Form 10-K, Exhibit 13
period 1997-02-01
CHICOS FAS INC
filed 1997-04-30
CIK 897429

                [GRAPHIC - PICTURE OF FEMALE MODEL WITH FLOWERS]


                                  CHICO'S(R)
                         REAL CLOTHES FOR REAL PEOPLE

                              1997 ANNUAL REPORT

             [GRAPHIC - FOUR PICTURES INCLUDING UNITED STATES FLAG
                       AND THREE SEPARATE FEMALE MODELS]


                                  CHICO'S(R)

                                 REAL CLOTHES

To our shareholders,

         Fiscal 1997 was another challenging year for Chico's. We saw some success in our profit with net income of 24 cent(s) per share as compared to 21 cent(s) per share in the prior year. However, although we were profitable for the year, we experienced a fourth quarter of negative earnings. We are now taking steps to make improvements in the Company's performance.

         As I reported last year, in 1995 we had implemented a transition plan which included the hiring of a new executive Vice President/General Merchandise Manager. Melissa Payner, hired to fill this position, was promoted to President of the Company in August, 1996. However, in the latter portion of the fiscal year, our senior management group had a significant difference of views as to the strategic direction for the Company's future. Our inability to agree lead to a separation arrangement with Melissa, which was effective at the end of March, 1997.

         My goal and the goal of our management team is to make Chico's the force it once was in the marketplace. We realize Chico's has lost the image that made is distinct and special.

         Helene and I are heading up the product development group which is already making great strides. We are committed to giving our customers what they are asking for: casual, loose fitting, cotton, easy-to-care-for clothing at a great value. Charlie Kleman, our Chief Financial Officer, is directing our planning, distribution, and merchandising team until we complete our search for a senior merchandise manager. Once new merchandise is in our stores and the customer is responding favorably, we intend to commence the search for a senior merchandise manager to maintain this direction and lead the planning, distribution, and merchandising team.

         We are working toward reviving not only our product line, but also the Chico's spirit within our stores. We are planning to implement a training program to correspond with the image that the Company wants to project. I am committed to working with our field to see to it that this training program is up and running as soon as possible.

         In order to be consistent with the Chico's spirit and our product development, we are enhancing our store concept. We intend to put "character" back into our stores. We have already implemented some of these concepts in our Fifth Avenue, Naples store and our Bell Tower, Fort Myers store, both in Florida, and the look is being very well received.

         Back in 1992 and 1993, we had a concept that was exciting and unique. We have been through several changes in direction since that time, believing that the fashion world and the retail environment had changed and that we had to change to meet it. I look back at some of the special characteristics that have made us strong, such as our exclusively designed clothing, the continual introduction of new merchandise, our boutique store atmosphere and our personalized customer service. These qualities which distinguished Chico's from its competition and made it exciting can still work today.

         We will have some tremendous talent to assist us in our efforts through our Board of Directors. Verna Gibson, previously with The Limited and a board member since we became a public company, has always been a great source of guidance. Keith Schilit will not be continuing as a Board member, but I want to thank him for the guidance in financial and compensation matters he has provided. The Board has nominated two new independent directors for election at this, the 1997 annual meeting: Ross Roeder, with twenty years of extensive multi-unit retail experience with Fotomat Corp., Denny's Restaurants and Baskin Robbins and John Burden, former Chairman of Federated Stores, with 30 years of department store experience. I am excited about this new team and confident that it can only mean good things for Chico's in the future.

         On the other hand, because of all the restructuring that will be necessary in fiscal 1998, we believe it will be a difficult year. We expect the first half of the year to continue to be challenging, but are hopeful that the changes we are putting into place will yield more positive results in the second half of the year and into future years.

         We have started on the path I refer to as "Back to the Future." We intend to listen to our customers and respond to their needs. I have faith in our management team who are very capable, positive and unified in their vision for the future.

                                            Sincerely,

                                            /s/Marvin Gralnick
                                            ----------------------
                                            Marvin Gralnick
                                            Chairman of the Board




        [GRAPHIC OF FEMALE MODEL WITH FLOWERS BEHIND SHAREHOLDER LETTER]

                                  CHICO'S LOGO

                         INDEX
  5         Management's Discussion & Analysis
 11         Stock Information
 12         Financial Statements
 29         Executive Officers/Directors
 31         Store Listing

FINANCIAL HIGHLIGHTS

                                                                                     PRO FORMA
                                                                         ONE        FISCAL YEAR     FISCAL
                                     FISCAL YEAR ENDED                  MONTH          ENDED         YEAR
                          ----------------------------------------      ENDED       (UNAUDITED)     ENDED
                           1992       1993       1994       1995      1/28/96(1)      1996(1)      1997(1)
                           ----       ----       ----       ----      ----------    -----------    --------
                               (Dollars in thousands except per share data)
STATEMENT OF INCOME:
     Net Sales            $32,525    $46,835    $59,271    $60,343      $3,747        $60,763      $64,073
     Income (loss) from
        Operations          4,474      7,985      5,685      3,485        (524)         3,437        3,622
     Net Income (loss)      4,293      6,090      3,291      1,704        (338)         1,676        1,931
     Pro Forma Net
        Income
     Earnings (loss) Per
        Share(2)          $   .34    $   .61    $   .41    $   .22      $ (.04)       $   .21      $   .24

OPERATING DATA:
     Total Assets         $ 8,788    $16,589    $27,352    $27,009         N/A        $27,681      $31,248
     Long-Term Debt           691        593      4,663      5,896         N/A          7,131        7,008
     Stockholders'
        Equity            $ 4,785    $10,713    $14,226    $15,959         N/A        $15,621      $18,021
     Number of Stores
        (at end of
        period):
        Company-owned          57         78        104        111         N/A            111          123
        Franchised             18         16         17         12         N/A             12           10
                              ---        ---       ----       ----                     ------        -----
             Total             75         94        121        123         N/A            123          133
                              ---        ---       ----       ----                     ------        -----

(1) In December 1996, the Company elected to change its fiscal year end, effective January 29, 1996, from a 52/53 week fiscal year, ending on the Sunday closest to December 31st to a 52/53 week fiscal year ending on the Saturday closest to January 31st. The selected financial data presents financial results for the short one month transition period in January 1996, for a pro forma fiscal year ended January 28, 1996 and the first new full fiscal year ended February 1, 1997.

(2) Represents supplemental pro forma net income per common equivalent share for fiscal periods 1992 -- 1993.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     Since the Company opened its first store in 1983 principally selling folk art, its retail store system, now selling principally women's apparel, has grown to 133 stores as of February 1, 1997, of which 123 are Company-owned and 10 are franchised stores. Since fiscal 1989, the Company has de-emphasized the granting of new franchises as a strategy for growth and, at the same time, has been expanding its store base by opening Company-owned stores. Where possible and practical, the Company has also acquired stores from its franchisees. Since the beginning of fiscal 1993, the Company has acquired 6 stores from franchisees and opened 68 new Company-owned stores, 13 of which were opened in the fiscal year ended February 1, 1997, 8 of which were opened in the pro forma fiscal year ended January 28, 1996, 26 of which were opened in the fiscal year ended January 1, 1995 and 21 of which were opened in the fiscal year ended January 2, 1994. During this same time period, the Company closed 8 Company-owned stores and 3 franchised stores were closed. The Company plans to open eight to twelve new Company-owned stores in the fiscal year ending January 31, 1998. In addition, the Company is evaluating certain existing Company-owned store locations, including stores with leases coming up for renewal, and is considering the possibility of closing 5 to 8 Company-owned stores in the fiscal year ending January 31, 1998.

RESULTS OF OPERATIONS

     The following table sets forth, for each of the respective periods indicated, certain operating statement data and the percentage of the Company's net sales represented by each line item presented. The Company elected, effective January 29, 1996, to change its fiscal year from a 52/53 week fiscal year, ending on the Sunday closest to December 31st, to a 52/53 week fiscal year ending on the Saturday closest to January 31st. To assist in a review of the Company's results of operations, the following table includes operating statement data for the short one month transition period in January 1996, for a pro forma fiscal year ended January 28, 1996 and for the first new full fiscal year ended February 1, 1997.

                                                                                 ONE MONTH PERIOD     PRO FORMA FISCAL YEAR
                                                FISCAL YEAR ENDED                      ENDED            ENDED (UNAUDITED)
                                    -----------------------------------------   -------------------   ---------------------
                                    JANUARY 1,           DECEMBER 31,           JANUARY 28,           JANUARY 28,
                                       1995                  1995                  1996                   1996
                                    (52 WEEKS)     %      (52 WEEKS)      %      (4 WEEKS)      %      (52 WEEKS)      %
                                    ----------   -----   ------------   -----   -----------   -----   ------------   ------
Net sales by company stores.......   $55,282      93.3%    $57,636       95.5%    $3,619       96.6%     $58,091       95.6%
Net sales to franchisees..........     3,989       6.7       2,707        4.5        128        3.4        2,672        4.4
                                     -------     -----     -------      -----     ------      -----      -------      -----
  Net sales.......................    59,271     100.0      60,343      100.0      3,747      100.0       60,763      100.0
Cost of goods sold................    22,418      37.8      26,115       43.3      1,913       51.0       26,484       43.6
                                     -------     -----     -------      -----     ------      -----      -------      -----
  Gross profit....................    36,853      62.2      34,228       56.7      1,834       49.0       34,279       56.4
General, administrative and store
  operating expenses..............    31,168      52.6      30,743       50.9      2,358       63.0       30,842       50.7
                                     -------     -----     -------      -----     ------      -----      -------      -----
Income (loss) from operations.....     5,685       9.6       3,485        5.8       (524)     (14.0)       3,437        5.7
Interest expense, net.............       119        .2         621        1.1         39        1.0          620        1.0
                                     -------     -----     -------      -----     ------      -----      -------      -----
Income (loss) before taxes........     5,566       9.4       2,864        4.7       (563)     (15.0)       2,817        4.7
Provision for (benefit from)
  income taxes....................     2,275       3.8       1,160        1.9       (225)     (6.0)        1,141        1.9
                                     -------     -----     -------      -----     ------      -----      -------      -----
Net income (loss).................   $ 3,291       5.6%    $ 1,704        2.8%    $ (338)     (9.0)%     $ 1,676        2.8%
                                     =======     =====     =======      =====     ======      =====      =======      =====


                                     FISCAL YEAR ENDED
                                    -------------------
                                    FEBRUARY 1,
                                       1997
                                    (53 WEEKS)      %
                                    -----------   -----
Net sales by company stores.......    $62,318      97.3%
Net sales to franchisees..........      1,755       2.7
                                      -------     -----
  Net sales.......................     64,073     100.0
Cost of goods sold................     26,713      41.7
                                      -------     -----
  Gross profit....................     37,360      58.3
General, administrative and store
  operating expenses..............     33,738      52.6
                                      -------     -----
Income (loss) from operations.....      3,622       5.7
Interest expense, net.............        404        .7
                                      -------     -----
Income (loss) before taxes........      3,218       5.0
Provision for (benefit from)
  income taxes....................      1,287       2.0
                                      -------     -----
Net income (loss).................    $ 1,931       3.0%
                                      =======     =====

FIFTY-THREE WEEKS ENDED FEBRUARY 1, 1997 COMPARED TO PRO FORMA FIFTY-TWO WEEKS ENDED JANUARY 28, 1996

     NET SALES. Net sales by Company owned stores for the fifty-three weeks ended February 1, 1997 increased by $4.2 million over net sales by Company-owned stores for the pro forma fifty-two weeks ended January 28, 1996.

     The increase was primarily the result of $3.9 million in additional sales provided (1) by the fourteen stores opened or acquired in the fiscal year ended February 1, 1997 (net of two stores closed during the fiscal year) prior to such stores being included in the Company's comparable store base and (2) by several extended clearance sales conducted at, or near, the Company's warehouse (approximately $992,000 of additional net sales). Approximately $1.0 million of the additional sales were attributable to the thirteen stores opened or acquired in the pro forma fiscal year ended January 28, 1996 (net of six stores closed during such period). These increases in net sales were offset in part by a comparable Company-owned store net sales decrease of $704,000.

     Net sales to franchisees for the fifty-three weeks ended February 1, 1997 decreased by approximately $917,000, or 34.4%, compared to net sales to franchisees for the pro forma fifty-two weeks ended January 28, 1996. This decrease in net sales to franchisees resulted in part from the acquisition by the Company of six franchised stores during the two fiscal years ended February 1, 1997, and the closing of one franchise in March 1996. Management believes the balance of this decrease in net sales to franchisees resulted in part from conservative buying positions established by the franchisees as the Company began delivering its new designs and styles in late March 1996, combined with increased returns of older merchandise in anticipation of a new, more restrictive return policy which became effective in July 1996.

     GROSS PROFIT. Gross profit for the fifty-three weeks ended February 1, 1997 was $37.4 million, or 58.3% of net sales, compared with $34.3 million, or 56.4% of net sales for the pro forma fifty-two weeks ended January 28, 1996. The increase in the gross profit percentage primarily resulted from improved gross margins related to the Company's new spring and holiday goods, and an increase in the Company's outlet gross margins due to a change in its merchandising strategies together with the effect of the decreased percentage of total sales attributable to franchisees which carry lower margins. The Company does not believe that the increased gross margins at the Company's outlets are likely to continue in fiscal 1998 at the same level as in fiscal 1997 because the Company intends to pursue a more aggressive strategy to maintain lower levels of inventories in the distribution center.

     GENERAL, ADMINISTRATIVE AND STORE OPERATING EXPENSES. General, administrative and store operating expenses increased to $33.7 million, or 52.6% of net sales, in the fifty-three weeks ended February 1, 1997 from $30.8 million, or 50.7% of net sales, in the pro forma fifty-two weeks ended January 28, 1996. The increase in general, administrative and store operating expenses, for the most part, was the result of increases in store operating expenses, including store compensation and occupancy costs associated with additional store openings. To a lesser degree, the increase in general, administrative and store operating expense was a result of increased marketing and promotion costs associated with mailings to existing and potential customers, combined with the Company's increased outreach efforts. In addition, the increase was also due to a nonrecurring cost of approximately $325,000 related to separation expenses associated with the former President of the Company. During the pro forma fiscal year ended January 28, 1996, general, administrative and store operating costs were negatively impacted by an approximate $235,000 nonrecurring cost related to the Company's refinancing of its outstanding indebtedness. The increase in these expenses as a percentage of net sales was principally a result of the increased marketing and promotion costs, combined with the decline in comparable Company-owned store net sales.

     INTEREST EXPENSE, NET. Interest expense, net, decreased to approximately $404,000 in the fifty-three weeks ended February 1, 1997 from approximately $620,000 in the pro forma fifty-two weeks ended January 28, 1996. This decrease was primarily a result of decreased interest rates due to the refinancing accomplished in January 1996.

     NET INCOME. As a result of the factors discussed above, net income reflects an increase of 15.1% to $1.9 million for the fifty-three weeks ended February 1, 1997 from net income of $1.7 million for the pro forma fifty-two weeks ended January 28, 1996. The income tax provision represented an effective rate of 40.0% for the fifty-three weeks ended February 1, 1997 while the income tax provision for the pro forma fifty-two weeks ended January 28, 1996 represented an effective rate of 40.5%. The decrease in the effective rate is largely attributable to lower permanent book-to-tax differences in the current fiscal year.

COMPARISON OF FIFTY-THREE WEEKS ENDED FEBRUARY 1, 1997 TO FISCAL 1995

     As is evident from the table above, the results of operations for the pro forma fiscal year ended February 1, 1997 and the fiscal year ended December 31, 1995 are substantially the same, particularly as to the relative percentages of net sales for each line item. Accordingly, a discussion of a comparison of the fifty-three weeks ended February 1, 1997 to the fiscal year ended December 31, 1995 would be largely the same as the above discussion which compares the fifty-three weeks ended February 1, 1997 to the pro forma fifty-two weeks ended January 28, 1996.

FOUR WEEKS ENDED JANUARY 28, 1996

     The Company has historically cleared merchandise at marked down prices during the month of January. This practice, which the Company believes to be consistent with other apparel retailers, results in a four week period that is not representative of the full year results. Weekly sales during this four week period are generally lower due to substantially increased returns resulting from the Christmas selling season, combined with the deep markdowns required to clear merchandise and meet competition.

     For the one month period ended January 28, 1996, the gross profit percentage of 49.0% is substantially less than the Company experiences on a full quarter basis due to the focus on clearance of goods. Further, the general, administrative and store operating expense percentage of 62.9% for the one month period was also substantially higher than the Company experiences on a full quarter basis due to the reduced sales described above, combined with certain relatively fixed levels of expenses. As a result of the above, the losses shown for this month are generally consistent with past January results.

FISCAL 1995 COMPARED TO FISCAL 1994

     NET SALES. Net sales by Company-owned stores for the 52 weeks ended December 31, 1995 increased by $2.4 million, or 4.3%, over net sales by Company-owned stores for the comparable 52 weeks ended January 1, 1995. The increase was principally the result of $5.3 million in additional sales prior to being included in the Company's comparable store base from the 26 stores opened in 1994 (net of 6 stores closed in 1995), and $2.5 million in additional sales from the stores opened or acquired in 1995, which increases were offset in substantial part by a comparable Company-owned store net sales decrease of $5.4 million.

     Net sales to franchisees for the 52 weeks ended December 31, 1995 decreased by $1.3 million, or 32.1%, compared to net sales to franchisees for the 52 weeks ended January 1, 1995. Management believes this decrease in net sales to franchisees resulted in part from a less than desirable assortment, depth and inventory level of available merchandise and a general slump in the women's apparel industry and is in part attributable to the acquisition by the Company of 5 franchised stores during 1995.

     GROSS PROFIT. Gross profit for the 52 weeks ended December 31, 1995 was $34.2 million, or 56.7% of net sales, compared with $36.9 million, or 62.2% of net sales for the 52 weeks ended January 1, 1995. The decrease in the gross profit percentage primarily resulted from the Company's strategy implemented principally in the first quarter of 1995 to heavily discount, through sidewalk sales and other markdowns in its stores, the existing merchandise. The decrease in the gross profit margin is also attributable to the Company's strategy to reduce price points to be more competitive in the current women's apparel market, to increase promotions in response to market conditions and, to a lesser degree, to the inclusion in cost of goods sold of the increased costs of the Company's new corporate headquarters which opened in September 1994. Although the Company reduced its markdown strategy for the second and third quarters of 1995, it determined that market conditions warranted increased markdowns in the fourth quarter of 1995 and into the first quarter of 1996.

     GENERAL, ADMINISTRATIVE AND STORE OPERATING EXPENSES. General, administrative and store operating expenses decreased to $30.7 million, or 50.9% of net sales, in the 52 weeks ended December 31, 1995 from $31.2 million, or 52.6% of net sales, in the 52 weeks ended January 1, 1995. The decrease in general, administrative and store operating expenses, for the most part, was the result of staff and expense reductions in field management and at the Company's corporate headquarters. These staff and expense reductions were initiated by the Company in January 1995 as a response to the declining

Company-owned and franchise store sales trends. These reductions in expense levels were substantially offset by increases in store operating expenses, including store compensation and occupancy costs associated with additional store openings. To a lesser degree, the decrease in general, administrative and store operating expense was a result of an approximate $235,000 nonrecurring cost related to the Company's refinancing of its outstanding indebtedness. During 1994, general administrative and store operating costs were negatively impacted by an approximate $945,000 nonrecurring cost related to employee severance costs and a write-off of lease obligations. The decrease in these expenses as a percentage of net sales was principally a result of the cost reductions described above, offset by the decline in comparable Company-owned store net sales.

     INTEREST EXPENSE, NET. Interest expense, net, increased to approximately $621,000 in the 52 weeks ended December 31, 1995 from approximately $119,000 in the 52 weeks ended January 1, 1995. This increase was primarily a result of increased borrowing on the Company's credit line to fund current operations as the decline in comparable Company-owned store net sales negatively impacted cash flow from operations, and a result of borrowing under new credit facilities aggregating $4.5 million and funded during the second and third quarters of 1994. The $4.5 million of new credit facilities were put in place primarily to support the construction and equipping of the Company's combined corporate headquarters, distribution center and woodshop facility.

     NET INCOME. As a result of the factors discussed above, net income reflects a decrease of 48.2% to $1.7 million for the 52 weeks ended December 31, 1995 from net income of $3.3 million for the 52 weeks ended January 1, 1995. The income tax provision represented an effective rate of 40% for the 52 weeks ended December 31, 1995, while the income tax provision for the 52 weeks ended January 1, 1995 represented an effective rate of 40.9%. The decrease in the effective rate is largely attributable to lower permanent book-to-tax differences in 1995 versus 1994, offset by an increase in the overall state income tax rate.

COMPARABLE COMPANY-OWNED STORE NET SALES

     Comparable company store net sales decreased by 1.3% for the fifty-three weeks ended February 1, 1997 (fiscal 1997) when compared to the comparable fifty-three weeks of the previous period. Comparable Company store net sales data is calculated based on the change in net sales of currently open Company-owned stores that have been operated as a Company store for at least thirteen months.

     The Company believes that the overall decrease in comparable company store net sales, which resulted from negative comparable store sales in the third and fourth quarter of the fiscal year ended February 1, 1997, were attributable to a less than desirable assortment, depth and inventory level of available merchandise. During fiscal 1997, the Company attempted to increase its usage of specialty fabrics, with less cotton as its core fabric and the Company sought to increase its customer base to include a younger customer. In the Company's opinion, this resulted in higher price points and merchandise outside the traditional Chico's look. The Company intends to return to a more traditional look including the increased use of cotton.

     In addition, in an effort to reduce inventory levels as of the end of the third quarter, the Company reduced fourth quarter receipts of merchandise through reduced levels of purchases. The reduced levels of merchandise received were aggravated by certain product cancellations during such periods. As a result, the Company believes it did not have a sufficient assortment of merchandise in its stores for the Christmas selling season.

     The following table sets forth for each of the four quarters of fiscal 1997, 1996 and 1995 (restated to reflect the change in year end), the percentage changes in comparable store net sales at Company-owned stores:

                                      FISCAL QUARTERS
                           -------------------------------------
                            1ST     2ND     3RD     4TH    FULL
                            QTR     QTR     QTR     QTR    YEAR
                           -----   -----   -----   -----   -----
Fiscal year ended
  2/1/97:                    2.9%    2.2%   (0.3%) (10.6%)  (1.3%)
Fiscal year ended
  1/28/96:                 (17.2%) (13.5%)  (8.1%)   0.2%  (10.1%)
Fiscal year ended
  1/29/95:                   3.9%   (1.8%) (14.0%) (15.9%)  (7.4%)

LIQUIDITY AND CAPITAL RESOURCES

     The Company's primary ongoing capital requirements are for funding capital expenditures related to new store openings and merchandise inventory purchases.

     During the fifty-three weeks ended February 1, 1997 (fiscal 1997) and the fifty-two weeks ended December 31, 1995 (1995), the Company's primary source of working capital was cash flow from operations of $3.2 million and $2.1 million, respectively. The increase in cash flow from operations was primarily due to an increase in accounts payable and accrued expenses in fiscal 1997 of $1.5 million principally related to large receipts of merchandise near the end of fiscal 1997 for which payment had not yet been made. This compares to a decrease in accounts payable and accrued expenses of approximately $1.5 million in 1995 due to payments of the final liabilities related to the Company's new combined corporate headquarters, distribution center and woodshop. This increase in cash flow from operations was offset by an increase in inventories of $1.7 million in fiscal 1997, as compared to an increase of approximately $140,000 in 1995. This increase in cash flow from operations was also due to an increase in cash flow of approximately $227,000 due to improved overall profitability of the Company.

     The Company had pursued a strategy over the past two years to expand and shift its vendor base to new vendors in Hong Kong, Turkey, Guatemala, Peru, India and the U.S. The shift in the vendor base was implemented by the Company for several reasons. First, management was concerned that the quality and timeliness of deliveries from its pre 1995 vendor base were not measuring up to the standards required for some of its new lines of merchandise. Second, management determined that it was important to make further efforts to reduce its reliance on a limited number of suppliers. However, because of certain perceived higher sourcing costs that can be associated with the Company's vendors in the far east and certain other long term uncertainties presented by such vendor relationships, the Company intends to begin to redirect a portion of its sourcing activities towards new vendors in Mexico, Guatemala and other countries in the western hemisphere. Although the Company has identified a number of new vendors in these countries, there can be no assurance that the Company will achieve its goal of reducing sourcing costs while at the same time maintaining quality and achieving timeliness of delivery. In addition, this plan to begin a shift to new vendors is expected to continue the increase in the Company's needs for documentary letters of credit. As of February 1, 1997, the Company had letter of credit facilities totaling $4 million ($1.3 million remaining available as of February 1, 1997).

     The Company's reliance on sourcing from foreign countries causes the Company to be exposed to certain unique business and political risks. Import restrictions, including tariffs and quotas and changes in such tariffs or quotas could affect the importation of apparel generally and, in that event, could increase the cost or reduce the supply of apparel available to the Company and have an adverse effect on the Company's business, financial condition and/or results of operations. The Company's merchandise flow could also be adversely affected by political instability in any of the countries in which its goods are manufactured, by significant fluctuations in the value of the U.S. dollar against applicable foreign currencies and by restrictions on the transfer of funds.

     The Company invested $2.9 million during fiscal 1997 for capital expenditures principally associated with the opening of thirteen new Company stores, the remodeling of 10 existing Company stores and with the costs of new fixtures for a Company-wide refixturing program to convert all Company stores from principally folded displays to principally hanging displays. This refixturing effort is essentially completed with capital expenditures of approximately $675,000. The Company initially intended to expand its store remodeling program in 1997 to include up to 30 additional stores for the first six months of fiscal 1997. This program has been put on hold until the Company can more appropriately evaluate the potential impact on sales at the stores that have already been remodeled. The Company also closed, during this period, the temporary store located in Florida that was used as a outlet and one store whose lease had expired which the Company elected not to renew.

     During the first quarter of fiscal 1997, one of the Company's former officers exercised 71,450 stock options at the price of $4.08. In addition, during fiscal 1997, several other employees exercised 7,212 options at various prices ranging from $5.50 to $8.75 and the Company sold 22,868 shares at prices of $3.83 and $5.42 under its Employee Stock Purchase Plan. The proceeds from these issuances of stock in fiscal 1997 amounted to approximately $469,000. In 1995 the proceeds from issuance of stock under its Employee Stock Purchase Plan amounted to approximately $29,000.

     During fiscal 1997 the Company borrowed approximately $29,000 under its available working capital credit lines, while in 1995, the Company repaid approximately $104,000. In addition, in fiscal 1997 the Company repaid approximately $403,000 of other indebtedness, while it repaid approximately $661,000 of other indebtedness in 1995.

     During 1995, the Company invested $1.0 million for capital expenditures associated with the opening of eight new Company stores and remodeling of five stores. During this time frame, the Company also acquired the assets and franchise rights for five franchise locations in exchange for two year notes of approximately $324,000, net of receivables due to the Company. These transactions are not included in the statement of cash flows since they were noncash transactions.

     In January 1996, the Company obtained a seven year $5.6 million mortgage facility from a lender which mortgage was in addition to the Company's $6 million working capital line and letter of credit facility. The proceeds of the mortgage facility were used in part to repay the $3.9 million balance of certain term and note facilities that had been put in place in 1994 and were used in part to provide $1.6 million of cash to serve as collateral (along with inventories and accounts receivable) for both its line and letter of credit facilities. As part of this refinancing, the collateral deposits previously provided by certain shareholders to secure the letter of credit facility were no longer required.

     In the first quarter of 1995, the Company also received from a franchisee a thirty month note of approximately $274,000 in exchange for past due receivables to assist the franchisee through a transition period and in an effort to help support the operations of the franchisee's most recently opened franchised store. The note is current, with approximately $87,000 of principal remaining to be paid.

     The Company plans to open approximately 8-12 new stores in fiscal 1998. Previously the Company had indicated that it was considering testing the sale of folk art and other lifestyle accessories in one or more of its Company stores in fiscal 1997. The Company has decided that it will postpone this test until at least 1998 to allow it to concentrate on its new store opening programs and reorganizing and strengthening its management team. The Company believes that the liquidity needed for its planned new store growth and maintenance of proper inventory levels associated with this growth will be funded primarily from cash flow from operations and borrowings under its line of credit. The Company further believes that this liquidity will be sufficient, based on currently planned new store openings, to fund anticipated capital needs over the near-term, including scheduled debt repayments. If cash flow from operations should prove to be less than anticipated, or if there should arise a need for additional letter of credit capacity due to establishing new and expanded sources of supply, or if the Company were to increase the number of new Company stores planned to be opened in future periods, the Company might need to seek other sources of financing to conduct its operations or to pursue its expansion plans and there can be no assurance that such other sources of financing would be available.

SEASONALITY AND INFLATION

     The Company has historically experienced, and expects to continue to experience, seasonal fluctuations in its sales and net income. Historically, a greater portion of the Company's sales have been realized during the period from approximately November 1st through March 31st, thus impacting the first and fourth quarters. Historically, sales generated during this period have had a significant impact on the Company's results of operations. Fewer of the Company's new stores have been opened in warm-weather tourist locations and, as a result, the difference in sales and net income during these quarters of the fiscal year has been reduced. Moreover, performance during the first quarter of fiscal 1997 and during the first quarter of fiscal 1998 has been negatively impacted by separate merchandise transitions needed to clear out the old merchandise and prepare for the arrival of new designs and styles.

     Even though the Company is not as dependent on the Christmas selling season as many other retailers are, sales in the months of November and December are still expected to continue to represent, in the future, a greater portion of the Company's sales. If for any reason the Company's sales during November and December do not represent increased sales activity as compared with the remainder of the year (as was the case in fiscal 1997), or if there is a decrease in availability of working capital in the months prior to November and December, the Company's profitability could be materially and adversely affected. The Company's quarterly results of operations may also fluctuate significantly as a result of a variety of factors, including the timing of new store openings, the net sales contributed by new stores and store closings.

     Although the operations of the Company are influenced by general economic conditions, the Company does not believe that inflation has had a material effect on the results of operations during fiscal 1997 and 1995.

TRADING AND DIVIDEND INFORMATION

     The following table sets forth, for the periods indicated, the range of high and low closing sale prices for the Common Stock, as reported on the NASDAQ National Market System.

FOR THE FISCAL YEAR ENDED FEBRUARY 1, 1997                     HIGH     LOW
------------------------------------------                     ----     ---
First Quarter (January 29, 1996 - April 28, 1996)...........  $ 7.00   $ 4.13
Second Quarter (April 29, 1996 - July 28, 1996).............   11.75     6.50
Third Quarter ( July 29, 1996 - October 27, 1996)...........    9.00     6.00
Fourth Quarter (October 28, 1996 - February 1, 1997)........    6.69     3.63

FOR THE PRO FORMA FISCAL YEAR ENDED JANUARY 28, 1996
----------------------------------------------------
First Quarter (January 30, 1995 - April 30, 1995)...........  $ 8.13   $ 5.63
Second Quarter (May 1, 1995 - July 30, 1995)................    5.75     4.15
Third Quarter ( July 31, 1995 - October 29, 1995)...........    6.38     4.25
Fourth Quarter (October 30, 1995 - January 28, 1996)........    5.13     4.25

     Since its initial public offering, the Company has not paid any cash dividends except for $5,853,000 of dividends representing previously taxed undistributed S corporation earnings which dividends were declared prior to the Company's initial public offering and paid to persons who were stockholders prior to the offering. The Company does not intend to pay any cash dividends for the foreseeable future and intends to retain earnings, if any, for the future operation and expansion of the Company's business. Any determination to pay dividends in the future will be at the discretion of the Company's Board of Directors and will be dependent upon the Company's results of operations, financial condition, contractual restrictions and other factors deemed relevant by the Board of Directors.

     The approximate number of equity security holders of the Company is as follows:

                  NUMBER OF RECORD HOLDERS
                       TITLE OF CLASS                         AS OF APRIL 20, 1997
                  ------------------------                    --------------------
Common Stock, par value $.01 per share......................          605

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF
CHICO'S FAS, INC.:

We have audited the accompanying balance sheets of Chico's FAS, Inc. (a Florida corporation) as of February 1, 1997, and December 31, 1995, and the related statements of income, stockholders' equity and cash flows for the fiscal year ended February 1, 1997, for the period from January 1, 1996, through January 28, 1996, and for the fiscal years ended December 31, 1995, and January 1, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chico's FAS, Inc. as of February 1, 1997, and December 31, 1995, and the results of its operations and its cash flows for the fiscal year ended February 1, 1997, for the period from January 1, 1996, through January 28, 1996, and for the fiscal years ended December 31, 1995, and January 1, 1995, in conformity with generally accepted accounting principles.

/s/ Arthur Anderson LLP

Arthur Andersen LLP
Tampa, Florida,
     March 6, 1997

                               CHICO'S FAS, INC.

                                 BALANCE SHEETS


                           ASSETS                                    FEBRUARY 1,         DECEMBER 31,
                           ------                                       1997                 1995
                                                                     -----------         ------------
CURRENT ASSETS:
  Cash and cash equivalents.................................         $   832,176         $ 1,099,929
  Receivables, less allowances of $105,000 and $115,000 for
     sales returns, respectively............................             763,451             571,482
  Inventories...............................................           7,845,362           6,775,374
  Prepaid expenses..........................................             473,444             376,987
  Deferred taxes............................................           1,290,000             867,000
                                                                     -----------         -----------
          Total current assets..............................          11,204,433           9,690,772

CERTIFICATE OF DEPOSIT......................................           1,600,000                  --

PROPERTY AND EQUIPMENT, net.................................          17,236,952          16,219,968

DEFERRED TAXES..............................................             552,000             540,000

OTHER ASSETS, net...........................................             654,673             558,540
                                                                     -----------         -----------
                                                                     $31,248,058         $27,009,280
                                                                     ===========         ===========

            LIABILITIES AND STOCKHOLDERS' EQUITY
            ------------------------------------

CURRENT LIABILITIES:
  Accounts payable..........................................         $ 3,301,990         $ 2,035,074
  Accrued liabilities.......................................           2,461,026           2,467,231
  Current portion of debt and lease obligations.............             456,602             652,264
                                                                     -----------         -----------
          Total current liabilities.........................           6,219,618           5,154,569

DEBT AND LEASE OBLIGATIONS, excluding current portion.......           7,007,842           5,895,761

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
  Common stock, $.01 par value, 25,000,000 shares authorized and 7,884,118 and 7,782,498 shares issued and
     outstanding, respectively..............................              78,841              77,825
  Additional paid-in capital................................           7,555,708           7,087,636
  Retained earnings.........................................          10,386,049           8,793,489
                                                                     -----------         -----------
          Total stockholders' equity........................          18,020,598          15,958,950
                                                                     -----------         -----------
                                                                     $31,248,058         $27,009,280
                                                                     ===========         ===========

      The accompanying notes are an integral part of these balance sheets.

                               CHICO'S FAS, INC.

                              STATEMENTS OF INCOME


                                                          PERIOD FROM
                                         FISCAL YEAR    JANUARY 1, 1996,    FISCAL YEAR     FISCAL YEAR
                                            ENDED           THROUGH            ENDED           ENDED
                                         FEBRUARY 1,      JANUARY 28,       DECEMBER 31,    JANUARY 1,
                                            1997              1996              1995           1995
                                         -----------    ----------------    ------------    -----------
NET SALES BY COMPANY STORES..........    $62,317,817       $3,619,519        $57,635,904    $55,282,084
NET SALES TO FRANCHISEES.............      1,754,788          127,614          2,707,284      3,989,364
                                         -----------    ---------------     ------------    -----------
  Net sales..........................     64,072,605        3,747,133         60,343,188     59,271,448

COST OF GOODS SOLD...................     26,712,475        1,912,512         26,115,326     22,418,443
                                         -----------    ---------------     ------------    -----------
  Gross profit.......................     37,360,130        1,834,621         34,227,862     36,853,005

GENERAL, ADMINISTRATIVE AND STORE
  OPERATING EXPENSES.................     33,738,523        2,358,122         30,742,863     31,168,367
                                         -----------    ---------------     ------------    -----------
  Income (loss) from operations......      3,621,607         (523,501)         3,484,999      5,684,638

INTEREST EXPENSE, net................        404,054           39,492            621,403        119,007
                                         -----------    ---------------     ------------    -----------
INCOME (LOSS) BEFORE INCOME TAXES....      3,217,553         (562,993)         2,863,596      5,565,631
INCOME TAX PROVISION (BENEFIT).......      1,287,000         (225,000)         1,160,000      2,275,000
                                         -----------    ---------------     ------------    -----------
  Net income (loss)..................    $ 1,930,553       $ (337,993)       $ 1,703,596    $ 3,290,631
                                         ===========    ===============     ============    ===========
NET INCOME (LOSS) PER COMMON AND
  COMMON EQUIVALENT SHARE............           $.24            ($.04)              $.22           $.41

WEIGHTED AVERAGE COMMON AND COMMON
  EQUIVALENT SHARES OUTSTANDING......      8,048,063        7,827,269          7,877,800      8,019,804

        The accompanying notes are an integral part of these statements.

                               CHICO'S FAS, INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                                             COMMON STOCK
                                          -------------------   ADDITIONAL
                                                        PAR      PAID-IN      RETAINED
                                           SHARES      VALUE     CAPITAL      EARNINGS        TOTAL
                                          ---------   -------   ----------   -----------   -----------
BALANCE, JANUARY 2, 1994................  7,764,098   $77,641   $6,836,018   $ 3,799,262   $10,712,921
  Issuance of common stock..............     11,207       112      108,724            --       108,836
  Compensation contributed by
     stockholder........................         --        --      113,647            --       113,647
  Net income for the fiscal year ended
     January 1, 1995....................         --        --           --     3,290,631     3,290,631
                                          ---------   -------   ----------   -----------   -----------
BALANCE, JANUARY 1, 1995................  7,775,305    77,753    7,058,389     7,089,893    14,226,035
  Issuance of common stock..............      7,193        72       29,247            --        29,319
  Net income for the fiscal year ended
     December 31, 1995..................         --        --           --     1,703,596     1,703,596
                                          ---------   -------   ----------   -----------   -----------
BALANCE, DECEMBER 31, 1995..............  7,782,498    77,825    7,087,636     8,793,489    15,958,950
  Net loss for the period from January
     1, 1996, through January 28,
     1996...............................         --        --           --      (337,993)     (337,993)
                                          ---------   -------   ----------   -----------   -----------
BALANCE, JANUARY 28, 1996...............  7,782,498    77,825    7,087,636     8,455,496    15,620,957
  Issuance of common stock..............    101,620     1,016      468,072            --       469,088
  Net income for the fiscal year ended
     February 1, 1997...................         --        --           --     1,930,553     1,930,553
                                          ---------   -------   ----------   -----------   -----------
BALANCE, FEBRUARY 1, 1997...............  7,884,118   $78,841   $7,555,708   $10,386,049   $18,020,598
                                          =========   =======   ==========   ===========   ===========

        The accompanying notes are an integral part of these statements.

                               CHICO'S FAS, INC.

                            STATEMENTS OF CASH FLOWS

                                                            PERIOD FROM
                                                          JANUARY 1, 1996,
                                     FISCAL YEAR ENDED        THROUGH         FISCAL YEAR ENDED    FISCAL YEAR ENDED
                                        FEBRUARY 1,         JANUARY 28,         DECEMBER 31,          JANUARY 1,
                                           1997                 1996                1995                 1995
                                      ---------------      --------------      ---------------     ---------------
CASH FLOWS FROM OPERATING
  ACTIVITIES:
  Net income (loss)..............       $ 1,930,553         $  (337,993)         $ 1,703,596         $  3,290,631
                                     --------------       -------------       --------------        -------------
  Adjustments to reconcile net
     income (loss) to net cash
     provided by (used in)
     operating activities --
     Depreciation and
       amortization..............         1,896,196             147,144            1,741,820            1,074,700
     Deferred tax (benefit)
       provision.................          (515,000)             80,000              303,000             (665,000)
     Loss from disposal of
       property and equipment....           200,103                  --               88,846               29,320
     Compensation contributed by
       stockholder...............                --                  --                   --              113,647
     Deferred rent expense,
       net.......................           (77,610)              2,365              (62,218)           1,037,336
     Decrease (increase) in
       assets --
       Receivables...............           113,063            (305,032)              18,659             (477,134)
       Inventories...............        (1,724,081)            654,093             (139,681)             460,382
       Prepaid expenses..........           (64,529)            (31,928)             (69,504)                 743
       Other assets..............           (65,991)             10,094              (47,422)                 433
     Increase (decrease) in
       liabilities --
       Accounts payable..........         1,266,986                 (70)          (1,238,356)             742,612
       Accrued liabilities.......           222,091            (228,296)            (222,688)             595,264
       Accrued income taxes......                --                  --                   --             (417,830)
                                     --------------       -------------       --------------        -------------
          Total adjustments......         1,251,228             328,370              372,456            2,494,473
                                     --------------       -------------       --------------        -------------
          Net cash provided by
            (used in) operating
            activities...........         3,181,781              (9,623)           2,076,052            5,785,104
                                     --------------       -------------       --------------        -------------
CASH FLOWS FROM INVESTING
  ACTIVITIES:
  Purchase of certificate of
     deposit.....................                --          (1,600,000)                  --                   --
  Purchases of property and
     equipment...................        (2,926,309)             (8,529)          (1,046,858)         (11,457,673)
                                     --------------       -------------       --------------        -------------
          Net cash used in
            investing
            activities...........        (2,926,309)         (1,608,529)          (1,046,858)         (11,457,673)
                                     --------------       -------------       --------------        -------------


                               CHICO'S FAS, INC.

                            STATEMENTS OF CASH FLOWS
                                  (CONTINUED)


                                                            PERIOD FROM
                                                          JANUARY 1, 1996,
                                     FISCAL YEAR ENDED        THROUGH         FISCAL YEAR ENDED    FISCAL YEAR ENDED
                                        FEBRUARY 1,         JANUARY 28,         DECEMBER 31,          JANUARY 1,
                                           1997                 1996                1995                 1995
                                      ---------------      --------------      ---------------     ---------------
CASH FLOWS FROM FINANCING
  ACTIVITIES:
  Proceeds from issuance of
     common stock, net...........           469,088                  --               29,319              108,836
  Net borrowings (payments) under
     line of credit agreement....            29,103            (467,126)            (103,895)             826,837
  Principal payments on notes
     payable.....................          (288,311)         (3,875,639)            (549,969)            (187,879)
  Borrowings under notes
     payable.....................                --           5,587,500                   --            4,500,000
  Principal payments on lease
     obligations.................          (115,006)             (9,455)            (110,699)            (104,748)
  Deferred finance costs.........           (62,536)           (172,691)                  --                   --
                                     --------------       -------------       --------------        -------------
          Net cash provided by
            (used in) financing
            activities...........            32,338           1,062,589             (735,244)           5,143,046
                                     --------------       -------------       --------------        -------------
          Net increase (decrease)
            in cash and cash
            equivalents..........           287,810            (555,563)             293,950             (529,523)
                                     --------------       -------------       --------------        -------------
CASH AND CASH EQUIVALENTS,
  beginning of period............           544,366           1,099,929              805,979            1,335,502
                                     --------------       -------------       --------------        -------------
CASH AND CASH EQUIVALENTS, end of
  period.........................       $   832,176         $   544,366          $ 1,099,929         $    805,979
                                     ==============       =============       ==============        =============
SUPPLEMENTAL DISCLOSURES OF CASH
  FLOW INFORMATION:
     Cash paid during the fiscal
       years or period for
       interest..................       $   571,038         $    83,475          $   594,384         $    199,170
     Income taxes................       $ 1,769,400         $        --          $   947,546         $  3,419,735

        The accompanying notes are an integral part of these statements.

                               CHICO'S FAS, INC.

                         NOTES TO FINANCIAL STATEMENTS

                                FEBRUARY 1, 1997

1. BUSINESS ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES:

BUSINESS ORGANIZATION

Chico's FAS, Inc. (the Company) is a specialty retailer of exclusively designed, private label casual clothing and related accessories. As of February 1, 1997, the Company's retail store system consisted of 133 stores located throughout the United States, 123 of which were owned and operated by the Company, and 10 of which were owned and operated by franchisees.

FRANCHISE OPERATIONS

A summary of the changes in the number of the Company's franchise stores as compared to total Company-owned stores is as follows as of February 1, 1997, and December 31, 1995, and for the fiscal years then ended:

                                                              FEBRUARY 1,   DECEMBER 31,
                                                                 1997           1995
                                                              -----------   ------------
Franchise stores closed.....................................        1            --
Franchise stores purchased from franchisees.................        1             5
Franchise stores in operation at fiscal year-end............       10            12
Company-owned stores at fiscal year-end.....................      123           111

FISCAL YEAR

In December 1996, management made the decision to change the Company's fiscal year-end from the Sunday closest to December 31 to the Saturday closest to January 31, continuing to result in a 52- or 53-week fiscal year. The change in year-end resulted in a four-week transition period from January 1, 1996, through January 28, 1996. Statements of income, shareholders' equity and cash flows for the transition period are included in the accompanying financial statements. The fiscal year ended February 1, 1997, contained 53 weeks, and the fiscal years ended December 31, 1995, and January 1, 1995, contained 52 weeks.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand and investments with maturities of less than three months.

INVENTORIES

Inventories consist of finished clothing and accessories and are recorded at the lower of cost or market using the last-in, first-out (LIFO) method. If the lower of first-in, first-out cost or market method had been used, inventories would have been approximately $161,000 and $94,000 higher at February 1, 1997, and December 31, 1995, respectively, than those reported in the accompanying balance sheets. Purchasing, distribution and design costs are expensed as incurred and are included in the accompanying statements of income as cost of goods sold.

                               CHICO'S FAS, INC.

                         NOTES TO FINANCIAL STATEMENTS

                                  (CONTINUED)

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Fixtures manufactured and leasehold improvements constructed by the Company are recorded at cost, which includes elements of raw materials, labor and overhead. Depreciation of property, plant and equipment is provided on a straight-line basis over the estimated useful lives of the assets. Assets acquired under capital lease obligations and leasehold improvements are amortized over the lesser of the useful lives of the assets or the lease terms. Maintenance and repairs of property and equipment are expensed as incurred, and major improvements are capitalized.

Upon retirement, sale or other disposition of property and equipment, the cost and accumulated depreciation or amortization are eliminated from the accounts, and any gain or loss is charged to operations.

OTHER ASSETS

Included in other assets are intangible assets which include legal and other costs of obtaining the Company's trademark and debt financing agreements, non-compete agreements related to franchise repurchases and franchise cancellation fees for stores that were acquired by the Company and are currently in operation as Company-owned stores. Trademark costs and non-compete agreements are being amortized on a straight-line basis over 10 and 5 years, respectively, debt financing costs are being amortized over the term of the respective debt agreement and franchise cancellation fees are being amortized over the remaining terms of the related facilities' leases. Intangible assets are net of accumulated amortization of approximately $368,000 and $354,000 at February 1, 1997 and December 31, 1995, respectively.

ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS

In March 1995, the Financial Accounting Standards Board released Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (SFAS 121), which addresses when and how impairments to the value of long-lived assets should be recognized. SFAS 121 is effective for fiscal years beginning after December 15, 1995, and was implemented by the Company in the fiscal year ended February 1, 1997. The implementation of SFAS 121 did not have a material effect on the financial statements.

INCOME TAXES

The Company is a corporation subject to federal and state income taxes. The provision for income taxes includes federal and state income taxes currently payable and deferred income taxes, which are provided for temporary differences between the recognition of income and expenses for financial and income tax reporting purposes.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The book value of all financial instruments approximates their fair market value as of February 1, 1997. In the opinion of management, the aggregate fair market value of the Company based on the above is not a valid estimate of the market valuation of the Company as a whole.

REVENUE RECOGNITION

Net sales by company stores includes sales made to retail customers during the period, net of estimated customer returns. Net sales to franchisees includes merchandise shipped to franchisees, net of estimated returns.

                               CHICO'S FAS, INC.

                         NOTES TO FINANCIAL STATEMENTS

                                  (CONTINUED)

STORE PRE-OPENING COSTS

Operating costs (including store set-up, rent and training expenses) incurred prior to the opening of new stores are expensed as incurred and are included in general, administrative and store operating expenses in the accompanying statements of income.

INCOME PER COMMON AND COMMON EQUIVALENT SHARE

Net income per common and common equivalent share is calculated using the treasury stock method under which net income is divided by the weighted average common and common equivalent shares outstanding during the year. Differences between primary and fully diluted net income per common and common equivalent share were not significant.

In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings per Share" (SFAS 128). SFAS 128 establishes new standards for computing and presenting earnings per share
(EPS). Specifically, SFAS 128 replaces the presentation of primary EPS with a presentation of basic EPS, requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. SFAS 128 is effective for financial statements issued for periods ending after December 15, 1997; earlier application is not permitted. Management has determined that the adoption of SFAS 128 will not have a material effect on its financial statements.

2. PROPERTY AND EQUIPMENT:

Property and equipment consisted of the following at February 1, 1997, and December 31, 1995:


                                                                ESTIMATED     FEBRUARY 1,   DECEMBER 31,
                                                               USEFUL LIVES      1997           1995
                                                              --------------  -----------   ------------
Land........................................................                  $ 1,100,167    $ 1,100,167
Land improvements...........................................     35 years       1,785,161      1,778,601
Building....................................................  20 - 35 years     6,155,063      6,155,063
Equipment...................................................   2 - 10 years     3,908,268      3,523,689
Furniture and fixtures......................................   3 - 10 years     3,299,829      2,416,833
Leasehold improvements......................................   1 - 10 years     6,082,124      5,092,708
                                                                              -----------    -----------
                                                                               22,330,612     20,067,061
Less-- Accumulated depreciation and amortization............                   (5,093,660)    (3,847,093)
                                                                              -----------    -----------
                                                                              $17,236,952    $16,219,968
                                                                              ===========    ===========

Assets acquired under capital lease obligations with a cost of $487,548 and $356,950 are included in equipment at February 1, 1997, and December 31, 1995, respectively. The accumulated amortization related to these assets is $278,877 and $141,831 at February 1, 1997, and December 31, 1995, respectively.

3. ACCRUED LIABILITIES:

Accrued liabilities consisted of the following at February 1, 1997, and December 31, 1995:


                                                              FEBRUARY 1,   DECEMBER 31,
                                                                 1997           1995
                                                              -----------   ------------
Accrued payroll, bonuses and severance costs................  $1,044,372      $  911,424
Allowance for estimated merchandise returns.................     650,000         750,000
Other.......................................................     766,654         805,807
                                                              ----------      ----------
                                                              $2,461,026      $2,467,231
                                                              ==========      ==========

                               CHICO'S FAS, INC.

                         NOTES TO FINANCIAL STATEMENTS

                                  (CONTINUED)

4. INCOME TAXES:

The income tax provision (benefit) consisted of the following:


                                                                           PERIOD FROM
                                                                         JANUARY 1, 1996
                                                     FISCAL YEAR ENDED       THROUGH        FISCAL YEAR ENDED   FISCAL YEAR ENDED
                                                        FEBRUARY 1,        JANUARY 28,        DECEMBER 31,         JANUARY 1,
                                                           1997                1996               1995                1995
                                                     -----------------   ----------------   -----------------   -----------------
Current:
  Federal..........................................     $1,434,000          $(242,000)         $  677,000          $2,450,000
  State............................................        368,000            (63,000)            180,000             490,000
Deferred:
  Federal..........................................       (404,000)            62,000             301,000            (497,000)
  State............................................       (111,000)            18,000               2,000            (168,000)
                                                     --------------      --------------     --------------      --------------
    Total income tax provision (benefit)...........     $1,287,000          $(225,000)         $1,160,000          $2,275,000
                                                     ==============      ==============     ==============      ==============

The reconciliation of the income tax provision (benefit) based on the U.S. statutory federal income tax rate (34 percent) to the Company's income tax provision (benefit) is as follows:


                                                                           PERIOD FROM
                                                                         JANUARY 1, 1996,
                                                     FISCAL YEAR ENDED       THROUGH        FISCAL YEAR ENDED   FISCAL YEAR ENDED
                                                        FEBRUARY 1,        JANUARY 28,        DECEMBER 31,         JANUARY 1,
                                                           1997                1996               1995                1995
                                                     -----------------   ----------------   -----------------   -----------------
Tax expense (benefit) at the statutory rate........     $1,094,000          $(191,000)         $  974,000          $1,892,000
State income tax expense (benefit), net of federal
  tax benefit......................................        176,000            (31,000)            157,000             242,000
Other..............................................         17,000             (3,000)             29,000             141,000
                                                     --------------      -------------      --------------      --------------
  Total provision (benefit) for income taxes.......     $1,287,000          $(225,000)         $1,160,000          $2,275,000
                                                     ==============      =============      ==============      ==============

Deferred tax assets are recorded due to different carrying amounts for financial and income tax reporting purposes arising from cumulative temporary differences. These differences consisted of the following at February 1, 1997, and December 31, 1995:


                                                                FEBRUARY 1,    DECEMBER 31,
                                                                   1997            1995
                                                                -----------    ------------
Accruals....................................................    $1,206,000      $1,048,000
Inventories.................................................       718,000         505,000
Property and equipment......................................       (12,000)         24,000
Net operating loss carryforward.............................       200,000              --
                                                                -----------    -----------
                                                                 2,112,000       1,577,000
Less -- Valuation allowance.................................      (270,000)       (170,000)
                                                                -----------    -----------
                                                                $1,842,000      $1,407,000
                                                                ===========    ===========

During the fiscal year ended February 1, 1997, the Company increased the valuation allowance for deferred tax assets by $100,000 to reserve for a portion of the deferred tax asset relating to the net operating loss for the tax reporting period from December 30, 1996, through February 1, 1997. The tax effect of the approximately $514,000 net operating loss for tax reporting purposes can be carried forward ratably for the six subsequent fiscal years following the fiscal year ended February 1, 1997.

                               CHICO'S FAS, INC.

                         NOTES TO FINANCIAL STATEMENTS

                                  (CONTINUED)

5. DEBT AND LEASE OBLIGATIONS:

Debt and lease obligations consisted of the following at February 1, 1997, and December 31, 1995:


                                                                FEBRUARY 1,    DECEMBER 31,
                                                                   1997            1995
                                                                -----------    ------------
Line of credit (the Line), variable borrowing capability of
  up to $6 million, depending on inventory levels and the
  amount of outstanding commercial letters of credit (Note
  7), interest payable at prime (8.25 percent at February 1,
  1997) plus 1 percent, secured by substantially all of the
  Company's assets other than land, land improvements and
  building, maturing in May 1998............................    $  284,919      $  722,942
Notes payable to a bank (the Notes Payable at December 31,
  1995, and the Mortgage Note at February 1, 1997), interest payable at prime (8.25 percent at February 1, 1997) plus
  .5 percent, secured by a first priority mortgage on land,
  land improvements, building, certain equipment and a
  certificate of deposit....................................     5,509,500       3,856,566
Notes payable to former franchisees, paid in full during
  fiscal year ended February 1, 1997........................            --         229,384
Obligations under capital leases, imputed interest rate of
  5.9 percent, secured by equipment with a carrying value of
  $270,998, varying monthly payments of principal and
  interest, maturing September 1999.........................       255,550         249,413
Deferred rent...............................................     1,414,475       1,489,720
                                                                ----------     -----------
     Total debt and lease obligations.......................     7,464,444       6,548,025
     Less -- Current portion................................      (456,602)       (652,264)
                                                                ----------     -----------
                                                                $7,007,842      $5,895,761
                                                                ==========     ===========

On January 4, 1996, the Notes Payable were refinanced with a $5,587,500 mortgage note payable (the Mortgage Note), bearing interest at the Bank's prime rate plus
 .5 percent. The Mortgage Note is payable in 84 monthly installments of $6,000, plus accrued interest, through January 2003, at which time the remaining principal balance is due. A portion of the proceeds from the Mortgage Note was used to establish a $1,600,000 certificate of deposit securing the Mortgage Note, the Line and commercial letters of credit issued by the Company.

As of February 1, 1997, the Line and Mortgage Note contained certain covenants requiring, among other things, approval of acquisitions of businesses and maintenance of specified tangible net worth, working capital, debt to equity and debt service coverage ratios. At February 1, 1997, the Company was in compliance with respect to all covenants under these agreements.

Deferred rent represents the difference between actual operating lease obligations due and operating lease expense, which is recorded by the Company on a straight-line basis over the terms of its leases.

                               CHICO'S FAS, INC.

                         NOTES TO FINANCIAL STATEMENTS

                                  (CONTINUED)

Maturities of the Line and the Mortgage Note were as follows at February 1, 1997:

                        FISCAL YEAR
                           ENDING                               AMOUNT
                        -----------                           ----------
1998........................................................  $   72,000
1999........................................................     356,919
2000........................................................      72,000
2001........................................................      72,000
2002........................................................      72,000
Thereafter..................................................   5,149,500
                                                              ----------
                                                              $5,794,419
                                                              ==========

Future minimum lease payments under capital lease obligations, together with the present value of the future minimum lease payments, were as follows at February 1, 1997:

                        FISCAL YEAR
                           ENDING                              AMOUNT
                        -----------                           --------
1998........................................................  $ 93,878
1999........................................................    85,224
2000........................................................    99,278
                                                              --------
Total minimum lease payments................................   278,380
Less-Interest imputed at 5.9 percent........................   (22,830)
                                                              --------
Present value of capital lease obligations..................  $255,550
                                                              ========

During the fiscal year ended February 1, 1997, the period from January 1, 1996, through January 28, 1996, and for fiscal years ended December 31, 1995, and January 1, 1995, capital lease obligations of $130,598, $0, $23,200 and $333,750, respectively were incurred when the Company entered into leases for new equipment. In addition, existing capital lease obligations were refinanced to the terms shown above during the fiscal year ended February 1, 1997.

During the fiscal year ended December 31, 1995, the Company acquired the assets of five franchised stores. Acquired assets, recorded at fair value, consisted of $79,796 in inventory, $196,000 in furniture, fixtures and leasehold improvements, $115,000 in franchise cancellation fees and $129,000 for a covenant not to compete which were included in other assets in the accompanying balance sheets. Accounts receivable of $330,581 from franchisees were forgiven, $323,798 in notes payable to franchisees were issued, and the Company incurred a loss of $97,584 related to the writedown of franchise inventory, which was included in general, administrative and store operating expenses. The remaining inventory writedown loss of $37,000 was accrued in prior years.

Also, during the fiscal year ended December 31, 1995, a franchisee converted accounts receivable of approximately $273,800 into a note receivable, payable in $10,000 monthly installments of principal and interest through October 1997. The long-term portion of the note receivable was included in other assets and the current portion of the note receivable was included in receivables in the accompanying balance sheets.

6. RELATED PARTY TRANSACTIONS:

All officers have entered into agreements with the Company which provide for base salaries, annual bonuses or consulting fees, and certain severance benefits in the event that their employment is terminated by the Company "without cause" or by such officer or director following a "change of control."

                               CHICO'S FAS, INC.

                         NOTES TO FINANCIAL STATEMENTS

                                  (CONTINUED)

In January 1997, the Company and the former president and general merchandise manager reached agreement in concept that she would be resigning from the Company. In March 1997, a separation agreement was signed under which she received a consulting salary, severance compensation and certain benefits through December 31, 1997. Approximately $325,000 relating to the separation was accrued and is included in accrued liabilities in the accompanying balance sheet as of February 1, 1997. The separation agreement also provides that all of her granted, unvested options are forfeited, and with respect to those options currently exercisable, the period for exercise shall expire on June 24, 1997.

In 1994, a separation agreement was signed, in connection with the resignation of the former president, under which he continued to receive his annual base salary, certain benefits and taxes through December 31, 1995, totaling approximately $274,000. This amount was paid in full as of December 31, 1995. Contemporaneously with the execution of the separation agreement, the former president sold 344,384 shares of common stock in the Company to a significant stockholder at a price above the market value on the closing date of the sale. The difference between the market value of the Company's common stock on the closing date of the transaction and the purchase price on this date was recorded by the Company as compensation expense and was reflected as an increase in additional paid-in capital.

In fiscal 1990, the Company agreed to make contingent payments to a former stockholder based on a percentage of gross sales (as defined) in excess of the gross sales base for four franchise stores purchased from him for each year through March 31, 1995. The amount of contingent payments expensed during the fiscal years ended January 1, 1995, and December 31, 1995, pursuant to this agreement was $27,359 and $41,850, respectively.

The Company leased distribution center and storage facilities from certain stockholders and former stockholders of the Company (see Note 7).

7. COMMITMENTS AND CONTINGENCIES:

The Company leases retail store space and various office equipment under operating leases expiring in various years through 2006. Certain of the leases provide that the Company may cancel the lease if the Company's retail sales at that location fall below an established level, while certain leases provide for additional rent payments to be made when sales exceed a base amount. Certain operating leases provide for renewal options for periods from three to five years at their fair rental value at the time of renewal. In the normal course of business, operating leases are generally renewed or replaced by other leases.

Minimum future rental payments under noncancelable operating leases (exclusive of common area maintenance charges and/or contingent rental payments based on sales) at February 1, 1997, were as follows:

FISCAL YEAR ENDING                                              AMOUNT
------------------                                            -----------
1998........................................................  $ 6,586,396
1999........................................................    5,563,469
2000........................................................    4,853,969
2001........................................................    4,580,029
2001........................................................    4,182,598
Thereafter..................................................    7,874,354
                                                              -----------
                                                              $33,640,815
                                                              ===========

For the fiscal year ended February 1, 1997, for the period from January 1, 1996, through January 28, 1996, and for the fiscal years ended December 31, 1995, and January 1, 1995, total rent expense under the Company's operating leases was $8,624,193, $674,651, $7,934,824 and $6,424,162, respectively, including common area maintenance charges of $1,252,635, $95,663, $1,128,054 and $821,072, other

                               CHICO'S FAS, INC.

                         NOTES TO FINANCIAL STATEMENTS

                                  (CONTINUED)

rental charges of $1,296,100, $100,241, $1,145,643 and $900,704, and contingent rental expense of $81,674, $6,900, $128,243 and $263,459 based on sales, respectively.

The Company leased its former distribution center and storage facilities from certain stockholders and former stockholders of the Company (see Note 6). The leases were classified as operating leases and provided for minimum annual rentals of approximately $216,000, with original lease terms through 1998. The remaining obligations under these leases were accrued during fiscal year 1994 when the Company's operations were moved to its new corporate headquarters and distribution center. Total rent expense for these facilities was $676,311 for the fiscal year ended January 1, 1995. During the fiscal year ended February 1, 1997, the Company replaced its obligations under the lease with an obligation to make up the difference between rental payments of a new tenant and the Company's lease terms.

At February 1, 1997, the Company had $2,733,430 in commercial letters of credit outstanding which have arisen in the normal course of business due to foreign purchase commitments. The commercial letters of credit are secured by the same assets as the Line (see Note 5).

The Company is involved in claims and actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the financial position of the Company.

8. STOCK OPTION PLANS AND CAPITAL STOCK TRANSACTIONS:

1992 STOCK OPTION PLAN

During fiscal year 1992, the Company adopted a stock option plan (the 1992 plan) which reserved 548,800 shares of common stock for future issuance under the 1992 plan to eligible employees of the Company. The per share exercise price of each stock option is not less than the fair market value of the stock on the date of grant or, in the case of an employee owning more than 10 percent of the outstanding stock of the Company and to the extent incentive stock options as opposed to nonqualified stock options are issued, the price is not less than 110 percent of such fair market value. Also, the aggregate fair market value of the stock with respect to which incentive stock options are exercisable for the first time by an employee in any calendar year may not exceed $100,000. As of February 1, 1997, 388,360 nonqualified options were outstanding and 75,256 had been exercised under the 1992 plan.

1993 STOCK OPTION PLAN

During fiscal year 1993, the Company adopted a stock option plan (the 1993 plan) which reserved 680,000 shares of common stock for future issuance under the 1993 plan to eligible employees of the Company. The terms of the 1993 plan are the same as the 1992 plan. As of February 1, 1997, 290,846 nonqualified options were outstanding and 3,946 had been exercised under the 1993 plan.

OTHER STOCK OPTIONS

Since 1993, two directors and an officer of the Company have been granted a total of 292,000 nonqualified options at exercise prices ranging from $5.13 to $8.75. As of February 1, 1997, none of these options had been exercised.

                               CHICO'S FAS, INC.

                         NOTES TO FINANCIAL STATEMENTS

                                  (CONTINUED)

AGGREGATE STOCK OPTION ACTIVITY

As of February 1, 1997, 971,206 nonqualified options were outstanding at a weighted average exercise price of $5.97 per share, and 470,392 remained available for future grants. Of the options outstanding, 534,789 options were immediately exercisable. The Company recognized no compensation expense for these options.

Stock option activity for the fiscal year ended February 1, 1997, the period from January 1, 1996, through January 28, 1996, and for fiscal years ended December 31, 1995, and January 1, 1995, was as follows:

                                                       PERIOD FROM
                                                    JANUARY 1, 1996,
                            FISCAL YEAR ENDED            THROUGH            FISCAL YEAR ENDED       FISCAL YEAR ENDED
                            FEBRUARY 1, 1997         JANUARY 28,1995        DECEMBER 31, 1995        JANUARY 1, 1995
                          ---------------------   ---------------------   ---------------------   ---------------------
                                      WEIGHTED-               WEIGHTED-               WEIGHTED-               WEIGHTED-
                           NUMBER      AVERAGE     NUMBER      AVERAGE     NUMBER      AVERAGE     NUMBER      AVERAGE
                             OF       EXERCISE       OF       EXERCISE       OF       EXERCISE       OF       EXERCISE
                           SHARES       PRICE      SHARES       PRICE      SHARES       PRICE      SHARES       PRICE
                          ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
Outstanding, beginning
  of year or period.....   825,850      $5.74      821,799      $5.78      607,166      $6.45      557,400      $6.41
  Granted...............   319,200       6.97       10,100       4.29      293,100       5.31      119,650       8.75
  Exercised.............   (78,752)      4.33           --         --           --         --         (450)      7.00
  Canceled or expired...   (95,092)      8.85       (6,049)      7.67      (78,467)      9.26      (69,434)     10.09
                          --------    --------    --------    --------    --------    --------    --------    --------
Outstanding, end of year
  or period.............   971,206      $5.97      825,850      $5.74      821,799      $5.78      607,166      $6.45
                          --------                --------                --------                --------
Options vested at year-
  end or period-end.....   534,789      $5.59      507,827      $5.57      510,083      $5.40      410,139      $4.90

     The following table summarizes information about stock options at February 1, 1997:

                                              OPTIONS OUTSTANDING                      OPTIONS EXERCISABLE
                                  --------------------------------------------      --------------------------
                                                    WEIGHTED-
                                                     AVERAGE         WEIGHTED-                       WEIGHTED-
                                                    REMAINING         AVERAGE                         AVERAGE
         RANGES OF                  NUMBER         CONTRACTUAL       EXERCISE         NUMBER         EXERCISE
      EXERCISE PRICES             OUTSTANDING      LIFE (YEARS)        PRICE        EXERCISABLE        PRICE
----------------------------      -----------      ------------      ---------      -----------      ---------
$4.08-$7.00                         867,975             7.8            $5.49          445,391         $ 4.67
$8.38-$12.00                        103,231             6.7             9.98           89,398          10.17
                                    -------             ---            -----          -------         ------
                                    971,206             7.7            $5.97          534,789         $ 5.59
                                    =======             ===            =====          =======         ======

CAPITAL STOCK TRANSACTIONS

The Board of Directors adopted a noncompensatory employee stock purchase plan
(ESPP), which became effective upon the consummation of the Company's initial public offering on April 1, 1993, and was amended on December 18, 1993, covering an aggregate of 210,000 shares of common stock. Under the ESPP, all employees are given the right to purchase up to 600 shares of the common stock of the Company two times a year at a price equal to 85 percent of the value of the stock immediately prior to the beginning of each exercise period. For the fiscal year ended February 1, 1997, for the period from January 1, 1996, through January 28, 1996, and for the fiscal years ended December 31, 1995, and January 1, 1995, 22,868, 0, 7,193 and 10,757 shares, respectively, were purchased under the ESPP. The Company recognized no compensation expense for the issuance of these shares.

                               CHICO'S FAS, INC.

                         NOTES TO FINANCIAL STATEMENTS

                                  (CONTINUED)

STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 123, "ACCOUNTING FOR STOCK-BASED COMPENSATION"

The Company accounts for its stock-based compensation plans under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB
25), under which no compensation expense has been recognized. In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS
123), which was effective for fiscal years beginning after December 15, 1995. SFAS 123 allows companies to continue following the accounting guidance of APB 25, but requires pro forma disclosure of net income and earnings per share for the effects on compensation expense had the accounting guidance of SFAS 123 been adopted. The pro forma disclosures are required only for options granted in fiscal years that begin after December 15, 1994.

The Company adopted SFAS 123 for disclosure purposes in 1996. For SFAS 123 purposes, the fair value of each option granted has been estimated as of the grant date using the Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 6.2 percent, expected life of seven years, no expected dividends, and expected volatility of 75 percent. The weighted average fair value of options granted during the fiscal year ended February 1, 1997, for the period from January 1, 1996, through January 28, 1996, and for fiscal year ended December 31, 1995, was $5.21, $3.17 and $3.96, respectively. Options granted under the 1992 and 1993 Stock Option Plans vest ratably over three years. All other options were either immediately exercisable or vested ratably over three years. The term of all options granted is ten years. Had compensation expense been determined consistent with SFAS 123, utilizing the assumptions detailed above, the Company's net income (loss) and net income (loss) per common and common equivalent shares outstanding would have been changed to the following pro forma amounts for the fiscal year ended February 1, 1997, the period from January 1, 1996, through January 28, 1996, and for fiscal year ended December 31, 1995:

                                                                               PERIOD
                                                                                FROM
                                                                             JANUARY 1,
                                                              FISCAL YEAR       1996        FISCAL YEAR
                                                                 ENDED         THROUGH         ENDED
                                                              FEBRUARY 1,    JANUARY 28,    DECEMBER 31,
                                                                 1997           1996            1995
                                                              -----------    -----------    ------------
Net income (loss):
  As reported...............................................  $1,930,553      $(337,993)     $1,703,596
  Pro forma.................................................   1,539,000       (357,000)      1,563,000
Net income (loss) per common and common equivalent share:
  As reported...............................................  $      .24      $    (.04)     $      .22
  Pro forma.................................................         .19           (.05)            .20

Because the SFAS 123 method of accounting has not been applied to options granted prior to January 2, 1995, the resulting pro forma compensation expense may not be representative of that to be expected in future years.

9. PROFIT SHARING PLAN:

In fiscal year 1992, the Company adopted a profit sharing plan (the Plan) covering substantially all employees. Employees' rights to Company-contributed benefits vest over two to six years of service, as specified in the Plan. The Company intends to make a contribution, to be paid in the year ending January 31, 1998, in recognition of services performed by employees in the fiscal year ended February 1, 1997, in an amount not to exceed $225,000, which was included in accrued liabilities in the accompanying balance sheet as of February 1, 1997. For the fiscal years ended February 1, 1997, December 31, 1995, and January 1, 1995, the profit sharing expense was $185,000, $50,000 and $225,000, respectively. No contributions were made or accrued for relating to the period from January 1, 1996, through January 28, 1996.

                               CHICO'S FAS, INC.

                         NOTES TO FINANCIAL STATEMENTS

                                  (CONTINUED)

10. QUARTERLY RESULTS OF OPERATIONS (RESTATED AND UNAUDITED):
--------------------------------------------------------------------------------

                                                                                    NET INCOME (LOSS) PER
                                              NET          GROSS        INCOME        COMMON AND COMMON
                                             SALES        PROFIT        (LOSS)        EQUIVALENT SHARE
                                          -----------   -----------   -----------   ---------------------
  Restated fiscal year ended
       January 29, 1995:
         First quarter..................  $15,994,707   $10,522,636   $ 2,106,005             $ .26
         Second quarter.................   15,006,203     9,535,443     1,196,935               .15
         Third quarter..................   14,980,212     9,163,130       799,931               .10
         Fourth quarter.................   13,272,233     7,361,460    (1,080,571)             (.14)
  Restated fiscal year ended
       January 28, 1996:
         First quarter..................  $16,296,974   $ 8,799,773   $   620,898             $ .08
         Second quarter.................   15,436,821     9,184,838       722,539               .09
         Third quarter..................   14,812,600     8,523,099       470,214               .06
         Fourth quarter.................   14,216,858     7,771,900      (137,368)             (.02)
  Restated fiscal year ended
       February 1, 1997:
         First quarter..................  $17,302,552   $ 9,862,647   $ 1,080,368             $ .13
         Second quarter.................   16,073,289    10,080,421       940,998               .11
         Third quarter..................   15,727,262     9,368,363       655,964               .08
         Fourth quarter.................   14,969,502     8,048,699      (746,777)             (.09)

REPORT ON FORM 10-K

     A copy of the company's annual report to the Securities and Exchange Commission on Form 10-K will be sent to any shareholder without charge upon written request to Investor Relations at the current address below:

                               Chico's FAS, Inc.
                              11215 Metro Parkway
                           Fort Myers, Florida 33912
                             ---------------------
                         Transfer Agent and Registrar:
                    ChaseMellon Shareholder Services, L.L.C.
                               85 Challenger Road
                                Overpeck Centre
                       Ridgefield Park, New Jersey 07660

                                 Legal Counsel:
             Trenam, Kemker, Scharf, Barkin, Frye, O'Neill & Mullis
                                 Tampa, Florida

                   Independent Certified Public Accountants:
                              Arthur Andersen LLP
                                 Tampa, Florida

                                    CHICO'S
                          ANNUAL SHAREHOLDERS' MEETING
                      Tuesday, June 17, 1997, at 2:00 p.m.
                           Chico's World Headquarters
                              11215 Metro Parkway
                           Fort Myers, Florida 33912

--------------------------------------------------------------------------------
                               CHICO'S FAS, INC.

                               EXECUTIVE OFFICERS

                               MARVIN J. GRALNICK
                            Chief Executive Officer
                                   President

                                HELENE GRALNICK
                  Senior Vice President -- Design and Concept

                               CHARLES J. KLEMAN
                            Chief Financial Officer
                      Executive Vice President -- Finance
                              Secretary/Treasurer

                                SCOTT A. EDMONDS
                      Senior Vice President -- Operations
                              Assistant Secretary

                                   DIRECTORS

                               MARVIN J. GRALNICK
                             Chairman of the Board

                                HELENE GRALNICK
                  Senior Vice President -- Design and Concept

                               CHARLES J. KLEMAN
                            Chief Financial Officer
                      Executive Vice President -- Finance
                              Secretary/Treasurer

                                VERNA K. GIBSON
                                    Partner
                              Retail Options Inc.

                                W. KEITH SCHILIT
                              Business Consultant

                    [GRAPHIC SETTING FORTH STORE LOCATIONS]

                    [GRAPHIC - FOUR PICTURES INCLUDING THREE
                      SEPARATE FEMALE MODELS AND FLOWERS]
                                   GET REAL

                                 REAL PEOPLE

                  [GRAPHIC - THREE PICTURES OF FEMALE MODELS]


                                   CHICO'S(R)

                          REAL CLOTHES FOR REAL PEOPLE



                           CHICO'S WORLD HEADQUARTERS
                              11215 METRO PARKWAY
                              FORT MYERS, FL 33912
                  PHONE: (941) 277-6200 - FAX: (941) 277-5237