Form 10-K405, Exhibit 13
period 1998-01-31
CHICOS FAS INC
filed 1998-04-27
CIK 897429

                                                                      EXHIBIT 13


           [GRAPHIC -- PICTURE OF FEMALE MODEL LEANING AGAINST TRUCK]








                                   CHICO'S(R)

                               1998 ANNUAL REPORT

                            [MODEL POSING ON BEACH]

To our shareholders,

     Fiscal 1998 was a successful turn around year for Chico's. We are on the road to realizing our goal of making Chico's a prominent and leading retail force in the casual women's apparel marketplace.

     Although our stores only average 1300 selling square feet, we are excited that, in fiscal 1998 four of our stores topped the million-dollar sales mark with Scottsdale, Arizona exceeding one and one-half million dollars in sales.

     We now have more than 141 stores, including seven franchise stores and eight outlets. Every Chico's has its own character with the size, layout and unique furnishings contributing to each store's personality. In fiscal 1998, we opened 14 new stores and remodeled 25. This year we plan to open 16 to 20 new Chico's stores and will continue to remodel and update existing stores.

     We had positive comparable store sales for the last eleven months of the fiscal year with eight of those showing double-digit increases. Our net income increased as well to 35 cents per share versus 24 cents per share in the prior year.

     Our success this year can be attributed to increased product knowledge, better merchandise presentation in our stores, an improved style mix combined with better distribution methods, increased holiday sales, a more focused marketing effort, and the opening of successful new stores in prime locations. These achievements are made possible because of our enthusiastic employees nationwide.

     Our product development team is more focused and has been responsible for raising our standards in design, quality and promptness of delivery. We have purchased new software to make our design process more effective and we are continuously introducing new fabrics and styles.

     Chico's customers appreciate the casually sophisticated, comfortable styling and easy care fabrics of our clothing. A winning combination is created with our unique products, boutique store settings and attentive store teams.

     Our great customer service starts with product knowledge. In the fall, as part of our new training program, we initiated Fashion Information Training (F.I.T.) store notebooks which contain drawings, descriptions, fabric content, care instruction, sizing and pricing of the clothing we will sell in coming months.

     Because we pride ourselves on unique customer service, sales training is also of the utmost importance. In the spring of 1998, our district sales managers will begin training with our Most Amazing Personal Service (M.A.P.S.) sales module. They in turn, will train store managers who will train their teams. This sales training will address the history and values of Chico's, product experience and selling techniques.

     In December, Chico's women everywhere raved about the Traveler's Dress, the first item in our immensely popular Traveler's Collection. Our February 1998 mailer highlights this collection of six easy pieces which can be worn in different combinations. In the future, we will be introducing new colors, weaves, textures and designs in this fabulous fabric (the Traveler's Collection) that is wrinkle free, easy to care for, and looks great on every body style.

     Since our best months are generally in the Spring, while other retailers peak in December, our 1997 holiday season presented us with a challenge. In addition to dressier holiday clothing, we offered gift items such as angel pins on cards, candles and brass ornaments. Chico's celebrated a Mexican holiday season by decorating our stores with festive banners, candle and ornament trees and menorahs. Our customers bought these ornaments and the displays as well as our clothing. Although we have made progress in our holiday season performance, our goal for the future is to improve upon these results.

     Our bimonthly direct mail marketing results have been extremely positive. Every mailer is designed in house much like our clothing. We continue to feature current and former employees as models, bringing reality into our photography. Our mailer results have been improved by targeting our best customers and prospecting in markets in which we want to expand. Our marketing success, combined with wide customer acceptance, has been continuously increasing our customer base.

     With the addition of Pat Murphy, our senior merchant, we have rounded out Chico's management team. This team, along with our dedicated employees and our experienced board of directors, should enable us to achieve our goal of being a prominent and leading retail force in the casual women's apparel marketplace.

     Sales are brisk, morale is high and our potential seems limitless.

     Happy trails and great sales,

/s/ Marvin Gralnick
Marvin Gralnick
Chairman of the Board

                                 [CHICOS LOGO]
                         REAL CLOTHES FOR REAL PEOPLE

FINANCIAL HIGHLIGHTS

                                                                        PRO FORMA
                                                             ONE       FISCAL YEAR
                                 FISCAL YEAR ENDED          MONTH         ENDED      FISCAL YEAR ENDED
                            ---------------------------     ENDED      (UNAUDITED)   -----------------
                             1993      1994      1995     1/28/96(1)     1996(1)     1997(1)    1998
                            -------   -------   -------   ----------   -----------   -------   -------
                                           (Dollars in thousands except per share data)
STATEMENT OF INCOME DATA:
     Net Sales              $46,835   $59,271   $60,343     $3,747       $60,763     $64,073   $75,339
     Income (loss) from
        Operations            7,985     5,685     3,485       (524)        3,437       3,622     4,914
     Net Income (loss)(2)     4,902     3,291     1,704       (338)        1,676       1,931     2,770
     Basic Earnings (loss)
        Per Share               .63       .42       .22       (.04)          .22         .25       .35
     Diluted Earnings
        (loss) Per Share        .61       .41       .22       (.04)          .21         .24       .34

OPERATING DATA:
     Total Assets            16,589    27,352    27,009                   27,681      31,248    34,472
     Long-Term Debt             593     4,663     5,896                    7,231       7,008     6,703
     Stockholders' Equity   $10,713   $14,226   $15,959                  $15,621     $18,021   $21,456
     Number of Stores (at
        end of period):
        Company-owned            78       104       111                      111         123       132
        Franchised               16        17        12                       12          10         9
                                ---      ----      ----                   ------        ----      ----
             Total               94       121       123                      123         133       141
                                ---      ----      ----                   ------        ----      ----

(1) In December 1996, the Company elected to change its fiscal year end, effective January 29, 1996, from a 52/53 week fiscal year ending on the Sunday closest to December 31st to a 52/53 week fiscal year ending on the Saturday closest to January 31st. The selected financial data presents financial results for, among other periods, the short one month transition period in January 1996 and a pro forma fiscal year ended January 28, 1996.

(2) Represents unaudited supplemental pro forma net income for fiscal period
    1993.

 ------------------------------------------------------------------------------

                                     INDEX

  4         Management's Discussion & Analysis
  9         Stock Information
 10         Financial Statements
 26         Executive Officers/Directors
 27         Store Listing

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

GENERAL

     Since the Company opened its first store in 1983 principally selling folk art, its retail store system, now selling principally women's apparel, has grown to 141 stores as of January 31, 1998 (fiscal 1998), of which 132 are Company-owned and 9 are franchised stores (two were acquired by the Company in March 1998). Since fiscal 1989, the Company has de-emphasized the granting of new franchises as a strategy for growth and, at the same time, has been expanding its store base by opening Company-owned stores. Where possible and practical, the Company has also acquired stores from its franchisees. Since the beginning of fiscal 1993, the Company has acquired 7 stores from franchisees (excluding the two acquired subsequent to January 31, 1998) and opened 82 new Company-owned stores, 14 of which were opened in fiscal 1998, 13 of which were opened in fiscal 1997, 8 of which were opened in the pro forma fiscal year ended January 28, 1996, 26 of which were opened in the fiscal year ended January 1, 1995 and 21 of which were opened in the fiscal year ended January 2, 1994. During this same time period, the Company closed 14 Company-owned stores and 3 franchised stores were closed. The Company plans to open 16 to 20 new Company-owned stores in the fiscal year ending January 30, 1999 (fiscal 1999). In addition, the Company is evaluating certain existing Company-owned store locations, including stores with leases coming up for renewal, and is considering the possibility of closing between 2 and 6 existing Company-owned stores in fiscal 1999.

RESULTS OF OPERATIONS

     The following table sets forth, for each of the respective periods indicated, certain operating statement data and the percentage of the Company's net sales represented by each line item presented. The Company elected, effective January 29, 1996, to change its fiscal year from a 52/53 week fiscal year ending on the Sunday closest to December 31st, to a 52/53 week fiscal year ending on the Saturday closest to January 31st. To assist in a review of the Company's results of operations, the following table includes operating statement data for the short one month transition period in January 1996, for a pro forma fiscal year ended January 28, 1996 and the first two new full fiscal years ended in 1997 and 1998.

                                                         ONE MONTH PERIOD       PRO FORMA FISCAL YEAR
                                  FISCAL YEAR ENDED            ENDED              ENDED (UNAUDITED)      FISCAL YEAR ENDED
                                 --------------------   -------------------     ---------------------   -------------------
                                 DECEMBER 31,           JANUARY 28,             JANUARY 28,             FEBRUARY 1,
                                     1995                  1996                     1996                   1997
                                  (52 WEEKS)      %      (4 WEEKS)      %        (52 WEEKS)      %      (53 WEEKS)      %
                                 ------------   -----   -----------   -----     ------------   ------   -----------   -----
Net sales by company stores....    $57,636       95.5%    $3,619       96.6%      $58,091       95.6%     $62,318      97.3%
Net sales to franchisees.......      2,707        4.5        128        3.4         2,672        4.4        1,755       2.7
                                   -------      -----     ------      -----       -------      -----      -------     -----
  Net sales....................     60,343      100.0      3,747      100.0        60,763      100.0       64,073     100.0
Cost of goods sold.............     26,115       43.3      1,913       51.0        26,484       43.6       26,713      41.7
                                   -------      -----     ------      -----       -------      -----      -------     -----
  Gross profit.................     34,228       56.7      1,834       49.0        34,279       56.4       37,360      58.3
General, administrative and
  store operating expenses.....     30,743       50.9      2,358       63.0        30,842       50.7       33,738      52.6
                                   -------      -----     ------      -----       -------      -----      -------     -----
Income (loss) from
  operations...................      3,485        5.8       (524)     (14.0)        3,437        5.7        3,622       5.7
Interest expense, net..........        621        1.1         39        1.0           620        1.0          404        .7
                                   -------      -----     ------      -----       -------      -----      -------     -----
Income (loss) before taxes.....      2,864        4.7       (563)     (15.0)        2,817        4.7        3,218       5.0
Provision for (benefit from)
  income taxes.................      1,160        1.9       (225)      (6.0)        1,141        1.9        1,287       2.0
                                   -------      -----     ------      -----       -------      -----      -------     -----
Net Income (loss)..............    $ 1,704        2.8%    $ (338)      (9.0)%     $ 1,676        2.8%     $ 1,931       3.0%
                                   =======      =====     ======      =====       =======      =====      =======     =====


                                  FISCAL YEAR ENDED
                                 -------------------
                                 JANUARY 31,
                                    1998
                                 (52 WEEKS)      %
                                 -----------   -----
Net sales by company stores....    $73,597      97.7%
Net sales to franchisees.......      1,742       2.3
                                   -------     -----
  Net sales....................     75,339     100.0
Cost of goods sold.............     33,240      44.1
                                   -------     -----
  Gross profit.................     42,099      55.9
General, administrative and
  store operating expenses.....     37,185      49.4
                                   -------     -----
Income (loss) from
  operations...................      4,914       6.5
Interest expense, net..........        372        .5
                                   -------     -----
Income (loss) before taxes.....      4,542       6.0
Provision for (benefit from)
  income taxes.................      1,772       2.3
                                   -------     -----
Net Income (loss)..............    $ 2,770       3.7%
                                   =======     =====

FIFTY-TWO WEEKS ENDED JANUARY 31, 1998 COMPARED TO FIFTY-THREE WEEKS ENDED FEBRUARY 1, 1997

     NET SALES. Net sales by Company-owned stores for the fifty-two weeks ended January 31, 1998 (fiscal 1998) increased by $11.3 million, or 17.6%, over net sales by Company-owned stores for the fifty-three weeks ended February 1,1997 (fiscal 1997). The increase was the result of $4.7 million additional sales from the new (or reacquired) stores not yet included in the Company's comparable store base (net of sales of $1.1 million from eight stores closed in fiscal 1997 and fiscal 1998), a comparable Company-owned store net sales increase of $6.1 million, and approximately $464,000 in additional sales resulting from the liquidation of inventory through an independent liquidator.

     Net sales to franchisees for fiscal 1998 decreased by approximately $13,000, or .7% compared to net sales to franchisees for fiscal 1997. The Company believes that the decrease in net sales to franchisees was primarily caused by the reacquisition of two franchises in fiscal 1998 and fiscal 1997, and a decrease in the purchases from the Company's largest franchise, offset by a decrease in the volume of returned merchandise under the Company's new return policy implemented in mid 1996.

     GROSS PROFIT. Gross profit for fiscal 1998 was $42.1 million, or 55.9% of net sales, compared with $37.4 million, or 58.3% of net sales for fiscal 1997. The decrease in the gross profit percentage primarily resulted from a revised merchandising strategy as the Company reduced price points to more effectively meet competitive price points and increased sales promotions and other markdowns at both front line and outlet stores in an effort to reduce the Company's levels of inventories, particularly older inventory that was being held at the Company's warehouse for future clearance. To a lesser degree, the decrease in gross margins resulted from (1) increased freight costs due to an increased use of air shipments as the Company attempted to rapidly increase its in-store inventory levels of newer merchandise, (2) a sale, at cost, of approximately $464,000 of inventory to an independent liquidator, and (3) additional inventory charges associated with certain of the Company's older designs and styles.

     GENERAL, ADMINISTRATIVE AND STORE OPERATING EXPENSES. General, administrative and store operating expenses increased to $37.2 million, or 49.4% of net sales, in fiscal 1998 from $33.7 million, or 52.7% of net sales, in fiscal 1997. The increase in general, administrative and store operating expenses was, for the most part, the result of increases in store operating expenses, including store compensation, occupancy and other costs associated with new store openings. The decrease in these expenses as a percentage of net sales was principally due to direct store costs which decreased by 2.4% of net sales due to leverage associated with the Company's 10.7% comparable store sales increase. To a lesser degree, the decrease is also attributable to net business interruption insurance proceeds related to the temporary closing of one of the Company's stores and a prior year nonrecurring cost of approximately $325,000 related to separation expenses associated with the former president of the Company, all net of the impact of an increase in marketing expenses.

     INTEREST EXPENSE, NET. Net interest expense decreased to approximately $372,000 in fiscal 1998 from approximately $404,000 in fiscal 1997. This decrease was primarily a result of an increase in interest earnings associated with the Company's improved cash position.

     NET INCOME. As a result of the factors discussed above, net income reflects an increase of 43.5% to $2.7 million in fiscal 1998 from net income of $1.9 million in fiscal 1997. The provision for income taxes represented an effective rate of 39.0% in the fifty-two weeks ended January 31, 1998, as compared to 40.0% in the fifty-three weeks ended February 1, 1997. The decrease in the effective income tax rate resulted from a lower effective state income tax rate.

FIFTY-THREE WEEKS ENDED FEBRUARY 1, 1997 COMPARED TO PRO FORMA FIFTY-TWO WEEKS ENDED JANUARY 28, 1996

     NET SALES. Net sales by Company owned stores for the fifty-three weeks ended February 1, 1997 (fiscal 1997) increased by $4.2 million over net sales by Company-owned stores for the pro forma fifty-two weeks ended January 28, 1996 (pro forma fiscal 1996).

     The increase was primarily the result of $3.9 million in additional sales provided (1) by the fourteen stores opened or acquired in the fiscal year ended February 1, 1997 (net of two stores closed during the fiscal year) prior to such stores being included in the Company's comparable store base and (2) by several extended clearance sales conducted at, or near, the Company's warehouse (approximately

$992,000 of additional net sales). Approximately $1.0 million of the additional sales were attributable to the twelve stores opened or acquired in the pro forma fiscal year ended January 28, 1996 (net of five stores closed during such period). These increases in net sales were offset in part by a comparable Company-owned store net sales decrease of $704,000.

     Net sales to franchisees for fiscal 1997 decreased by approximately $917,000, or 34.4%, compared to net sales to franchisees for pro forma fiscal 1996. This decrease in net sales to franchisees resulted in part from the acquisition by the Company of six franchised stores during the two fiscal years ended February 1, 1997, and the closing of one franchise in March 1996. Management believes the balance of this decrease in net sales to franchisees resulted in part from conservative buying positions established by the franchisees as the Company began delivering its new designs and styles in late March 1996, combined with increased returns of older merchandise in anticipation of a new, more restrictive return policy which became effective in July 1996.

     GROSS PROFIT. Gross profit for fiscal 1997 was $37.4 million, or 58.3% of net sales, compared with $34.3 million, or 56.4% of net sales for pro forma fiscal 1996. The increase in the gross profit percentage primarily resulted from improved gross margins related to the Company's new spring and holiday goods, and an increase in the Company's outlet gross margins due to a change in its merchandising strategies together with the effect of the decreased percentage of total sales attributable to franchisees which carry lower margins.

     GENERAL, ADMINISTRATIVE AND STORE OPERATING EXPENSES. General, administrative and store operating expenses increased to $33.7 million, or 52.6% of net sales, in fiscal 1997 from $30.8 million, or 50.7% of net sales, in pro forma fiscal 1996. The increase in general, administrative and store operating expenses, for the most part, was the result of increases in store operating expenses, including store compensation and occupancy costs associated with additional store openings. To a lesser degree, the increase in general, administrative and store operating expense was a result of increased marketing and promotion costs associated with mailings to existing and potential customers, combined with the Company's increased outreach efforts. In addition, the increase was also due to a nonrecurring cost of approximately $325,000 related to separation expenses associated with the former President of the Company. During the pro forma fiscal year ended January 28, 1996, general, administrative and store operating costs were negatively impacted by an approximate $235,000 nonrecurring cost related to the Company's refinancing of its outstanding indebtedness. The increase in these expenses as a percentage of net sales was principally a result of the increased marketing and promotion costs, combined with the decline in comparable Company-owned store net sales.

     INTEREST EXPENSE, NET. Interest expense, net, decreased to approximately $404,000 in fiscal 1997 from approximately $620,000 in fiscal 1996. This decrease was primarily a result of decreased interest rates due to the refinancing accomplished in January 1996.

     NET INCOME. As a result of the factors discussed above, net income reflects an increase of 15.1% to $1.9 million for fiscal 1997 from net income of $1.7 million for pro forma fiscal 1996. The income tax provision represented an effective rate of 40.0% for fiscal 1997, while the income tax provision for pro forma fiscal 1996 represented an effective rate of 40.5%. The decrease in the effective rate is largely attributable to lower permanent book-to-tax differences in the current fiscal year.

COMPARISON OF FIFTY-THREE WEEKS ENDED
FEBRUARY 1, 1997 TO FISCAL 1995

     As is evident from the table shown previously, the results of operations for the pro forma fiscal year ended January 28, 1996 and the fiscal year ended December 31, 1995 are substantially the same, particularly as to the relative percentages of net sales for each line item. Accordingly, a discussion of a comparison of the fifty-three weeks ended February 1, 1997 to the fiscal year ended December 31, 1995 would be largely the same as the above discussion which compares the fifty-three weeks ended February 1, 1997 to the pro forma fifty-two weeks ended January 28, 1996.

FOUR WEEKS ENDED JANUARY 28, 1996

     GENERAL. The Company has historically cleared merchandise at marked down prices during the month of January. This practice, which the Company believes to be consistent with other apparel retailers, results in a four week period that is not representative of the full year results. Weekly sales during this four week period are generally lower due to substantially increased returns resulting from the Christmas selling season, combined with the deep markdowns required to clear merchandise and meet competition.

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

COMPARABLE COMPANY-OWNED STORE NET SALES

     Comparable Company store net sales increased by 10.7% for the fifty-two weeks ended January 31, 1998 when compared to the comparable fifty-two weeks of the previous period. Comparable Company store net sales data is calculated based on the change in net sales of currently open Company-owned stores that have been operated as a Company store for at least thirteen months.

     The Company believes that the increase in comparable Company store sales resulted primarily from the Company's return in June 1997 to its traditional Chico's look, fit and pricing policies. The Company also believes that the increase in comparable store sales was fueled by increased direct mail and other promotions, sales and markdowns of previous styles and designs as well as the Company's national sidewalk sale held in July 1997, and a more focused merchandising effort during the Christmas selling season.

     The following table sets forth for each of the four quarters of fiscal 1998, 1997 and 1996 (restated to reflect the change in year end), the percentage changes in comparable store net sales at Company-owned stores:

                                                                    FISCAL QUARTERS
                                                       -----------------------------------------
                                                        1ST      2ND      3RD      4TH     FULL
                                                        QTR      QTR      QTR      QTR     YEAR
                                                       -----    -----    -----    -----    -----
Fiscal year ended 1/31/98:                              (1.1%)   13.3%    12.0%    20.1%    10.7%
Fiscal year ended 2/1/97:                                2.9%     2.2%    (0.3%)  (10.6%)   (1.3%)
Fiscal year ended 1/28/96:                             (17.2%)  (13.5%)   (8.1%)    0.2%   (10.1%)

     LIQUIDITY AND CAPITAL RESOURCES. The Company's primary on going capital requirements are for funding capital expenditures related to new store openings and merchandise inventory purchases.

     During the fifty-two weeks ended January 31, 1998 (fiscal 1998) and the fifty-three weeks ended February 1, 1997 (fiscal 1997), the Company's primary source of working capital was cash flow from operations of $3.6 million and $3.2 million, respectively. The increase in cash flow from operations was primarily due to the increase in net income of approximately $839,000. The increase in cash flow provided by operations was also due to a deferred tax provision of approximately $32,000 in fiscal 1998 versus a deferred tax benefit of approximately $515,000 in fiscal 1997 and an increase in deferred rent of approximately $130,000 in fiscal 1998 versus a decrease of approximately $78,000 in fiscal 1997, offset by an increase in accounts payable and accrued liabilities of approximately $298,000 in fiscal 1998 versus an increase of $1.5 million in fiscal 1997.

     The Company invested $2.0 million during fiscal 1998 for capital expenditures primarily associated with the opening of fifteen new (or reacquired) stores, the relocating of three existing stores and the remodeling of several existing stores. The Company also sold a small piece of land it originally acquired for its headquarters (with a cost of approximately $60,000) for approximately $35,000 and the Company closed six stores during this period. Also, during fiscal 1998 the Company amended its credit facilities which reduced a required certificate of deposit from $1.6 million to $1.0 million. During fiscal 1997, the Company invested $2.9 million for capital expenditures associated with the opening of thirteen new stores, the remodeling of several existing stores and a company-wide refixturing program.

     The Company repaid under its then available credit lines approximately $285,000 and $256,000 in fiscal 1998 and 1997, respectively. The Company also, repaid other debt and lease obligations of approximately $354,000 and $403,000 in the same periods. In addition, the Company invested $100,000 in intangible assets associated with the reacquisition of one franchised store and the Company invested approximately $54,000 in fiscal 1998 and $63,000 in fiscal 1997 in renewal fees associated with the extension of its existing credit lines.

     As more fully described in "Item 1-Business" beginning on page 14 of the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 1998, the Company is subject to ongoing risks associated with imports. The Company's reliance on sourcing from foreign countries causes the Company to be exposed to certain unique business and political risks. Import restrictions, including tariffs and quotas, and changes in such tariffs or quotas could affect the importation of apparel generally and, in that event, could increase the cost or reduce the supply of apparel available to the Company and have an adverse effect on the Company's business, financial condition and/or results of operations. The Company's merchandise flow could also be adversely affected by political instability in any of the countries in which its goods are manufactured, by significant fluctuations in the value of the U.S. dollar against applicable foreign currencies and by restrictions on the transfer of funds.

     During fiscal 1998, the Company sold 21,268 shares at prices of $2.44 and $4.83 under its Employee Stock Purchase Plan, an officer of the Company exercised 100,000 stock options at the price of $4.08 and several employees exercised an aggregate of 5,931 stock options at prices ranging from $4.625 to $7.00. The proceeds from these issuances of stock amounted to approximately $665,000. During fiscal 1997, one of the former officers exercised 71,540 stock options at a price of $4.08, several other employees exercised an aggregate of 7,212 options at prices ranging from $5.50 to $8.75 and the Company sold 22,868 shares at prices of $3.83 and $5.42 under its Employee Stock Purchase Plan. The proceeds from these issuances of stock amounted to approximately $469,000.

     The Company plans to open approximately 16 to 20 new stores in fiscal 1999 and 20 to 24 stores in fiscal 2000. The Company believes that the liquidity needed for its planned new store growth, remodeling program and maintenance of proper inventory levels associated with this growth will be funded primarily from cash flow from operations. The Company further believes that this liquidity will be sufficient, based on currently planned new store openings, to fund anticipated capital needs over the near-term, including scheduled debt repayments. If cash flow from operations should prove to be less than anticipated or if there should arise a need for additional letter of credit capacity due to establishing new and expanded sources of supply, or if the Company were to increase the number of new Company stores planned to be opened in future periods, the Company might need to seek other sources of financing to conduct its operations or pursue its expansion plans and there can be no assurance that such other sources of financing would be available.

SEASONALITY AND INFLATION

     Although the operations of the Company are influenced by general economic conditions, the Company does not believe that inflation has had a material effect on the results of operations during fiscal 1998 or during fiscal 1997.

     Although sales have been somewhat higher in the Company's first and second fiscal quarters (February through July), the Company does not consider its business to be seasonal.

CERTAIN FACTORS THAT MAY AFFECT FUTURE RESULTS

     This Annual Report may contain forward looking statements which reflect the current views of the Company with respect to certain events that could have an effect on the Company's future financial performance. These statements include the words "expects," "believes," and similar expressions. These forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from historical results or those currently anticipated. These potential risks and uncertainties include the ability to secure customer acceptance of Chico's styles, propriety of inventory mix and sizing, quality of merchandise received from vendors, timeliness of vendor production and deliveries, increased competition, extent of the market demand by women for private label clothing and related accessories, adequacy and perception of customer service, ability to coordinate product development along with buying and planning, rate of new store openings, performance of management information systems, ability to hire, train, energize and retain qualified sales associates and other employees, availability of quality store sites, ability to hire and retain qualified managerial employees and other risks. In addition, there are potential risks and uncertainties that are peculiar to the Company's heavy reliance on sourcing from foreign vendors including the impact of work stoppages, transportation delays and other interruptions, political instability, foreign currency fluctuation, imposition of and changes in tariffs and import and export controls such as import quotas, changes in governmental policies in or towards such foreign countries and other similar factors.

     The company has assessed the year 2000 readiness of its systems and has determined that the costs and uncertainties that may be associated with addressing the year 2000 issues for its systems are not expected to have a material impact on its business operations or its financial conditions.

TRADING AND DIVIDEND INFORMATION

     The following table sets forth, for the periods indicated, the range of high and low closing sale prices for the Common Stock, as reported on the NASDAQ National Market System.

FOR THE FISCAL YEAR ENDED JANUARY 31, 1998                     HIGH     LOW
------------------------------------------                    ------   -----
First Quarter (February 2, 1997 - May 3, 1997)..............  $ 4.25   $2.69
Second Quarter (May 4, 1997 - August 2, 1997)...............    5.50    2.75
Third Quarter (August 3, 1997 - November 1, 1997)...........    7.88    4.88
Fourth Quarter (November 2, 1997 - January 31, 1998)........    8.75    6.25

FOR THE FISCAL YEAR ENDED FEBRUARY 1, 1997
------------------------------------------
First Quarter (January 29, 1996 - April 28, 1996)...........  $ 7.00   $4.13
Second Quarter (April 29, 1996 - July 28, 1996).............   11.75    6.50
Third Quarter (July 29, 1996 - October 27, 1996)............    9.00    6.00
Fourth Quarter (October 28, 1996 - February 1, 1997)........    6.69    3.63

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

     The approximate number of equity security holders of the Company is as follows:

                  NUMBER OF RECORD HOLDERS
                       TITLE OF CLASS                         AS OF APRIL 1, 1998
                  ------------------------                    -------------------
Common Stock, par value $.01 per share......................          569

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

TO CHICO'S FAS, INC.:

We have audited the accompanying balance sheets of Chico's FAS, Inc. (a Florida corporation) as of January 31, 1998, and February 1, 1997, and the related statements of income, stockholders' equity and cash flows for the fiscal years ended January 31, 1998, and February 1, 1997, for the period from January 1, 1996, through January 28, 1996, and for the fiscal year ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chico's FAS, Inc. as of January 31, 1998, and February 1, 1997, and the results of its operations and its cash flows for the fiscal years ended January 31, 1998, and February 1, 1997, for the period from January 1, 1996, through January 28, 1996, and for the fiscal year ended December 31, 1995, in conformity with generally accepted accounting principles.

/s/ Arthur Andersen LLP

Arthur Andersen LLP
Tampa, Florida,
     March 3, 1998

                               CHICO'S FAS, INC.

                                 BALANCE SHEETS

                           ASSETS                                    JANUARY 31,         FEBRUARY 1,
                           ------                                       1998                1997
                                                                     -----------         -----------
CURRENT ASSETS:
  Cash and cash equivalents.................................         $ 2,943,916         $   832,176
  Receivables, less allowances of $75,000 and $105,000 for
     sales returns, respectively............................             894,895             763,451
  Inventories...............................................           9,525,472           7,845,362
  Prepaid expenses..........................................             667,145             473,444
  Deferred taxes............................................           1,251,000           1,290,000
                                                                     -----------         -----------
          Total current assets..............................          15,282,428          11,204,433

CERTIFICATE OF DEPOSIT......................................           1,000,000           1,600,000

PROPERTY AND EQUIPMENT, net.................................          16,979,386          17,236,952

DEFERRED TAXES..............................................             559,000             552,000

OTHER ASSETS, net...........................................             650,702             654,673
                                                                     -----------         -----------
                                                                     $34,471,516         $31,248,058
                                                                     -----------         -----------

            LIABILITIES AND STOCKHOLDERS' EQUITY
      -----------------------------------------------

CURRENT LIABILITIES:
  Accounts payable..........................................         $ 3,520,265         $ 3,301,990
  Accrued liabilities.......................................           2,540,375           2,461,026
  Current portion of debt and lease obligations.............             251,762             456,602
                                                                     -----------         -----------
          Total current liabilities.........................           6,312,402           6,219,618

DEBT AND LEASE OBLIGATIONS, excluding current portion.......           6,703,229           7,007,842

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
  Common stock, $.01 par value, 25,000,000 shares authorized and 8,011,317 and 7,884,118 shares issued and
     outstanding, respectively..............................              80,113              78,841
  Additional paid-in capital................................           8,219,707           7,555,708
  Retained earnings.........................................          13,156,065          10,386,049
                                                                     -----------         -----------
          Total stockholders' equity........................          21,455,885          18,020,598
                                                                     -----------         -----------
                                                                     $34,471,516         $31,248,058
                                                                     -----------         -----------

      The accompanying notes are an integral part of these balance sheets.

                               CHICO'S FAS, INC.

                              STATEMENTS OF INCOME

                                                                         PERIOD FROM
                                         FISCAL YEAR    FISCAL YEAR    JANUARY 1, 1996,    FISCAL YEAR
                                            ENDED          ENDED           THROUGH            ENDED
                                         JANUARY 31,    FEBRUARY 1,      JANUARY 28,       DECEMBER 31,
                                            1998           1997              1996              1995
                                         -----------    -----------    ----------------    ------------
NET SALES BY COMPANY STORES..........    $73,596,969    $62,317,817       $3,619,519       $57,635,904
NET SALES TO FRANCHISEES.............      1,742,183      1,754,788          127,614         2,707,284
                                         -----------    -----------    ---------------     -----------
  Net sales..........................     75,339,152     64,072,605        3,747,133        60,343,188

COST OF GOODS SOLD...................     33,240,162     26,712,475        1,912,512        26,115,326
                                         -----------    -----------    ---------------     -----------
  Gross profit.......................     42,098,990     37,360,130        1,834,621        34,227,862

GENERAL, ADMINISTRATIVE AND STORE
  OPERATING EXPENSES.................     37,184,671     33,738,523        2,358,122        30,742,863
                                         -----------    -----------    ---------------     -----------
  Income (loss) from operations......      4,914,319      3,621,607         (523,501)        3,484,999

INTEREST EXPENSE, net................        372,303        404,054           39,492           621,403
                                         -----------    -----------    ---------------     -----------
INCOME (LOSS) BEFORE INCOME TAXES....      4,542,016      3,217,553         (562,993)        2,863,596
INCOME TAX PROVISION (BENEFIT).......      1,772,000      1,287,000         (225,000)        1,160,000
                                         -----------    -----------    ---------------     -----------
  Net income (loss)..................    $ 2,770,016    $ 1,930,553       $ (337,993)      $ 1,703,596
                                         -----------    -----------    ---------------     -----------
PER SHARE DATA:
  NET INCOME PER COMMON
     SHARE -- BASIC..................           $.35           $.25            ($.04)             $.22
  NET INCOME PER COMMON AND COMMON
     EQUIVALENT SHARE -- DILUTIVE....           $.34           $.24            ($.04)             $.22
  WEIGHTED AVERAGE COMMON SHARES
     OUTSTANDING -- BASIC............      7,912,126      7,863,121        7,777,330         7,776,777
  WEIGHTED AVERAGE COMMON AND COMMON
     EQUIVALENT SHARES
     OUTSTANDING -- DILUTIVE.........      8,032,871      7,976,466        7,777,330         7,838,401

        The accompanying notes are an integral part of these statements.

                               CHICO'S FAS, INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                                             COMMON STOCK
                                          -------------------   ADDITIONAL
                                                        PAR      PAID-IN      RETAINED
                                           SHARES      VALUE     CAPITAL      EARNINGS        TOTAL
                                          ---------   -------   ----------   -----------   -----------
BALANCE, JANUARY 1, 1995................  7,775,305   $77,753   $7,058,389   $ 7,089,893   $14,226,035
  Issuance of common stock..............      7,193        72       29,247            --        29,319
  Net income for the fiscal year ended
     December 31, 1995..................         --        --           --     1,703,596     1,703,596
                                          ---------   -------   ----------   -----------   -----------
BALANCE, DECEMBER 31, 1995..............  7,782,498    77,825    7,087,636     8,793,489    15,958,950
  Net loss for the period from January
     1, 1996, through January 28,
     1996...............................         --        --           --      (337,993)     (337,993)
                                          ---------   -------   ----------   -----------   -----------
BALANCE, JANUARY 28, 1996...............  7,782,498    77,825    7,087,636     8,455,496    15,620,957
  Issuance of common stock..............    101,620     1,016      468,072            --       469,088
  Net income for the fiscal year ended
     February 1, 1997...................         --        --           --     1,930,553     1,930,553
                                          ---------   -------   ----------   -----------   -----------
BALANCE, FEBRUARY 1, 1997...............  7,884,118    78,841    7,555,708    10,386,049    18,020,598
  Issuance of common stock..............    127,199     1,272      509,999            --       511,271
  Tax benefit of stock options
     exercised..........................         --        --      154,000            --       154,000
  Net income for the fiscal year ended
     January 31, 1998...................         --        --           --     2,770,016     2,770,016
                                          ---------   -------   ----------   -----------   -----------
BALANCE, JANUARY 31, 1998...............  8,011,317   $80,113   $8,219,707   $13,156,065   $21,455,885
                                          ---------   -------   ----------   -----------   -----------

        The accompanying notes are an integral part of these statements.

                               CHICO'S FAS, INC.

                            STATEMENTS OF CASH FLOWS

                                                                                 PERIOD FROM
                                                                               JANUARY 1, 1996,
                                     FISCAL YEAR ENDED    FISCAL YEAR ENDED        THROUGH         FISCAL YEAR ENDED
                                        JANUARY 31,          FEBRUARY 1,         JANUARY 28,         DECEMBER 31,
                                           1998                 1997                 1996                1995
                                      ---------------      ---------------      --------------     ---------------
CASH FLOWS FROM OPERATING
  ACTIVITIES:
  Net income (loss)..............       $ 2,770,016          $ 1,930,553         $  (337,993)         $ 1,703,596
                                     ----------------     ----------------     ----------------    ----------------
  Adjustments to reconcile net
     income (loss) to net cash
     provided by (used in)
     operating activities --
     Depreciation and
       amortization..............         2,114,146            1,896,196             147,144            1,741,820
     Deferred tax provision
       (benefit).................            32,000             (515,000)             80,000              303,000
     Deferred rent expense,
       net.......................           129,712              (77,610)              2,365              (62,218)
     Loss from disposal of
       property and equipment....           317,206              200,103                  --               88,846
     (Increase) decrease in
       assets --
       Receivables...............          (131,444)             113,063            (305,032)              18,659
       Inventories...............        (1,680,110)          (1,724,081)            654,093             (139,681)
       Prepaid expenses..........          (193,700)             (64,529)            (31,928)             (69,504)
       Other assets..............           (40,180)             (65,991)             10,094              (47,422)
     Increase (decrease) in
       liabilities --
       Accounts payable..........           218,275            1,266,986                 (70)          (1,238,356)
       Accrued liabilities.......            79,349              222,091            (228,296)            (222,688)
                                     ----------------     ----------------     ----------------    ----------------
          Total adjustments......           845,254            1,251,228             328,370              372,456
                                     ----------------     ----------------     ----------------    ----------------
          Net cash provided by
            (used in) operating
            activities...........         3,615,270            3,181,781              (9,623)           2,076,052
                                     ----------------     ----------------     ----------------    ----------------
CASH FLOWS FROM INVESTING
  ACTIVITIES:
  Redemption (purchase) of
     certificate of deposit......           600,000                   --          (1,600,000)                  --
  Purchases of property and
     equipment...................        (2,010,618)          (2,926,309)             (8,529)          (1,046,858)
  Proceeds from sale of property
     and equipment...............            34,500                   --                  --                   --
                                     ----------------     ----------------     ----------------    ----------------
          Net cash used in
            investing
            activities...........        (1,376,118)          (2,926,309)         (1,608,529)          (1,046,858)
                                     ----------------     ----------------     ----------------    ----------------

                               CHICO'S FAS, INC.

                            STATEMENTS OF CASH FLOWS
                                  (CONTINUED)

                                                                                 PERIOD FROM
                                                                               JANUARY 1, 1996,
                                     FISCAL YEAR ENDED    FISCAL YEAR ENDED        THROUGH         FISCAL YEAR ENDED
                                        JANUARY 31,          FEBRUARY 1,         JANUARY 28,         DECEMBER 31,
                                           1998                 1997                 1996                1995
                                      ---------------      ---------------      --------------     ---------------
CASH FLOWS FROM FINANCING
  ACTIVITIES:
  Proceeds from issuance of
     common stock, net...........          665,271              469,088                   --              29,319
  Net borrowings (payments) under
     line of credit agreement....         (284,919)              29,103             (467,126)           (103,895)
  Principal payments on debt.....         (265,872)            (288,311)          (3,875,639)           (549,969)
  Borrowings under mortgage
     note........................               --                   --            5,587,500                  --
  Principal payments on lease
     obligations.................          (88,374)            (115,006)              (9,455)           (110,699)
  Deferred finance costs.........         (153,518)             (62,536)            (172,691)                 --
                                     ----------------     ----------------     ----------------    ----------------
          Net cash (used in)
            provided by financing
            activities...........         (127,412)              32,338            1,062,589            (735,244)
                                     ----------------     ----------------     ----------------    ----------------
          Net increase (decrease)
            in cash and cash
            equivalents..........        2,111,740              287,810             (555,563)            293,950
                                     ----------------     ----------------     ----------------    ----------------
CASH AND CASH EQUIVALENTS,
  beginning of period............          832,176              544,366            1,099,929             805,979
                                     ----------------     ----------------     ----------------    ----------------
CASH AND CASH EQUIVALENTS, end of
  period.........................       $2,943,916           $  832,176          $   544,366          $1,099,929
                                     ----------------     ----------------     ----------------    ----------------
SUPPLEMENTAL DISCLOSURES OF CASH
  FLOW INFORMATION:
     Cash paid for interest......       $  609,956           $  571,038          $    83,475          $  594,384
     Income taxes................       $1,757,259           $1,769,400          $        --          $  947,546

        The accompanying notes are an integral part of these statements.

                               CHICO'S FAS, INC.

                         NOTES TO FINANCIAL STATEMENTS

                                JANUARY 31, 1998

1. BUSINESS ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES:

BUSINESS ORGANIZATION

Chico's FAS, Inc. (the Company) is a specialty retailer of exclusively designed, private label casual clothing and related accessories. As of January 31, 1998, the Company's retail store system consisted of 141 stores located throughout the United States, 132 of which were owned and operated by the Company, and 9 of which were owned and operated by franchisees.

FRANCHISE OPERATIONS

A summary of the changes in the number of the Company's franchise stores as compared to total Company-owned stores as of January 31, 1998, and February 1, 1997, and for the fiscal years then ended is as follows:

                                                              JANUARY 31,    FEBRUARY 1,
                                                                 1998           1997
                                                              -----------    -----------
Franchise stores closed.....................................       --              1
Franchise stores purchased from franchisees.................        1              1
Franchise stores in operation at fiscal year-end............        9             10
Company-owned stores at fiscal year-end.....................      132            123

FISCAL YEAR

In December 1996, management made the decision to change the Company's fiscal year-end from the Sunday closest to December 31 to the Saturday closest to January 31, continuing to result in a 52- or 53-week fiscal year. The change in year-end resulted in a four-week transition period from January 1, 1996, through January 28, 1996. Statements of income, shareholders' equity and cash flows for the transition period are included in the accompanying financial statements. The fiscal years ended January 31, 1998, and February 1, 1997, contained 52 and 53 weeks, respectively.

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

INVENTORIES

Raw material inventories of approximately $315,000 as of January 31, 1998, are recorded at the lower of cost using the first-in, first-out (FIFO) method or market. All other inventories consist of finished clothing and accessories and are recorded at the lower of cost using the last-in, first-out (LIFO) method or market. If the lower of first-in, first-out cost or market method had been used, inventories would have been approximately $267,000 and $161,000 higher at January 31, 1998, and February 1, 1997, respectively, than those reported in the accompanying balance sheets. Purchasing, distribution and design costs are expensed as incurred and are included in the accompanying statements of income as cost of goods sold.

                               CHICO'S FAS, INC.

                         NOTES TO FINANCIAL STATEMENTS

                                  (CONTINUED)

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Fixtures manufactured and leasehold improvements constructed by the Company are recorded at cost, which includes elements of raw materials, labor and overhead. Depreciation of property and equipment is provided on a straight-line basis over the estimated useful lives of the assets. Assets acquired under capital lease obligations and leasehold improvements are depreciated over the lesser of the useful lives of the assets or the lease terms. Maintenance and repairs of property and equipment are expensed as incurred, and major improvements are capitalized.

Upon retirement, sale or other disposition of property and equipment, the cost and accumulated depreciation or amortization are eliminated from the accounts, and any gain or loss is charged to operations.

OTHER ASSETS

Included in other assets are intangible assets which include legal and other costs of obtaining the Company's trademark and debt financing agreements, territory rights agreements related to franchise repurchases and franchise cancellation fees for stores that were acquired by the Company and are currently in operation as Company-owned stores. Trademark costs and non-compete agreements are being amortized on a straight-line basis over 10 and five years, respectively, debt-financing costs are being amortized over the term of the respective debt agreement and franchise cancellation fees are being amortized over the remaining terms of the related facilities' leases. Intangible assets, net of accumulated amortization, are approximately $431,000 and $475,000 as of January 31, 1998, and February 1, 1997, respectively.

ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS

In March 1995, the Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (SFAS 121), which addresses when and how impairments to the value of long-lived assets should be recognized. SFAS 121 is effective for fiscal years beginning after December 15, 1995, and was implemented by the Company in the fiscal year ended February 1, 1997. The implementation of SFAS 121 did not have a material effect on the financial statements.

INCOME TAXES

The provision for income taxes includes federal and state income taxes currently payable and deferred income taxes, which are provided for temporary differences between the recognition of income and expenses for financial and income tax reporting purposes.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The book value of all financial instruments approximates their fair market value as of January 31, 1998. In the opinion of management, the aggregate fair market value of the Company based on the above is not a valid estimate of the market valuation of the Company as a whole.

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

INCOME PER COMMON AND COMMON EQUIVALENT SHARE

In the fiscal year ended January 31, 1998, the Company adopted SFAS No. 128, "Earnings per Share" (SFAS 128). SFAS 128 establishes new standards for computing and presenting earnings per share (EPS). Specifically, SFAS 128 replaces the presentation of primary EPS with a presentation of basic EPS, requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. Basic EPS is based upon the weighted average number of common shares outstanding and diluted EPS is based upon the weighted average number of common shares outstanding plus the dilutive common equivalent shares outstanding during the period. The following is a reconciliation of the denominators of the basic and diluted EPS computations shown on the face of the accompanying statements of income:

                                                                                               PERIOD FROM
                                                                                             JANUARY 1, 1996,
                                                     FISCAL YEAR ENDED   FISCAL YEAR ENDED       THROUGH        FISCAL YEAR ENDED
                                                        JANUARY 31,         FEBRUARY 1,        JANUARY 28,        DECEMBER 31,
                                                           1998                1997                1996               1995
                                                       -------------       -------------       ------------     -------------
Basic weighted average number of common shares.....      7,912,126           7,863,121           7,777,330          7,776,777
Dilutive effect of options outstanding.............        120,745             113,345                  --             61,624
                                                      ------------        ------------         -----------       ------------
Diluted weighted average common and
  common equivalent shares outstanding.............      8,032,871           7,976,466           7,777,330          7,838,401
                                                      ------------        ------------         -----------       ------------

The following options were outstanding as of the end of the fiscal years or the period but were not included in the computation of diluted EPS because the options' exercise prices were greater than the average market price of the common shares:

                                                   JANUARY 31,        FEBRUARY 1,        JANUARY 28,        DECEMBER 31,
                                                       1998               1997               1996               1995
                                                 ----------------   ----------------   ----------------   ----------------
Number of options..............................      418,204            341,696            389,746            220,131
Exercise price (range).........................  $5.50 - $12.00     $7.00 - $12.00     $5.13 - $12.00     $7.00 - $12.00
Expiration date (range)........................  March 31, 2003 -   March 31, 2003 -   March 31, 2003 -   March 31, 2003 -
                                                 Sept. 21, 2007     April 30, 2005      July 7, 2004      March 31, 2004

As a result of adopting SFAS 128, the Company's EPS for the fiscal year ended February 1, 1997, the period from January 1, 1996, through January 28, 1996, and for the fiscal year ended December 31, 1995, were restated.

2. PROPERTY AND EQUIPMENT:

Property and equipment consisted of the following as of January 31, 1998, and February 1, 1997:

                                                                  ESTIMATED       JANUARY 31,    FEBRUARY 1,
                                                                 USEFUL LIVES        1998           1997
                                                                --------------    -----------    -----------
Land........................................................                      $ 1,039,904    $ 1,100,167
Land improvements...........................................       35 years         1,785,161      1,785,161
Building....................................................     20 - 35 years      6,247,920      6,155,063
Equipment...................................................      2 - 10 years      4,076,277      3,908,268
Furniture and fixtures......................................      3 - 10 years      3,618,457      3,299,829
Leasehold improvements......................................      1 - 10 years      6,829,258      6,082,124
                                                                                  -----------    -----------
                                                                                   23,596,977     22,330,612
Less -- Accumulated depreciation and amortization...........                       (6,617,591)    (5,093,660)
                                                                                  -----------    -----------
                                                                                  $16,979,386    $17,236,952
                                                                                  -----------    -----------

Assets acquired under capital lease obligations with a cost of $487,548 are included in equipment as of January 31, 1998, and February 1, 1997. The accumulated depreciation related to these assets is $408,399 and $278,877 as of January 31, 1998, and February 1, 1997, respectively.

                               CHICO'S FAS, INC.

                         NOTES TO FINANCIAL STATEMENTS

                                  (CONTINUED)

3. ACCRUED LIABILITIES:

Accrued liabilities consisted of the following as of January 31, 1998, and February 1, 1997:

                                                                JANUARY 31,    FEBRUARY 1,
                                                                   1998           1997
                                                                -----------    -----------
Accrued payroll, bonuses and severance costs................    $1,206,621     $1,044,372
Allowance for estimated merchandise returns.................       720,000        650,000
Other.......................................................       613,754        766,654
                                                                -----------    -----------
                                                                $2,540,375     $2,461,026
                                                                -----------    -----------

4. INCOME TAXES:

The income tax provision (benefit) consisted of the following:

                                                                                                PERIOD FROM
                                                                                              JANUARY 1, 1996
                                                      FISCAL YEAR ENDED   FISCAL YEAR ENDED       THROUGH       FISCAL YEAR ENDED
                                                         JANUARY 31,         FEBRUARY 1,        JANUARY 28,       DECEMBER 31,
                                                            1998                1997               1996               1995
                                                      -----------------   -----------------   ---------------   -----------------
Current:
  Federal...........................................     $1,378,000          $1,434,000          $(242,000)        $  677,000
  State.............................................        362,000             368,000            (63,000)           180,000
Deferred:
  Federal...........................................         24,000            (404,000)            62,000            301,000
  State.............................................          8,000            (111,000)            18,000              2,000
                                                      --------------      --------------      ------------      --------------
    Total income tax provision (benefit)............     $1,772,000          $1,287,000          $(225,000)        $1,160,000
                                                      --------------      --------------      ------------      --------------

The reconciliation of the income tax provision (benefit) based on the U.S. statutory federal income tax rate (34 percent) to the Company's income tax provision (benefit) is as follows:

                                                                                                PERIOD FROM
                                                                                              JANUARY 1, 1996
                                                      FISCAL YEAR ENDED   FISCAL YEAR ENDED       THROUGH       FISCAL YEAR ENDED
                                                         JANUARY 31,         FEBRUARY 1,        JANUARY 28,       DECEMBER 31,
                                                            1998                1997               1996               1995
                                                      -----------------   -----------------   ---------------   -----------------
Tax expense (benefit) at the statutory rate.........     $1,544,000          $1,094,000          $(191,000)        $  974,000
State income tax expense (benefit), net of
  federal tax benefit...............................        225,000             176,000            (31,000)           157,000
Other...............................................          3,000              17,000             (3,000)            29,000
                                                      --------------      --------------      ------------      --------------
  Total income tax provision (benefit)..............     $1,772,000          $1,287,000          $(225,000)        $1,160,000
                                                      --------------      --------------      ------------      --------------

Deferred tax assets are recorded due to different carrying amounts for financial and income tax reporting purposes arising from cumulative temporary differences. These differences consisted of the following as of January 31, 1998, and February 1, 1997:

                                                                JANUARY 31,    FEBRUARY 1,
                                                                   1998           1997
                                                                -----------    -----------
Accruals and allowances.....................................    $1,105,000     $1,206,000
Inventories.................................................       786,000        718,000
Property and equipment......................................        43,000        (12,000)
Net operating loss carryforward.............................       146,000        200,000
                                                                -----------    -----------
                                                                 2,080,000      2,112,000
Less -- Valuation allowance.................................      (270,000)      (270,000)
                                                                -----------    -----------
                                                                $1,810,000     $1,842,000
                                                                -----------    -----------

During the fiscal year ended February 1, 1997, the Company increased the valuation allowance for deferred tax assets by $100,000 to reserve for a portion of the deferred tax asset relating to the net operating loss for the tax reporting period from December 30, 1996, through February 1, 1997. Approximately $449,000 of a net operating loss for tax reporting purposes can be carried forward

                               CHICO'S FAS, INC.

                         NOTES TO FINANCIAL STATEMENTS

                                  (CONTINUED)

ratably for the six subsequent fiscal years following the fiscal year ended February 1, 1997. The remaining net operating loss carryforward was approximately $374,000 as of January 31, 1998.

5. DEBT AND LEASE OBLIGATIONS:

Debt and lease obligations consisted of the following as of January 31, 1998, and February 1, 1997:

                                                                JANUARY 31,    FEBRUARY 1,
                                                                   1998           1997
                                                                -----------    -----------
Line of credit (the Line), variable borrowing capability of
  up to $6 million, depending on inventory levels and the
  amount of outstanding commercial letters of credit (Note
  7), interest payable at prime (8.5 percent as of January
  31, 1998), secured by substantially all of the Company's
  assets other than land, land improvements and building,
  maturing in May 1999......................................    $       --     $  284,919
Mortgage Note secured by a first priority mortgage on land,
  land improvements, building and certain equipment.........     5,437,500      5,509,500
Obligations under capital leases, imputed interest rate of
  5.9 percent, secured by equipment, varying monthly
  payments of principal and interest, maturing September
  1999......................................................       167,176        255,550
Deferred rent...............................................     1,350,315      1,414,475
                                                                ----------     ----------
     Total debt and lease obligations.......................     6,954,991      7,464,444
     Less -- Current portion................................      (251,762)      (456,602)
                                                                ----------     ----------
                                                                $6,703,229     $7,007,842
                                                                ----------     ----------

Mortgage note payable (the Mortgage Note) was financed with a bank, bearing interest at the bank's prime rate plus .5 percent. The Mortgage Note is payable in 84 monthly installments of $6,000, plus accrued interest at the bank's prime rate plus .5 percent, through January 2003, at which time the remaining principal balance is due. On October 14, 1997, an interest rate swap was effectuated whereby the interest at the bank's prime rate plus .5 percent was exchanged for a fixed rate of 9 percent of the outstanding principal of the Mortgage Note. The Company incurred no additional costs associated with the interest rate swap.

A $1,000,000 certificate of deposit is held at the bank to secure the Line. An investment with the bank, satisfied by this certificate of deposit, is required to be maintained as long as the Line is in existence.

As of January 31, 1998, the Line and Mortgage Note contained certain covenants requiring, among other things, approval of acquisitions of businesses and maintenance of specified tangible net worth, working capital, debt to equity and debt service coverage ratios. As of January 31, 1998, the Company was in compliance with all covenants under these agreements.

Deferred rent represents the difference between actual operating lease obligations due and operating lease expense, which is recorded by the Company on a straight-line basis over the terms of its leases.

Maturities of the Mortgage Note were as follows as of January 31, 1998:

FISCAL YEAR
ENDING                                                          AMOUNT
-----------                                                   ----------
1999........................................................  $   72,000
2000........................................................      72,000
2001........................................................      72,000
2002........................................................      72,000
2003........................................................   5,149,500
                                                              ----------
                                                              $5,437,500
                                                              ----------

                               CHICO'S FAS, INC.

                         NOTES TO FINANCIAL STATEMENTS

                                  (CONTINUED)

Future minimum lease payments under capital lease obligations were as follows as of January 31, 1998:

FISCAL YEAR
ENDING                                                         AMOUNT
-----------                                                   --------
1999........................................................  $ 85,224
2000........................................................    92,176
                                                              --------
Total minimum lease payments................................   177,400
Less -- Interest imputed at 5.9 percent.....................   (10,224)
                                                              --------
Present value of capital lease obligations..................  $167,176
                                                              --------

During the fiscal years ended January 31, 1998, and February 1, 1997, the period from January 1, 1996, through January 28, 1996, and the fiscal year ended December 31, 1995, capital lease obligations of $0, $130,598, $0 and $23,200, respectively, were incurred when the Company entered into leases for new equipment. In addition, existing capital lease obligations were refinanced to the terms shown above during the fiscal year ended February 1, 1997.

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

Also, during the fiscal year ended December 31, 1995, a franchisee converted accounts receivable of approximately $273,800 into a note receivable, payable in $10,000 monthly installments of principal and interest through October 1997. The long-term portion of the note receivable was included in other assets and the current portion of the note receivable was included in receivables in the accompanying balance sheets. This note receivable was paid in the fiscal year ended January 31, 1998.

6. RELATED PARTY TRANSACTIONS:

All officers have entered into agreements with the Company which provide for base salaries, annual bonuses or consulting fees, and certain severance benefits in the event that their employment is terminated by the Company "without cause" or by such officer or director following a "change of control."

In January 1997, the Company and a former president and general merchandise manager reached agreement in concept that she would be resigning from the Company. In March 1997, a separation agreement was signed under which she received a consulting salary, severance compensation and certain benefits through December 31, 1997. Approximately $325,000 relating to the separation was accrued and is included in accrued liabilities in the accompanying balance sheet as of February 1, 1997. The separation agreement also provided that all of granted, unvested options be forfeited, and all exercisable options expired on June 24, 1997.

In 1994, a separation agreement was signed, in connection with the resignation of a former president, under which he continued to receive his annual base salary, certain benefits and taxes through December 31, 1995, totaling approximately $274,000. This amount was paid in full as of December 31, 1995. Contemporaneously with the execution of the separation agreement, the former president sold 344,384 shares of common stock of the Company to a significant stockholder at a price above the market value on the closing date of the sale. The difference between the market value of the Company's common stock on the closing date of the transaction and the purchase price on this date was recorded by the Company as compensation expense and was reflected as an increase in additional paid-in capital.

                               CHICO'S FAS, INC.

                         NOTES TO FINANCIAL STATEMENTS

                                  (CONTINUED)

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

Minimum future rental payments under noncancellable operating leases (exclusive of common area maintenance charges and/or contingent rental payments based on sales) as of January 31, 1998, were as follows:

FISCAL YEAR
ENDING                                                          AMOUNT
-----------                                                   -----------
1999........................................................  $ 6,800,638
2000........................................................    6,204,570
2001........................................................    5,930,809
2002........................................................    5,422,273
2003........................................................    4,219,560
Thereafter..................................................    8,534,145
                                                              -----------
                                                              $37,111,995
                                                              -----------

For the fiscal years ended January 31, 1998, and February 1, 1997, for the period from January 1, 1996, through January 28, 1996, and for the fiscal year ended December 31, 1995, total rent expense under the Company's operating leases was $9,728,207, $8,624,193, $674,651 and $7,934,824 respectively, including common area maintenance charges of $1,328,466, $1,252,635, $95,663 and $1,128,054, other rental charges of $1,469,512, $1,296,100, $100,241 and
$1,145,643 and contingent rental expense of $140,523, $81,674, $6,900 and
$128,243 based on sales, respectively.

The Company leased its former distribution center and storage facilities from certain stockholders and former stockholders of the Company (see Note 6). The leases were classified as operating leases and provided for minimum annual rentals of approximately $216,000, with original lease terms through 1998. The remaining obligations under these leases were accrued during fiscal year 1994 when the Company's operations were moved to its new corporate headquarters and distribution center. During the fiscal year ended February 1, 1997, the Company replaced its obligations under the leases with an obligation to make up the difference between rental payments of a new tenant and the Company's lease terms. Rental payments of the new tenant reduced the company's expense by approximately $80,000 during the fiscal years ended January 31, 1998, and February 1, 1997, respectively.

At January 31, 1998, the Company had $3,246,779 in commercial letters of credit outstanding which have arisen in the normal course of business due to foreign purchase commitments. The commercial letters of credit are secured by the same assets as the Line (see Note 5).

The Company is involved in claims and actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the financial position of the Company.

                               CHICO'S FAS, INC.

                         NOTES TO FINANCIAL STATEMENTS

                                  (CONTINUED)

8. STOCK OPTION PLANS AND CAPITAL STOCK TRANSACTIONS:

1992 STOCK OPTION PLAN

During fiscal year 1992, the Company adopted a stock option plan (the 1992 Plan) which reserved 548,800 shares of common stock for future issuance under the 1992 Plan to eligible employees of the Company. The per share exercise price of each stock option is not less than the fair market value of the stock on the date of grant or, in the case of an employee owning more than 10 percent of the outstanding stock of the Company and to the extent incentive stock options as opposed to nonqualified stock options are issued, the price is not less than 110 percent of such fair market value. Also, the aggregate fair market value of the stock with respect to which incentive stock options are exercisable for the first time by an employee in any calendar year may not exceed $100,000. As of January 31, 1998, 281,128 nonqualified options were outstanding and 178,588 had been exercised under the 1992 Plan.

1993 STOCK OPTION PLAN

During fiscal year 1993, the Company adopted a stock option plan (the 1993 Plan) which reserved 680,000 shares of common stock for future issuance under the 1993 Plan to eligible employees of the Company. The terms of the 1993 Plan are the same as the 1992 Plan. As of January 31, 1998, 559,649 nonqualified options were outstanding and 6,545 had been exercised under the 1993 Plan.

OTHER STOCK OPTIONS

Since 1993, four independent directors of the Company have been granted a total of 137,000 nonqualified options at exercise prices ranging from $3.25 to $8.38. As of January 31, 1998, none of these options had been exercised.

AGGREGATE STOCK OPTION ACTIVITY

As of January 31, 1998, 977,777 nonqualified options were outstanding at a weighted average exercise price of $5.14 per share, and 202,890 remained available for future grants. Of the options outstanding, 537,637 options were immediately exercisable. The Company recognized no compensation expense for these options.

Stock option activity for the fiscal years ended January 31, 1998, and February 1, 1997, for the period from January 1, 1996, through January 28, 1996, and for the fiscal year ended December 31, 1995, was as follows:

                                                                          PERIOD FROM
                                                                       JANUARY 1, 1996,
                          FISCAL YEAR ENDED      FISCAL YEAR ENDED          THROUGH          FISCAL YEAR ENDED
                           JANUARY 31, 1998      FEBRUARY 1, 1997      JANUARY 28, 1996      DECEMBER 31, 1995
                         --------------------   -------------------   -------------------   -------------------
                                    WEIGHTED-             WEIGHTED-             WEIGHTED-             WEIGHTED-
                          NUMBER     AVERAGE    NUMBER     AVERAGE    NUMBER     AVERAGE    NUMBER     AVERAGE
                            OF      EXERCISE      OF      EXERCISE      OF      EXERCISE      OF      EXERCISE
                         OPTIONS      PRICE     OPTIONS     PRICE     OPTIONS     PRICE     OPTIONS     PRICE
                         --------   ---------   -------   ---------   -------   ---------   -------   ---------
 Outstanding, beginning
   of period...........   971,206     $5.97     825,850     $5.74     821,799     $5.78     607,166     $6.45
   Granted.............   354,700      3.36     319,200      6.97      10,100      4.29     293,100      5.31
   Exercised...........  (105,931)     4.15     (78,752)     4.33          --        --          --        --
   Canceled or
      expired..........  (242,198)     6.42     (95,092)     8.85      (6,049)     7.67     (78,467)     9.26
                         --------   --------    -------   --------    -------   --------    -------   --------
 Outstanding, end of
   period..............   977,777     $5.14     971,206     $5.97     825,850     $5.74     821,799     $5.78
                         --------               -------               -------               -------
 Options vested, end of
   period..............   537,637     $5.84     534,789     $5.59     507,827     $5.57     510,083     $5.40

                               CHICO'S FAS, INC.

                         NOTES TO FINANCIAL STATEMENTS

                                  (CONTINUED)

     The following table summarizes information about stock options as of January 31, 1998:

                                               OPTIONS OUTSTANDING                       OPTIONS VESTED
                                   --------------------------------------------      ----------------------
                                                     WEIGHTED-
                                                      AVERAGE         WEIGHTED-                   WEIGHTED-
                                                     REMAINING         AVERAGE                     AVERAGE
          RANGES OF                  NUMBER         CONTRACTUAL       EXERCISE       NUMBER       EXERCISE
       EXERCISE PRICES             OUTSTANDING      LIFE (YEARS)        PRICE        VESTED         PRICE
-----------------------------      -----------      ------------      ---------      -------      ---------
$3.25-$6.50                          713,161            7.5             $4.07        366,421        $4.57
$6.75-$12.00                         264,616            7.0              8.01        171,216         8.56
                                     -------            ---             -----        -------        -----
                                     977,777            7.4             $5.14        537,637        $5.84
                                   -----------      --------          --------       -------      --------

CAPITAL STOCK TRANSACTIONS

The Board of Directors adopted a noncompensatory employee stock purchase plan
(ESPP), which became effective upon the consummation of the Company's initial public offering on April 1, 1993, and was amended on December 18, 1993, covering an aggregate of 210,000 shares of common stock. Under the ESPP, all employees are given the right to purchase up to 600 shares of the common stock of the Company two times a year at a price equal to 85 percent of the value of the stock immediately prior to the beginning of each exercise period. For the fiscal years ended January 31, 1998, and February 1, 1997, for the period from January 1, 1996, through January 28, 1996, and for the fiscal year ended December 31, 1995, 21,268, 22,868, 0 and 7,193 shares, respectively, were purchased under the ESPP. The Company recognized no compensation expense for the issuance of these shares.

SFAS NO. 123, "ACCOUNTING FOR STOCK-BASED COMPENSATION"

The Company accounts for its stock-based compensation plans under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB
25), under which no compensation expense has been recognized. In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS
123), which was effective for fiscal years beginning after December 15, 1995. SFAS 123 allows companies to continue following the accounting guidance of APB 25, but requires pro forma disclosure of net income and EPS for the effects on compensation expense had the accounting guidance of SFAS 123 been adopted. The pro forma disclosures are required only for options granted in fiscal years that begin after December 15, 1994.

The Company adopted SFAS 123 for disclosure purposes in 1996. For SFAS 123 purposes, the fair value of each option granted has been estimated as of the grant date using the Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 6.3 percent as of January 31, 1998 and 6.2 percent for the fiscal years ended February 1, 1997, and December 31, 1995 and for the period from January 1, 1996, through January 28, 1996, expected life of seven years, no expected dividends, and expected volatility of 75 percent. The weighted average fair value of options granted during the fiscal years ended January 31, 1998, and February 1, 1997, for the period from January 1, 1996, through January 28, 1996 and for the fiscal year ended December 31, 1995 was $3.16, $5.21, $3.17 and $3.96, respectively. Options granted under the 1992 Plan and 1993 Plan vest ratably over three years. All other options were either immediately exercisable or vested ratably over three years. The term of all options granted is ten years. Had compensation expense been determined consistent with SFAS 123, utilizing the assumptions detailed above, the Company's net income (loss) and net income (loss) per common and common equivalent shares outstanding would have been changed to the following pro forma amounts for the fiscal years ended January 31, 1998, and February 1,

                               CHICO'S FAS, INC.

                         NOTES TO FINANCIAL STATEMENTS

                                  (CONTINUED)

1997, for the period from January 1, 1996, through January 28, 1996, and for the fiscal year ended December 31, 1995:

                                                                                         PERIOD
                                                                                          FROM
                                                                                       JANUARY 1,
                                                         FISCAL YEAR    FISCAL YEAR       1996        FISCAL YEAR
                                                            ENDED          ENDED         THROUGH         ENDED
                                                         JANUARY 31,    FEBRUARY 1,    JANUARY 28,    DECEMBER 31,
                                                            1998           1997           1996            1995
                                                         -----------    -----------    -----------    ------------
Net income (loss):
  As reported........................................    $2,770,016     $1,930,553      $(337,993)     $1,703,596
  Pro forma..........................................     2,218,609      1,539,000       (357,000)      1,563,000
Net income (loss) per common share -- Basic:
  As reported........................................    $      .35     $      .25      $    (.04)     $      .22
  Pro forma..........................................           .28            .20           (.05)            .20
Net income (loss) per common and common equivalent
  share -- Dilutive:
  As reported........................................    $      .34     $      .24      $    (.04)     $      .22
  Pro forma..........................................           .28            .19           (.05)            .20

Because the SFAS 123 method of accounting has not been applied to options granted prior to January 2, 1995, the resulting pro forma compensation expense may not be representative of that to be expected in future years.

9. PROFIT SHARING PLAN:

In fiscal year 1992, the Company adopted a profit sharing plan (the Plan) covering substantially all employees. Employees' rights to Company-contributed benefits vest over two to six years of service, as specified in the Plan. The Company intends to make a contribution, to be paid in the year ending January 31, 1999, in recognition of services performed by employees in the calendar year ended December 31, 1997, in an amount not to exceed $300,000 which was included in accrued liabilities in the accompanying balance sheet as of January 31, 1998. For the fiscal years ended January 31, 1998, February 1, 1997, and December 31, 1995, the profit sharing expense was $280,000, $185,000 and $50,000, respectively.

10. QUARTERLY RESULTS OF OPERATIONS (RESTATED AND UNAUDITED):

                                                                                               NET INCOME (LOSS) PER
                               NET          GROSS        INCOME     NET INCOME (LOSS) PER        COMMON AND COMMON
                              SALES        PROFIT        (LOSS)     COMMON SHARE -- BASIC   EQUIVALENT SHARE -- DILUTIVE
                           -----------   -----------   ----------   ---------------------   ----------------------------
Restated fiscal year
  ended
    January 28, 1996:
      First quarter......  $16,296,974   $ 8,799,773   $  620,898           $ .08                      $ .08
      Second quarter.....   15,436,821     9,184,838      722,539             .09                        .09
      Third quarter......   14,812,600     8,523,099      470,214             .06                        .06
      Fourth quarter.....   14,216,858     7,771,900     (137,368)           (.02)                      (.02)
Fiscal year ended
    February 1, 1997:
      First quarter......  $17,302,552   $ 9,862,647   $1,080,368           $ .14                      $ .14
      Second quarter.....   16,073,289    10,080,421      940,998             .12                        .12
      Third quarter......   15,727,262     9,368,363      655,964             .08                        .08
      Fourth quarter.....   14,969,502     8,048,699     (746,777)           (.09)                      (.09)
Fiscal year ended
    January 31, 1998:
      First quarter......  $18,719,797   $10,603,437   $1,002,456           $ .13                      $ .13
      Second quarter.....   20,080,574    10,918,044      967,556             .12                        .12
      Third quarter......   18,923,374    10,884,187      955,532             .12                        .12
      Fourth quarter.....   17,615,407     9,693,322     (155,528)           (.02)                      (.02)

REPORTS OF FORM 10-K

     A copy of the company's annual report to the Securities and Exchange Commission on Form 10-K will be sent to any shareholder without charge upon written request to Investor Relations at the current address below:
                               Chico's FAS, Inc.
                              11215 Metro Parkway
                           Fort Myers, Florida 33912
                            Website: www.chicos.com
                             ---------------------
                         Transfer Agent and Registrar:
                       The Registrar and Transfer Company
                               10 Commerce Drive
                        Cranford, New Jersey 07016-3572
                                 Legal Counsel:
             Trenam, Kemker, Scharf, Barkin, Frye, O'Neill & Mullis
                                 Tampa, Florida
                   Independent Certified Public Accountants:
                              Arthur Andersen LLP
                                 Tampa, Florida
                         ANNUAL SHAREHOLDERS' MEETING:
                       Tuesday, June 9, 1998 at 2:00 p.m.
                           Chico's World Headquarters
                              11215 Metro Parkway
                           Fort Myers, Florida 33912
--------------------------------------------------------------------------------
                               CHICO'S FAS, INC.

                               EXECUTIVE OFFICERS

                               MARVIN J. GRALNICK
                            Chief Executive Officer
                                   President

                               HELENE B. GRALNICK
                   Senior Vice President -- Design & Concept

                               CHARLES J. KLEMAN
                            Chief Financial Officer
                      Executive Vice President -- Finance
                              Secretary/Treasurer

                                SCOTT A. EDMONDS
                      Senior Vice President -- Operations
                              Assistant Secretary

                                   DIRECTORS

                               MARVIN J. GRALNICK
                             Chairman of the Board

                               HELENE B. GRALNICK
                   Senior Vice President -- Design & Concept

                               CHARLES J. KLEMAN
                            Chief Financial Officer
                      Executive Vice President -- Finance
                              Secretary/Treasurer

                                VERNA K. GIBSON
                                    Partner
                              Retail Options, Inc.

                                 ROSS E. ROEDER
                      Chief Executive Officer -- Mdr, Inc.

                                 JOHN W. BURDEN
                                    Partner
                              Retail Options, Inc.

                    [GRAPHIC SETTING FORTH STORE LOCATIONS]

                   [GRAPHIC -- THREE FEMALE MODELS IN FIELD]

       [GRAPHIC -- PICTURE OF FEMALE MODEL AT CHICO'S WORLD HEADQUARTERS]





                           Chico's World Headquarters
                              11215 Metro Parkway
                              Fort Myers, FL 33912
                  Phone: (941) 277-6200 -- Fax: (941) 277-5237
                                 www.chicos.com