Form 10-K, Exhibit 13
period 1999-01-30
CHICOS FAS INC
filed 1999-04-28
CIK 897429

[COVER]

[PICTURE OF WOMAN STANDING WEARING BLACK OUTFIT OVER WHITE T-SHIRT]




[INSIDE FRONT COVER]

[PICTURE OF TWO WOMEN WALKING BAREFOOT IN SURF]




[INSIDE BACK COVER]

[PICTURE OF CHICO'S WORLD HEADQUARTERS FACILITY]



[BACK COVER]

[PICTURE OF WOMAN SEATED ON PARK BENCH WEARING PATTERNED TOP AND BLACK PANTS]

                [PICTURE - INSIDE FRONT COVER OF ANNUAL REPORT]

To our Shareholders,

         Fiscal 1999 was a banner year for Chicos. We exceeded all of our sales expectations and twenty of our stores topped one million dollars in sales! We had a comparable Company-owned store sales increase of 30.3% for the year and a 41.7% overall sales increase. Our stores averaged $574 in sales per square foot and we more than tripled our earnings from $.34 to $1.07 per share for fiscal year 99.

         In fiscal 1999, we opened 23 new Chicos stores and remodeled or relocated 10 of our existing locations. At year end, we had 162 stores, including 8 franchise stores and 7 outlets in 35 states. We have streamlined our site selection and new store opening procedures to enable us to open stores more efficiently.

         The average store net selling square footage for our stores is 1330 square feet, although we have successfully opened larger stores. We will continue our flexible real estate strategy by opening stores with net selling square footage ranging from 1000-3000 square feet, with a new target of 1700-1800 net selling square feet for our prototype store.

         We have finalized a new, more extensive, training program emphasizing customer service and product knowledge. Based on overwhelmingly positive customer feedback, we believe this program is proving to be a huge success.

         Our Travelers collection, made from a high performance, easy care synthetic fabric, is an extensive, ever evolving collection which continues to outperform all sales expectations. The Sausalito collection, another big winner in a unique textured viscose fabric, is continually being restyled in new shapes and colors. Natural fabrics such as linen, silk and cotton, as well as the introduction of new synthetics, have proven to excite our customers as we have continued to set new sales records.

         We seek to control and improve our product by working closely on partnerships with our long term vendors. We want Chicos clothing to offer value with designer quality and style, while at a price which we feel the customer will recognize and appreciate. Our accessories also have the same attention to style and value, with many accessory items being developed in-house.

         Our marketing efforts include direct mail brochures that have generated high percentage returns and have contributed greatly to our sales increases. We recently relaunched our Passport Frequent Buyer Incentive Program (which had been on hold since 1994). Immediate response has been remarkable and we expect to use this renewed program to dramatically expand our loyal and repeat customer base.

         Our overall sales for December 1998 of $11.3 million topped our monthly overall sales record set in June 1998 of $10.5 million. For the Holiday season, we introduced many Chicos branded products including our Goddess Collection of body care products, Chicos Time watches, shoes and gift items. We foresee the expansion of these product lines as we further extend the Chicos brand. By the year 2001, we expect to initiate catalog sales; and we are investigating the launching of e-commerce Internet sales.

         We plan to open a minimum of 30 stores this year and increase this number every year as long as the economy and momentum of the Company maintains its forward pace.

         Above all, we plan to stay focused on our target customer and concept, build our team to support our growth, maintain margins and reduce SG&A, maintain a 25% or better overall continuing growth rate and stay innovative and creative.

         As we grow, we see more and more opportunities. Our future has never looked brighter. Watch us!


                                      Sincerely,

                                      /s/ Marvin J. Gralnick

                                      Marvin J. Gralnick
                                      CEO

                                 (CHICO'S LOGO)

                              FINANCIAL HIGHLIGHTS

                                                                              PRO
                                                                ONE          FORMA
                                                               MONTH      FISCAL YEAR
                                                              PERIOD         ENDED
                                   FISCAL YEAR ENDED           ENDED      (UNAUDITED)              FISCAL YEAR ENDED
                               --------------------------   -----------   -----------   ----------------------------------------
                               JANUARY 1,    DECEMBER 31,   JANUARY 28,   JANUARY 28,   FEBRUARY 1,    JANUARY 31,   JANUARY 30,
                                  1995           1995         1996(1)       1996(1)       1997(1)         1998          1999
                               (52 WEEKS)     (52 WEEKS)     (4 WEEKS)    (52 WEEKS)     (53 WEEKS)    (52 WEEKS)    (52 WEEKS)
                               -----------   ------------   -----------   -----------   ------------   -----------   -----------
                                                         (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA:
  Net Sales..................    $59,271       $60,343        $3,747        $60,763       $64,073        $75,339      $106,742
  Income (loss) from
     Operations..............      5,685         3,485          (524)         3,437         3,622          4,914        15,134
  Net Income (loss)..........      3,291         1,704          (338)         1,676         1,931          2,770         9,139
  Basic Earnings (loss) Per
     Share...................       0.42          0.22         (0.04)          0.22          0.25           0.35          1.12
  Diluted Earnings (loss) Per
     Share...................       0.41          0.22         (0.04)          0.21          0.24           0.34          1.07
OPERATING DATA:
  Total Assets...............    $27,352       $27,009                      $27,681       $31,248        $34,472      $ 49,000
  Long-Term Debt.............      4,663         5,896                        7,231         7,008          6,703         6,713
  Stockholders' Equity.......     14,226        15,959                       15,621        18,021         21,456        34,303
  # of Stores (at end of
     period):
       Company Owned.........        104           111                          111           123            132           154
       Franchised............         17            12                           12            10              9             8
                                 -------       -------                      -------       -------        -------      --------
  Total......................        121           123                          123           133            141           162
                                 =======       =======                      =======       =======        =======      ========

---------------

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

                                     INDEX

                      3  Management's Discussion & Analysis
                      9  Stock Information
                     10  Financial Statements
                     26  Store Listing
                     28  Executive Officers/Directors

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     Since the Company opened its first store in 1983 principally selling folk art, its retail store system, now selling principally women's apparel, has grown to 162 stores as of January 30, 1999 (fiscal 1999), of which 154 are Company-owned and 8 are franchised stores. Since fiscal 1989, the Company has de-emphasized the granting of new franchises as a strategy for growth and, at the same time, has been expanding its store base by opening Company-owned stores. Where possible and practical, the Company has also acquired stores from its franchisees. Since the beginning of fiscal 1994, the Company has acquired nine stores from franchisees and opened 83 new Company-owned stores, and one franchisee has opened two new franchised stores in this period. Of these new company-owned stores, 22 were opened in fiscal 1999, 14 were opened in fiscal 1998, 13 were opened in fiscal 1997, 8 were opened in the pro forma fiscal year ended January 28, 1996 and 26 were opened in the fiscal year ended January 1, 1995. During this same time period, the Company closed 16 Company-owned stores and one franchised store also closed. The Company plans to open a minimum of 30 new Company-owned stores in the fiscal year ending January 29, 2000 (fiscal
2000). In addition, the Company is evaluating certain existing Company-owned store locations, including stores with leases coming up for renewal, and is considering the possibility of closing between one and three existing Company-owned stores in fiscal 2000.

RESULTS OF OPERATIONS

     The following table sets forth, for each of the respective periods indicated, certain operating statement data and the percentage of the Company's net sales represented by each line item presented.

                                                                                 FISCAL YEAR ENDED (000'S)
                                                              ---------------------------------------------------------------
                                                              FEBRUARY 1,           JANUARY 31,           JANUARY 30,
                                                                 1997                  1998                  1999
                                                              (53 WEEKS)      %     (52 WEEKS)      %     (52 WEEKS)      %
                                                              -----------   -----   -----------   -----   -----------   -----
Net sales by company stores.................................    $62,318      97.3%    $73,597      97.7%   $104,981      98.4%
Net sales to franchisees....................................      1,755       2.7       1,742       2.3       1,761       1.6
                                                                -------     -----     -------     -----    --------     -----
    Net sales...............................................     64,073     100.0      75,339     100.0     106,742     100.0
Cost of goods sold..........................................     26,713      41.7      33,240      44.1      44,197      41.4
                                                                -------     -----     -------     -----    --------     -----
    Gross profit............................................     37,360      58.3      42,099      55.9      62,545      58.6
General, administrative and store operating expenses........     33,738      52.6      37,185      49.4      47,411      44.4
                                                                -------     -----     -------     -----    --------     -----
    Income from operations..................................      3,622       5.7       4,914       6.5      15,134      14.2
Interest expense, net.......................................        404       0.7         372        .5         151        .2
                                                                -------     -----     -------     -----    --------     -----
    Income before taxes.....................................      3,218       5.0       4,542       6.0      14,983      14.0
Provision for income taxes..................................      1,287       2.0       1,772       2.3       5,844       5.4
                                                                -------     -----     -------     -----    --------     -----
    Net income..............................................    $ 1,931       3.0%    $ 2,770       3.7%   $  9,139       8.6%
                                                                =======     =====     =======     =====    ========     =====

FIFTY-TWO WEEKS ENDED JANUARY 30, 1999 COMPARED TO THE FIFTY-TWO WEEKS ENDED JANUARY 31, 1998.

     Net Sales. Net sales by Company-owned stores for the fifty-two weeks ended January 30, 1999 (fiscal 1999) increased by $31.3 million, or 42.6%, over net sales by Company-owned stores for the comparable fifty-two weeks ended January 31, 1998 (fiscal 1998). The increase was the result of a comparable Company store net sales increase of $21.1 million and $10.2 million additional sales from the new (or reacquired) stores not yet included in the Company's comparable store base (net of sales of $1.0 million from seven stores closed in fiscal 1998 and fiscal 1999).

     Net sales to franchisees for fiscal 1999 increased by approximately $18,000, or 1.0% compared to net sales to franchisees for fiscal 1998. The increase in net sales to franchisees primarily reflects increased sales to franchisees due to the opening of one additional franchised location by an existing franchisee and increased purchases by existing franchisees, net of reduced sales attributable to the re-acquisition of three franchised stores in fiscal 1998 and fiscal 1999.

     Gross Profit. Gross profit for fiscal 1999 was $62.5 million, or 58.6% of net sales, compared with $42.1 million, or 55.9% of net sales, for fiscal 1998. The increase in the gross profit percentage primarily resulted from merchandise planning and distribution costs which decreased by 1% of net sales as a result

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

of leverage associated with the Company's 30.3% comparable Company store net sales increase for fiscal 1999, and higher margins in its front-line stores as a result of fewer and less aggressive markdowns believed to be attributable to the Company's refocusing of its product development departments as described more fully below under the heading "Comparable Company Store Net Sales." To a lesser degree, this increase in the gross profit percentage was due to decreased shipping costs to the Company's stores because of a change in common carriers, offset by an increase in inventory reserves for merchandise intended for liquidation.

     General, Administrative and Store Operating Expenses. General, administrative and store operating expenses increased to $47.4 million, or 44.4% of net sales, in fiscal 1999 from $37.2 million, or 49.4% of net sales, in fiscal 1998. The increase in general, administrative and store operating expenses was, for the most part, the result of increases in store operating expenses, including store compensation, occupancy and other costs associated with additional store openings. The decrease in these expenses as a percentage of net sales was principally due to leverage in direct store costs, including store compensation, associated with the Company's 30.3% comparable Company store sales increase for fiscal 1999, net of an effective increase in general and administrative costs attributable to the fact that administrative costs in fiscal 1998 had reflected the benefit of certain business interruption insurance proceeds related to the temporary closing of one of the Company's stores.

     Interest Expense, Net. Net interest expense decreased to approximately $151,000 in fiscal 1999 from approximately $372,000 in fiscal 1998. This decrease was primarily a result of increased interest earnings during fiscal 1999 resulting from the Company's increased cash position.

     Net Income. As a result of the factors discussed above, net income reflects an increase of 237% to $9.1 million in fiscal 1999 from net income of $2.8 million in fiscal 1998. The income tax provision represented an effective rate of 39% for both the current and prior periods.

FIFTY-TWO WEEKS ENDED JANUARY 31, 1998 COMPARED TO FIFTY-THREE WEEKS ENDED FEBRUARY 1, 1997.

     Net Sales. Net sales by Company-owned stores for the fifty-two weeks ended January 31, 1998 (fiscal 1998) increased by $11.3 million, or 17.6%, over net sales by Company-owned stores for the fifty-three weeks ended February 1, 1997 (fiscal 1997). The increase was the result of $4.7 million additional sales from the new (or reacquired) stores not yet included in the Company's comparable store base (net of sales of $1.1 million from eight stores closed in fiscal 1997 and fiscal 1998), a comparable Company-owned store net sales increase of $6.1 million, and approximately $464,000 in additional sales resulting from the liquidation of inventory through an independent liquidator.

     Net sales to franchisees for fiscal 1998 decreased by approximately $13,000, or .7% compared to net sales to franchisees for fiscal 1997. The Company believes that the decrease in net sales to franchisees was primarily caused by the reacquisition of two franchises in fiscal 1998 and fiscal 1997, and a decrease in purchases by the Company's largest franchisee, offset by a decrease in the volume of returned merchandise under the Company's new return policy implemented in mid 1996.

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

     General, Administrative and Store Operating Expenses. General, administrative and store operating expenses increased to $37.2 million, or 49.4% of net sales, in fiscal 1998 from $33.7 million, or 52.7% of net sales, in fiscal 1997. The increase in general, administrative and store operating expenses

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

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

COMPARABLE COMPANY-OWNED STORE NET SALES

     Comparable Company store net sales increased by 30.3% for the fifty-two weeks ended January 30, 1999 when compared to the comparable fifty-two weeks of the previous period. Comparable Company store net sales data is calculated based on the change in net sales of currently open Company-owned stores that have been operated as a Company store for at least thirteen months.

     The Company believes that the increase in comparable Company store net sales resulted from a refocusing of the Company's product development, merchandise planning and buying departments on Chico's target customer. The Company also believes that the look, fit, timing of receipts and pricing policy (including markdowns) of the Company's product were in line with the refocusing effort and that the increase in comparable store sales was fueled by increased direct mailings and a larger database of existing customers for such mailings. To a lesser degree, the Company believes the increase was due to increased store-level training efforts associated with the Company's newly introduced training programs and continuing sales associated with several styles of clothing produced from a fabric newly introduced by the Company in the fourth quarter of fiscal 1998. Clothing which utilized this newly introduced fabric represented approximately 25% of net apparel sales in fiscal 1999.

     Because of the perceived success of the Company's direct mail efforts, and its past success during 1991-1994 with its frequent shopping club (the "Passport Club"), the Company has, in the first quarter of fiscal 2000, re-established a new and modified "Passport Club" program. This new "Passport Club" program allows the Company to track customer sales at the SKU level through the use of newly licensed software, allows for mailings to separate niches of customers and offers discounts and other benefits for increased frequent shopping. The Company believes that the re-introduction of the "Passport Club" should help the Company as it seeks to continue store sales increases over the strong monthly comparable store sales increases that were achieved in fiscal 1999 and 1998.

     The following table sets forth for each of the four quarters of fiscal 1999, 1998 and 1997, the percentage changes in comparable store net sales at Company-owned stores:

                                                            FISCAL QUARTERS
                                                           ------------------
                                                1ST QTR    2ND QTR    3RD QTR    4TH QTR    FULL YEAR
                                                -------    -------    -------    -------    ---------
Fiscal year ended 1/30/99: ...................   31.7%      23.0%      28.5%       30.4%      30.3%
Fiscal year ended 1/31/98: ...................   (1.1)%     13.3%      12.0%       20.1%      10.7%
Fiscal year ended 2/1/97:  ...................    2.9%       2.2%      (0.3)%     (10.6)%     (1.3)%

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

LIQUIDITY AND CAPITAL RESOURCES

     The Company's primary ongoing capital requirements are for funding capital expenditures related to new store openings and merchandise inventory purchases. In addition, over the next 18 months, the Company anticipates experiencing the need for capital to address certain expansions of its office and design facility at its headquarters facilities.

     During the fifty-two weeks ended January 30, 1999 (fiscal 1999) and the fifty-two weeks ended January 31, 1998 (fiscal 1998), the Company's primary source of working capital was cash flow from operations of $12.2 million and $3.6 million, respectively. The $8.6 million increase in the cash flow generated from operations was primarily a result of an increase in net income to $9.1 million in fiscal 1999 from $2.8 million in fiscal 1998, an increase of approximately $580,000 in inventory in fiscal 1999 versus an increase of $1.7 million in fiscal 1998, a decrease in prepaid expenses and other assets of approximately $110,000 in fiscal 1999, versus an increase of approximately $234,000 in fiscal 1998 and an increase in accounts payable and accrued liabilities of $1.6 million in fiscal 1999, versus an increase of approximately $298,000 in fiscal 1998, net of an increase in deferred taxes of approximately $588,000 in fiscal 1999 as compared to a decrease of approximately $32,000 in fiscal 1998. The increase in accounts payable and accrued liabilities is associated with the Company's improved sales and profitability.

     The Company invested $5.0 million in fiscal 1999 for capital expenditures primarily associated with the opening of 24 new (or reacquired) Company-owned stores and the remodeling of several existing stores. During fiscal 1998, the Company invested approximately $2.0 million for capital expenditures associated with the opening of 15 new (or reacquired) Company-owned stores, and the remodeling of several existing stores.

     During fiscal 1999, two of the Company's officers exercised 137,000 stock options at prices ranging from $3.25 to $7.00, one of the Company's independent directors exercised 25,000 options at prices ranging from $3.25 to $5.0625, a former director exercised 61,000 options at prices ranging from $5.50 to $8.75 and several employees and former employees exercised in the aggregate 123,924 options at prices ranging from $3.25 to $12.00. Also during fiscal 1999, the Company sold 34,775 shares of common stock under its employee stock purchase plan at prices of $7.70 and $13.23. These various issuances of common stock during fiscal 1999 resulted in an aggregate cash flow to the Company of $3.7 million, which included a benefit to the Company of $1.5 million attributable to a reduction in corporate income taxes from associated income tax deductions.

     The Company also invested approximately $233,000 in fiscal 1999 and approximately $154,000 in fiscal 1998 in intangible assets associated with the reacquisition of franchised stores and the extension of its credit lines for an additional year. The Company repaid indebtedness of approximately $149,000 and $354,000 in the current and prior periods, respectively. In addition, the Company repaid under its then available credit lines approximately $285,000 in fiscal 1998.

     As more fully described in "Item 1 -- Business" under the heading "Imports and Import Restrictions" of the Company's Annual Report on Form 10-K for the fiscal year ended January 30, 1999, the Company is subject to ongoing risks associated with imports. Although the Company has increased its percentage of sourcing from United States vendors in fiscal 1999, the Company continues to rely heavily on foreign sourcing for its product offerings. This continued reliance on sourcing from foreign countries causes the Company to be exposed to certain unique business and political risks. Import restrictions, including tariffs and quotas, and changes in such tariffs or quotas could affect the importation of apparel generally and, in that event, could increase the cost or reduce the supply of apparel available to the Company and have an adverse effect on the Company's business, financial condition and/or results of operations. The Company's merchandise flow could also be adversely affected by political instability in any of the countries in which its goods are manufactured, by significant fluctuations in the value of the U.S. dollar against applicable foreign currencies and by restrictions on the transfer of funds.

     The Company plans to open a minimum of 30 new stores in fiscal 2000 and is in the initial planning stages for an expansion of the office and design facilities at its headquarters site. The Company also will

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

have capital needs associated with its planned catalog and internet sales activities and the larger silhouette division which is currently being explored as an additional opportunity. The Company believes that the liquidity needed for its planned new store growth, continuing remodel program, maintenance of proper inventory levels associated with this growth, expansion of its office and design facilities, establishment of catalog and internet sales operations and the possible development of a larger silhouette store concept will be funded primarily from cash flow from operations and its strong existing cash balances. The Company further believes that this liquidity will be sufficient, based on currently planned new store openings, headquarters expansion plans and other planned expansions of its business operations, to fund anticipated capital needs over the near-term, including scheduled debt repayments. Given the Company's strong cash balances, the Company does not believe that it would need to seek other sources of financing to conduct its operations or pursue its expansion plans even if cash flow from operations should prove to be less than anticipated or even if there should arise a need for additional letter of credit capacity due to establishing new and expanded sources of supply, or if the Company were to increase the number of new Company stores planned to be opened in future periods.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISKS

     The Company has utilized a derivative financial instrument to reduce its exposure resulting from fluctuations in interest rates. The derivative financial instrument in effect at January 31, 1999, consisted of an interest rate swap agreement with a notional principal amount of $5.4 million at a term of four years. For the applicable period, the interest rate swap agreement effectively converts the interest on the outstanding mortgage loan with respect to the Company's headquarters facility to a fixed effective swap rate of 9%. The Company has entered into this interest rate swap for non-trading purposes. Risks associated with the interest rate swap include those associated with changes in the market value and interest rates. The interest rate swap agreement was entered into with a major financial institution with the goal of minimizing the risk of credit loss. Accordingly, management considers the potential for loss in future earnings and cash flows attributable to the interest rate swap not to be material. As indicated under the heading of Liquidity and Capital Resources, the Company is currently in a strong cash position. However, in order to utilize a portion of the available cash to prepay all or any portion of the mortgage loan would require a simultaneous termination of the interest rate swap. The cost to terminate the outstanding interest rate swap as of January 30, 1999, was approximately $149,700. The Company intends to continue to reevaluate from time to time the advisability of prepaying all or a portion of the outstanding mortgage loan.

SEASONALITY AND INFLATION

     Although the operations of the Company are influenced by general economic conditions, the Company does not believe that inflation has had a material effect on the results of operations during the current or prior periods.

     Although sales have recently been somewhat higher in the Company's first and second fiscal quarters (February through July), the Company does not consider its business to be seasonal.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

CERTAIN FACTORS THAT MAY AFFECT FUTURE RESULTS

     This Annual Report may contain forward looking statements which reflect the current views of the Company with respect to certain events that could have an effect on the Company's future financial performance. These statements include the words "expects," "believes," and similar expressions. These forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from historical results or those currently anticipated. These potential risks and uncertainties include the development of new styles, the ability to secure customer acceptance of Chico's styles, propriety of inventory mix and sizing, quality of merchandise received from vendors, timeliness of vendor production and deliveries, increased competition, extent of the market demand by women for private label clothing and related accessories, continued demand for the Company's "slinky" line of clothing, adequacy and perception of customer service, ability to coordinate product development with buying and planning, rate of new store openings, performance of management information systems, ability to hire, train, energize and retain qualified sales associates and other employees, availability of quality store sites, ability to hire and retain qualified managerial employees and other risks. In addition, there are potential risks and uncertainties that are peculiar to the Company's heavy reliance on sourcing from foreign vendors including the impact of work stoppages, transportation delays and other interruptions, political instability, foreign currency fluctuation, imposition of and changes in tariffs and import and export controls such as import quotas, changes in governmental policies in or towards such foreign countries and other similar factors.

TRADING AND DIVIDEND INFORMATION

     The following table sets forth, for the periods indicated, the range of high and low closing sale prices for the Common Stock, as reported on the NASDAQ National Market System.

                                                               HIGH     LOW
                                                              ------   ------
FOR THE FISCAL YEAR ENDED JANUARY 30, 1999
     Fourth Quarter (November 1, 1998 -- January 30,
      1999).................................................  $28.00   $15.50
     Third Quarter (August 2, 1998 -- October 31, 1998).....   17.63    10.00
     Second Quarter (May 3, 1998 -- August 1, 1998).........   18.00     9.38
     First Quarter (February 1, 1998 -- May 2, 1998)........   10.00     6.38
FOR THE FISCAL YEAR ENDED JANUARY 31, 1998
     Fourth Quarter (November 2, 1997 -- January 31,
      1998).................................................  $ 8.75   $ 6.25
     Third Quarter (August 3, 1997 -- November 1, 1997).....    7.88     4.88
     Second Quarter (May 4, 1997 -- August 2, 1997).........    5.50     2.75
     First Quarter (February 2, 1997 -- May 3, 1997)........    4.25     2.69

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

     The approximate number of equity security holders of the Company is as follows:

                  NUMBER OF RECORD HOLDERS
                       TITLE OF CLASS                         AS OF APRIL 1, 1999
                  ------------------------                    -------------------
Common Stock, par value $.01 per share......................          431

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

TO CHICO'S FAS, INC.:

We have audited the accompanying balance sheets of Chico's FAS, Inc. (a Florida corporation) as of January 30, 1999, and January 31, 1998, and the related statements of income, stockholders' equity and cash flows for the fiscal years ended January 30, 1999, January 31, 1998, and February 1, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chico's FAS, Inc. as of January 30, 1999, and January 31, 1998, and the results of its operations and its cash flows for the fiscal years ended January 30, 1999, January 31, 1998, and February 1, 1997, in conformity with generally accepted accounting principles.

/s/ Arthur Andersen LLP

Arthur Andersen LLP
Tampa, Florida,
     March 4, 1999

                               CHICO'S FAS, INC.

                                 BALANCE SHEETS

                           ASSETS                                    JANUARY 30,         JANUARY 31,
                           ------                                       1999                1998
                                                                     -----------         -----------
CURRENT ASSETS:
  Cash and cash equivalents.................................         $14,484,776         $ 2,943,916
  Receivables, less allowances of $90,000 and $75,000 for
     sales returns, respectively............................           1,149,078             894,895
  Inventories...............................................          10,105,153           9,525,472
  Prepaid expenses..........................................             510,885             667,145
  Deferred taxes............................................           1,586,000           1,251,000
                                                                     -----------         -----------
          Total current assets..............................          27,835,892          15,282,428

CERTIFICATE OF DEPOSIT......................................                  --           1,000,000

PROPERTY AND EQUIPMENT, net.................................          19,665,261          16,979,386

DEFERRED TAXES..............................................             812,000             559,000

OTHER ASSETS, net...........................................             686,923             650,702
                                                                     -----------         -----------
                                                                     $49,000,076         $34,471,516
                                                                     -----------         -----------

            LIABILITIES AND STOCKHOLDERS' EQUITY
      -----------------------------------------------

CURRENT LIABILITIES:
  Accounts payable..........................................         $ 3,995,123         $ 3,520,265
  Accrued liabilities.......................................           3,679,355           2,540,375
  Current portion of debt and lease obligations.............             309,520             251,762
                                                                     -----------         -----------
          Total current liabilities.........................           7,983,998           6,312,402

DEBT AND LEASE OBLIGATIONS, excluding current portion.......           6,713,045           6,703,229

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
  Common stock, $.01 par value; 25,000,000 shares authorized and 8,393,016 and 8,011,317 shares issued and
     outstanding, respectively..............................              83,930              80,113
  Additional paid-in capital................................          11,923,930           8,219,707
  Retained earnings.........................................          22,295,173          13,156,065
                                                                     -----------         -----------
          Total stockholders' equity........................          34,303,033          21,455,885
                                                                     -----------         -----------
                                                                     $49,000,076         $34,471,516
                                                                     -----------         -----------

      The accompanying notes are an integral part of these balance sheets.

                               CHICO'S FAS, INC.

                              STATEMENTS OF INCOME

                                                            FISCAL YEAR    FISCAL YEAR   FISCAL YEAR
                                                               ENDED          ENDED         ENDED
                                                            JANUARY 30,    JANUARY 31,   FEBRUARY 1,
                                                                1999          1998          1997
                                                            ------------   -----------   -----------
NET SALES BY COMPANY STORES...............................  $104,981,219   $73,596,969   $62,317,817
NET SALES TO FRANCHISEES..................................     1,760,374     1,742,183     1,754,788
                                                            ------------   -----------   -----------
  Net sales...............................................   106,741,593    75,339,152    64,072,605

COST OF GOODS SOLD........................................    44,196,426    33,240,162    26,712,475
                                                            ------------   -----------   -----------
  Gross profit............................................    62,545,167    42,098,990    37,360,130

GENERAL, ADMINISTRATIVE AND STORE OPERATING EXPENSES......    47,411,057    37,184,671    33,738,523
                                                            ------------   -----------   -----------
  Income from operations..................................    15,134,110     4,914,319     3,621,607

INTEREST EXPENSE, net.....................................       151,002       372,303       404,054
                                                            ------------   -----------   -----------
  Income before income taxes..............................    14,983,108     4,542,016     3,217,553

INCOME TAX PROVISION......................................     5,844,000     1,772,000     1,287,000
                                                            ------------   -----------   -----------
  Net income..............................................  $  9,139,108   $ 2,770,016   $ 1,930,553
                                                            ------------   -----------   -----------
PER SHARE DATA:
  NET INCOME PER COMMON SHARE -- BASIC....................  $       1.12   $       .35   $       .25
  NET INCOME PER COMMON AND COMMON EQUIVALENT
     SHARE -- DILUTED.....................................  $       1.07   $       .34   $       .24
  WEIGHTED AVERAGE COMMON SHARES OUTSTANDING -- BASIC.....     8,167,759     7,912,126     7,863,121
  WEIGHTED AVERAGE COMMON AND COMMON EQUIVALENT SHARES
     OUTSTANDING -- DILUTED...............................     8,529,896     8,032,871     7,976,466

        The accompanying notes are an integral part of these statements.

                               CHICO'S FAS, INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                                            COMMON STOCK
                                         -------------------   ADDITIONAL
                                                       PAR       PAID-IN      RETAINED
                                          SHARES      VALUE      CAPITAL      EARNINGS        TOTAL
                                         ---------   -------   -----------   -----------   -----------
BALANCE, JANUARY 28, 1996..............  7,782,498   $77,825   $ 7,087,636   $ 8,455,496   $15,620,957
  Issuance of common stock.............    101,620     1,016       468,072            --       469,088
  Net income for the fiscal year ended
     February 1, 1997..................         --        --            --     1,930,553     1,930,553
                                         ---------   -------   -----------   -----------   -----------
BALANCE, FEBRUARY 1, 1997..............  7,884,118    78,841     7,555,708    10,386,049    18,020,598
  Issuance of common stock.............    127,199     1,272       509,999            --       511,271
  Tax benefit of stock options
     exercised.........................         --        --       154,000            --       154,000
  Net income for the fiscal year ended
     January 31, 1998..................         --        --            --     2,770,016     2,770,016
                                         ---------   -------   -----------   -----------   -----------
BALANCE, JANUARY 31, 1998..............  8,011,317    80,113     8,219,707    13,156,065    21,455,885
  Issuance of common stock.............    381,699     3,817     2,209,223            --     2,213,040
  Tax benefit of stock options
     exercised.........................         --        --     1,495,000            --     1,495,000
  Net income for the fiscal year ended
     January 30, 1999..................         --        --            --     9,139,108     9,139,108
                                         ---------   -------   -----------   -----------   -----------
BALANCE, JANUARY 30, 1999..............  8,393,016   $83,930   $11,923,930   $22,295,173   $34,303,033
                                         =========   =======   ===========   ===========   ===========

        The accompanying notes are an integral part of these statements.

                               CHICO'S FAS, INC.

                            STATEMENTS OF CASH FLOWS

                                                     FISCAL YEAR ENDED    FISCAL YEAR ENDED    FISCAL YEAR ENDED
                                                        JANUARY 30,          JANUARY 31,          FEBRUARY 1,
                                                           1999                 1998                 1997
                                                      ---------------      ---------------     ---------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income.....................................       $ 9,139,108          $ 2,770,016          $ 1,930,553
                                                     --------------       --------------       --------------
  Adjustments to reconcile net income to net cash
     provided by operating activities --
     Depreciation and amortization...............         2,407,799            2,114,146            1,896,196
     Deferred tax (benefit) provision............          (588,000)              32,000             (515,000)
     Deferred rent expense, net..................           216,978              129,712              (77,610)
     Loss from disposal of property and
       equipment.................................           195,027              317,206              200,103
     (Increase) decrease in assets --
       Receivables...............................          (254,183)            (131,444)             113,063
       Inventories...............................          (579,681)          (1,680,110)          (1,724,081)
       Prepaid expenses..........................           156,260             (193,700)             (64,529)
       Other assets..............................           (46,418)             (40,180)             (65,991)
     Increase in liabilities --
       Accounts payable..........................           474,858              218,275            1,266,986
       Accrued liabilities.......................         1,138,980               79,349              222,091
                                                     --------------       --------------       --------------
          Total adjustments......................         3,121,620              845,254            1,251,228
                                                     --------------       --------------       --------------
          Net cash provided by operating
            activities...........................        12,260,728            3,615,270            3,181,781
                                                     --------------       --------------       --------------
CASH FLOWS FROM INVESTING
  ACTIVITIES:
  Redemption of certificate of deposit...........         1,000,000              600,000                   --
  Purchases of property and equipment............        (5,045,809)          (2,010,618)          (2,926,309)
  Proceeds from sale of property and equipment...                --               34,500                   --
                                                     --------------       --------------       --------------
          Net cash used in investing
            activities...........................        (4,045,809)          (1,376,118)          (2,926,309)
                                                     --------------       --------------       --------------

                               CHICO'S FAS, INC.

                            STATEMENTS OF CASH FLOWS
                                  (CONTINUED)

                                                         FISCAL YEAR ENDED   FISCAL YEAR ENDED   FISCAL YEAR ENDED
                                                            JANUARY 30,         JANUARY 31,         FEBRUARY 1,
                                                               1999                1998                1997
                                                          ---------------     ---------------     ---------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of common stock, net..........       3,708,040            665,271             469,088
  Net (payments) borrowings under line of credit
     agreement.........................................              --           (284,919)             29,103
  Principal payments on debt...........................         (72,000)          (265,872)           (288,311)
  Principal payments on lease obligations..............         (77,404)           (88,374)           (115,006)
  Deferred finance costs...............................        (232,695)          (153,518)            (62,536)
                                                            -----------         -----------         ----------
          Net cash provided by (used in) financing
            activities.................................       3,325,941           (127,412)             32,338
                                                            -----------         -----------         ----------
          Net increase in cash and cash equivalents....      11,540,860          2,111,740             287,810
CASH AND CASH EQUIVALENTS,
  Beginning of period..................................       2,943,916            832,176             544,366
                                                            -----------         -----------         ----------
CASH AND CASH EQUIVALENTS,
  End of period........................................     $14,484,776         $2,943,916          $  832,176
                                                            ===========         ===========         ==========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
     Cash paid for interest............................     $   611,238         $  609,956          $  571,038
     Income taxes......................................     $ 4,873,065         $1,757,259          $1,769,400

        The accompanying notes are an integral part of these statements.

                               CHICO'S FAS, INC.

                         NOTES TO FINANCIAL STATEMENTS

                                JANUARY 30, 1999

1. BUSINESS ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES:

BUSINESS ORGANIZATION

Chico's FAS, Inc. (the Company) is a specialty retailer of exclusively designed, private label casual clothing and related accessories. As of January 30, 1999, the Company's retail store system consisted of 162 stores located throughout the United States, 154 of which were owned and operated by the Company, and eight of which were owned and operated by franchisees.

FRANCHISE OPERATIONS

A summary of the changes in the number of the Company's franchise stores as compared to total company-owned stores as of January 30, 1999, and January 31, 1998, and for the fiscal years then ended is as follows:

                                                              FISCAL YEAR ENDED    FISCAL YEAR ENDED
                                                                 JANUARY 30,          JANUARY 31,
                                                                    1999                 1998
                                                              -----------------    -----------------
Franchise stores opened.....................................           1                   --
Franchise stores purchased from franchisees.................           2                    1
Franchise stores in operation at fiscal year-end............           8                    9
Company-owned stores at fiscal year-end.....................         154                  132

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

INVENTORIES

Raw material inventories of approximately $639,000 as of January 30, 1999, are recorded at the lower of cost using the first-in, first-out (FIFO) method or market. All other inventories consist of finished clothing and accessories and are recorded at the lower of cost using the last-in, first-out (LIFO) method or market. If the lower of FIFO or market method had been used, inventories would have been approximately $360,000 and $267,000 higher at January 30, 1999, and January 31, 1998, respectively, than those reported in the accompanying balance sheets. Purchasing, distribution and design costs are expensed as incurred, and are included in the accompanying statements of income as cost of goods sold.

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

                               CHICO'S FAS, INC.

                         NOTES TO FINANCIAL STATEMENTS

                                  (CONTINUED)

Maintenance and repairs of property and equipment are expensed as incurred, and major improvements are capitalized.

Upon retirement, sale or other disposition of property and equipment, the cost and accumulated depreciation or amortization are eliminated from the accounts, and any gain or loss is charged to operations.

OTHER ASSETS

Included in other assets are intangible assets which include legal and other costs of obtaining the Company's trademark and debt financing agreements, territory rights agreements related to franchise repurchases and franchise cancellation fees for stores that were acquired by the Company, and are currently in operation as Company-owned stores. Trademark costs and non-compete agreements are being amortized on a straight-line basis over 10 and five years, respectively, debt-financing costs are being amortized over the term of the respective debt agreement, and franchise cancellation fees are being amortized over the remaining terms of the related facilities' leases. Intangible assets, net of accumulated amortization, are approximately $421,000 and $431,000 as of January 30, 1999, and January 31, 1998, respectively.

ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS

Long-lived assets and identifiable intangibles are reviewed periodically for impairment if events or changes in circumstances indicate that the carrying amount should be addressed. The Company has determined that there has been no impairment in the carrying value of long-lived assets, as of January 30, 1999.

INCOME TAXES

The provision for income taxes includes federal and state income taxes currently payable and deferred income taxes, which are provided for temporary differences between the recognition of income and expenses for financial and income tax reporting purposes.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The book value of all financial instruments approximates their fair market value as of January 30, 1999.

REVENUE RECOGNITION

Net sales by Company stores includes sales made to retail customers during the period, net of estimated customer returns. Net sales to franchisees includes merchandise sold to franchisees, net of estimated returns.

STORE PRE-OPENING COSTS

Operating costs (including store set-up, rent and training expenses) incurred prior to the opening of new stores are expensed as incurred and are included in general, administrative and store operating expenses in the accompanying statements of income.

INCOME PER COMMON AND COMMON EQUIVALENT SHARE

During the fiscal year ended January 31, 1998, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share" (SFAS 128). SFAS 128 establishes new standards for

                               CHICO'S FAS, INC.

                         NOTES TO FINANCIAL STATEMENTS

                                  (CONTINUED)

computing and presenting earnings per share (EPS). Specifically, SFAS 128 replaces the presentation of primary EPS with a presentation of basic EPS, requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. Basic EPS is based upon the weighted average number of common shares outstanding and diluted EPS is based upon the weighted average number of common shares outstanding plus the dilutive common equivalent shares outstanding during the period. The following is a reconciliation of the denominators of the basic and diluted EPS computations shown on the face of the accompanying statements of income:

                                                              FISCAL YEAR ENDED   FISCAL YEAR ENDED   FISCAL YEAR ENDED
                                                                 JANUARY 30,         JANUARY 31,         FEBRUARY 1,
                                                                    1999                1998                1997
                                                                -------------       -------------     -------------
Weighted average common shares outstanding -- Basic.........      8,167,759           7,912,126           7,863,121
Dilutive effect of options outstanding......................        362,137             120,745             113,345
                                                               ------------        ------------        ------------
Weighted average common and common equivalent shares
  outstanding -- Diluted....................................      8,529,896           8,032,871           7,976,466
                                                               ------------        ------------        ------------

The following options were outstanding as of the end of the fiscal years but were not included in the computation of diluted EPS because the options' exercise prices were greater than the average market price of the common shares:

                                                                FISCAL YEAR ENDED    FISCAL YEAR ENDED   FISCAL YEAR ENDED
                                                                   JANUARY 30,          JANUARY 31,         FEBRUARY 1,
                                                                      1999                 1998                1997
                                                               -------------------    ---------------    ---------------
Number of options...........................................          2,000              418,204             341,696
Exercise price..............................................   $  23.06 - $26.25     $5.50 - $12.00      $7.00 - $12.00
Expiration date.............................................   December 21, 2008 -   March 31, 2003 -    March 31, 2003 -
                                                                 January 6, 2009     Sept. 21, 2007      April 30, 2005

CURRENT ACCOUNTING PRONOUNCEMENTS

In April 1998, the American Institute of Certified Public Accountants issued Statement of Position (SOP) No. 98-5, "Reporting on the Costs of Start-Up Activities" (SOP 98-5) effective for fiscal years beginning after December 15, 1998. This SOP provides guidance on the financial reporting of start-up costs and organization costs. Management does not believe the implementation of SOP 98-5 will have any impact on the Company's financial statements.

In the fiscal year ended January 31, 1998, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS
131). SFAS 131 established standards for reporting information about operating segments of a business. The Company is not required to report any segment information due to it not meeting or exceeding any of the quantitative thresholds listed under SFAS 131.

In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), with an effective date for all fiscal years beginning after June 15, 1999. SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as Derivatives) and for hedging activities. SFAS 133 requires an entity to recognize all Derivatives as either assets or liabilities and measures those instruments at fair value. As of January 30, 1999, management of the Company has not assessed the future impact of SFAS 133 on the Company's financial statements.

                               CHICO'S FAS, INC.

                         NOTES TO FINANCIAL STATEMENTS

                                  (CONTINUED)

2. PROPERTY AND EQUIPMENT:

Property and equipment consisted of the following as of January 30, 1999, and January 31, 1998:

                                                                  ESTIMATED      JANUARY 30,    JANUARY 31,
                                                                USEFUL LIVES        1999           1998
                                                                -------------    -----------    -----------
Land........................................................                     $ 1,039,904    $ 1,039,904
Land improvements...........................................      35 years         1,785,161      1,785,161
Building....................................................    20 - 35 years      6,273,250      6,247,920
Equipment...................................................     2 - 10 years      4,213,678      4,076,277
Furniture and fixtures......................................     3 - 10 years      4,268,966      3,618,457
Leasehold improvements......................................     1 - 10 years     10,086,055      6,829,258
                                                                                 -----------    -----------
                                                                                  27,667,014     23,596,977
Less -- Accumulated depreciation and amortization...........                      (8,001,753)    (6,617,591)
                                                                                 -----------    -----------
                                                                                 $19,665,261    $16,979,386
                                                                                 -----------    -----------

Assets acquired under capital lease obligations with a cost of $487,548 are included in equipment as of January 30, 1999, and January 31, 1998. The accumulated depreciation related to these assets is $455,893 and $408,399 as of January 30, 1999, and January 31, 1998, respectively.

3. ACCRUED LIABILITIES:

Accrued liabilities consisted of the following as of January 30, 1999, and January 31, 1998:

                                                                JANUARY 30,    JANUARY 31,
                                                                   1999           1998
                                                                -----------    -----------
Accrued payroll, bonuses and severance costs................    $1,759,928     $1,206,621
Allowance for estimated merchandise returns.................     1,065,000        720,000
Other.......................................................       854,427        613,754
                                                                ----------     ----------
                                                                $3,679,355     $2,540,375
                                                                ----------     ----------

4. INCOME TAXES:

The Company's total income tax provision consisted of the following:

                                                              FISCAL YEAR ENDED   FISCAL YEAR ENDED   FISCAL YEAR ENDED
                                                                 JANUARY 30,         JANUARY 31,         FEBRUARY 1,
                                                                    1999                1998                1997
                                                              -----------------   -----------------   -----------------
Current:
  Federal...................................................     $5,080,000          $1,378,000          $1,434,000
  State.....................................................      1,352,000             362,000             368,000
Deferred:
  Federal...................................................       (462,000)             24,000            (404,000)
  State.....................................................       (126,000)              8,000            (111,000)
                                                              -------------       -------------       -------------
    Total income tax provision..............................     $5,844,000          $1,772,000          $1,287,000
                                                              -------------       -------------       -------------

The reconciliation of the income tax provision based on the U.S. statutory federal income tax rate (34 percent) to the Company's income tax provision is as follows:

                                                              FISCAL YEAR ENDED   FISCAL YEAR ENDED   FISCAL YEAR ENDED
                                                                 JANUARY 30,         JANUARY 31,         FEBRUARY 1,
                                                                    1999                1998                1997
                                                              -----------------   -----------------   -----------------
Tax expense at the statutory rate...........................     $5,094,000          $1,544,000          $1,094,000
State income tax expense, net of federal tax benefit........        769,000             225,000             176,000
Other.......................................................        (19,000)              3,000              17,000
                                                              -------------       -------------       -------------
  Total income tax provision................................     $5,844,000          $1,772,000          $1,287,000
                                                              -------------       -------------       -------------

                               CHICO'S FAS, INC.

                         NOTES TO FINANCIAL STATEMENTS

                                  (CONTINUED)

Deferred tax assets are recorded due to different carrying amounts for financial and income tax reporting purposes arising from cumulative temporary differences. These differences consisted of the following as of January 30, 1999, and January 31, 1998:

                                                                JANUARY 31,    JANUARY 31,
                                                                   1998           1998
                                                                -----------    -----------
Accruals and allowances.....................................    $1,480,000     $1,105,000
Inventories.................................................       828,000        786,000
Property and equipment......................................       243,000         43,000
Net operating loss carryforward.............................       117,000        146,000
                                                                ----------     ----------
                                                                 2,668,000      2,080,000
Less -- Valuation allowance.................................      (270,000)      (270,000)
                                                                ----------     ----------
                                                                $2,398,000     $1,810,000
                                                                ==========     ==========

Approximately $449,000 of a net operating loss for tax reporting purposes can be carried forward ratably for the six subsequent fiscal years following the fiscal year ended February 1, 1997. The remaining net operating loss carryforward was approximately $300,000 as of January 30, 1999.

5. DEBT AND LEASE OBLIGATIONS:

Debt and lease obligations consisted of the following as of January 30, 1999, and January 31, 1998:

                                                                JANUARY 30,    JANUARY 31,
                                                                   1999           1998
                                                                -----------    -----------
Line of credit (the Line), variable borrowing capability of
  up to $6 million, depending on inventory levels and the
  amount of outstanding commercial letters of credit (Note
  7), interest payable at prime (7.75% percent as of January
  30, 1999), secured by substantially all of the Company's
  assets other than land, land improvements and building,
  maturing in May 2000......................................    $       --     $       --
Mortgage note secured by a first priority mortgage on land,
  land improvements, building and certain equipment.........     5,365,500      5,437,500
Obligations under capital leases, imputed interest rate of
  5.9 percent, secured by equipment, varying monthly
  payments of principal and interest, maturing September
  1999......................................................        89,772        167,176
Deferred rent...............................................     1,567,293      1,350,315
                                                                ----------     ----------
     Total debt and lease obligations.......................     7,022,565      6,954,991
     Less -- Current portion................................      (309,520)      (251,762)
                                                                ----------     ----------
                                                                $6,713,045     $6,703,229
                                                                ==========     ==========

The mortgage note (the Mortgage Note) was financed with a bank, bearing interest at the bank's prime rate plus .5 percent. The Mortgage Note is payable in 84 monthly installments of $6,000, plus accrued interest, through January 2003, at which time the remaining principal balance is due. On October 14, 1997, an interest rate swap with a notional principal amount of approximately $5,400,000 as of January 30, 1999, and January 31, 1998, was effectuated, whereby the interest at the bank's prime rate plus .5 percent was exchanged for a fixed rate of 9 percent of the outstanding principal of the Mortgage Note. The Company incurred no additional costs associated with the interest rate swap; however, a termination fee would be assessed if the Mortgage Note is paid before January 2003.

                               CHICO'S FAS, INC.

                         NOTES TO FINANCIAL STATEMENTS

                                  (CONTINUED)

As of January 31, 1998, a $1,000,000 certificate of deposit (CD) was held at the bank to secure the Line. During the fiscal year ended January 30, 1999, the bank waived the CD requirement and the CD was redeemed.

As of January 30, 1999, the Line and Mortgage Note contained certain covenants requiring, among other things, approval of acquisitions of businesses and maintenance of specified tangible net worth, working capital, debt to equity and debt service coverage ratios. As of January 30, 1999, the Company was in compliance with all covenants under these agreements.

Deferred rent represents the difference between actual operating lease obligations due and operating lease expense, which is recorded by the Company on a straight-line basis over the terms of its leases.

Maturities of the Mortgage Note are as follows as of January 30, 1999:

FISCAL YEAR
ENDING                                                          AMOUNT
-----------                                                   ----------
2000........................................................  $   72,000
2001........................................................      72,000
2002........................................................      72,000
2003........................................................   5,149,500
                                                              ----------
                                                              $5,365,500
                                                              ==========

Future minimum lease payments under capital lease obligations are as follows as of January 30, 1999:

FISCAL YEAR
ENDING                                                         AMOUNT
-----------                                                   --------
2000........................................................  $112,918
Less -- Interest imputed at 5.9 percent.....................   (23,146)
                                                              --------
Present value of capital lease obligations..................  $ 89,772
                                                              ========

During the fiscal year ended February 1, 1997, capital lease obligations of $130,598 were incurred when the Company entered into leases for new equipment. In addition, existing capital lease obligations were refinanced to the terms shown above during the fiscal year ended February 1, 1997.

6. RELATED PARTY TRANSACTIONS:

All officers have entered into agreements with the Company which provide for base salaries, annual bonuses or consulting fees, and certain severance benefits in the event that their employment is terminated by the Company "without cause" or by such officer or director following a "change of control."

7. COMMITMENTS AND CONTINGENCIES:

The Company leases retail store space and various office equipment under operating leases expiring in various years through 2012. Certain of the leases provide that the Company may cancel the lease if the Company's retail sales at that location fall below an established level, while certain leases provide for additional rent payments to be made when sales exceed a base amount. Certain operating leases provide for renewal options for periods from three to five years at their fair rental value at the time of renewal. In the normal course of business, operating leases are generally renewed or replaced by other leases.

                               CHICO'S FAS, INC.

                         NOTES TO FINANCIAL STATEMENTS

                                  (CONTINUED)

Minimum future rental payments under noncancellable operating leases (exclusive of common area maintenance charges and/or contingent rental payments based on sales) as of January 30, 1999, were as follows:

FISCAL YEAR
ENDING                                                          AMOUNT
-----------                                                   -----------
2000........................................................  $ 8,361,959
2001........................................................    8,089,959
2002........................................................    7,313,208
2003........................................................    6,151,876
2004........................................................    5,023,492
Thereafter..................................................   11,473,798
                                                              -----------
                                                              $46,414,292
                                                              ===========

For the fiscal years ended January 30, 1999, January 31, 1998, and February 1, 1997, total rent expense under the Company's operating leases was $11,332,480, $9,728,207, and $8,624,193, respectively, including common area maintenance charges of $1,480,176, $1,328,466, and $1,252,635, other rental charges of
$1,637,276, $1,469,512, and $1,296,100, and contingent rental expense of
$425,859, $140,523, and $81,674, based on sales, respectively.

At January 30, 1999, the Company had $2,899,419 in commercial letters of credit outstanding, which have arisen in the normal course of business due to foreign purchase commitments. The commercial letters of credit are secured by the same assets as the Line (see Note 5).

The Company is involved in claims and actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the financial position of the Company.

8. STOCK OPTION PLANS AND CAPITAL STOCK TRANSACTIONS:

1992 STOCK OPTION PLAN

During fiscal year 1992, the Company adopted a stock option plan (the 1992
Plan), which reserved 548,800 shares of common stock for future issuance under the 1992 Plan to eligible employees of the Company. The per share exercise price of each stock option is not less than the fair market value of the stock on the date of grant or, in the case of an employee owning more than 10 percent of the outstanding stock of the Company and to the extent incentive stock options, as opposed to nonqualified stock options, are issued, the price is not less than 110 percent of such fair market value. Also, the aggregate fair market value of the stock with respect to which incentive stock options are exercisable for the first time by an employee in any calendar year may not exceed $100,000. As of January 30, 1999, 227,529 nonqualified options were outstanding and 320,569 had been exercised under the 1992 Plan.

1993 STOCK OPTION PLAN

During fiscal year 1993, the Company adopted a stock option plan (the 1993
Plan), which reserved 680,000 shares of common stock for future issuance under the 1993 Plan to eligible employees of the Company. The terms of the 1993 Plan are the same as the 1992 Plan. As of January 30, 1999, 464,124 nonqualified options were outstanding and 125,488 had been exercised under the 1993 Plan.

                               CHICO'S FAS, INC.

                         NOTES TO FINANCIAL STATEMENTS

                                  (CONTINUED)

OTHER STOCK OPTIONS

Since 1993, four independent directors of the Company have been granted a total of 197,000 nonqualified options at exercise prices ranging from $3.25 to $12.81. As of January 30, 1999, 111,000 nonqualified options were outstanding and 86,000 had been exercised. In October 1998, the Board of Directors (the Board) approved a stock option plan (the Independent Directors' Plan), subject to stockholder approval, which reserved 150,000 shares of common stock for future issuance to eligible independent directors of the Company. As of January 30, 1999, no shares had been granted under the Independent Directors' Plan.

AGGREGATE STOCK OPTION ACTIVITY

As of January 30, 1999, 802,653 nonqualified options were outstanding at a weighted average exercise price of $6.04 per share, and 241,090 remained available for future grants. Of the options outstanding, 432,693 options were immediately exercisable. The Company recognized no compensation expense for these options.

Stock option activity for the fiscal years ended January 30, 1999, January 31, 1998, and February 1, 1997, was as follows:

                                            FISCAL YEAR ENDED      FISCAL YEAR ENDED      FISCAL YEAR ENDED
                                             JANUARY 30, 1999       JANUARY 31, 1998      FEBRUARY 1, 1997
                                           --------------------   --------------------   -------------------
                                                      WEIGHTED-              WEIGHTED-             WEIGHTED-
                                            NUMBER     AVERAGE     NUMBER     AVERAGE    NUMBER     AVERAGE
                                              OF      EXERCISE       OF      EXERCISE      OF      EXERCISE
                                           OPTIONS      PRICE     OPTIONS      PRICE     OPTIONS     PRICE
                                           --------   ---------   --------   ---------   -------   ---------
Outstanding, beginning of period.........   977,777     $5.14      971,206     $5.97     825,850     $5.74
  Granted................................   195,750      8.99      354,700      3.36     319,200      6.97
  Exercised..............................  (346,924)     5.27     (105,931)     4.15     (78,752)     4.33
  Canceled or expired....................   (23,950)     4.92     (242,198)     6.42     (95,092)     8.85
                                           --------               --------               -------
Outstanding, end of period...............   802,653     $6.04      977,777     $5.14     971,206     $5.97
                                           ========               ========               =======
Options vested, end of period............   432,693     $6.09      537,637     $5.84     534,789     $5.59

The following table summarizes information about stock options as of January 30, 1999:

                                               OPTIONS OUTSTANDING                       OPTIONS VESTED
                                   --------------------------------------------      ----------------------
                                                     WEIGHTED-
                                                      AVERAGE         WEIGHTED-                   WEIGHTED-
                                                     REMAINING         AVERAGE                     AVERAGE
          RANGES OF                  NUMBER         CONTRACTUAL       EXERCISE       NUMBER       EXERCISE
       EXERCISE PRICES             OUTSTANDING      LIFE (YEARS)        PRICE        VESTED         PRICE
-----------------------------      -----------      ------------      ---------      -------      ---------
$ 3.25-$ 6.50                        482,953            7.20           $ 4.11        292,544        $4.64
$ 6.75-$12.81                        317,700            7.60             8.86        140,149         9.10
$23.06-$26.25                          2,000            9.90            25.45             --           --
                                     -------            ----           ------        -------        -----
                                     802,653            7.48           $ 6.04        432,693        $6.09
                                     =======            ====           ======        =======        =====

CAPITAL STOCK TRANSACTIONS

The Board adopted a noncompensatory employee stock purchase plan (ESPP), which became effective upon the consummation of the Company's initial public offering on April 1, 1993, and was amended on December 18, 1993 and October 9, 1998, covering an aggregate of 210,000 shares of common stock. Under the ESPP, all employees are given the right to purchase up to 600 shares of the common stock of

                               CHICO'S FAS, INC.

                         NOTES TO FINANCIAL STATEMENTS

                                  (CONTINUED)

the Company two times a year at a price equal to 85 percent of the value of the stock immediately prior to the beginning of each exercise period. For the fiscal years ended January 30, 1999, January 31, 1998, and February 1, 1997, 34,775, 21,268, and 22,868, respectively, were purchased under the ESPP. The Company recognized no compensation expense for the issuance of these shares.

SFAS NO. 123, "ACCOUNTING FOR STOCK-BASED COMPENSATION"

     The Company accounts for its stock-based compensation plans under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), under which no compensation expense has been recognized. The FASB later issued SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS 123). SFAS 123 allows companies to continue following the accounting guidance of APB 25, but requires pro forma disclosure of net income and EPS for the effects on compensation expense had the accounting guidance of SFAS 123 been adopted. The pro forma disclosures are required only for options granted in fiscal years that begin after December 15, 1994.

     The Company adopted SFAS 123 for disclosure purposes in 1996. For SFAS 123 purposes, the fair value of each option granted has been estimated as of the grant date using the Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 6.3 percent as of January 30, 1999, and January 31, 1998, and 6.2 percent for the fiscal year ended February 1, 1997, expected life of seven years, no expected dividends, and expected volatility of 75 percent. The weighted average fair value of options granted during the fiscal years ended January 30, 1999, January 31, 1998 and February 1, 1997, was $9.05, $3.16, and $5.21, respectively. Options granted under the 1992 Plan and 1993 Plan vest ratably over three years. All other options were either immediately exercisable or vested ratably over three years. The term of all options granted is 10 years. Had compensation expense been determined consistent with SFAS 123, utilizing the assumptions detailed above, the Company's net income and net income per common and common equivalent shares outstanding would have been changed to the following pro forma amounts for the fiscal years ended January 30, 1999, January 31, 1998, and February 1, 1997:

                                                                FISCAL YEAR    FISCAL YEAR    FISCAL YEAR
                                                                   ENDED          ENDED          ENDED
                                                                JANUARY 30,    JANUARY 31,    FEBRUARY 1,
                                                                   1999           1998           1997
                                                                -----------    -----------    -----------
Net income:
  As reported...............................................    $9,139,108     $2,770,016     $1,930,553
  Pro forma.................................................     8,443,686      2,218,609      1,539,000
Net income per common share -- Basic:
  As reported...............................................    $     1.12     $      .35     $      .25
  Pro forma.................................................          1.01            .28            .20
Net income per common and common equivalent
  share -- Diluted:
  As reported...............................................    $     1.07     $      .34     $      .24
  Pro forma.................................................           .96            .28            .19

Because the SFAS 123 method of accounting has not been applied to options granted prior to January 2, 1995, the resulting pro forma compensation expense may not be representative of that to be expected in future years.

9. PROFIT SHARING PLAN:

In fiscal year 1992, the Company adopted a defined contribution profit sharing plan (the Plan) covering substantially all employees. Employees' rights to Company-contributed benefits vest over two to six years of service, as specified in the Plan. For the fiscal years ended January 30, 1999, January 31, 1998,

                               CHICO'S FAS, INC.

                         NOTES TO FINANCIAL STATEMENTS

                                  (CONTINUED)

and February 1, 1997, the Company's profit sharing expense was approximately $471,000, $280,000 and $185,000, respectively.

Effective as of January 1, 1999, the Company amended the Plan to incorporate a 401(k) savings plan feature (the 401(k)) into the Plan. Under the 401(k), employees may contribute up to 20 percent of their annual compensation, subject to certain statutory limitations. The Company matches employee contributions at 33 1/3 percent up to 6 percent of the employees' contributions. The Company contributions to the 401(k) vest ratably over two to six years of service, as specified in the Plan. The Company matching contributions related to the 401(k) totaled approximately $16,000 for the one-month period ended January 30, 1999.

10. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED):

                                                                                               NET INCOME (LOSS) PER
                               NET          GROSS        INCOME     NET INCOME (LOSS) PER        COMMON AND COMMON
                              SALES        PROFIT        (LOSS)     COMMON SHARE -- BASIC   EQUIVALENT SHARE -- DILUTED
                           -----------   -----------   ----------   ---------------------   ---------------------------
Fiscal year ended
    February 1, 1997:
      First quarter......  $17,302,552   $ 9,862,647   $1,080,368           $ .14                      $ .14
      Second quarter.....   16,073,289    10,080,421      940,998             .12                        .12
      Third quarter......   15,727,262     9,368,363      655,964             .08                        .08
      Fourth quarter.....   14,969,502     8,048,699     (746,777)           (.09)                      (.09)
Fiscal year ended
    January 31, 1998:
      First quarter......  $18,719,797   $10,603,437   $1,002,456           $ .13                      $ .13
      Second quarter.....   20,080,574    10,918,044      967,556             .12                        .12
      Third quarter......   18,923,374    10,884,187      955,532             .12                        .12
      Fourth quarter.....   17,615,407     9,693,322     (155,528)           (.02)                      (.02)
Fiscal year ended
    January 30, 1999:
      First quarter......  $25,895,908   $15,126,755   $2,328,505           $ .29                      $ .28
      Second quarter.....   27,358,542    16,346,471    2,713,082             .34                        .32
      Third quarter......   26,754,149    15,713,456    2,371,442             .29                        .28
      Fourth quarter.....   26,732,994    15,358,485    1,726,079             .21                        .20


        ALABAMA                    Santa Ana                  Union Station
       Birmingham                  Main Place                  202-289-4547
       The Summit                 714-558-2909
      205-298-0440                                               FLORIDA
                                 Santa Barbara                 Boca Raton
         Foley                    Paseo Nuevo                  Boca Center
 Riviera Centre Factory           805-568-0039                 561-392-7181
      Outlet Shops
      334-943-2321                Santa Monica                 Mizner Park
                                 Montana Avenue                561-361-9969
        ARIZONA                   310-394-2481
       Scottsdale                                             Bonita Springs
The Borgata of Scottsdale           Sonoma                    The Promenade
      602-483-8654             Sonoma Court Shops              941-948-2288
                                  707-933-0100
       CALIFORNIA                                                 Brandon
         Carmel                     Vacaville               Brandon Town Center
      Carmel Plaza        Factory Stores at Nut Tree II        813-689-7231
      831-622-9618                707-453-1336
                                                                  Captiva
        Del Mar                     Valencia                   two locations:
      Del Mar Plaza            Valencia Town Center           Chadwick Square
      619-792-7080                805-284-1289                 941-472-4426
                                                               941-472-6101
         Encino                  Walnut Creek
      Encino Place              Broadway Plaza                    Destin
      818-990-2519                925-906-0604              The Marketplace at
                                                                 SanDestin
         Fresno                    COLORADO                    850-837-1358
   Fig Garden Village               Boulder
      559-229-3596             Pearl Street Mall                  Estero
                                  303-449-3381                Miromar Outlet
        La Jolla                                               941-949-2252
      Girard Avenue                Castle Rock
      619-456-6273          Castle Rock Factory Shops         Fort Lauderdale
                                  303-688-2950                 The Galleria
     Prospect Street                                           954-561-7527
      619-456-9226                   Denver
                               Cherry Creek North               Fort Myers
      Laguna Beach                303-377-6501               Bell Tower Shops
      Forest Avenue                                            941-482-2831
      949-494-0858                CONNECTICUT
                                      Avon                       Key West
       Palm Desert             Shops at Riverpark              Duval Street
El Paseo Collection North         860-674-8919                 305-296-6685
      760-779-1079
                                   Glastonbury                    Miami
        Pasadena                 Somerset Square              Aventura Mall
West Colorado Boulevard           860-657-4737                 305-933-0960
      626-793-5519
                                     Mystic                      The Falls
       Pleasanton                  Main Street                 305-259-0047
     Stoneridge Mall              860-572-8530
      925-598-0010                                       The Shops at Sunset Place
                                   Ridgefield                  305-662-2821
       Sacramento                  Main Street
     The Pavillions               203-431-0692                 Miami Beach
      916-567-1894                                             Lincoln Road
                                    Stamford                   305-604-3936
      San Diego               Stamford Towne Center
 University Towne Centre          203-358-8846                    Naples
     619-457-3180                                           Fifth Avenue South
                                 West Hartford                 941-643-3148
     San Francisco             Farmington Avenue
     San Francisco                860-523-1894          The Village on Venetian Bay
    Shopping Center                                            941-261-0253
     415-495-2748                 DISTRICT OF
                                   COLUMBIA                  Waterside Shops
  Stonestown Galleria             Georgetown                  941-592-1108
     415-664-8376                M Street NW
                                 202-338-5723                   Orlando
                                                             The Crossroads
                                                              407-827-1090


         The Pointe                      Skokie
        407-352-4780               Old Orchard Center
                                      847-673-5837
     Palm Beach Gardens
        The Gardens                      Wheaton
        561-627-1460               Wheaton Town Square
                                      630-653-4600
          Sanibel
      Palm Ridge Plaza                  INDIANA
        941-472-3773                  Indianapolis
                                      Fashion Mall
      Periwinkle Place                317-848-2676
        941-472-0202
                                     Michigan City
         Sarasota                      The Works
       Southgate Plaza                219-872-8699
        941-957-6426
                                        KANSAS
     St. Armands Circle                 Leawood
        two locations:             Town Center Plaza
        941-388-2926                  913-498-8284
        941-388-1393
                                       KENTUCKY
        St. Augustine                 Louisville
St. Augustine Outlet Center        Mall St. Matthews
        904-823-3669                  502-896-6459

           Stuart                      LOUISIANA
      Harbour Bay Plaza               Mandeville
       561-283-3447                   The Village
                                      504-624-9459
           Tampa
  Citrus Park Town Center              New Orleans
       813-926-6536            Jackson Brewery Marketplace
                                      504-568-9783
    Old Hyde Park Village
        813-254-4575             Riverwalk Marketplace
                                      504-568-1201
         Winterpark
      Park Avenue North                MARYLAND
        407-645-0010                   Annapolis
                                      Market Space
          GEORGIA                     410-216-9251
          Atlanta
         Park Place                     Bethesda
       770-673-0813                  Norfolk Avenue
                                      301-718-2539
        Phipps Plaza
        404-233-0603                   Columbia
          ILLINOIS               The Mall in Columbia
          Chicago                    410-964-1904
     Water Tower Place
         312-943-2442                  Potomac
                                      River Road
       Rush Street                   301-765-8985
      312-944-8832
                                     MASSACHUSETTS
          Gurnee                        Boston
   Gurnee Mills Outlet             Prudential Center
        847-855-0110                 617-247-3771

        Naperville                    Burlington
       W. Jefferson                 Burlington Mall
        630-579-4207                 781-270-1020

        Northbrook                  Chestnut Hill
     Northbrook Court         The Mall at Chestnut Hill
       847-272-9881                  617-964-3365

       Schaumburg
Woodfield Shopping Center
       847-413-8233

                                                                                           Chico's Store Directory



         Natick                          Princeton                         Cincinnati                    TENNESSEE
       Natick Mall                 Market Fair at Marketplace         Kenwood Towne Centre              Chattanooga
       508-650-5895                     609-452-0089                      513-792-9750              Warehouse Row Outlet
                                        Palmer Square                                                   423-267-4481
         MICHIGAN                       609-921-7086                       Cleveland
         Petoskey                                                        The Avenue at                   Germantown
     Gas Light Direct                    Short Hills                   Tower City Center             Saddle Creek South
       616-347-2999                The Mall at Short Hills                216-566-0631                  901-754-1670
                                        973-258-9392
           Troy                                                             Columbus                     Knoxville
Somerset Collection North                Shrewsbury                     West Lane Avenue               West Town Mall
       248-816-1669               The Grove at Shrewsbury                 614-488-7237                  423-694-8388
                                        732-758-0047
     West Bloomfield                                                    Worthington Mall                 Nashville
      The Boardwalk                       Westfield                       614-846-4706                 Grace's Plaza
       248-932-5715                   East Broad Street                                                 615-292-0902
                                         908-301-1737                      Rocky River
        MINNESOTA                                                    Beachcliff Market Square             TEXAS
       Bloomington                        Westwood                        440-895-9261                    Austin
     Mall of America                   Westwood Avenue                                                 The Arboretum
       612-851-0882                      201-263-0273                       Woodmere                    512-346-3163
                                                                        Eton Collection
          Edina                           NEW MEXICO                      216-292-3560                 Highland Mall
      France Avenue                        Santa Fe                                                     512-450-1079
       612-925-5474                    Guadalupe Station                     OREGON
                                         505-984-1132                       Portland                       Dallas
         St. Paul                                                          NW Westover                 Inwood Village
       Grand Avenue                      Palace Court                     503-227-5649                  214-350-1735
       651-227-5819                      505-984-3134
                                                                          PENNSLYVANIA              Southlake Town Square
         Wayzata                      West Marcy Street                      Ardmore                    817-251-8797
     East Lake Street                    505-989-7702                    Suburban Square
       612-476-1812                                                       610-645-0999                   Fort Worth
                                          NEW YORK                                                       Hulen Mall
     White Bear Lake                       Albany                        King of Prussia                817-370-6220
      Fourth Street                    Crossgates Mall             The Court at King of Prussia
       651-407-2579                      518-464-9616                     610-878-9390                    Houston
                                                                                                       Baybrook Mall
         Woodbury                        Long Island                        Manayunk                    281-286-5490
     Tamarack Village                    Southampton                       Main Street
       612-501-2000                      516-287-9081                     215-482-3536             Champions Forest Plaza
                                                                                                        281-444-8420
        MISSOURI                             Rye                           Pittsburgh
       Kansas City                     Purchase Street                 Fifth Avenue Place            River Oaks Center
    Country Club Plaza                   914-925-2503                     412-471-6556                  713-524-4787
       816-931-3777
                                         Stony Brook               The Galleria at Southpointe         Village Arcade
         St. Louis                   Stony Brook Village                  412-571-0122                 Shopping Center
    St. Louis Galleria                   516-689-6426                                                   713-527-8220
       314-725-9099                                                       RHODE ISLAND
                                        White Plains                        Cranston                    San Antonio
         NEBRASKA                   The Westchester Mall               Garden City Center           Alamo Quarry Market
          Omaha                         914-328-2628                      401-946-0450                  210-828-1718
    One Pacific Place
       402-391-2771                       Woodbury                           Newport                 Huebner Oaks Center
                                      Woodbury Commons                    Thames Street                 210-558-7690
         NEVADA                       Shopping Center                     401-849-8286
        Las Vegas                       516-692-5098                                                  The Rivercenter
    Fashion Show Mall                                                    SOUTH CAROLINA                 210-227-5954
       702-791-3661                    NORTH CAROLINA                      Charleston
                                         Charlotte                        The Shops at                      UTAH
        NEW JERSEY                     SouthPark Mall                   Charleston Place                    Provo
        Hackensack                      704-365-1005                      843-937-8218               Shops at Riverwoods
     Riverside Square                                                                                   801-802-7917
       201-525-1893                       Raleigh                         Hilton Head
                                    Crabtree Valley Mall                 Coligny Plaza                  Salt Lake City
         Paramus                        919-571-0109                      843-686-6300                Crossroads Plaza
       Paramus Park                                                                                     801-328-2424
       201-262-1844                        OHIO                       Mall at Shelter Cove
                                         Beachwood                        843-785-4780                    VERMONT
                                    Beachwood Place Mall                                                 Burlington
                                        216-831-6030                                                    Church Street
                                                                                                        802-860-1499


         VIRGINIA
        Alexandria
        King Street
       703-535-1050

       Charlottesville
        Barracks Road
       Shopping Center
        804-295-4085

          Fairfax
         Fair Oaks
        703-352-3698

          Norfolk
      MacArthur Center
        757-627-4460

           Reston
     Reston Town Center
        703-925-0856

         WASHINGTON
          Bellevue
       Bellevue Square
        425-454-4654

          Redmond
    Redmond Town Center
        425-869-1875

          Seattle
       Pacific Place
        206-624-5549

          WYOMING
          Jackson
      Crabtree Corner
        307-734-9141


        COMING SOON:
       Brea, CA ~ May
   Birch Street Promenade
    Los Gatos, CA ~ May
   Old Town at Los Gatos
    Chicago, IL ~ June
      Halsted Road
West Palm Beach, FL ~ June
     Clematis Street
    Columbus, OH ~ June
    Easton Town Center
   Atlanta, GA ~ August
    Avenue at East Cobb
   Marlton, NJ ~ October
      Marlton Square

      VISIT US ONLINE
      www.chicos.com

                              REPORTS ON FORM 10-K


A copy of the Company's annual report to the Securities and Exchange Commission on Form 10-K will be sent to any shareholder without charge upon written request to Investor Relations at the current
                   mailing address or website address below:

                               Chico's FAS, Inc.
                              11215 Metro Parkway
                           Fort Myers, Florida 33912
                            Website: www.chicos.com

                                       *

                         Transfer Agent and Registrar:
                       The Registrar and Transfer Company
                               10 Commerce Drive
                        Cranford, New Jersey 07016-3572

                                 Legal Counsel:
          Trenam, Kemker, Scharf, Barkin, Frye, O'Neill & Mullis, P.A.
                                 Tampa, Florida

                   Independent Certified Public Accountants:
                              Arthur Andersen LLP
                                 Tampa, Florida

                                       *

                         Annual Shareholders' Meeting:
                       Tuesday, June 8, 1999 at 2:00 p.m.
                               South Seas Resort
                                Captiva, Florida


                              CHICO'S(R) FAS, Inc.


         Executive Officers                                            Directors
                ***                                                       ***

         Marvin J. Gralnick                                       Marvin J. Gralnick
       Chief Executive Officer                                   Chairman of the Board
           President

                                                                  Helene B. Gralnick
         Helene B. Gralnick                           Senior Vice President - Design & Concept
Senior Vice President - Design & Concept

                                                                   Charles J. Kleman
        Charles J. Kleman                                       Chief Financial Officer
      Chief Financial Officer                             Executive Vice President - Finance
Executive Vice President - Finance                              Secretary/Treasurer
      Secretary/Treasurer

                                                                    Verna K. Gibson
       Scott A. Edmonds                                        Partner-Retail Options, Inc.
Senior Vice President - Operations
      Assistant Secretary                                             Ross E. Roeder
                                                 Chairman and Chief Executive Officer - Smart & Final, Inc.

                                                                   John W. Burden
                                                                 Retailing Consultant

                 [PICTURE - INSIDE BACK COVER OF ANNUAL REPORT]

                    [PICTURE - BACK COVER OF ANNUAL REPORT]