Form 10-K, Exhibit 13
period 2000-01-29
CHICOS FAS INC
filed 2000-04-25
CIK 897429

[CHICO'S LOGO)


                              FINANCIAL HIGHLIGHTS


                                                    ONE        PRO FORMA
                                                   MONTH      FISCAL YEAR
                                  FISCAL YEAR      PERIOD        ENDED                      FISCAL YEAR ENDED
                                     ENDED         ENDING     (UNAUDITED) ------------------------------------------------------
                                 DECEMBER 31,   JANUARY 28,   JANUARY 28,  FEBRUARY 1,   JANUARY 31,   JANUARY 30,   JANUARY 29,
                                     1995         1996 (1)     1996 (1)      1997 (1)        1998         1999,         2000
                                  (52 WEEKS)     (4 WEEKS)    (52 WEEKS)    (53 WEEKS)    (52 WEEKS)    (52 WEEKS)   (52 WEEKS)
                                -------------- ------------- ------------ ------------- ------------- ------------- ------------
                                                          (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA:
 Net Sales ....................    $ 60,343       $ 3,747      $ 60,763     $ 64,763      $ 75,339      $ 106,742    $ 155,002
 Income (loss) from
  Operations ..................       3,485          (524)        3,437        3,622         4,914         15,134       24,806
 Net Income (loss) ............       1,704          (338)        1,676        1,931         2,770          9,139       15,489
 Basic Earnings (loss) Per
  Share (2) ...................        0.11         (0.02)         0.11         0.12          0.18           0.56         0.91
 Diluted Earnings (loss)
  Per Share (2) ...............        0.11         (0.02)         0.10         0.12          0.17           0.54         0.88
OPERATING DATA :
 Total Assets .................    $ 27,009                    $ 27,681     $ 31,248      $ 34,472      $  49,000    $  70,316
 Long-Term Debt ...............       5,896                       7,231        7,008         6,703          6,713        6,839
 Stockholder's Equity .........      15,959                      15,621       18,021        21,456         34,303       52,641
 # of Stores (at end of period):
  Company-owned ...............         111                         111          123           132            154          191
  Franchised ..................          12                          12           10             9              8            9
                                   ---------     ---------     ---------    ---------     ---------     ----------   ----------
TOTAL .........................         123                         123          133           141            162          200
                                   =========     =========     =========    =========     =========     ==========   ==========

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


(2) Restated to give retroactive effect for the 2 for 1 stock split payable in January 2000.



                                     INDEX

                            7     Management's Discussion & Analysis
                           14     Stock Information
                           15     Financial Statements
                           31     Executive Officers/Directors
                           32     Store Listing

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS


GENERAL

     Since the Company opened its first store in 1983 principally selling folk art, its retail store system, now selling principally women's apparel, has grown to 200 stores as of January 29, 2000 (fiscal 2000), of which 191 are Company-owned stores and nine are franchised stores. Since fiscal 1989, the Company has de-emphasized the granting of new franchises as a strategy for growth and, at the same time, has been expanding its store base by opening Company-owned stores. Where possible and practical, the Company has also acquired stores from its franchisees. Since the beginning of fiscal 1995, the Company has acquired nine stores from franchisees and opened 97 new Company-owned stores, and one franchisee has opened two new franchised stores in this period. Of these new Company-owned stores, 40 were opened in fiscal 2000, 22 were opened in fiscal 1999, 14 were opened in fiscal 1998, 13 were opened in fiscal 1997 and 8 were opened in the pro forma fiscal year ended January 28, 1996. During this same time period, the Company closed nine Company-owned stores and one franchised store also closed. The Company plans to open a minimum of 45 new Company-owned stores in the fiscal year ending February 3, 2001 (fiscal 2001). In addition, the Company is evaluating certain existing Company-owned store locations, including stores with leases coming up for renewal, and is considering the possibility of closing between one and three existing Company-owned stores in fiscal 2001.


RESULTS OF OPERATIONS


     The following table sets forth, for each of the respective periods indicated, certain operating statement data and the percentage of the Company's net sales represented by each line item presented.



                                                                    FISCAL YEAR ENDED (000'S)
                                            -------------------------------------------------------------------------
                                             JANUARY 31,              JANUARY 30,              JANUARY 29,
                                                 1998                     1999                    2000
                                              (52 WEEKS)       %       (52 WEEKS)       %      (52 WEEKS)       %
                                            ------------- ---------- ------------- ---------- ------------ ----------
Net sales by company stores ...............    $73,597        97.7%     $104,981       98.4%    $152,474       98.4%
Net sales to franchisees ..................      1,742         2.3         1,761        1.6        2,528        1.6
                                               -------       -----      --------      -----     --------      -----
 Net sales ................................     75,339       100.0       106,742      100.0      155,002      100.0
Cost of goods sold ........................     33,240        44.1        44,197       41.4       64,950       41.9
                                               -------       -----      --------      -----     --------      -----
 Gross profit .............................     42,099        55.9        62,545       58.6       90,052       58.1
General, administrative and store operating
 expenses .................................     37,185        49.4        47,411       44.4       65,246       42.1
                                               -------       -----      --------      -----     --------      -----
 Income from operations ...................      4,914         6.5        15,134       14.2       24,806       16.0
Interest expense, net .....................        372          .5           151         .2          177         .1
                                               -------       -----      --------      -----     --------      -----
 Income before taxes ......................      4,542         6.0        14,983       14.0       24,983       16.1
Provision for income taxes ................      1,772         2.3         5,844        5.4        9,494        6.1
                                               -------       -----      --------      -----     --------      -----
 Net income ...............................    $ 2,770         3.7%     $  9,139        8.6%    $ 15,489       10.0%
                                               =======       =====      ========      =====     ========      =====

FIFTY-TWO WEEKS ENDED JANUARY 29, 2000 COMPARED TO THE FIFTY-TWO WEEKS ENDED JANUARY 30, 1999


     NET SALES. Net sales by Company-owned stores for the fifty-two weeks ended January 29, 2000 (fiscal 2000) increased by $47.5 million, or 45.2%, over net sales by Company-owned stores for the comparable fifty-two weeks ended January 30, 1999 (fiscal 1999). The increase was the result of a comparable Company store net sales increase of $23.7 million and $23.8 million additional sales from

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS (CONTINUED)


the new (or reacquired) stores not yet included in the Company's comparable store base, net of sales of $2.3 million from five stores closed in fiscal 1999 and fiscal 2000 and exclusive of special liquidation sales.


     Net sales to franchisees for fiscal 2000 increased by approximately $768,000 or 43.6% compared to net sales to franchisees for fiscal 1999. The increase in net sales to franchisees primarily reflects increased sales to franchisees due to the opening of two additional franchised locations (one each in fiscal 1999 and fiscal 2000) by an existing franchisee and by a net increase in purchases by the other franchised stores.


     GROSS PROFIT. Gross profit for fiscal 2000 was $90.1 million, or 58.1% of net sales, compared with $62.5 million, or 58.6% of net sales, for fiscal 1999. The decrease in the gross profit percentage primarily resulted from additional promotional activities and entitlement to discounts including those associated with expanding the Company's frequent shopper club (the "Passport Club") which was relaunched in the first quarter of this year. To a lesser degree, the decrease was the result of the mix of product which generally included a lower average initial mark-up.


     GENERAL, ADMINISTRATIVE AND STORE OPERATING EXPENSES. General, administrative and store operating expenses increased to $65.2 million, or 42.1% of net sales, in fiscal 2000 from $47.4 million, or 44.4% of net sales, in fiscal 1999. The increase in general, administrative and store operating expenses was, for the most part, the result of increases in store operating expenses, including store compensation, occupancy and other costs associated with additional store openings. The decrease in these expenses as a percentage of net sales was principally due to direct store and non-store general and administrative costs, which decreased as a percentage of net sales due to leverage associated with the 23.3% comparable Company store net sales increase. This decrease was partially offset by a .7% increase in marketing and promotion costs.


     INTEREST INCOME, NET. The Company had net interest income during fiscal 2000 of approximately $177,000 versus net interest expense of approximately $151,000 in the prior period. The improvement to net interest income from net interest expense was primarily a result of increased interest earnings during fiscal 2000 resulting from the Company's increased overall cash position, as well as improved yields related to its investments in marketable securities.


     NET INCOME. As a result of the factors discussed above, net income reflects an increase of 69.5% to $15.5 million in fiscal 2000 from net income of $9.1 million in the prior period. The income tax provision represented an effective rate of 38.0% for the current period and 39.0% in the prior period. The decrease in the income tax rate is attributable to a decrease in the effective state income tax rate associated with certain restructurings of the Company's operations, net of a Federal income tax rate increase due to higher earnings.


FIFTY-TWO WEEKS ENDED JANUARY 30, 1999 COMPARED TO THE FIFTY-TWO WEEKS ENDED JANUARY 31, 1998.

     NET SALES. Net sales by Company-owned stores for the fifty-two weeks ended January 30, 1999 (fiscal 1999) increased by $31.3 million, or 42.6%, over net sales by Company-owned stores for the comparable fifty-two weeks ended January 31, 1998 (fiscal 1998). The increase was the result of a

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS (CONTINUED)


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


     GROSS PROFIT. Gross profit for fiscal 1999 was $62.5 million, or 58.6% of net sales, compared with $42.1 million, or 55.9% of net sales, for fiscal 1998. The increase in the gross profit percentage primarily resulted from merchandise planning and distribution costs which decreased by 1% of net sales as a result of leverage associated with the Company's 30.3% comparable Company store net sales increase for fiscal 1999, and higher margins in its front-line stores as a result of fewer and less aggressive markdowns believed to be attributable to the Company's refocusing of its product development departments as described more fully below under the heading "Comparable Company-Owned Store Net Sales." To a lesser degree, this increase in the gross profit percentage was due to decreased shipping costs to the Company's stores because of a change in common carriers, offset by an increase in inventory reserves for merchandise intended for liquidation.


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


COMPARABLE COMPANY-OWNED STORE NET SALES


     Comparable Company-owned store net sales increased by 23.3% for the fifty-two weeks ended January 29, 2000 when compared to the comparable fifty-two weeks of the previous period.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS (CONTINUED)


Comparable Company-owned store net sales data is calculated based on the change in net sales of currently open Company-owned stores that have been operated as a Company store for at least thirteen months.


     The Company believes that the increase in comparable Company-owned store net sales resulted from a refocusing of the Company's product development; merchandise planning and buying departments on Chico's target customer. The Company also believes that the look, fit, timing of receipts and pricing policy (including markdowns) of the Company's product were in line with the refocusing effort and that the increase in comparable store sales was fueled by the launch in February of 1999 of a new and modified "Passport Club" program. This new "Passport Club" program allows the Company to track customer sales at the SKU level through the use of newly licensed software, allows for mailings to separate niches of customers and offers discounts and other benefits for increased frequent shopping. The launch of the "Passport Club" resulted in increased direct mailings and a larger database of existing customers for such mailings. To a lesser degree, the Company believes the increase was due to increased store-level training efforts associated with the Company's training programs, continuing sales associated with several styles of clothing produced from a group of fabrics newly introduced by the Company beginning in the fourth quarter of fiscal 1998, and the increases were further fueled by a limited national magazine advertising program done for the first time in the fourth quarter of fiscal 2000. Clothing, which utilizes the newly introduced group of fabrics, represented approximately 27% of net apparel sales in fiscal 2000, compared to approximately 21% of net apparel sales in 1999.


     The "Passport Club", which had approximately 25,000 members accounting for approximately 10% of sales in February 1999, has over 100,000 members which currently account for 45-49% of sales. The club offers a 5% discount on all future purchases after the customer has spent an aggregate of $500 at Chico's. In addition, the Company has over 300,000 "temporary" members who have signed up to join the club, but have not yet spent the required $500 to become a permanent member. The temporary members account for over 30% of sales and do not yet qualify for the 5% discount. The Company offers the substantial discount because it believes the Passport members shop more frequently and spend more on each transaction than do the non-passport members. The Company further believes the Passport Club, combined with national magazine advertising, is adding significant incremental sales to its stores, promoting its brand name and developing a loyal customer base.


     The following table sets forth for each of the four quarters of fiscal 2000, 1999 and 1998, the percentage change in comparable store net sales at Company-owned stores from the previous period:



                                                        FISCAL QUARTERS
                                 --------------------------------------------------------------
                                  FULL YEAR      1ST QTR      2ND QTR     3RD QTR      4TH QTR
                                 -----------   -----------   ---------   ---------   ----------
   Fiscal year ended 1/29/00     23.3%          22.6%        17.2%       26.9%       26.5%
   Fiscal year ended 1/30/99     30.3%          31.7%        23.0%       28.5%       30.4%
   Fiscal year ended 1/31/98     10.7%          (1.1)%       13.3%       12.0%       20.1%

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS (CONTINUED)


LIQUIDITY AND CAPITAL RESOURCES


     The Company's primary ongoing capital requirements are for funding capital expenditures to new store openings and merchandise inventory purchases. In addition, over the next twelve months, the Company anticipates experiencing the need for capital to address expansions of its office and design facility at its headquarters facilities, the chain-wide roll out of new point-of-sale devices beginning in the second quarter of fiscal 2001 and the development of infrastructure, including internal call and fulfillment centers, to support the Company's planned expansion into catalog and Internet sales.

     During the current fiscal year (fiscal 2000) and the prior fiscal year (fiscal 1999), the Company's primary source of working capital was cash flow from operations of $16.0 million and $12.3 million, respectively. The increase in cash flow from operations of $3.7 million was primarily due to an increase of $6.4 million in net income, and an increase of $1.3 million in the growth rate of accounts payable and accrued liabilities, offset by an increase in inventories of $4.7 million in the current fiscal year, versus an inventory increase of approximately $580,000 in the prior fiscal year. The increase in accounts payable and inventories is associated with increased fabric purchases (which generally have an extended payment due date) and other required increased inventory purchase activities to support the Company's significant sales increases.

     The Company invested $15.2 million in the current fiscal year for capital expenditures primarily associated with the opening of 40 new Company stores, and the remodeling/relocating/expansion of numerous existing stores. Since the Company is now seeking stores in the 1,800-2,000 net selling square foot range (versus 1,458 average net selling square foot currently) and the Company is incorporating more sophisticated store fronts and fixtures, its average cost of leasehold improvements and fixtures for new stores has generally increased. It is anticipated these higher costs for initial stores will continue as the Company refines its newer store presentation. During the prior fiscal year, the Company invested $5.0 million for capital expenditures associated with the opening of 24 new (or reacquired) Company stores, and the remodeling of several existing stores.

     During the current fiscal year, the Company invested $14.0 million in high quality tax free municipal bonds in an effort to improve the after-tax interest earnings from its increased cash and marketable securities position. Also during the current fiscal year, the Company terminated its interest rate swap agreement at a cost of approximately $8,000. The swap agreement had effectively fixed its mortgage loan rate at 9%. The mortgage note, financed with a bank, bears interest at prime plus .5%.

     During fiscal 2000, four of the Company's officers and two of its directors exercised 176,996 stock options at prices ranging from $1.63 to $4.63 and several employees and former employees exercised 96,350 options at prices ranging from $1.63 to $6.00. Also during the current period, the Company sold 69,158 shares of common stock under its employee stock purchase plan at prices of $10.71 and $13.28. The proceeds from these issuances of stock, together with the tax benefit recognized by the Company from the exercise of the stock options, amounted to approximately $2.9 million. All per share amounts and price have been restated to give retroactive effect for the 2 for 1 stock split in January 2000.

     As more fully described in "Item 1-Business" beginning on page 13 of the Company's Annual Report on Form 10-K for the fiscal year ended January 29, 2000, the Company is subject to ongoing

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS (CONTINUED)


risks associated with imports. The Company's reliance on sourcing from foreign countries causes the Company to be exposed to certain unique business and political risks. Import restrictions, including tariffs and quotas, and changes in such tariffs or quotas could affect the importation of apparel generally and, in that event, could increase the cost or reduce the supply of apparel available to the Company and have an adverse effect on the Company's business, financial condition and/or results of operations. The Company's merchandise flow could also be adversely affected by political instability in any of the countries in which its goods are manufactured, by significant fluctuations in the value of the U.S. dollar against applicable foreign currencies and by restrictions on the transfer of funds.

     The Company plans to open approximately 45 new stores in fiscal 2001, four of which were open as of March 31, 2000. The Company is also in the initial building stage for a 32,000 square foot expansion of the office and design facilities at its headquarters site, is preparing to rollout new point-of-sale devices in all of its stores, is building out its call center and fulfillment facilities to assist in catalog and Internet sales and is also continuing with various other plans for implementing catalog and Internet sales activities. The Company believes that the liquidity needed for its planned new store growth, continuing remodel program, maintenance of proper inventory levels associated with this growth and expansion of its office and design facilities and establishment of catalog and Internet sales activities will be funded primarily from cash flow from operations and its strong existing cash balances. The Company further believes that this liquidity will be sufficient, based on currently planned new store openings, to fund anticipated capital needs over the near-term, including scheduled debt repayments. Given the Company's strong cash and marketable securities balances, the Company does not believe that it would need to seek other sources of financing to conduct its operations or pursue its expansion plans even if cash flow from operations should prove to be less than anticipated or even if there should arise a need for additional letter of credit capacity due to establishing new and expanded sources of supply, or if the Company were to increase the number of new Company stores planned to be opened in future periods.


SEASONALITY AND INFLATION

     Although the operations of the Company are influenced by general economic conditions, the Company does not believe that inflation has had a material effect on the results of operations during the current or prior periods. The Company does not consider its business to be seasonal.


CERTAIN FACTORS THAT MAY AFFECT FUTURE RESULTS

     This annual report may contain forward-looking statements which reflect the current views of the Company with respect to certain events that could have an effect on the Company's future financial performance. These statements include the words "expects", "believes", and similar expressions. These forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from historical results or those currently anticipated. These potential risks and uncertainties include ability to secure customer acceptance of Chico's styles, propriety of inventory mix and sizing, quality of merchandise received from vendors, timeliness of vendor production and deliveries, increased competition, extent of the market demand by women for private label clothing and related accessories, adequacy and perception of customer service, ability to coordinate product development along with buying and planning, rate of new store openings,

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS (CONTINUED)


performance of management information systems, ability to hire, train, energize and retain qualified sales associates and other employees, availability of quality store sites, ability to hire and retain qualified managerial employees, ability to effectively and efficiently establish and operate catalog and Internet sales activities and other risks. In addition, there are potential risks and uncertainties that are peculiar to the Company's heavy reliance on sourcing from foreign vendors including the impact of work stoppages, transportation delays and other interruptions, political instability, foreign currency fluctuations, imposition of and changes in tariffs and import and export controls such as import quotas, changes in governmental policies in or towards such foreign countries and other similar factors.



YEAR 2000


     The year 2000 issue results from computer programs and electronic circuitry that do not differentiate between the year 1900 and the year 2000 because they are written using two, rather than four, digit dates to define the applicable year. If not corrected, many computer applications and date-sensitive devices could have failed or produced erroneous results when processing dates after December 31, 1999. The year 2000 issue had some impact on virtually all companies and organizations including Chico's.


     Chico's did not experience any significant systems or other year 2000 problems and there has been no material change in total costs. Further, Chico's does not anticipate any additional costs and does not anticipate the need to further address the year 2000 issue.



QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK


     The market risk of the Company's financial instruments as of January 29, 2000 has not significantly changed since January 30, 1999 with the exception of the termination of the interest rate swap agreement associated with the Company's mortgage loan. The Company is exposed to market risk from changes in interest rates on its indebtedness. The Company's exposure to interest rate risk relates in part to its revolving line of credit with its bank; however, as of January 29, 2000, the Company did not have any outstanding balance on its line of credit and, given its strong liquidity position, does not expect to utilize its line of credit in the foreseeable future except for its continuing use of the letter of credit facility portion thereof. As a consequence of the swap termination, the Company's exposure to interest rate risk also relates to its $5.2 million mortgage loan indebtedness which bears a variable interest rate based upon changes in the prime rate.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS (CONTINUED)


TRADING AND DIVIDEND INFORMATION


     The following table sets forth, for the periods indicated, the range of high and low closing sale prices for the Common Stock, as reported on the Nasdaq National Market System.


                                                              HIGH(1)        LOW(1)
                                                            -----------   -----------
For the Fiscal Year Ended January 29, 2000
  Fourth Quarter (October 31, 1999 -- January 29, 2000)      $  22.38      $  13.69
  Third Quarter (August 1, 1999 -- October 30, 1999)            17.50          9.34
  Second Quarter (May 2, 1999 -- July 31, 1999)                 14.88         10.56
  First Quarter (January 31, 1999 -- May 1, 1999)               16.31          8.81
For the Fiscal Year Ended January 30, 1999
  Fourth Quarter (November 1, 1998 -- January 30, 1999)      $  14.00      $   7.75
  Third Quarter (August 2, 1998 -- October 31, 1998)             8.82          5.00
  Second Quarter (May 3, 1998 -- August 1, 1998)                 9.00          4.69
  First Quarter (February 1, 1998 -- May 2, 1998)                5.00          3.19

(1) Adjusted for the 2 for 1 stock split distributed on January 14, 2000 to stockholders of record on December 27, 1999.


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


     The approximate number of equity security holders of the Company is as follows:


Number of Record Holders
   Title of Class                                           As of March 31, 2000
--------------------------------------------------------   ---------------------
        Common Stock, par value $.01 per share .........                    417

              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


TO CHICO'S FAS, INC. AND SUBSIDIARIES:


We have audited the accompanying consolidated balance sheets of Chico's FAS, Inc. (a Florida corporation) and subsidiaries as of January 29, 2000, and January 30, 1999, and the related consolidated statements of income, stockholders' equity and cash flows for the fiscal years ended January 29, 2000, January 30, 1999, and January 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chico's FAS, Inc. and subsidiaries as of January 29, 2000, and January 30, 1999, and the results of their operations and their cash flows for the fiscal years ended January 29, 2000, January 30, 1999, and January 31, 1998, in conformity with accounting principles generally accepted in the United States.



                                                         /s/ Arthur Andersen LLP


Tampa, Florida,
February 25, 2000

                      CHICO'S FAS, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS


                                                                               JANUARY 29,       JANUARY 30,
                                                                                  2000               1999
                                                                            ----------------   ---------------
                                   ASSETS
 CURRENT ASSETS:
  Cash and cash equivalents .............................................     $  3,980,930      $ 14,484,776
  Marketable securities .................................................       13,995,527                --
  Receivables, less allowances of $93,000 and $90,000 for sales returns,
   respectively .........................................................        1,706,661         1,149,078
  Inventories ...........................................................       14,834,800        10,105,153
  Prepaid expenses ......................................................          668,695           510,885
  Deferred taxes ........................................................        2,038,000         1,586,000
                                                                              ------------      ------------
    Total current assets ................................................       37,224,613        27,835,892
 PROPERTY AND EQUIPMENT, net ............................................       31,344,997        19,665,261
 DEFERRED TAXES .........................................................        1,106,000           812,000
 OTHER ASSETS, net ......................................................          640,211           686,923
                                                                              ------------      ------------
                                                                              $ 70,315,821      $ 49,000,076
                                                                              ============      ============
                        LIABILITIES AND STOCKHOLDERS' EQUITY
 CURRENT LIABILITIES:
  Accounts payable ......................................................     $  5,982,684      $  3,995,123
  Accrued liabilities ...................................................        4,593,104         3,679,355
  Current portion of debt and lease obligations .........................          260,111           309,520
                                                                              ------------      ------------
    Total current liabilities ...........................................       10,835,899         7,983,998
 DEBT AND LEASE OBLIGATIONS, excluding current portion ..................        6,839,180         6,713,045
                                                                              ------------      ------------
    Total liabilities ...................................................       17,675,079        14,697,043
 COMMITMENTS AND CONTINGENCIES
 STOCKHOLDERS' EQUITY:
  Common stock, $.01 par value; 50,000,000 shares authorized and
   17,128,536 and 16,786,032 shares issued and outstanding, respectively           171,285           167,860
  Additional paid-in capital ............................................       14,709,238        11,840,000
  Retained earnings .....................................................       37,784,553        22,295,173
  Accumulated other comprehensive loss ..................................          (24,334)               --
                                                                              ------------      ------------
    Total stockholders' equity ..........................................       52,640,742        34,303,033
                                                                              ------------      ------------
                                                                              $ 70,315,821      $ 49,000,076
                                                                              ============      ============


The accompanying notes are an integral part of these consolidated balance sheets.

                      CHICO'S FAS, INC. AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME


                                                          FISCAL YEAR       FISCAL YEAR       FISCAL YEAR
                                                            ENDED              ENDED             ENDED
                                                         JANUARY 29,        JANUARY 30,       JANUARY 31,
                                                             2000               1999              1998
                                                      -----------------   ---------------   ---------------
NET SALES BY COMPANY STORES .......................     $ 152,473,637      $104,981,219      $ 73,596,969
NET SALES TO FRANCHISEES ..........................         2,528,644         1,760,374         1,742,183
                                                        -------------      ------------      ------------
  Net sales .......................................       155,002,281       106,741,593        75,339,152
COST OF GOODS SOLD ................................        64,949,930        44,196,426        33,240,162
                                                        -------------      ------------      ------------
  Gross profit ....................................        90,052,351        62,545,167        42,098,990
GENERAL, ADMINISTRATIVE AND STORE OPERATING
EXPENSES ..........................................        65,246,577        47,411,057        37,184,671
                                                        -------------      ------------      ------------
  Income from operations ..........................        24,805,774        15,134,110         4,914,319
INTEREST INCOME (EXPENSE), net ....................           177,606          (151,002)         (372,303)
                                                        -------------      ------------      ------------
  Income before income taxes ......................        24,983,380        14,983,108         4,542,016
INCOME TAX PROVISION ..............................         9,494,000         5,844,000         1,772,000
                                                        -------------      ------------      ------------
  Net income ......................................     $  15,489,380      $  9,139,108      $  2,770,016
                                                        =============      ============      ============
PER SHARE DATA:
 NET INCOME PER COMMON SHARE [0096] BASIC .........     $         .91      $        .56      $        .18
 NET INCOME PER COMMON AND COMMON
   EQUIVALENT SHARE -- DILUTED ....................     $         .88      $        .54      $        .17
 WEIGHTED AVERAGE COMMON SHARES
   OUTSTANDING -- BASIC ...........................        16,942,233        16,335,518        15,824,252
 WEIGHTED AVERAGE COMMON AND COMMON EQUIVALENT
   SHARES OUTSTANDING -- DILUTED ..................        17,681,038        17,059,792        16,065,742

 The accompanying notes are an integral part of these consolidated statements.

                      CHICO'S FAS, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY



                                           COMMON STOCK                                         ACCUMULATED
                                     -------------------------   ADDITIONAL                        OTHER
                                                       PAR         PAID-IN        RETAINED     COMPREHENSIVE
                                        SHARES        VALUE        CAPITAL        EARNINGS         LOSS           TOTAL
                                     ------------ ------------ -------------- --------------- -------------- ---------------
BALANCE, February 1, 1997 ..........  15,768,236   $ 157,682    $ 7,476,867    $ 10,386,049     $       --    $ 18,020,598
 Net income for the fiscal year
  ended January 31, 1998 ...........          --          --             --       2,770,016             --       2,770,016
 Issuance of common stock ..........     254,398       2,544        508,727              --             --         511,271
 Tax benefit of stock options
   exercised .......................          --          --        154,000              --             --         154,000
                                      ----------   ---------    -----------    ------------     ----------    ------------
BALANCE, JANUARY 31, 1998 ..........  16,022,634     160,226      8,139,594      13,156,065             --      21,455,885
 Net income for the fiscal year
   ended January 30, 1999 ..........          --          --             --       9,139,108             --       9,139,108
 Issuance of common stock ..........     763,398       7,634      2,205,406              --             --       2,213,040
 Tax benefit of stock options
   exercised .......................          --          --      1,495,000              --             --       1,495,000
                                      ----------   ---------    -----------    ------------     ----------    ------------
BALANCE, JANUARY 30, 1999 ..........  16,786,032     167,860     11,840,000      22,295,173             --      34,303,033
  Net income for the fiscal year
   ended January 29, 2000 ..........          --          --             --      15,489,380             --      15,489,380
 Unrealized loss on marketable
   securities, net .................          --          --             --              --        (24,334)        (24,334)
   Comprehensive income ............                                                                            15,465,046
 Issuance of common stock ..........     342,504       3,425      1,745,238              --             --       1,748,663
 Tax benefit of stock options
   exercised .......................          --          --      1,124,000              --             --       1,124,000
                                      ----------   ---------    -----------    ------------     ----------    ------------
BALANCE, JANUARY 29, 2000 ..........  17,128,536   $ 171,285    $14,709,238    $ 37,784,553     $  (24,334)   $ 52,640,742
                                      ==========   =========    ===========    ============     ==========    ============

 The accompanying notes are an integral part of these consolidated statements.

                      CHICO'S FAS, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                               FISCAL YEAR ENDED     FISCAL YEAR ENDED     FISCAL YEAR ENDED
                                                                  JANUARY 29,           JANUARY 30,           JANUARY 31,
                                                                     2000                   1999                 1998
                                                             --------------------   -------------------   ------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income ..............................................      $  15,489,380          $  9,139,108          $  2,770,016
                                                                -------------          ------------          ------------
 Adjustments to reconcile net income to net cash
   provided by operating activities -- Depreciation
   and amortization ......................................          3,307,539             2,407,799             2,114,146
  Deferred tax (benefit) provision .......................           (746,000)             (588,000)               32,000
  Deferred rent expense, net .............................            238,498               216,978               129,712
  Loss from disposal of property and equipment ...........            354,498               195,027               317,206
  (Increase) decrease in assets -- Receivables ...........           (557,583)             (254,183)             (131,444)
  Inventories ............................................         (4,729,647)             (579,681)           (1,680,110)
  Prepaid expenses .......................................           (157,810)              156,260              (193,700)
  Other assets ...........................................           (125,270)              (46,418)              (40,180)
 Increase in liabilities -- Accounts payable .............          1,987,561               474,858               218,275
  Accrued liabilities ....................................            913,749             1,138,980                79,349
                                                                -------------          ------------          ------------
   Total adjustments .....................................            485,535             3,121,620               845,254
                                                                -------------          ------------          ------------
   Net cash provided by operating activities .............         15,974,915            12,260,728             3,615,270
                                                                -------------          ------------          ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Redemption of certificate of deposit ....................                 --             1,000,000               600,000
 Purchase of marketable securities .......................        (14,019,861)                   --                    --
 Purchases of property and equipment .....................        (15,169,791)           (5,045,809)           (2,010,618)
 Proceeds from sale of property and equipment ............                 --                    --                34,500
                                                                -------------          ------------          ------------
  Net cash used in investing activities ..................        (29,189,652)           (4,045,809)           (1,376,118)
                                                                -------------          ------------          ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Proceeds from issuance of common stock, net .............          2,872,663             3,708,040               665,271
 Net payments under line of credit agreement .............                 --                    --              (284,919)
 Principal payments on debt ..............................            (72,000)              (72,000)             (265,872)
 Principal payments on capital lease obligations .........            (89,772)              (77,404)              (88,374)
 Deferred finance costs ..................................                 --              (232,695)             (153,518)
                                                                -------------          ------------          ------------
  Net cash provided by (used in) financing activities               2,710,891             3,325,941              (127,412)
                                                                -------------          ------------          ------------
  Net (decrease) increase in cash and cash
    equivalents ..........................................        (10,503,846)           11,540,860             2,111,740
CASH AND CASH EQUIVALENTS,
 Beginning of period .....................................         14,484,776             2,943,916               832,176
                                                                -------------          ------------          ------------
CASH AND CASH EQUIVALENTS,
 End of period ...........................................      $   3,980,930          $ 14,484,776          $  2,943,916
                                                                =============          ============          ============
SUPPLEMENTAL DISCLOSURES OF CASH FLOW
 INFORMATION:
 Cash paid for interest ..................................      $     566,205          $    611,238          $    609,956
 Income taxes ............................................      $   9,409,705          $  4,873,065          $  1,757,259

 The accompanying notes are an integral part of these consolidated statements.

                      CHICO'S FAS, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               JANUARY 29, 2000


1. BUSINESS ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES:


BUSINESS ORGANIZATION


The accompanying consolidated financial statements include the accounts of Chico's FAS, Inc., a Florida corporation, and its wholly-owned subsidiaries, Chico's Distribution, Inc., Chico's Concept, Inc. and Chico's Media, Inc. (collectively, the Company). The subsidiaries were formed in February 1999. The Company operates in one business segment as a specialty retailer of exclusively designed, private label casual clothing and related accessories. As of January 29, 2000, the Company's retail store system consisted of 200 stores located throughout the United States, 191 of which were owned and operated by the Company, and nine of which were owned and operated by franchisees.



FRANCHISE OPERATIONS


A summary of the changes in the number of the Company's franchise stores as compared to total company-owned stores as of January 29, 2000, and January 30, 1999, and for the fiscal years then ended is as follows:


                                                                     FISCAL YEAR ENDED     FISCAL YEAR ENDED
                                                                        JANUARY 29,           JANUARY 30,
                                                                           2000                  1999
                                                                   --------------------   ------------------
      Franchise stores opened ..................................              1                     1
      Franchise stores purchased from franchisees ..............             --                     2
      Franchise stores in operation at fiscal year-end .........              9                     8
      Company-owned stores at fiscal year-end ..................            191                   154


PRINCIPLES OF CONSOLIDATION


The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.



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



CASH AND CASH EQUIVALENTS


Cash and cash equivalents includes cash on hand and in banks with original maturities of three months or less.

MARKETABLE SECURITIES


Marketable securities are classified as available-for-sale securities, as defined by Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS 115), and are carried at fair value, with the unrealized holding gains and losses, net of income taxes, reflected as a separate component of stockholders' equity until realized. For the purposes of computing realized and unrealized gains and losses, cost is identified on a specific identification basis.



INVENTORIES


Raw material inventories of approximately $2,117,000 and $639,000 as of January 29, 2000, and January 30, 1999, respectively, are recorded at the lower of cost, using the first-in, first-out (FIFO) method, or market. All other inventories consist of finished clothing and accessories and are recorded at the lower of cost, using the last-in, first-out (LIFO) method, or market. If the lower of FIFO or market method had been used, inventories would have been approximately $586,000 and $360,000 higher at January 29, 2000, and January 30, 1999, respectively, than those reported in the accompanying consolidated balance sheets. Purchasing, distribution and design costs are expensed as incurred, and are included in the accompanying consolidated statements of income as cost of goods sold.



PROPERTY AND EQUIPMENT


Property and equipment is stated at cost. Fixtures manufactured and leasehold improvements constructed by the Company are recorded at cost, which includes elements of raw materials, labor and overhead. Depreciation of property and equipment is provided on a straight-line basis over the estimated useful lives of the assets. Assets acquired under capital lease obligations and leasehold improvements are depreciated over the lesser of the useful lives of the assets or the lease terms. Maintenance and repairs of property and equipment are expensed as incurred, and major improvements are capitalized.


Upon retirement, sale or other disposition of property and equipment, the cost and accumulated depreciation or amortization are eliminated from the accounts, and any gain or loss is charged to operations.



OTHER ASSETS


Included in other assets are intangible assets which include legal and other costs of obtaining the Company's trademark and debt financing agreements, territory rights agreements related to franchise repurchases and franchise cancellation fees for stores that were acquired by the Company, and are currently in operation as company-owned stores. Trademark costs and non-compete agreements are being amortized on a straight-line basis over ten and five years, respectively; debt-financing costs are being amortized over the term of the respective debt agreement; and franchise cancellation fees are being amortized over the remaining terms of the related facilities' leases. Intangible assets, net of accumulated amortization, are approximately $249,000 and $421,000 as of January 29, 2000, and January 30, 1999, respectively.

ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS


Long-lived assets, including identifiable intangibles, are reviewed periodically for impairment if events or changes in circumstances indicate that the carrying amount should be addressed. The Company has determined that there has been no impairment in the carrying value of long-lived assets, as of January 29, 2000.



INCOME TAXES


The Company follows the liability method, which establishes deferred tax assets and liabilities for the temporary differences between the financial reporting bases and the tax bases of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. Net deferred tax assets, whose realization is dependent on taxable earnings of future years, are recognized when a greater than 50 percent probability exists that the tax benefits will actually be realized sometime in the future.



FAIR VALUE OF FINANCIAL INSTRUMENTS


The book value of all financial instruments approximates their fair market value as of January 29, 2000.



REVENUE RECOGNITION


Net sales by Company stores includes sales made to retail customers during the period, net of estimated customer returns. Net sales to franchisees includes merchandise sold to franchisees, net of estimated returns.



STORE PRE-OPENING COSTS


Operating costs (including store set-up, rent and training expenses) incurred prior to the opening of new stores are expensed as incurred and are included in general, administrative and store operating expenses in the accompanying consolidated statements of income.



NET INCOME PER COMMON AND COMMON EQUIVALENT SHARE


During the fiscal year ended January 31, 1998, the Company adopted SFAS No. 128, "Earnings per Share" (SFAS 128). SFAS 128 establishes new standards for computing and presenting earnings per share (EPS). Specifically, SFAS 128 replaces the presentation of primary EPS with a presentation of basic EPS, requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. Basic EPS is based upon the weighted average number of common shares outstanding and diluted EPS is based upon the weighted average number of common shares outstanding plus the dilutive common equivalent shares outstanding during the period. As a result of Chico's FAS, Inc.'s two-for-one common stock split (the Stock Split), effective in January 2000, the Company has retroactively restated prior years' EPS (see Note 9).

The following is a reconciliation of the denominators of the basic and diluted EPS computations shown on the face of the accompanying consolidated statements of income as restated for the Stock Split:


                                                              FISCAL YEAR ENDED     FISCAL YEAR ENDED     FISCAL YEAR ENDED
                                                                 JANUARY 29,           JANUARY 30,           JANUARY 31,
                                                                    2000                   1999                 1998
                                                            --------------------   -------------------   ------------------
 Weighted average common shares outstanding - basic .....        16,942,233             16,335,518           15,824,252
 Dilutive effect of options outstanding .................           738,805                724,274              241,490
                                                                 ----------             ----------           ----------
 Weighted average common and common equivalent
  shares outstanding -- diluted .........................        17,681,038             17,059,792           16,065,742
                                                                 ==========             ==========           ==========


The following options were outstanding as of the end of the fiscal years but were not included in the computation of diluted EPS because the options' exercise prices were greater than the average market price of the common shares:


                            FISCAL YEAR ENDED       FISCAL YEAR ENDED      FISCAL YEAR ENDED
                               JANUARY 29,             JANUARY 30,            JANUARY 31,
                                  2000                    1999                    1998
                          --------------------   ----------------------   -------------------
    Number of options     11,459                         4,000                 836,408
    Exercise price        $ 16.63                $ 11.53-$13.13             $2.75 - $6.00
    Expiration date        October 25, 2009      December 21, 2008 -       March 31, 2003 -
                                                   January 6, 2009          Sept. 21, 2007


2. MARKETABLE SECURITIES:


Marketable securities classified as available-for-sale consisted of the following as of January 29, 2000:



                                 MUNICIPAL
                                   BONDS
                              ---------------
  Cost ....................    $ 14,019,861
  Fair value ..............      13,995,527
  Unrealized loss .........    $     24,334

No realized gains or losses were recognized on sales of the Company's marketable securities during the fiscal year ended January 29, 2000. At January 29, 2000, approximately 39 percent of the Company's marketable securities mature within one year and substantially all of the remainder within three years.


3. PROPERTY AND EQUIPMENT:


Property and equipment consisted of the following:


                                                                      ESTIMATED         JANUARY 29,       JANUARY 30,
                                                                   0 USEFUL LIVES          2000              1999
                                                                  ----------------   ----------------   --------------
     Land .....................................................                        $  1,039,904      $  1,039,904
     Land improvements ........................................         35 years          1,790,761         1,785,161
     Building .................................................    20 - 35 years          6,321,714         6,273,250
     Equipment ................................................     2 - 10 years          5,633,770         4,213,678
     Furniture and fixtures ...................................     3 - 10 years          7,057,023         4,268,966
     Leasehold improvements ...................................     1 - 10 years         19,373,988        10,086,055
                                                                                       ------------      ------------
                                                                                         41,217,160        27,667,014
     Less-- Accumulated depreciation and amortization .........                          (9,872,163)       (8,001,753)
                                                                                       ------------      ------------
                                                                                       $ 31,344,997      $ 19,665,261
                                                                                       ============      ============


Assets acquired under capital lease obligations with a cost of approximately $488,000 and accumulated depreciation of approximately $456,000 are included in equipment as of January 30, 1999. The Company disposed of these assets during the fiscal year ended January 29, 2000.



4. ACCRUED LIABILITIES:


Accrued liabilities consisted of the following:


                                                                     JANUARY 29,      JANUARY 30,
                                                                        2000             1999
                                                                   --------------   --------------
          Accrued payroll, bonuses and severance costs .........    $ 2,002,931      $ 1,759,928
          Allowance for estimated merchandise returns ..........      1,698,000        1,065,000
          Other ................................................        892,173          854,427
                                                                    -----------      -----------
                                                                    $ 4,593,104      $ 3,679,355
                                                                    ===========      ===========


5. INCOME TAXES:


The Company's total income tax provision consisted of the following:


                                          FISCAL YEAR ENDED     FISCAL YEAR ENDED     FISCAL YEAR ENDED
                                             JANUARY 29,           JANUARY 30,           JANUARY 31,
                                                2000                   1999                 1998
                                        --------------------   -------------------   ------------------
 Current:
 Federal ............................       $ 9,176,000            $ 5,080,000           $ 1,378,000
 State ..............................         1,064,000              1,352,000               362,000
 Deferred:
 Federal ............................          (635,000)              (462,000)               24,000
 State ..............................          (111,000)              (126,000)                8,000
                                            -----------            -----------           -----------
 Total income tax provision .........       $ 9,494,000            $ 5,844,000           $ 1,772,000
                                            ===========            ===========           ===========


The reconciliation of the income tax provision based on the U.S. statutory federal income tax rate (35 percent) to the Company's income tax provision is as follows:


                                                                   FISCAL YEAR ENDED     FISCAL YEAR ENDED     FISCAL YEAR ENDED
                                                                      JANUARY 29,           JANUARY 30,           JANUARY 31,
                                                                         2000                   1999                 1998
                                                                 --------------------   -------------------   ------------------
Tax expense at the statutory rate ............................        $ 8,744,000           $ 5,094,000           $ 1,544,000
State income tax expense, net of federal tax benefit .........            633,000               769,000               225,000
Other ........................................................            117,000               (19,000)                3,000
                                                                      -----------           -----------           -----------
Total income tax provision ...................................        $ 9,494,000           $ 5,844,000           $ 1,772,000
                                                                      ===========           ===========           ===========

Deferred tax assets are recorded due to different carrying amounts for financial and income tax reporting purposes arising from cumulative temporary differences. These differences consisted of the following as of January 29, 2000, and January 30, 1999:


                                                         JANUARY 29,      JANUARY 30,
                                                            2000             1999
                                                       --------------   --------------
           Accruals and allowances .................    $ 1,866,000      $ 1,480,000
           Inventories .............................        940,000          828,000
           Property and equipment ..................        423,000          243,000
           Net operating loss carryforward .........         85,000          117,000
                                                        -----------      -----------
                                                          3,314,000        2,668,000
           Less -- Valuation allowance .............       (170,000)        (270,000)
                                                        -----------      -----------
                                                        $ 3,144,000      $ 2,398,000
                                                        ===========      ===========


Approximately $449,000 of a net operating loss (NOL) for tax reporting purposes can be carried forward ratably for the six subsequent fiscal years following the fiscal year ended February 1, 1997. The remaining NOL carryforward was approximately $224,000 as of January 29, 2000. A valuation allowance of $100,000 was reversed during the fiscal year ended January 29, 2000, partly due to the utilization of a portion of the NOL carryforwards.



6. DEBT AND LEASE OBLIGATIONS:


Debt and lease obligations consisted of the following:


                                                                                        JANUARY 29,      JANUARY 30,
                                                                                           2000              1999
                                                                                      --------------   ---------------
      Line of credit (the Line), variable borrowing capability of up to $6 million, depending on inventory levels and the amount of outstanding commercial letters of credit (Note 8), interest payable at prime
       (8.5%percent as of January 29, 2000), secured by substantially all of the Company's assets other than land, land improvements and
       building, maturing in May 2000 .............................................    $        --       $        --
      Mortgage note secured by a first priority mortgage on land, land
       improvements, building and certain equipment ...............................      5,293,500         5,365,500
      Obligations under capital leases, imputed interest rate of 5.9 percent, secured by equipment, varying monthly payments of principal and
       interest, matured September 1999 ...........................................             --            89,772
      Deferred rent ...............................................................      1,805,791         1,567,293
                                                                                       -----------       -----------
      Total debt and capital lease obligations ....................................      7,099,291         7,022,565
      Less -- Current portion .....................................................       (260,111)         (309,520)
                                                                                       -----------       -----------
                                                                                       $ 6,839,180       $ 6,713,045


The mortgage note (the Mortgage Note) was financed with a bank, bearing interest at the bank's prime rate plus .5 percent. The Mortgage Note is payable in 84 monthly installments of $6,000, plus accrued interest, through January 2003, at which time the remaining principal balance is due. On October 14, 1997, an interest rate swap (the Swap) with a notional principal amount of approximately $5,462,000 was effectuated, whereby the interest at the bank's prime rate plus .5 percent was exchanged for a fixed rate of 9 percent of the outstanding principal of the Mortgage Note. The Company incurred no additional costs associated with the Swap during the fiscal year ended January 30, 1999. The Company bought out the Swap during the fiscal year ended January 29, 2000, for approximately $8,000, which is included in general, administrative and store operating expenses in the accompanying consolidated statements of income.

As of January 31, 1998, a $1,000,000 certificate of deposit (the CD) was held at the bank to secure the Line. During the fiscal year ended January 30, 1999, the bank waived the CD requirement and the CD was redeemed. Management intends to refinance the Line during the fiscal year ended February 3, 2001.


The Line and the Mortgage Note contain certain covenants requiring, among other things, approval of acquisitions of businesses and maintenance of specified tangible net worth, working capital, debt to equity and debt service coverage ratios. As of January 29, 2000, the Company was in compliance with all covenants under these agreements.


Deferred rent represents the difference between actual operating lease obligations due and operating lease expense, which is recorded by the Company on a straight-line basis over the terms of its leases. Maturities of the Mortgage Note are as follows as of January 29, 2000:



FISCAL YEAR ENDING         AMOUNT
--------------------   --------------
  2001 .............    $    72,000
  2002 .............         72,000
  2003 .............      5,149,500
                        -----------
                        $ 5,293,500
                        ===========

7. RELATED PARTY TRANSACTIONS:


Certain officers have entered into agreements with the Company which provide for base salaries, annual bonuses and certain severance benefits in the event that their employment is terminated by the Company "without cause" or following a "change of control" of the Company.



8. COMMITMENTS AND CONTINGENCIES:


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


Minimum future rental payments under noncancellable operating leases (including leases with certain minimum sales cancellation clauses described below and exclusive of common area maintenance charges and/or contingent rental payments based on sales) as of January 29, 2000, were as follows:



FISCAL YEAR ENDING              AMOUNT
------------------------   ---------------
  2001 .................   $ 11,676,248
  2002 .................     10,745,821
  2003 .................      9,567,695
  2004 .................      8,417,435
  2005 .................      6,701,853
  Thereafter ...........     17,717,227
                           ------------
                           $ 64,826,279
                           ============

A majority of the Company's store operating leases contain cancellation clauses that allow the leases to be terminated at the Company's discretion, if certain minimum sales levels are not met within the first few years of the lease term. The Company has not historically exercised many of these cancellation clauses and, therefore, has included the full lease terms of such leases in the above table. For the fiscal years ended January 29, 2000, January 30, 1999, and January 31, 1998, total rent expense under the Company's operating leases was $14,842,529, $11,332,480 and $9,728,207, respectively, including common area maintenance charges of $1,826,986, $1,480,176 and $1,328,466, other rental charges of $1,927,743, $1,637,276 and $1,469,512, and contingent rental expense of $1,084,362, $425,859 and $140,523, based on sales, respectively.


At January 29, 2000, the Company had approximately $4,260,000 in commercial letters of credit outstanding, which have arisen in the normal course of business due to foreign purchase commitments. The commercial letters of credit are secured by the same assets as the Line (see Note 6).


The Company is involved in claims and actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the financial position of the Company.


9. STOCK OPTION PLANS AND CAPITAL STOCK TRANSACTIONS:


1992 STOCK OPTION PLAN


During fiscal year 1992, the Company adopted a stock option plan (the 1992
Plan), which reserved 1,097,600 shares (restated) of common stock for future issuance under the 1992 Plan to eligible employees of the Company. The per share exercise price of each stock option is not less than the fair market value of the stock on the date of grant or, in the case of an employee owning more than 10 percent of the outstanding stock of the Company and to the extent incentive stock options, as opposed to nonqualified stock options, are issued, the price is not less than 110 percent of such fair market value. Also, the aggregate fair market value of the stock with respect to which incentive stock options are exercisable for the first time by an employee in any calendar year may not exceed $100,000. Options granted under the terms of the 1992 Plan generally vest evenly over three years and have a 10-year term. As of January 29, 2000, approximately 397,000 nonqualified options were outstanding and approximately 697,000 had been exercised under the 1992 Plan.


1993 STOCK OPTION PLAN


During fiscal year 1993, the Company adopted a stock option plan (the 1993
Plan), which reserved 1,360,000 shares (restated) of common stock for future issuance under the 1993 Plan to eligible employees of the Company. During the fiscal year ended January 29, 2000, the Board of Directors amended the Plan to increase the aggregate number of shares available for purchase by 1,000,000. The terms of the 1993 Plan are essentially the same as the 1992 Plan. As of January 29, 2000, approximately 1,106,000 nonqualified options were outstanding and 398,000 had been exercised under the 1993 Plan.


OTHER STOCK OPTIONS


In October 1998, the Board of Directors (the Board) approved a stock option plan (the Independent Directors' Plan) which reserved 300,000 shares (restated) of common stock for future issuance to eligible independent directors of the Company. Options granted under the terms of the Independent

Directors' Plan vest after six months and have a 10-year term. As of January 29, 2000, 60,000 shares had been granted under the Independent Directors' Plan. Since 1993 and prior to adoption of the Independent Directors' Plan, four independent directors of the Company had been granted a total of 394,000 nonqualified options (restated) through individual grants at exercise prices ranging from $1.63 to $13.56. As of January 29, 2000, 212,000 of these individual grant nonqualified options were outstanding and 242,000 had been exercised.



AGGREGATE STOCK OPTION ACTIVITY


As of January 29, 2000, 1,715,958 nonqualified options (restated) were outstanding at a weighted average exercise price of $5.14 per share, and 1,098,182 remained available for future grants. Of the options outstanding, 1,023,677 options were exercisable. The Company recognized no compensation expense for these options.


Stock option activity for the fiscal years ended January 29, 2000, January 30, 1999, and January 31, 1998, was as follows:


                                                FISCAL YEAR ENDED         FISCAL YEAR ENDED        FISCAL YEAR ENDED
                                                JANUARY 29, 2000          JANUARY 30, 1999          JANUARY 31, 1998
                                            ------------------------- ------------------------- ------------------------
                                                           WEIGHTED-                 WEIGHTED-                 WEIGHTED-
                                                NUMBER      AVERAGE       NUMBER      AVERAGE       NUMBER      AVERAGE
                                                  OF        EXERCISE        OF        EXERCISE        OF       EXERCISE
                                               OPTIONS       PRICE       OPTIONS       PRICE       OPTIONS       PRICE
                                            ------------- ----------- ------------- ----------- ------------- ----------
 Outstanding, beginning of period .........   1,605,306    $   3.02     1,955,554    $   2.57     1,942,412    $   2.99
  Granted .................................     397,000       12.27       391,500        4.50       709,400        1.68
  Exercised ...............................    (273,346)       3.21      (693,848)       2.64      (211,862)       2.08
  Canceled or expired .....................     (13,002)       2.37       (47,900)       2.46      (484,396)       3.21
                                              ---------    --------     ---------    --------     ---------    --------
 Outstanding, end of period ...............   1,715,958    $   5.14     1,605,306    $   3.02     1,955,554    $   2.57
                                              =========    ========     =========    ========     =========    ========
 Options exercisable, end of
   period .................................   1,023,677    $   3.54       865,386    $   3.05     1,075,274    $   2.92


The following table summarizes information about stock options as of January 29, 2000:



                                      OPTIONS OUTSTANDING                   OPTIONS EXERCISABLE
                          --------------------------------------------   --------------------------
                                             WEIGHTED-
                                              AVERAGE       WEIGHTED-                     WEIGHTED-
                                             REMAINING       AVERAGE                       AVERAGE
       RANGES OF              NUMBER        CONTRACTUAL      EXERCISE        NUMBER       EXERCISE
    EXERCISE PRICES        OUTSTANDING     LIFE (YEARS)       PRICE       EXERCISABLE       PRICE
-----------------------   -------------   --------------   -----------   -------------   ----------
  $1.63 - $4.00               937,526           6.17        $   2.17         759,054      $   2.30
  $4.01 - $9.99               377,432           6.82            4.91         203,920          5.15
  $10.00 - $16.63             401,000           9.35           12.27          61,333         13.54
                            1,715,958           8.08        $   5.14       1,023,677      $   3.54

EMPLOYEE STOCK PURCHASE PLAN


The Board adopted a noncompensatory employee stock purchase plan (ESPP), which became effective upon the consummation of the Company's initial public offering on April 1, 1993, and as amended, that covers an aggregate of 420,000 shares (restated) of common stock. Under the ESPP, all employees are given the right to purchase up to 800 shares of the common stock of the Company two times a year at a price equal to 85 percent of the value of the stock immediately prior to the beginning of each exercise period. For the fiscal years ended January 29, 2000, January 30, 1999, and

January 31, 1998, 69,158, 69,550 and 42,536, respectively, were purchased under the ESPP. The Company recognized no compensation expense for the issuance of these shares.


COMMON STOCK SPLIT


On December 14, 1999, the Board declared a two-for-one stock split of the Company's common stock, payable in the form of a stock dividend on January 14, 2000, to shareholders of record as of the close of business on December 27, 1999. Common stock and additional paid-in-capital have been restated for all periods presented to reflect the Stock Split. Par value remains unchanged at $.01. All references to the number of common shares and per share amounts elsewhere in the consolidated financial statements and notes thereto have been restated as appropriate to reflect the effect of the Stock Split for all periods presented.


SFAS NO. 123, "ACCOUNTING FOR STOCK-BASED COMPENSATION"


The Company accounts for its stock-based compensation plans under Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), under which no compensation expense has been recognized. The FASB later issued SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS 123). SFAS 123 allows companies to continue following the accounting guidance of APB 25, but requires pro forma disclosure of net income and EPS for the effects on compensation expense had the accounting guidance of SFAS 123 been adopted. The pro forma disclosures are required only for options granted in fiscal years that begin after December 15, 1994.


For SFAS 123 purposes, the fair value of each option granted has been estimated as of the grant date using the Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 6.2 percent for the fiscal year ended January 29, 2000, and 6.3 percent for the fiscal years ended January 30, 1999, and January 31, 1998, expected life of seven years, no expected dividends, and expected volatility of 67 percent for the fiscal year ended January 29, 2000, and 75 percent for the fiscal years ended January 30, 1999, and January 31, 1998. The weighted average fair value of options granted during the fiscal years ended January 29, 2000, January 30, 1999, and January 31, 1998, was $12.27, $9.05, and $3.16, respectively. Options granted under the 1992 Plan and 1993 Plan vest ratably over three years. All other options were either exercisable after six months or vested ratably over three years. The term of all options granted is 10 years. Had compensation expense been determined consistent with SFAS 123, utilizing the assumptions detailed above, the Company's net income and net income per common and common equivalent shares outstanding would have been changed to the following pro forma amounts for the fiscal years ended January 29, 2000, January 30, 1999, and January 31, 1998:


                                                                      FISCAL YEAR        FISCAL YEAR        FISCAL YEAR
                                                                        ENDED               ENDED              ENDED
                                                                     JANUARY 29,         JANUARY 30,        JANUARY 31,
                                                                         2000               1999               1998
                                                                  -----------------   ----------------   ----------------
  Net income:
   As reported ................................................     $  15,489,380       $  9,139,108       $  2,770,016
   Pro forma ..................................................        14,451,495          8,443,686          2,218,609
  Net income per common share -- Basic:
   As reported ................................................     $         .91       $        .56       $        .18
   Pro forma ..................................................               .85                .52                .14
  Net income per common and common equivalent share -- Diluted:
   As reported ................................................     $         .88       $        .54       $        .17
   Pro forma ..................................................               .77                .49                .14


Because the SFAS 123 method of accounting has not been applied to options granted prior to January 2, 1995, the resulting pro forma compensation expense may not be representative of that to be expected in future years.



10. PROFIT SHARING PLAN:


The Company has a defined contribution profit sharing plan (the Plan) covering substantially all employees. Employees' rights to Company-contributed benefits vest over two to six years of service, as specified in the Plan. Effective as of January 1, 1999, the Company amended the Plan to incorporate a 401(k) savings plan feature (the 401(k)) into the Plan. Under the 401(k), employees may contribute up to 20 percent of their annual compensation, subject to certain statutory limitations. The Company matches employee contributions at 33 1/3 percent up to 6 percent of the employees' contributions. The Company contributions to the 401(k) vest ratably over two to six years of service, as specified in the Plan. For the fiscal years ended January 29, 2000, January 30, 1999, and January 31, 1998, the Company's costs under the Plan were approximately $276,000, $487,000 and $280,000, respectively.



11. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED):



                                                                                                       NET INCOME (LOSS) PER
                                  NET            GROSS          INCOME      NET INCOME (LOSS) PER        COMMON AND COMMON
                                 SALES           PROFIT         (LOSS)      COMMON SHARE -- BASIC   EQUIVALENT SHARE -- DILUTED
                            --------------- --------------- -------------- ----------------------- ----------------------------
  Fiscal year ended
  January 31, 1998:
   First quarter ..........  $ 18,719,797    $ 10,603,437    $ 1,002,456           $   .06                   $   .06
   Second quarter .........    20,080,574      10,918,044        967,556               .06                       .06
   Third quarter ..........    18,923,374      10,884,187        955,532               .06                       .06
   Fourth quarter .........    17,615,407       9,693,322       (155,528)            ( .01)                    ( .01)
  Fiscal year ended
  January 30, 1999:
   First quarter ..........  $ 25,895,908    $ 15,126,755    $ 2,328,505           $   .15                   $   .14
   Second quarter .........    27,358,542      16,346,471      2,713,082               .17                       .16
   Third quarter ..........    26,754,149      15,713,456      2,371,442               .15                       .14
   Fourth quarter .........    26,732,994      15,358,485      1,726,079               .10                       .10
  Fiscal year ended
  January 29, 2000:
   First quarter ..........  $ 36,424,981    $ 21,524,358    $ 4,216,453           $   .25                   $   .24
   Second quarter .........    36,771,293      21,276,944      3,946,666               .23                       .22
   Third quarter ..........    40,008,995      23,408,317      4,078,309               .24                       .23
   Fourth quarter .........    41,797,012      23,842,732      3,247,952               .19                       .18


                             REPORTS ON FORM 10-K

A copy of the Company's annual report to the Securities and Exchange Commission Form 10-K will be sent to any shareholder without charge upon written request to Investor Relations at the
               current mailing address or website address below:

                               Chico's FAS, Inc.
                              11215 Metro Parkway
                           Fort Myers, Florida 33912
                            Website: www.chicos.com

                                       ***
                         Transfer Agent and Registrar:
                      The Registrar and Transfer Company
                               10 Commerce Drive
                          Cranford, New Jersey 07016

                                Legal Counsel:
            Trenam, Kemker, Scharf, Barkin, Frye, O'Neill & Mullis
                             Tampa, Florida 33602

                   Independent Certified Public Accountants:
                              Arthur Andersen LLP
                             Tampa, Florida 33602

                              Investor Relations:
                        The Investor Relations Company
                             One Northbrook Place
                             Northbrook, IL 60062

                                       ***
                         Annual Shareholders' Meeting:
                      Tuesday, June 13, 2000 at 2:00 p.m.
                               `Tween Waters Inn
                                Captiva, Florida
--------------------------------------------------------------------------------
                            [CHICO'S FAS, INC. LOGO]


                              EXECUTIVE OFFICERS

                                       ***

                              Marvin J. Gralnick
                            Chief Executive Officer
                                   President

                               Helen B. Gralnick
                   Senior Vice President -- Design & Concept


                               Charles J. Kleman
                            Chief Financial Officer
                      Executive Vice President -- Finance
                              Secretary/Treasurer


                               Scott A. Edmonds
                            Chief Operating Officer
                              Assistant Secretary


                              Patricia A. Murphy
                 Vice President -- General Merchandise Manager


                               Mori C. MacKenzie
                      Vice President -- Director of Stores



                                Karen M. Glass
               Vice President -- Product Development and Design

                                    DIRECTORS
                                       ***

                              Marvin J. Gralnick
                             Chairman of the Board


                               Helen B. Gralnick
                   Senior Vice President -- Design & Concept


                               Charles J. Kleman
                            Chief Financial Officer
                      Executive Vice President -- Finance
                              Secretary/Treasurer


                                Verna K. Gibson
                         Partner-Retail Options, Inc.


                                Ross E. Roeder
          Chairman and Chief Executive Officer -- Smart & Final, Inc.


                                John W. Burden
                              Retailing Consultant