Form 10-K, Exhibit 13
period 2001-02-03
CHICOS FAS INC
filed 2001-04-30
CIK 897429

                           CHICO'S-REGISTERED TRADEMARK-
                              FINANCIAL HIGHLIGHTS


                                                                    FISCAL YEAR ENDED
                                       ---------------------------------------------------------------------
                                       FEBRUARY 3,  JANUARY 29,   JANUARY 30,      JANUARY 31,   FEBRUARY 1,
                                           2001         2000          1999           1998          1997
                                        (53 WEEKS)   (52 WEEKS)    (52 WEEKS)     (52 WEEKS)    (53 WEEKS)
                                       ---------------------------------------------------------------------
                                                   (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)
Statement of Income Data:
   Net Sales                            $259,446       $155,002       $106,742       $ 75,339    $ 64,063
   Income from Operations                 45,363         24,806         15,134          4,914       3,622
   Net Income                             28,379         15,489          9,139          2,770       1,931
   Basic Earnings Per Share (1)             1.64           0.91           0.56           0.18        0.12
   Diluted Earnings Per Share (1)           1.56           0.88           0.54           0.17        0.12

Operating Data:
   Total Assets                         $117,807       $ 70,316       $ 49,000       $ 34,472    $ 31,248
   Long-Term Debt                          7,158          6,839          6,713          6,703       7,008
   Stockholders' Equity                   85,321         52,641         34,303         21,456      18,021
   # of Stores (at end of period):
    Company-owned                            239            191            154            132         123
    Franchised                                11              9              8              9          10
                                       ---------      ---------      ---------      ---------   ---------
Total                                        250            200            162            141         133
                                       =========      =========      =========      =========   =========

(1) Restated to give retroactive effect for the 2 for 1 stock split payable in January 2000 but does not reflect the effect of the 3 for 2 stock split announced in April 2001 and to be paid in May 2001.



                                      INDEX

                          9       Management's Discussion & Analysis
                         14       Stock Information
                         16       Financial Statements
                         30       Executive Officers/Directors
                         32       Store Listing

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

         Since the Company opened its first store in 1983 principally selling folk art, its retail store system, now selling principally women's apparel, has grown to 250 stores as of February 3, 2001, of which 239 are Company-owned stores and 11 are franchised stores. Since 1989, the Company has de-emphasized the granting of new franchises as a strategy for growth and, at the same time, has been expanding its store base by opening Company-owned stores. Where possible and practical, the Company has also acquired stores from its franchisees. Since 1997, the Company has acquired three stores from franchisees, opened 127 new Company-owned stores, and one franchisee has opened four new franchised stores. Of these new Company-owned stores, 51 were opened in the fiscal year ended February 3, 2001 (fiscal 2000/2001), 40 were opened in fiscal 1999/2000, 22 were opened in fiscal 1998/1999 and 14 were opened in fiscal 1997/1998. During this same time period, the Company closed 14 Company-owned stores and no franchised stores closed. The Company plans to open a minimum of 55 new Company-owned stores in the fiscal year ending February 2, 2002 and 55 to 60 new Company-owned stores in the next fiscal year. In addition, the Company is evaluating certain existing Company-owned store locations, including stores with leases coming up for renewal, and is considering the possibility of closing between two and four existing Company-owned stores in fiscal 2001/2002.

RESULTS OF OPERATIONS

         The following table sets forth, for each of the respective periods indicated, certain operating statement data and the percentage of the Company's net sales represented by each line item presented.

                                                                  FISCAL YEAR ENDED (000'S)
                                             ------------------------------------------------------------------------
                                              FEBRUARY 3,             JANUARY 29,              JANUARY 30,
                                                 2001                    2000                     1999
                                             (53 WEEKS)        %      (52 WEEKS)         %      (52 WEEKS)       %
                                             ------------------------------------------------------------------------
Net sales by company stores                   $254,824       98.2%     $152,474       98.4%     $104,981       98.4%
Net sales to franchisees                         4,622        1.8         2,528        1.6         1,761        1.6
                                             ---------   ---------    ---------  ---------     ---------   ---------
   Net sales                                   259,446      100.0       155,002      100.0       106,742      100.0
Cost of goods sold                             108,671       41.9        64,950       41.9        44,197       41.4
                                             ---------   ---------    ---------  ---------     ---------   ---------
   Gross profit                                150,775       58.1        90,052       58.1        62,545       58.6
General, administrative and store operating
   expenses                                    105,412       40.6        65,246       42.1        47,411       44.4
                                             ---------   ---------    ---------  ---------     ---------   ---------
   Income from operations                       45,363       17.5        24,806       16.0        15,134       14.2
Income (expense), net                              409         .1           177         .1          (151)       (.2)
                                             ---------   ---------    ---------  ---------     ---------   ---------
   Income before taxes                          45,772       17.6        24,983       16.1        14,983       14.0
Provision for income taxes                      17,393        6.7         9,494        6.1         5,844        5.4
                                             ---------   ---------    ---------  ---------     ---------   ---------
   Net income                                 $ 28,379       10.9%    $  15,489       10.0%    $   9,139        8.6%
                                             =========   =========    =========  =========     =========   =========


Fifty-Three Weeks Ended February 3, 2001 Compared to the Fifty-Two Weeks Ended January 29, 2000

         NET SALES. Net sales by Company-owned stores for the fifty-three weeks ended February 3, 2001 (fiscal 2000/2001 or the current period) increased by $102.4 million, or 67.1%, over net sales by Company-owned stores for the fifty-two weeks ended January 29, 2000 (fiscal 1999/2000 or the prior period). The increase was the result of a comparable Company store net sales increase of $52.0 million, $39.7 million additional sales from the new stores not yet included in the Company's comparable store base (net of sales of $1.1 million from six stores closed in fiscal 1999/2000 and fiscal 2000/2001), $5.3 million from the additional week in the current year versus the prior year and $2.7 million additional net sales from the Company's call center (website and catalog sales) which began operations in late May 2000.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS (CONTINUED)

         Net sales to franchisees for the current period increased by $2.1 million or 82.8% compared to net sales to franchisees for the prior period. The increase in net sales to franchisees was primarily due to a net increase in purchases by the franchisees as a whole, the opening by an existing franchisee of two additional franchised stores in fiscal 2000/2001 and one additional franchised store in fiscal 1999/2000, and the additional week in the current period versus the prior period.

         GROSS PROFIT. Gross profit for the current period was $150.8 million, or 58.1% of net sales, compared with $90.1 million, or 58.1% of net sales, for the prior period. Although the gross profit percentage showed no appreciable change in the current period versus the prior period, the Company experienced a decline in the gross margins at its seven outlet locations which was offset by a slight leverage in the Company's distribution center, product development and merchandising costs due to the Company's 34.3% comparable Company store sales increase for the current period.

         GENERAL, ADMINISTRATIVE AND STORE OPERATING EXPENSES. General, administrative and store operating expenses increased to $105.4 million, or 40.6% of net sales, in the current period from $65.2 million, or 42.1% of net sales, in the prior period. The increase in general, administrative and store operating expenses was, for the most part, the result of increases in store operating expenses, including store compensation, occupancy and other costs associated with additional store openings and, to a lesser degree, an increase in marketing expenses. The decrease in these expenses as a percentage of net sales was principally due to leverage associated with the Company's 34.3% comparable Company store sales increase for the current period, net of an increase in marketing expenses as a percentage of sales.

         INTEREST INCOME, NET. The Company had net interest income during the current period of approximately $408,000 versus approximately $178,000 in the prior period. The increase in net interest income was primarily a result of the Company's increased cash and marketable securities position throughout most of the year, as well as improved interest rates earned on cash and marketable securities.

         NET INCOME. As a result of the factors discussed above, net income reflects an increase of 83.2% to $28.4 million in the current period from net income of $15.5 million in the prior period. The income tax provision represented an effective rate of 38.0% for the current and prior period.

FIFTY-TWO WEEKS ENDED JANUARY 29, 2000 COMPARED TO THE FIFTY-TWO WEEKS ENDED JANUARY 30, 1999

         NET SALES. Net sales by Company-owned stores for the fifty-two weeks ended January 29, 2000 (fiscal 1999/2000) increased by $47.5 million, or 45.2%, over net sales by Company-owned stores for the comparable fifty-two weeks ended January 30, 1999 (fiscal 1998/1999). The increase was the result of a comparable Company store net sales increase of $23.7 million and $23.8 million additional sales from the new (or reacquired) stores not yet included in the Company's comparable store base, net of sales of $2.3 million from five stores closed in fiscal 1998/1999 and fiscal 1999/2000 and exclusive of special liquidation sales.

         Net sales to franchisees for fiscal 1999/2000 increased by approximately $768,000 or 43.6% compared to net sales to franchisees for fiscal 1998/1999. The increase in net sales to franchisees primarily reflects increased sales to franchisees due to the opening of two additional franchised locations (one each in fiscal 1998/1999 and fiscal 1999/2000) by an existing franchisee and by a net increase in purchases by the other franchised stores.

         GROSS PROFIT. Gross profit for fiscal 1999/2000 was $90.1 million, or 58.1% of net sales, compared with $62.5 million, or 58.6% of net sales, for fiscal 1998/1999. The decrease in the gross profit percentage primarily resulted from additional promotional activities and entitlement to discounts including those associated with expanding the Company's preferred customer club (the "Passport Club") which was relaunched in the first quarter of this year.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS (CONTINUED)

  To a lesser degree, the decrease was the result of the mix of product which generally included a lower average initial mark-up.

         GENERAL, ADMINISTRATIVE AND STORE OPERATING EXPENSES. General, administrative and store operating expenses increased to $65.2 million, or 42.1% of net sales, in fiscal 1999/2000 from $47.4 million, or 44.4% of net sales, in fiscal 1998/1999. The increase in general, administrative and store operating expenses was, for the most part, the result of increases in store operating expenses, including store compensation, occupancy and other costs associated with additional store openings. The decrease in these expenses as a percentage of net sales was principally due to direct store and non-store general and administrative costs, which decreased as a percentage of net sales due to leverage associated with the 23.3% comparable Company store net sales increase. This decrease was partially offset by a .7% increase in marketing and promotion costs.

         INTEREST INCOME, NET. The Company had net interest income during fiscal 1999/2000 of approximately $177,000 versus net interest expense of approximately $151,000 in the prior period. The improvement to net interest income from net interest expense was primarily a result of increased interest earnings during fiscal 1999/2000 resulting from the Company's increased overall cash position, as well as improved yields related to its investments in marketable securities.

         NET INCOME. As a result of the factors discussed above, net income reflects an increase of 69.5% to $15.5 million in fiscal 1999/2000 from net income of $9.1 million in fiscal 1998/1999. The income tax provision represented an effective rate of 38.0% for fiscal 1999/2000 and 39.0% in fiscal 1998/1999. The decrease in the income tax rate is attributable to a decrease in the effective state income tax rate associated with certain restructurings of the Company's operations, net of a Federal income tax rate increase due to higher earnings.

COMPARABLE COMPANY-OWNED STORE NET SALES

         Comparable Company-owned store net sales increased by 34.3% for the fifty-three weeks ended February 3, 2001 when compared to the previous comparable fifty-three weeks. Comparable Company-owned store net sales data is calculated based on the change in net sales of currently open Company-owned stores that have been operated as a Company store for at least thirteen months including stores that have been expanded or relocated within the same general market area (approximately five miles).

         The comparable store percentages reported above include 30 stores that were expanded within the last 2 fiscal years by an average of 771 net selling square feet. If the stores that were expanded had been excluded from the comparable Company-owned store base, the increase in comparable Company-owned store net sales would have been 32.4% for fiscal 2000/2001. In fiscal 1999/2000, 1998/1999 and 1997/1998, the exclusion of similar expansions/relocations from the comparable Company-owned store base would have resulted in full year same store sales increases of 22.7%, 29.8% and 10.2%, respectively (versus 23.3%, 30.3% and 10.7% respectively, as reported). The Company does not consider this material to overall comparable store net sales and believes the inclusion of expanded stores in the comparable store net sales to be appropriate, consistent with the practice followed by the Company in prior periods and by other retailers.

         The Company believes that the increase in comparable Company store net sales in the current fiscal year resulted from the continuing effort to focus the Company's product development, merchandise planning, buying and marketing departments on Chico's target customer. The Company also believes that the look, fit and pricing policy of the Company's product was in line with the needs of its target customer and that the increase in comparable store sales was also fueled by increased direct mailings, a larger database of existing customers for such mailings, national magazine advertising which began in November 1999 and the success of the Company's preferred customer club (the "Passport Club"). To a lesser degree, the Company believes the increase was due to increased store-level training efforts associated with ongoing training programs and

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

strong sales associated with several styles of clothing produced from a related group of fabrics introduced by the Company in the fourth quarter of fiscal 1997/1998.

         The following table sets forth for each of the four quarters of the previous four fiscal years, the percentage change in comparable store net sales at Company-owned stores from the comparable period in the prior fiscal year:


                                    FISCAL YEAR ENDED
                                    -----------------
                            2/3/01      1/29/00     1/30/99   1/31/98
                            ------      -------     -------   -------
Full Year                   34.3%       23.3%       30.3%     10.7%
First Quarter               30.9%       22.6%       31.7%     (1.1)%
Second Quarter              34.3%       17.2%       23.0%     13.3%
Third Quarter               39.1%       26.9%       28.5%     12.0%
Fourth Quarter              32.2%       26.5%       38.5%     20.1%


LIQUIDITY AND CAPITAL RESOURCES

         The Company's primary ongoing capital requirements are for funding capital expenditures to new, expanded, relocated and remodeled stores and merchandise inventory purchases. In addition, over the past twelve months, the Company experienced the need for capital to address expansions of its office and design facility at its headquarters, the acquisition of new point-of-sale devices for a chain-wide rollout beginning in the first quarter of 2001 and the development of infrastructure, including an internal call and fulfillment center, to support the Company's expansion into catalog and Internet sales which began operations in late May of 2000.

         During the current fiscal year (current year) and the prior fiscal year (prior year), the Company's primary source of working capital was cash flow from operations of $39.2 million and $17.1 million, respectively. The increase in cash flow from operations of $22.1 million was primarily due to an increase of $12.9 million in net income, an increase of $14.5 million in accounts payable and accrued liabilities (versus an increase of $2.9 million in the prior year), an increase of $2.7 million in depreciation and amortization, net of an increase in inventories of $9.6 million (versus an increase of $4.7 million in the prior year), and an increase in receivables and prepaid expenses of $2.9 million (versus an increase of $.7 million in the prior year). The increase in accounts payable and inventories is associated with increased inventory purchase activities to support the Company's significant overall sales increases. The increase in accrued expenses is related to increases in reserves and expense accruals related to the significant increase in earnings, sales and payroll. The increase in prepaid expenses was caused by timing of the Company's year end which required February rent checks to be paid in fiscal January and the increase in receivables was caused by a Federal tax refund receivable, an increase in tenant improvement monies receivable and a general increase in franchise receivables related to increased sales.

         The Company invested $40.5 million in the current fiscal year for capital expenditures. The capital expenditures for the current fiscal year included $28.2 million primarily associated with the planning and opening of new Company stores, and the remodeling/relocating/expansion of numerous existing stores, $4.4 million for new point-of-sale devices, $5.6 million for the expansion of its office and design facilities and $2.3 million for the development of infrastructure associated with catalog and Internet sales. During the same period in the prior fiscal year, the Company invested $15.2 million primarily for capital expenditures associated with the opening of new Company stores, and the remodeling of several existing stores.

         During the current year, two of the Company's officers and its three independent directors exercised 248,735 stock options at prices ranging from $1.625 to $11.344 and several employees and

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS (CONTINUED)


former employees exercised 103,719 options at prices ranging from $1.625 to $13.125. Also during this period, the Company sold 18,381 shares of common stock under its employee stock purchase plan at prices of $15.25 and $27.52. The proceeds from these issuances of stock, together with the tax benefit recognized by the Company, amounted to approximately $4.2 million.

         As more fully described in "Item 1" beginning on page 15 of the Company's Annual Report on Form 10-K for the fiscal year ended February 3, 2001, the Company is subject to ongoing risks associated with imports. The Company's reliance on sourcing from foreign countries causes the Company to be exposed to certain unique business and political risks. Import restrictions, including tariffs and quotas, and changes in such tariffs or quotas could affect the importation of apparel generally and, in that event, could increase the cost or reduce the supply of apparel available to the Company and have an adverse effect on the Company's business, financial condition and/or results of operations. The Company's merchandise flow could also be adversely affected by political instability in any of the countries in which its goods are manufactured, by significant fluctuations in the value of the U.S. dollar against applicable foreign currencies and by restrictions on the transfer of funds.

         The Company plans to open a minimum of approximately 55 Company-owned new stores in fiscal 2001/2002, 5 of which were open as of April 20, 2001. Further, the Company plans to open between 55 and 60 Company-owned new stores in fiscal 2002/2003. The Company believes that the liquidity needed for its planned new store growth, continuing remodel/expansion program, and maintenance of proper inventory levels associated with this growth will be funded primarily from cash flow from operations and its strong existing cash balances. The Company further believes that this liquidity will be sufficient, based on currently planned new store openings, to fund anticipated capital needs over the near-term, including scheduled debt repayments. Given the Company's existing cash and marketable securities balances and the capacity included in its bank credit facilities, the Company does not believe that it would need to seek other sources of financing to conduct its operations or pursue its expansion plans even if cash flow from operations should prove to be less than anticipated or even if there should arise a need for additional letter of credit capacity due to establishing new and expanded sources of supply, or if the Company were to increase the number of new Company stores planned to be opened in future periods.

SEASONALITY AND INFLATION

         Although the operations of the Company are influenced by general economic conditions, the Company does not believe that inflation has had a material effect on the results of operations during the current or prior periods. The Company does not consider its business to be seasonal.

CERTAIN FACTORS THAT MAY AFFECT FUTURE RESULTS

         This annual report may contain forward-looking statements which reflect the current views of the Company with respect to certain events that could have an effect on the Company's future financial performance. These statements include the words "expects", "believes", and similar expressions. These forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from historical results or those currently anticipated. These potential risks and uncertainties include ability to secure customer acceptance of Chico's styles, propriety of inventory mix and sizing, quality of merchandise received from vendors, timeliness of vendor production and deliveries, increased competition, extent of the market demand by women for private label clothing and related accessories, adequacy and perception of customer service, ability to coordinate product development along with buying and planning, rate of new store openings, performance of management information systems, ability to hire, train, energize and retain qualified sales associates and other employees, availability of quality store sites, ability to hire and retain qualified managerial employees, ability to effectively and efficiently establish and operate catalog and Internet sales activities and other risks. In addition, there are

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

potential risks and uncertainties that are peculiar to the Company's reliance on sourcing from foreign vendors including the impact of work stoppages, transportation delays and other interruptions, political instability, foreign currency fluctuations, imposition of and changes in tariffs and import and export controls such as import quotas, changes in governmental policies in or towards such foreign countries and other similar factors.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         The market risk of the Company's financial instruments as of February 3, 2001 has not significantly changed since January 29, 2000. The Company is exposed to market risk from changes in interest rates on its indebtedness. The Company's exposure to interest rate risk relates in part to its revolving line of credit with its bank; however, as of February 3, 2001, the Company did not have any outstanding balance on its line of credit and, given its strong liquidity position, does not expect to utilize its line of credit in the foreseeable future except for its continuing use of the letter of credit facility portion thereof. The Company's exposure to interest rate risk also relates to its $5.2 million mortgage loan indebtedness which bears a variable interest rate based upon changes in the LIBOR rate.

TRADING AND DIVIDEND INFORMATION

         The following table sets forth, for the periods indicated, the range of high and low closing sale prices for the Common Stock, as reported on the Nasdaq National Market System. (1) (2)


   FOR THE FISCAL YEAR ENDED FEBRUARY 3, 2001                            HIGH         LOW
                                                                         ----         ---
      Fourth Quarter (October 29, 2000 - February 3, 2001)             $43.50       $17.38
      Third Quarter (July 30, 2000 - October 28, 2000)                  40.00        27.75
      Second Quarter (April 30, 2000 - July 29, 2000)                   29.25        16.31
      First Quarter (January 30, 2000 - April 29, 2000)                 21.75         8.81


   FOR THE FISCAL YEAR ENDED JANUARY 29, 2000                           HIGH(3)       LOW(3)
                                                                        ----          ---
      Fourth Quarter (October 31, 1999 - January 29, 2000)             $22.38       $13.69
      Third Quarter (August 1, 1999 - October 30, 1999)                 17.50         9.34
      Second Quarter (May 2, 1999 - July 31, 1999)                      14.88        10.56
      First Quarter (January 31, 1999 - May 1, 1999)                    16.31         8.81

     (1) On April 11, 2001, the Company commenced its trading on the New York Stock Exchange.

     (2) Closing sale prices are not adjusted to reflect the 3 for 2 stock split announced by the Company in April 2001 and to be distributed in May 2001.

     (3) Adjusted for the 2 for 1 stock split distributed on January 14, 2000 to stockholders of record on December 27, 1999.

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

         The approximate number of equity security holders of the Company is as follows:

                                                              NUMBER OF RECORD HOLDERS
              TITLE OF CLASS                                    AS OF APRIL 16, 2001
       ----------------------------                           ------------------------
  Common Stock, par value $.01 per share                                  407

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

TO CHICO'S FAS, INC. AND SUBSIDIARIES:

We have audited the accompanying consolidated balance sheets of Chico's FAS, Inc. (a Florida corporation) and subsidiaries as of February 3, 2001, and January 29, 2000, and the related consolidated statements of income, stockholders' equity and cash flows for the fiscal years ended February 3, 2001, January 29, 2000, and January 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chico's FAS, Inc. and subsidiaries as of February 3, 2001, and January 29, 2000, and the results of their operations and their cash flows for the fiscal years ended February 3, 2001, January 29, 2000, and January 30, 1999, in conformity with accounting principles generally accepted in the United States.


/s/  Arthur Anderson  LLP


Tampa, Florida,
         March 5, 2001

                        CHICO'S FAS, INC. AND SUBSIDIARIES

                            CONSOLIDATED BALANCE SHEETS

                                                                               FEBRUARY 3,     JANUARY 29,
                                   ASSETS                                          2001           2000
                                   ------                                      -----------     ------------
CURRENT ASSETS:
Cash and cash equivalents ...............................................     $  3,914,118     $  3,980,930
Marketable securities ...................................................       14,221,520       13,995,527
Receivables, less allowances of $155,000 and $93,000 for sales returns,
    respectively ........................................................        2,998,910        1,706,661
Inventories .............................................................       24,394,162       14,834,800
Prepaid expenses ........................................................        2,254,349          668,695
Deferred taxes ..........................................................        3,003,000        2,038,000
                                                                              ------------     ------------
    Total current assets ................................................       50,786,059       37,224,613
PROPERTY AND EQUIPMENT, net .............................................       65,585,011       31,344,997
DEFERRED TAXES ..........................................................          747,000        1,106,000
OTHER ASSETS, net .......................................................          688,547          640,211
                                                                              ------------     ------------
                                                                              $117,806,617     $ 70,315,821
                                                                              ============     ============
         LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Accounts payable ........................................................     $ 13,751,762     $  5,982,684
Accrued liabilities .....................................................       11,299,352        4,593,104
Current portion of debt and lease obligations ...........................          276,410          260,111
                                                                              ------------     ------------
    Total current liabilities ...........................................       25,327,524       10,835,899


DEBT AND LEASE OBLIGATIONS, excluding current portion ...................        7,157,852        6,839,180
                                                                              ------------     ------------
    Total liabilities ...................................................       32,485,376       17,675,079
                                                                              ============     ============
COMMITMENTS AND CONTINGENCIES

    STOCKHOLDERS' EQUITY:
Common stock, $.01 par value; 50,000,000 shares authorized and
    17,499,371 and 17,128,536 shares issued and outstanding,
    respectively.........................................................          174,994          171,285
Additional paid-in capital ..............................................       18,935,829       14,709,238
Retained earnings .......................................................       66,163,172       37,784,553
Accumulated other comprehensive gain (loss) .............................           47,246          (24,334)
                                                                              ------------     ------------
Total stockholders' equity ..............................................       85,321,241       52,640,742
                                                                              ============     ============
                                                                              $117,806,617     $ 70,315,821
                                                                              ============     ============


   The accompanying notes are an integral part of these consolidated balance sheets.

                       CHICO'S FAS, INC. AND SUBSIDIARIES

                        CONSOLIDATED STATEMENTS OF INCOME

                                                 FISCAL YEAR      FISCAL YEAR       FISCAL YEAR
                                                   ENDED             ENDED             ENDED
                                                 FEBRUARY 3,       JANUARY 29,       JANUARY 30,
                                                    2001              2000              1999
                                                -------------     -------------     -------------
NET SALES BY COMPANY STORES ...............     $ 254,824,364     $ 152,473,637     $ 104,981,219
NET SALES TO FRANCHISEES ..................         4,621,532         2,528,644         1,760,374
                                                -------------     -------------     -------------
    Net sales .............................       259,445,896       155,002,281       106,741,593

COST OF GOODS SOLD ........................       108,670,577        64,949,930        44,196,426
                                                -------------     -------------     -------------
    Gross profit ..........................       150,775,319        90,052,351        62,545,167

GENERAL, ADMINISTRATIVE AND STORE
  OPERATING EXPENSES ......................       105,411,846        65,246,577        47,411,057
                                                -------------     -------------     -------------
    Income from operations ................        45,363,473        24,805,774        15,134,110

INTEREST INCOME (EXPENSE), net ............           408,146           177,606          (151,002)
                                                -------------     -------------     -------------
    Income before income taxes ............        45,771,619        24,983,380        14,983,108

INCOME TAX PROVISION ......................        17,393,000         9,494,000         5,844,000
                                                -------------     -------------     -------------
    Net income ............................     $  28,378,619     $  15,489,380     $   9,139,108
                                                =============     =============     =============
PER SHARE DATA:
  Net income per common share - basic .....     $        1.64     $         .91     $         .56
  Net income per common and common
    equivalent share - diluted ............     $        1.56     $         .88     $         .54

  Weighted average common shares
    outstanding - basic ...................        17,351,953        16,942,233        16,335,518
  Weighted average common and common
    equivalent shares outstanding -
    diluted................................        18,147,865        17,681,038        17,059,792


     The accompanying notes are an integral part of these consolidated statements.

                       CHICO'S FAS, INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                                     ACCUMULATED
                                                     COMMON STOCK          ADDITIONAL                  OTHER
                                                               PAR          PAID-IN      RETAINED   COMPREHENSIVE
                                                 SHARES       VALUE         CAPITAL      EARNINGS    (LOSS) GAIN     TOTAL
                                             ------------  ------------  ------------  ------------  ------------  ------------
BALANCE, JANUARY 31, 1998 ..............        8,011,317  $     80,113  $  8,219,707  $ 13,156,065  $         --  $ 21,455,885
  Net income for the fiscal year ended
     January 30, 1999 ..................               --            --            --     9,139,108            --     9,139,108
  Issuance of common stock .............          381,699         3,817     2,209,223            --            --     2,213,040
  Tax benefit of stock options
     exercised..........................               --            --     1,495,000            --            --     1,495,000
                                             ------------  ------------  ------------  ------------  ------------  ------------
BALANCE, JANUARY 30, 1999 ..............        8,393,016        83,930    11,923,930    22,295,173            --    34,303,033
  Net income for the fiscal year ended
     January 29, 2000 ..................               --            --            --    15,489,380            --    15,489,380
  Unrealized loss on marketable
     securities, net ...................               --            --            --            --       (24,334)      (24,334)
                                                                                                                   ------------
        Comprehensive income ...........                                                                             15,465,046
  Issuance of common stock .............          171,252         1,713     1,746,950            --            --     1,748,663
  Tax benefit of stock options
     exercised..........................               --            --     1,124,000            --            --     1,124,000
  Two-for-one stock split ..............        8,564,268        85,642       (85,642)           --            --            --
                                             ------------  ------------  ------------  ------------  ------------  ------------
BALANCE, JANUARY 29, 2000 ..............       17,128,536       171,285    14,709,238    37,784,553       (24,334)   52,640,742
  Net income for the fiscal year ended
     February 3, 2001 ..................               --            --            --    28,378,619            --    28,378,619
  Unrealized gain on marketable
     securities, net ...................               --            --            --            --        71,580        71,580
                                                                                                                   ------------
        Comprehensive income ...........                                                                             28,450,199
  Issuance of common stock .............          370,835         3,709     1,539,435            --            --     1,543,144
  Stock option compensation ............               --            --        70,156            --            --        70,156
  Tax benefit of stock options
     exercised..........................               --            --     2,617,000            --            --     2,617,000
                                             ------------  ------------  ------------  ------------  ------------  ------------
  BALANCE, FEBRUARY 3, 2001 ............       17,499,371  $    174,994  $ 18,935,829  $ 66,163,172  $     47,246  $ 85,321,241
                                             ============  ============  ============  ============  ============  ============



     The accompanying notes are an integral part of these consolidated statements.

                       CHICO'S FAS, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                            FISCAL YEAR ENDED FISCAL YEAR ENDED  FISCAL YEAR ENDED
                                                                FEBRUARY 3,      JANUARY 29,        JANUARY 30,
                                                                  2001             2000                1999
                                                            ----------------- -----------------  -----------------
CASH FLOWS FROM OPERATING
  ACTIVITIES:
  Net income ............................................     $ 28,378,619      $ 15,489,380      $  9,139,108
                                                              ------------      ------------      ------------
  Adjustments to reconcile net income to net cash
     provided by operating activities--
     Depreciation and amortization ......................        5,977,744         3,307,539         2,407,799
     Stock option compensation ..........................           70,156                --                --
     Deferred tax benefit ...............................         (606,000)         (746,000)         (588,000)
     Tax benefit of options exercised ...................        2,617,000         1,124,000         1,495,000
     Deferred rent expense, net .........................          406,971           238,498           216,978
     Loss from disposal of property and equipment .......          393,970           354,498           195,027
  (Increase) decrease in assets--
     Receivables ........................................       (1,292,249)         (557,583)         (254,183)
     Inventories ........................................       (9,559,362)       (4,729,647)         (579,681)
     Prepaid expenses ...................................       (1,585,654)         (157,810)          156,260
     Other assets .......................................         (109,821)         (125,270)          (46,418)
  Increase in liabilities--
     Accounts payable ...................................        7,769,078         1,987,561           474,858
     Accrued liabilities ................................        6,706,248           913,749         1,138,980
                                                              ------------      ------------      ------------
       Total adjustments ................................       10,788,081         1,609,535         4,616,620
                                                              ------------      ------------      ------------
       Net cash provided by operating activities ........       39,166,700        17,098,915        13,755,728
                                                              ------------      ------------      ------------

CASH FLOWS FROM OPERATING
  ACTIVITIES:
  Redemption of certificate of deposit ..................               --                --         1,000,000
  Purchases of marketable securities ....................      (30,131,458)      (14,019,861)               --
  Proceeds from sale of marketable securities, net ......       29,977,045                --                --
  Purchases of property and equipment ...................      (40,468,993)      (15,169,791)       (5,045,809)
                                                              ------------      ------------      ------------
       Net cash used in investing activities ............      (40,623,406)      (29,189,652)       (4,045,809)
                                                              ------------      ------------      ------------

CASH FLOWS FROM OPERATING
  ACTIVITIES:
  Proceeds from issuance of common stock ................        1,543,144         1,748,663         2,213,040
  Principal payments on debt ............................          (72,000)          (72,000)          (72,000)
  Principal payments on capital lease obligations .......               --           (89,772)          (77,404)
  Deferred finance costs ................................          (81,250)               --          (232,695)
                                                              ------------      ------------      ------------
     Net cash provided by financing activities ..........        1,389,894         1,586,891         1,830,941
                                                              ------------      ------------      ------------

     Net (decrease) increase in cash and
       cash equivalents .................................          (66,812)      (10,503,846)       11,540,860
CASH AND CASH EQUIVALENTS,
  Beginning of period ...................................        3,980,930        14,484,776         2,943,916
                                                              ------------      ------------      ------------
CASH AND CASH EQUIVALENTS,
  End of period .........................................     $  3,914,118      $  3,980,930      $ 14,484,776
                                                              ============      ============      ============

SUPPLEMENTAL DISCLOSURE OF NON-CASH
  INVESTING ACTIVITIES:
     Unrealized gain (loss) on marketable
       securities, net...................................     $     71,580      $    (24,334)     $         --


SUPPLEMENTAL DISCLOSURES OF
  CASH FLOW INFORMATION:
     Cash paid for interest .............................     $    893,811      $    566,205      $    611,238
     Cash paid for income taxes .........................     $ 15,839,172      $  9,409,705      $  4,873,065


     The accompanying notes are an integral part of these consolidated statements.

                       CHICO'S FAS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                FEBRUARY 3, 2001

1. BUSINESS ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES:

BUSINESS ORGANIZATION

The accompanying consolidated financial statements include the accounts of Chico's FAS, Inc., a Florida corporation, and its wholly-owned subsidiaries, Chico's Distribution, Inc., Chico's Concept, Inc. and Chico's Media, Inc. (collectively, the Company). The subsidiaries were formed in February 1999. The Company operates in one business segment as a specialty retailer of exclusively designed, private label casual clothing and related accessories. As of February 3, 2001, the Company's retail store system consisted of 250 stores located throughout the United States, 239 of which were owned and operated by the Company, and 11 of which were owned and operated by franchisees.

FISCAL YEAR

The Company has a 52-53 week fiscal year ending on the Saturday closest to January 31. The fiscal years ended February 3, 2001, January 29, 2000, and January 30, 1999, contained 53, 52 and 52 weeks, respectively.

FRANCHISE OPERATIONS

A summary of the changes in the number of the Company's franchise stores as compared to total company-owned stores as of February 3, 2001, and January 29, 2000, and for the fiscal years then ended is as follows:


                                                               FISCAL YEAR ENDED  FISCAL YEAR ENDED
                                                                  FEBRUARY 3,        JANUARY 29,
                                                                     2001               2000
                                                               -----------------  -----------------
            Franchise stores opened                                   2                 1
            Franchise stores purchased from franchisees               -                 -
            Franchise stores in operation at fiscal year-end         11                 9
            Company-owned stores at fiscal year-end                 239               191


PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECLASSIFICATIONS

Reclassifications of certain prior-year balances were made in order to conform with current-year presentation.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents includes cash on hand and in banks with original maturities of three months or less.

MARKETABLE SECURITIES

Marketable securities are classified as available-for-sale securities and are carried at fair value, with the unrealized holding gains and losses, net of income taxes, reflected as a separate component of stockholders' equity until realized. For the purposes of computing realized and unrealized gains and losses, cost is identified on a specific identification basis.

INVENTORIES

Raw material inventories of approximately $3,644,000 and $2,117,000 as of February 3, 2001, and January 29, 2000, respectively, are recorded at the lower of cost, using the first-in, first-out (FIFO) method, or market. All other inventories consist of finished clothing and accessories and are recorded at the lower of cost, using the last-in, first-out (LIFO) method, or market. If the lower of FIFO or market method had been used, inventories would have been approximately $1,153,000 and $586,000 higher at February 3, 2001, and January 29, 2000, respectively, than those reported in the accompanying consolidated balance sheets. Purchasing, distribution and design costs are expensed as incurred, and are included in the accompanying consolidated statements of income as a component of cost of goods sold.

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

OTHER ASSETS

Included in other assets are intangible assets which include legal and other costs of obtaining the Company's trademark and debt financing agreements, territory rights agreements related to franchise repurchases and franchise cancellation fees for stores that were acquired by the Company, and are currently in operation as company-owned stores. Trademark costs and non-compete agreements are being amortized on a straight-line basis over ten and five years, respectively; debt-financing costs are being amortized over the term of the respective debt agreement; and franchise cancellation fees are being amortized over the remaining terms of the related facilities' leases. Intangible assets, net of accumulated amortization, are approximately $187,000 and $249,000 as of February 3, 2001, and January 29, 2000,
respectively.

ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS

Long-lived assets, including identifiable intangibles, are reviewed periodically for impairment if events or changes in circumstances indicate that the carrying amount should be addressed. The Company has determined that there has been no impairment in the carrying value of long-lived assets, as of February 3, 2001.

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

FAIR VALUE OF FINANCIAL INSTRUMENTS

The book value of all financial instruments approximates their fair market value as of February 3, 2001, and January 29, 2000.

Revenue Recognition Net sales by Company stores include sales made to retail customers and shipments to catalog and Internet customers during the period, net of estimated customer returns. Net sales to franchisees include merchandise shipped to franchisees, net of estimated returns.

STORE PRE-OPENING COSTS

Operating costs (including store set-up, rent and training expenses) incurred prior to the opening of new stores are expensed as incurred and are included in general, administrative and store operating expenses in the accompanying consolidated statements of income.

COMMON STOCK SPLIT

On December 14, 1999, the Board declared a two-for-one stock split of the Company's common stock, payable in the form of a stock dividend on January 14, 2000, to shareholders of record as of the close of business on December 27, 1999. Accordingly, during the fiscal year ended January 29, 2000, all historical weighted average share and per share amounts and all references to the number of common shares elsewhere in the consolidated financial statements and notes thereto were restated to reflect the stock split. Share amounts presented in the consolidated balance sheets and consolidated statements of stockholders' equity reflect the actual share amounts outstanding for each period presented. Par value remains unchanged at $0.01.

NET INCOME PER COMMON AND COMMON EQUIVALENT SHARE

Basic earnings per share (EPS) is based on the weighted average number of common shares outstanding and diluted EPS is based on the weighted average number of common shares outstanding plus the dilutive common equivalent shares outstanding during the period. EPS has not been retroactively restated for the three-for-two common stock split announced subsequent to the date of the audit report (see Note 11).

The following is a reconciliation of the denominators of the basic and diluted EPS computations shown on the face of the accompanying consolidated statements of income as restated for the two-for-one stock split:

                                                     FISCAL YEAR ENDED     FISCAL YEAR ENDED      FISCAL YEAR ENDED
                                                        FEBRUARY 3,           JANUARY 29,            JANUARY 30,
                                                           2001                  2000                   1999
                                                     -----------------     -----------------      -----------------
 Weighted average common shares outstanding -
    basic..........................................     17,351,953             16,942,233             16,335,518
 Dilutive effect of options outstanding ...........        795,912                738,805                724,274
                                                        ----------             ----------             ----------
 Weighted average common and common equivalent
    shares outstanding - diluted ..................     18,147,865             17,681,038             17,059,792
                                                        ==========             ==========             ==========

The following options were outstanding as of the end of the fiscal years but were not included in the computation of diluted EPS because the options' exercise prices were greater than the average market price of the common shares:

                                    FISCAL YEAR ENDED         FISCAL YEAR ENDED      FISCAL YEAR ENDED
                                       FEBRUARY 3,               JANUARY 29,            JANUARY 30,
                                          2001                      2000                   1999
                                    -----------------         -----------------      -----------------
           Number of options             228,000                   11,459                 4,000
           Exercise price             $32.88-$34.75                $16.63             $11.53-$13.13
           Expiration date          August 7, 2010 -          October 25, 2009      December 21, 2008 -
                                    October 30, 2010                                  January 6, 2009

2. MARKETABLE SECURITIES:

Marketable securities classified as available-for-sale consisted of the following:

                                             FEBRUARY 3,      JANUARY 29,
                                                 2001            2000
                                            ------------     -------------
          Municipal bonds, cost .......     $ 14,174,274     $ 14,019,861
          Municipal bonds, fair value..       14,221,520       13,995,527
                                            ------------     -------------
          Unrealized gain (loss) ......     $     47,246     $    (24,334)
                                            ============     =============


During the fiscal year ended February 3, 2001, realized gains of approximately $5,000 were recognized on sales of the Company's marketable securities and are included in interest income in the accompanying consolidated statements of income. No realized gains or losses were recognized on sales of the Company's marketable securities during the fiscal year ended January 29, 2000. At February 3, 2001, approximately 60 percent of the Company's marketable securities mature within one year, 13 percent within three years and the remainder by 2029.

3. PROPERTY AND EQUIPMENT:

Property and equipment consisted of the following:


                                                   ESTIMATED           FEBRUARY 3,     JANUARY 29,
                                                  USEFUL LIVES            2001            2000
                                                  ------------        ------------     -------------
Land ..........................................                       $  1,039,904      $  1,039,904
Land improvements .............................     35 years             1,821,678         1,790,761
Building ......................................     20 - 35 years       11,693,884         6,321,714
Equipment .....................................     2 - 10 years        14,112,885         5,633,770
Furniture and fixtures ........................     3 - 10 years        13,970,657         7,057,023
Leasehold improvements ........................     1 - 10 years        37,559,359        19,373,988
                                                                      ------------     -------------
                                                                        80,198,367        41,217,160
Less--Accumulated depreciation and amortization                        (14,613,356)       (9,872,163)
                                                                      ------------     -------------
                                                                      $ 65,585,011      $ 31,344,997
                                                                      ============     =============


4. ACCRUED LIABILITIES:

Accrued liabilities consisted of the following:

                                                 FEBRUARY 3,       JANUARY 29,
                                                   2001             2000
                                                 -----------     ------------
Accrued payroll, bonuses and severance
  costs.....................................     $ 5,568,668     $ 2,002,931
Allowance for estimated merchandise returns.       3,469,700       1,698,000
Other ......................................       2,260,984         892,173
                                                 -----------     ------------
                                                 $11,299,352     $ 4,593,104
                                                 ===========     ============

5. INCOME TAXES:

The Company's total income tax provision consisted of the following:

                                 FISCAL YEAR ENDED FISCAL YEAR ENDED  FISCAL YEAR ENDED
                                    FEBRUARY 3,       JANUARY 29,        JANUARY 30,
                                       2001               2000               1999
                                 ----------------- -----------------  -----------------
Current:
  Federal ....................     $ 15,820,000      $  9,176,000      $  5,080,000
  State ......................        2,179,000         1,064,000         1,352,000
Deferred:
  Federal ....................         (492,000)         (635,000)         (462,000)
  State ......................         (114,000)         (111,000)         (126,000)
                                 ----------------- -----------------  -----------------
    Total income tax provision     $ 17,393,000      $  9,494,000      $  5,844,000
                                 ================= =================  =================

The reconciliation of the income tax provision based on the U.S. statutory federal income tax rate (35 percent) to the Company's income tax provision is as follows:

                                         FISCAL YEAR ENDED   FISCAL YEAR ENDED    FISCAL YEAR ENDED
                                             FEBRUARY 3,        JANUARY 29,          JANUARY 30,
                                                2001                 2000                1999
                                         -----------------   -----------------    ---------------------
Tax expense at the statutory rate ......     $16,020,000         $ 8,744,000         $ 5,094,000
State income tax expense, net of federal
  tax benefit ..........................       1,369,000             633,000             769,000
Other ..................................           4,000             117,000             (19,000)
                                         -----------------   -----------------    ---------------------
  Total income tax provision ...........     $17,393,000         $ 9,494,000         $ 5,844,000
                                         =================   =================    =====================

Deferred tax assets and liabilities are recorded due to different carrying amounts for financial and income tax reporting purposes arising from cumulative temporary differences. These differences consisted of the following as of February 3, 2001, and January 29, 2000:


                                   FEBRUARY 3,      JANUARY 29,
                                      2001             2000
                                  -------------    -------------
Assets:
   Accrued liabilities and
     allowances .............     $ 1,810,000      $ 1,180,000
   Inventories ..............       1,196,000          940,000
   Lease obligations ........         841,000          686,000
   Property and equipment ...              --          423,000
   Other ....................          84,000           85,000
                                  -------------    -------------
                                    3,931,000        3,314,000

Liabilities:
   Property and equipment ...        (108,000)              --
                                  -------------    -------------
                                    3,823,000        3,314,000
   Less-- Valuation allowance         (73,000)        (170,000)
                                  -------------    -------------
                                  $ 3,750,000      $ 3,144,000
                                  =============    =============

A valuation allowance of $97,000 was reversed during the fiscal year ended February 3, 2001, partly due to the utilization of a portion of net operating loss carryforwards.

6. DEBT AND LEASE OBLIGATIONS:

Debt and lease obligations consisted of the following:

                                                                                         FEBRUARY 3,      JANUARY 29,
                                                                                             2001            2000
                                                                                         ------------     -----------
Line of credit .....................................................................     $        --      $        --
Mortgage note (the Mortgage Note) secured by a first priority mortgage on land, land
   improvements, and certain building and equipment ................................       5,221,500        5,293,500
Deferred rent ......................................................................       2,212,762        1,805,791
                                                                                         ------------     -----------
   Total debt and lease obligations ................................................       7,434,262        7,099,291
   Less-- Current portion ..........................................................        (276,410)        (260,111)
                                                                                         ------------     -----------
                                                                                         $ 7,157,852      $ 6,839,180
                                                                                         ============     ===========

During the fiscal year ended February 3, 2001, the Company entered into a two-year unsecured revolving credit facility (the Credit Facility) whereby the Company may borrow up to $25 million. The Credit Facility consists of a $10 million line of credit (the Line) and $15 million in reserves for letters of credit (see Note 8). All borrowings under the Credit Facility bear interest, at the LIBOR rate (5.89 percent at February 3, 2001) plus an additional amount ranging from 0.80 percent to 2.90 percent, adjusted quarterly based on the Company's performance per annum (0.80 percent at February 3, 2001). The Company is also required to pay, quarterly in arrears, a commitment fee of 0.10 percent per annum on the average daily unused portion of the Line. There are no compensating balance requirements associated with the Credit Facility.

The Credit Facility contains certain restrictions regarding additional indebtedness, business operations, guaranties, transfers and sales of assets, transactions with subsidiaries or affiliates and liens. In addition, the Company must comply with certain quarterly restrictions (based on a rolling four-quarters basis) regarding net worth, leverage ratio, fixed charge coverage and current ratio requirements. The Company was in compliance with all covenants at February 3, 2001.

The Mortgage Note was financed with a bank, initially bearing interest at the bank's prime rate plus .5 percent. The Mortgage Note is payable in 84 monthly installments of $6,000, plus accrued interest, through December 2002, at which time the remaining principal balance is due. On October 14, 1997, an interest rate swap (the Swap) with a notional principal amount of approximately $5,462,000 was effectuated, whereby the interest at the bank's prime rate plus .5 percent was exchanged for a fixed rate of 9 percent of the outstanding principal of the Mortgage Note. The Company incurred no additional costs associated with the Swap during the fiscal year ended January 30, 1999. The Company bought out the Swap during the fiscal year ended January 29, 2000, for approximately $8,000, which is included in general, administrative and store operating expenses in the accompanying consolidated statements of income.

During the fiscal year ended February 3, 2001, in connection with the closing of the Credit Facility, the Company amended the Mortgage Note to provide that the existing indebtedness would bear interest under the same provision as that in the Credit Facility and the restrictive covenants would be modified to be the same as those in the Credit Facility.

Deferred rent represents the difference between actual operating lease obligations due and operating lease expense, which is recorded by the Company on a straight-line basis over the terms of its leases.

Maturities of the Mortgage Note are as follows as of February 3, 2001:

                  FISCAL YEAR ENDING                             AMOUNT
                                                          ---------------
                  2002...........................         $       72,000
                  2003...........................              5,149,500
                                                          ---------------
                                                          $    5,221,500
                                                          ===============


7. RELATED PARTY TRANSACTIONS:

Certain officers have entered into agreements with the Company which provide for base salaries, annual bonuses and certain severance benefits in the event that their employment is terminated by the Company "without cause" or following a "change of control" of the Company.

8. COMMITMENTS AND CONTINGENCIES:

The Company leases retail store space and various office equipment under operating leases expiring in various years through the fiscal year ending 2012. Certain of the leases provide that the Company may cancel the lease if the Company's retail sales at that location fall below an established level, while certain leases provide for additional rent payments to be made when sales exceed a base amount. Certain operating leases provide for renewal options for periods from three to five years at their fair rental value at the time of renewal. In the normal course of business, operating leases are generally renewed or replaced by other leases.

Minimum future rental payments under noncancellable operating leases (including leases with certain minimum sales cancellation clauses described below and exclusive of common area maintenance charges and/or contingent rental payments based on sales) as of February 3, 2001, were as follows:

                  FISCAL YEAR ENDING                          AMOUNT
                  ------------------                     ---------------
                  2002...........................         $    11,539,777
                  2003...........................             10,672,290
                  2004...........................              9,569,007
                  2005...........................              8,417,435
                  2006...........................              6,701,853
                  Thereafter.....................             17,967,591
                                                         ---------------
                                                         $    64,867,953
                                                         ===============

As mentioned earlier, a majority of the Company's store operating leases contain cancellation clauses that allow the leases to be terminated at the Company's discretion, if certain minimum sales levels are not met within the first few years of the lease term. The Company has not historically exercised many of these cancellation clauses and, therefore, has included the full lease terms of such leases in the above table. For the fiscal years ended February 3, 2001, January 29, 2000, and January 30, 1999, total rent expense under the Company's operating leases was approximately $21,185,000, $14,843,000 and $11,332,000, respectively, including common area maintenance charges of approximately $2,511,000, $1,827,000 and $1,480,000, other rental charges of approximately $2,473,000, $1,928,000 and $1,637,000, and contingent rental expense of approximately $2,437,000, $1,084,000 and $426,000, based on sales, respectively.

At February 3, 2001, the Company had approximately $8,097,000 in commercial letters of credit outstanding (see Note 6), which have arisen in the normal course of business due to foreign purchase commitments.

The Company is involved in claims and actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the financial position of the Company.

9. STOCK OPTION PLANS AND CAPITAL STOCK TRANSACTIONS:

1992 STOCK OPTION PLAN

During fiscal year 1992, the Board of Directors (the Board) approved a stock option plan (the 1992 Plan), which reserved approximately 749,000 shares of common stock for future issuance under the 1992 Plan to eligible employees of the Company. The per share exercise price of each stock option is not less than the fair market value of the stock on the date of grant or, in the case of an employee owning more than 10 percent of the outstanding stock of the Company and to the extent incentive stock options, as opposed to nonqualified stock options, are issued, the price is not less than 110 percent of such fair market value. Also, the aggregate fair market value of the stock with respect to which incentive stock options are exercisable for the first time by an employee in any calendar year may not exceed $100,000. Options granted under the terms of the 1992 Plan generally vest evenly over three years and have a 10-year term. As of February 3, 2001, approximately 280,000 nonqualified options were outstanding and approximately 468,000 had been exercised under the 1992 Plan.

1993 STOCK OPTION PLAN

During fiscal year 1993, the Board approved a stock option plan (the 1993
Plan), which reserved approximately 1,161,000 shares of common stock for future issuance under the 1993 Plan to eligible employees of the Company. During the fiscal year ended January 29, 2000, the Board amended the 1993 Plan to increase the aggregate number of shares available for purchase by 1,000,000 shares. The terms of the 1993 Plan are essentially the same as the 1992 Plan. As of February 3, 2001, approximately 1,244,000 nonqualified options were outstanding and approximately 322,000 had been exercised under the 1993 Plan.

INDEPENDENT DIRECTORS' PLAN

In October 1998, the Board approved a stock option plan (the Independent Directors' Plan) which reserved 300,000 shares of common stock for future issuance to eligible independent directors of the Company. Options granted under the terms of the Independent Directors' Plan vest after six months and have a 10-year term. As of February 3, 2001, 90,000 shares had been granted under the Independent Directors' Plan. Since 1993 and prior to adoption of the Independent Directors' Plan, four independent directors of the Company had been granted a total of 393,000 nonqualified options through individual grants at exercise prices ranging from $1.63 to $13.56. Subsequent to the adoption of the Independent Directors' Plan, three independent directors of the Company were granted 30,000 nonqualified stock options through individual grants at an exercise price of $19.31 per share. As of February 3, 2001, approximately 162,000 of these individual grant nonqualified options and options under the Independent Directors' Plan were outstanding and approximately 231,000 had been exercised.

EXECUTIVE OFFICERS' SUPPLEMENTARY STOCK OPTION PROGRAM

During the fiscal year ended February 3, 2001, the Board approved an executive officers' supplementary stock option program (the Executive Officers' Program), which reserved 250,000 shares of common stock for future issuance to eligible executive officers of the Company. Options granted under the terms of the Executive Officers' Program vest evenly over three years and have a 10-year term. As of February 3, 2001, all 250,000 shares had been granted under the Executive Officers' Program at exercise prices ranging from $22.96 to $34.44. Of the 250,000 shares granted during the fiscal year ended February 3, 2001, 30,000 shares were granted at exercise prices below fair market value. The granting of these shares resulted in stock compensation expense of approximately $70,000 being recorded in the accompanying consolidated financial statements. As of February 3, 2001, all of these nonqualified options were outstanding.

AGGREGATE STOCK OPTION ACTIVITY

As of February 3, 2001, 1,936,035 nonqualified options were outstanding at a weighted average exercise price of $10.80 per share, and 805,651 remained available for future grants. Of the options outstanding, 1,112,066 options were exercisable.

Stock option activity for the fiscal years ended February 3, 2001, January 29, 2000, and January 30, 1999, was as follows:


                                           FISCAL YEAR ENDED             FISCAL YEAR ENDED           FISCAL YEAR ENDED
                                           FEBRUARY 3, 2001              JANUARY 29, 2000            JANUARY 30, 1999
                                       -----------------------     --------------------------    -------------------------
                                                      WEIGHTED-                     WEIGHTED-                   WEIGHTED-
                                         NUMBER        AVERAGE        NUMBER        AVERAGE       NUMBER         AVERAGE
                                          OF          EXERCISE         OF           EXERCISE        OF           EXERCISE
                                        OPTIONS         PRICE        OPTIONS         PRICE        OPTIONS         PRICE
                                       ---------     ---------     ----------     -----------    ---------    ------------
Outstanding, beginning  of period.     1,715,958     $    5.14      1,605,306     $    3.02      1,955,554     $   2.57
  Granted ........................       600,000         22.58        397,000         12.27        391,500         4.50
  Exercised ......................      (352,454)         3.40       (273,346)         3.21       (693,848)        2.64
  Canceled or expired ............       (27,469)         9.39        (13,002)         2.37        (47,900)        2.46
                                       ---------                   ----------                    ---------
Outstanding, end of period .......     1,936,035         10.80      1,715,958          5.14      1,605,306         3.02
                                       =========                   ==========                    =========
Options exercisable, end of
  period..........................     1,112,066          5.16      1,023,677          3.54        865,386         3.05


The following table summarizes information about stock options as of February 3, 2001:

                                                    OPTIONS OUTSTANDING                 OPTIONS EXERCISABLE
                                         --------------------------------------       ------------------------
                                                         WEIGHTED-
                                                          AVERAGE      WEIGHTED-                     WEIGHTED-
                                                         REMAINING      AVERAGE                       AVERAGE
                       RANGES OF           NUMBER       CONTRACTUAL    EXERCISE          NUMBER      EXERCISE
                    EXERCISE PRICES      OUTSTANDING   LIFE (YEARS)      PRICE         EXERCISABLE     PRICE
                  -----------------      ----------- ----------------- --------       -------------  ---------
                  $1.63 -   $4.99          911,432         5.71         $2.79            826,959      $2.61
                  $5.00 -   $9.99           67,000         3.94          6.12             77,000       6.16
                  $10.00 - $19.99          669,603         8.73         13.12            178,107      13.89
                  $20.00 - $34.75          288,000         9.60         31.82             30,000      21.12
                                         ----------- ----------------- --------       -------------  ---------
                                          1,936,035        7.27         $10.80          1,112,066     $5.16
                                         =========== ================= ========       =============  =========

EMPLOYEE STOCK PURCHASE PLAN

The Board adopted a noncompensatory employee stock purchase plan (ESPP), which became effective upon the consummation of the Company's initial public offering on April 1, 1993, and as amended, that covers an aggregate of approximately 228,000 shares of common stock. Under the ESPP, all employees are given the right to purchase up to 800 shares of the common stock of the Company two times a year at a price equal to 85 percent of the value of the stock immediately prior to the beginning of each exercise period. During the fiscal years ended February 3, 2001, January 29, 2000, and January 30, 1999, approximately 18,000, 69,000 and 70,000 shares, respectively, were purchased under the ESPP. The Company recognized no compensation expense for the issuance of these shares.

SFAS NO. 123, "ACCOUNTING FOR STOCK-BASED COMPENSATION"

The Company accounts for its stock-based compensation plans under Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25). The FASB later issued Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation" (SFAS
123). SFAS 123 allows companies to continue following the accounting guidance of APB 25, but requires pro forma disclosure of net income and EPS for the effects on compensation expense had the accounting guidance of SFAS 123 been adopted. The pro forma disclosures are required only for options granted in fiscal years that begin after December 15, 1994.

For SFAS 123 purposes, the fair value of each option granted has been estimated as of the grant date using the Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 6.3, 6.2 and 6.3 percent for the fiscal years ended February 3, 2001, January 29, 2000, and January 30, 1999, respectively, expected life of seven years, no expected dividends, and expected volatility of 74, 67 and 75 percent for the fiscal years ended February 3, 2001, January 29, 2000, and January 30, 1999, respectively. The weighted average fair value of options granted during the fiscal years ended February 3, 2001, January 29, 2000, and January 30, 1999, was $18.38, $12.27 and $9.05, respectively. Options granted under the 1992 Plan and 1993 Plan vest ratably over three years. All other options were either exercisable after six months or vested ratably over three years. The term of all options granted is 10 years. Had compensation expense been determined consistent with SFAS 123, utilizing the assumptions detailed above, the Company's net income and net income per common and common equivalent shares outstanding would have been changed to the following pro forma amounts for the fiscal years ended February 3, 2001, January 29, 2000, and January 30, 1999:


                                                                                 FISCAL YEAR  FISCAL YEAR  FISCAL YEAR
                                                                                   ENDED        ENDED        ENDED
                                                                                 FEBRUARY 3,  JANUARY 29,  JANUARY 30,
                                                                                    2001         2000         1999
                                                                                 -----------  ------------ -----------
                  Net income:
                    As reported................................................  $28,378,619   $15,489,380  $9,139,108
                    Pro forma..................................................   26,382,313    14,451,495   8,443,686
                  Net income per common share - Basic:
                    As reported................................................  $      1.64   $       .91  $      .56
                    Pro forma..................................................         1.52           .85         .52
                  Net income per common and common equivalent share - Diluted:
                    As reported................................................  $      1.56   $       .88  $      .54
                    Pro forma..................................................         1.37           .77         .49

10. EMPLOYEE BENEFIT PLAN:

The Company has a defined contribution employee benefit plan (the Plan) covering substantially all employees. Employees' rights to Company-contributed benefits vest over two to six years of service, as specified in the Plan. Effective January 1, 1999, the Company amended the Plan to incorporate a 401(k) savings plan feature (the 401(k)) into the Plan. Under the 401(k), employees may contribute up to 20 percent of their annual compensation, subject to certain statutory limitations. The Company matches employee contributions at 33 1/3 percent up to 6 percent of the employees' contributions. The Company contributions to the 401(k) vest ratably over two to six years of service, as specified in the Plan. For the fiscal years ended February 3, 2001, January 29, 2000, and January 30, 1999, the Company's costs under the Plan were approximately $283,000, $276,000 and $487,000, respectively.

11.  SUBSEQUENT EVENT (UNAUDITED):

On April 19, 2001, the Company announced that the Board had approved a three-for-two stock split of the Company's common stock, payable in the form of a stock dividend on May 16, 2001, to stockholders of record as of the close of business on May 2, 2001. The historical earnings per share amounts included in these consolidated financial statements have not been restated for the effect of this stock split. Pro forma information reflecting the effect of this stock split is as follows:


                                                                          FISCAL YEAR ENDED FISCAL YEAR ENDED  FISCAL YEAR ENDED
                                                                             FEBRUARY 3,       JANUARY 29,        JANUARY 30,
                                                                                2001              2000               1999
                                                                          ----------------- -----------------  -----------------
          NET INCOME PER COMMON AND COMMON EQUIVALENT SHARE DATA:
              Basic....................................................      $     1.09         $     0.61         $     0.37
              Diluted..................................................      $     1.04         $     0.58         $     0.36
          WEIGHTED AVERAGE COMMON AND COMMON
            EQUIVALENT SHARES OUTSTANDING:
              Basic....................................................      26,027,930         25,413,350         24,503,277
              Diluted..................................................      27,221,798         26,521,557         25,589,688


12. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED):

                                                                                                             NET INCOME PER
                                           NET            GROSS            NET       NET INCOME PER         COMMON AND COMMON
                                          SALES          PROFIT          INCOME   COMMON SHARE - BASIC   EQUIVALENT SHARE - DILUTED
                                       -----------    -----------     ----------  --------------------   --------------------------
Fiscal year ended January 30, 1999:
     First quarter..................   $25,895,908    $15,126,755     $2,328,505         $  .15                 $ .14
     Second quarter.................    27,358,542     16,346,471      2,713,082            .17                   .16
     Third quarter..................    26,754,149     15,713,456      2,371,442            .15                   .14
     Fourth quarter.................    26,732,994     15,358,485      1,726,079            .10                   .10
Fiscal year ended January 29, 2000:
     First quarter..................   $36,424,981    $21,524,358     $4,216,453         $  .25                 $ .24
     Second quarter.................    36,771,293     21,276,944      3,946,666            .23                   .22
     Third quarter..................    40,008,995     23,408,317      4,078,309            .24                   .23
     Fourth quarter.................    41,797,012     23,842,732      3,247,952            .19                   .18
Fiscal year ended February 3, 2001:
     First quarter..................   $56,692,814    $33,928,820     $7,475,922         $  .44                 $ .42
     Second quarter.................    60,638,316     34,994,364      7,377,426            .43                   .41
     Third quarter..................    68,990,473     40,669,142      7,820,096            .45                   .43
     Fourth quarter.................    73,124,293     41,182,993      5,705,175            .33                   .31

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

                                      ------

                          Transfer Agent and Registrar:
                       The Registrar and Transfer Company
                                10 Commerce Drive
                           Cranford, New Jersey 07016

                                 Legal Counsel:
             Trenam, Kemker, Scharf, Barkin, Frye, O'Neill & Mullis
                              Tampa, Florida 33602

                    Independent Certified Public Accountants:
                               Arthur Andersen LLP
                              Tampa, Florida 33602

                               Investor Relations:
                         The Investor Relations Company
                               2340 S. River Road
                              Des Plaines, IL 60018

                                      ------

                          Annual Shareholders' Meeting:
                       Tuesday, June 19, 2001 at 2:00 p.m.
                             Sanibel Harbour Resort
                            Ft. Myers, Florida 33908


--------------------------------------------------------------------------------


                           CHICO'S-REGISTERED TRADEMARK- FAS, Inc.



                                EXECUTIVE OFFICERS
                                ------------------

                               Marvin J. Gralnick
                             Chief Executive Officer
                                    President

                               Helene B. Gralnick
                    Senior Vice President - Design & Concept

                                Charles J. Kleman
                             Chief Financial Officer
                       Executive Vice President - Finance
                               Secretary/Treasurer

                                Scott A. Edmonds
                             Chief Operating Officer
                               Assistant Secretary

                               Patricia A. Murphy
               Senior Vice President - General Merchandise Manager

                                Mori C. MacKenzie
                       Vice President - Director of Stores

                                Tedford G. Marlow
                            Executive Vice President



                                    DIRECTORS
                                    ---------

                               Marvin J. Gralnick
                              Chairman of the Board

                               Helene B. Gralnick
                    Senior Vice President - Design & Concept

                                Charles J. Kleman
                             Chief Financial Officer
                       Executive Vice President - Finance
                               Secretary/Treasurer

                                 Verna K. Gibson
                              Retailing Consultant

                                 Ross E. Roeder
           Chairman and Chief Executive Officer - Smart & Final, Inc.

                                 John W. Burden
                              Retailing Consultant



                                       30