Form 10-K, Exhibit 13
period 2004-01-31
CHICOS FAS INC
filed 2004-04-09
CIK 897429

(PHOTO)                                                               Exhibit 13


                                                       ANNUAL REPORT FISCAL 2003

                                                                         CHICO'S

                 A message from our CEO to our shareholders...

                                    [PICTURE]

I would like to begin this letter, my first as CEO, by expressing my heartfelt gratitude to our founders, Marvin and Helene Gralnick, for their years of dedication to this amazing company. Without their insight, energy, and passion, Chico's would not be what it is today. I speak on behalf of the entire Chico's organization when I say that this will always be their home. Even though Marvin and Helene officially retired as officers this past March, they continue to serve both as board members and dedicated founders to help ensure their vision and values are maintained at the same levels. I look forward to partnering with them to take advantage of the tremendous growth potential that we see both now and in the future.

Fiscal year 2003 was a year of tremendous accomplishment for Chico's as we improved results on virtually every financial metric. To start with, this was our seventh consecutive year of double-digit comparable store sales increases. Our net income rose 50.1% to a record $100 million, or $1.14 per diluted share, and net sales for the fiscal year increased 44.7% to a record $768 million. Comparable store sales for Company-owned stores increased 16.1% for the fiscal year, and our gross and operating margins increased almost a full percentage point over fiscal 2002.

Our balance sheet is extremely strong. In fiscal 2003, we funded over $87 million of cash on the White House | Black Market acquisition and over $52 million on capital expenditures, while at the same time managing to add $20 million to our cash and marketable securities balances. Our inventory balances remain strong at $55 per square foot and we are virtually debt free. Lastly, our net book value rose by over $134 million to end the year at over $374 million.

It is important to note that these impressive results were accomplished during a year when we: (1) acquired the White House | Black Market company which closed on September 5, 2003; (2) implemented new software in almost every division of the Company; (3) launched and concluded the 10 store Pazo test; (4) opened 72 net new stores, and expanded, relocated, or remodeled another 37 stores; (5) prepared for the test launch of our new intimate apparel line, Soma by Chico's;
(6) completed a CEO transition; and (7) expanded our Board of Directors from six to eight members. Although I am certainly pleased to become a member of the Board, I am particularly excited about the second new member of our Board, Betsy
S. Atkins. Ms. Atkins is a nationally recognized leader, speaker, and writer concerning corporate governance matters and has significant experience with mergers and acquisitions, integration, and investment banking. As you can see, 2003 was a year of tremendous accomplishment, not only financially, but on many other fronts as well.

The White House | Black Market integration is almost complete, and I'm pleased to report that their new headquarters is now located right next door to Chico's headquarters on our 35 acre campus here in Fort Myers, Florida. We have already integrated the majority of their operations into our infrastructure with the exception of merchandising, which we plan to keep independent for the most part, or their distribution center, which we plan to close once their business is up and running on our software platform. We plan to convert their back office systems and move their distribution center at the start of the second quarter of 2004, convert their cash registers to our systems in July 2004, and anticipate getting their website operational for Internet purchasing in the fourth quarter of this year or the first quarter of next year.

NET SALES IN MILLIONS                                   NET INCOME IN MILLIONS

    FY  99  $155                                             FY  99   $15
    FY  00  $259                                             FY  00   $28
    FY  01  $378                                             FY  01   $42
    FY  02  $531                                             FY  02   $67
    FY  03  $768                                             FY  03  $100

As I stated earlier, in fiscal 2003 we opened 72 net new stores, expanded or relocated 21 stores, and remodeled 16 stores for a 26% increase in net sq. footage. Including the 107 stores we acquired from White House, we expanded our overall square footage by 45%. For fiscal 2004, we plan to open between 85 and 95 net new stores and expand or relocate another 20 to 30. Of the 85 to 95 new stores, we anticipate 35-40 of these to be White House | Black Market stores, 10 to be Soma by Chico's test stores, and the remainder to be under the Chico's brand. There is tremendous momentum behind the Chico's brand and our brand awareness is increasing every day. We are eagerly anticipating the launch of our new intimate apparel line, Soma by Chico's. Soma, which is the Greek word for body, will open 10 new test stores in the second half of this year. These 10 stores will offer a unique and exciting intimate apparel shopping experience with the same level of service to which our Chico's customers have become accustomed. We are very excited about the test of this brand and its potential to supplement our growth in future years.

Membership in our customer loyalty program, the Passport Club, continues to steadily rise. We currently have over 900,000 permanent Passport members and these members drove 74% of our business last fiscal year. In fact, during fiscal year 2003, we enrolled 300,000 new permanent Passport members and an additional 800,000 new preliminary members. The Passport Club is the heartbeat of our marketing effort and we will continue to seek ways to enhance the program with special promotions and incentives to keep our customers coming back.

Chico's is the hottest specialty apparel brand in America today, but it's not just our unique merchandise and trademarked "most amazing personal service" that sets us apart from other retailers. It's also the culture of our company. We have a firm belief that Chico's is a sum of its parts and every associate is important to our success. Because of this belief, every associate is treated with sincere respect, honesty, and courtesy, and in return, they treat our customers in the same fashion. This fosters a deep sense of loyalty at both the associate and customer level. I am aware that the Company's personality starts at the top and permeates throughout the organization, and I intend to continue this focus on our culture that has been a "secret weapon" over the years. The entire management team is committed to ensuring that each individual brought into the company supports these same beliefs. Only then can we ensure that the arts, beliefs, customs, institutions, and all other products of human work and thought created by Chico's since 1983 will continue into the future.

My most sincere thanks to every Chico's associate for their dedication and commitment to making Chico's the best place in America to work and shop. I look forward to their partnership in continuing to deliver new, unique, creative, and exciting product to our customers. Finally, I would like to thank our customers, suppliers, and shareholders for their continued support. Chico's is on track for success in 2004 and beyond. I believe that the best is yet to come!

/s/ Scott A. Edmonds
--------------------
Scott A. Edmonds
President
Chief Executive Officer

DILUTED EARNINGS PER SHARE                       STORE GROWTH

FY 99     $0.19                                  FY 99     200
FY 00     $0.35                                  FY 00     250
FY 01     $0.50                                  FY 01     311
FY 02     $0.78                                  FY 02     378
FY 03     $1.14                                  FY 03     557

CONTENTS

7 Management's Discussion & Analysis

19 Stock Information

22 Financial Statements

42 Executive Officers/Directors

48 Store Listing

                                    [PICTURE]

                                   [PICTURE]
                              financial highlights

                                                                          FISCAL YEAR ENDED
                                          -----------------------------------------------------------------------------------
                                          JANUARY 31,       FEBRUARY 1,       FEBRUARY 2,       FEBRUARY 3,       JANUARY 29,
                                             2004              2003              2002              2001              2000
                                          (52 WEEKS)        (52 WEEKS)        (52 WEEKS)        (53 WEEKS)        (52 WEEKS)
                                          -----------------------------------------------------------------------------------
                                                                (Dollars in thousands except per share data)
STATEMENT OF INCOME DATA:
 Net Sales                                 $768,499          $531,108          $378,085          $259,446          $155,002
 Income from Operations                     160,774           106,793            67,536            45,363            24,806
 Net Income                                 100,230            66,759            42,187            28,379            15,489
 Basic Earnings Per Share (1)                  1.16              0.80              0.52              0.36              0.20
 Diluted Earnings Per Share (1)                1.14              0.78              0.50              0.35              0.19

BALANCE SHEET AND OPERATING DATA:
 Total Assets                              $470,854          $301,544          $186,385          $117,807          $ 70,316
 Long-Term Debt                                  --                --             5,022             5,150             5,222
 Other Noncurrent Liabilities                24,437             6,551             2,922             2,008             1,617
 Stockholders' Equity                       374,835           240,133           143,495            85,321            52,641
 # of Stores (at end of period):
  Company-owned                                 545               366               300               239               191
  Franchised                                     12                12                11                11                 9
                                           --------          --------          --------          --------          --------
    Total                                       557               378               311               250               200
                                           ========          ========          ========          ========          ========

(1) Restated to give retroactive effect for the 2 for 1 stock split payable in July 2002, the 3 for 2 stock split payable in January 2002 and the 3 for 2 stock split payable in May 2001.

CASH FLOW FROM OPERATIONS IN MILLIONS                  BOOK VALUE PER SHARE

           FY 99     $17                                  FY 99     $0.68
           FY 00     $39                                  FY 00     $1.08
           FY 01     $65                                  FY 01     $1.76
           FY 02    $109                                  FY 02     $2.82
           FY 03    $145                                  FY 03     $4.28



[PICTURE]

MANAGEMENT'S DISCUSSION
AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

                                                                       [PICTURE]

The following discussion and analysis should be read in conjunction with the Company's consolidated financial statements and notes thereto.

EXECUTIVE OVERVIEW

Chico's FAS, Inc. (together with its subsidiaries, the "Company") is a specialty retailer of exclusively designed, private label, sophisticated, casual-to-dressy clothing, complementary accessories, and other non-clothing gift items under the Chico's and White House | Black Market brand names.

The Chico's brand, which began operations in 1983, focuses on women who are 35 years old and up with moderate and higher income levels. The styling is relaxed, figure-flattering and designed for easy care. The White House | Black Market brand, which was acquired by the Company in September 2003 as a result of the acquisition of The White House, Inc., targets middle-to-upper income, youthful women between the ages of 25 and 45. The styling is contemporary, feminine and unique, assorted primarily in the classic and timeless colors of white and black and related shades.

The Company earns revenues and generates cash through the sale of merchandise in its retail stores, to its franchisees, and through its call center, which handles sales related to the Company's catalog and online operations.

Since the Company opened its first Chico's store in 1983 principally selling folk art, its retail store system, now selling principally women's apparel, has grown to 559 stores as of March 31, 2004, of which 426 are Company-owned Chico's stores, 12 are Chico's franchised stores and 121 are White House | Black Market stores. During the fiscal year ended January 31, 2004, the Company decided to discontinue its 10-store Pazo test, converting one of these stores to the Chico's concept, converting 5 of these stores in the first quarter of fiscal 2004 to the White House | Black Market concept, scheduling 3 of these stores to be converted later in 2004 to the new intimate apparel brand concept that the Company is testing, Soma by Chico's, and closing one of these stores in the first quarter of fiscal 2004 as well.

Over the period from January 31, 1999 through January 31, 2004, the Company has opened 295 new Company-owned stores (including 7 new White House | Black Market stores in fiscal 2003 since acquiring the chain in September 2003), and acquired two stores from franchisees, and one franchisee has opened five new franchised stores. Of the new Company-owned stores, 74 were opened in fiscal 2003 (year ended January 31, 2004), 66 were opened in fiscal 2002, 64 were opened in fiscal 2001, 51 were opened in fiscal 2000, and 40 were opened in fiscal 1999. During this same time period, the Company closed 13 Company-owned stores and no franchised stores were closed.

The Company expects to open between 85 and 95 net new stores during fiscal year 2004. Of this total, approximately 40-45 are expected to be Chico's stores, approximately 35-40 are expected to be White House | Black Market stores, and approximately 10 are expected to comprise the test for the new Soma by Chico's concept store. In addition, the Company is evaluating certain existing Company-owned store locations, including stores with leases coming up for renewal, and is considering the possibility of closing between 6 and 8 existing Company-owned stores in fiscal 2004.

In September 2003, the Company acquired The White House, Inc., and its concept, White House | Black Market, for approximately $93 million, of which approximately $88 million consisted of cash consideration (net of cash acquired) and the balance consisted of the Company's common stock. The White House, Inc. was a privately held retailer, which owned 107 stores in 30 states, Puerto Rico, and the US Virgin Islands, on the closing date of the acquisition. The Company remains quite positive about the acquisition and believes that the acquisition will strengthen its position in the specialty retail market and will contribute to the Company's overall growth strategy.

AVERAGE NET SALES PER STORE             NET SELLING SQUARE FEET (000'S)              AVERAGE NET SALES PER NET SELLING SQUARE FOOT
FY 99       $904                        FY 99      278                               FY 99     $675
FY 00     $1,200                        FY 00      388                               FY 00     $809
FY 01     $1,385                        FY 01      535                               FY 01     $815
FY 02     $1,556                        FY 02      692                               FY 02     $849
FY 03     $1,783                        FY 03     1,000                              FY 03     $924

In addition to the acquisition of The White House, the Company announced its plan to open 10 test concept stores during fiscal 2004 under its new intimate apparel concept, Soma by Chico's. The Company believes that the intimate apparel market could offer the Company another vehicle to reach the Chico's customer and to further leverage the Chico's brand.

Factors that will be critical to determining the Company's future success include, among others, managing the overall growth strategy, including the ability to open and operate stores effectively, maximizing efficiencies in the merchandising, product development and sourcing processes, maintaining high standards for customer service and assistance, maintaining the newness, fit and comfort in its merchandise offerings, and generating cash to fund the Company's expansion needs. In order to monitor the Company's success in regards to these critical success factors, the Company's senior management monitors certain key performance indicators, including:

     - Comparable same store sales growth - In fiscal 2003, the Company's comparable store sales growth (sales from stores open for at least twelve full months, including stores that have been expanded or relocated within the same general market) reached 16.1%. This increase represents the seventh consecutive year in which the Company has experienced double-digit comparable store sales growth. Management believes that this is a positive indication of the Company's ability to manage its expansion and its ability to open and operate stores effectively. Maintaining comparable same store sales growth over an extended period of time into the future can be impacted by saturation, customer receptiveness to new product offerings and price elasticity, among other factors. In late fiscal 2004, White House | Black Market stores will enter into the comparable store base. The ability of the Company to maintain strong comparable same store sales increases within the White House | Black Market stores will be important to the ability of the Company to continue its comparable same store sales growth.

     - Positive operating cash flow - In fiscal 2003, the Company generated $145 million of cash flow from operations compared with $109 million in fiscal 2002, which represents an increase of 33.6%. The Company believes a key strength of its business is the historical ability to consistently generate cash. In addition to supporting the general operating needs of the Company, the Company uses cash generated from operations to fund capital expenditures related to new store openings, to fund the implementation of state of the art information systems which will help support the future growth of the Company, and to fund strategic acquisitions. Although the Company used approximately $88 million of cash to complete the acquisition of The White House, Inc. in 2003 and approximately $52 million of cash to fund store growth and to complete the implementation of new information systems, the Company's cash and marketable securities balances as of the end of fiscal 2003 still increased over the balances as of the end of fiscal 2002. Cash flow can be negatively impacted by a slow down in sales, higher costs of goods sold as a percentage of sales and increased selling, general and administrative expenses as a percentage of sales. See further discussion of the Company's cash flows in the Liquidity and Capital Resources section.

     - Passport Club - Management believes that a significant indicator of the Company's emphasis on personalized customer service is the growth of its loyalty program, the "Passport Club." The Passport Club features discounts and other special promotions for its members. Preliminary members may join the Passport Club at no cost and upon spending $500, customers automatically become permanent members and are entitled to a lifetime 5% discount and other benefits. During fiscal 2003, the Company added 300,000 permanent Passport Club members and 800,000 preliminary Passport Club members. In fiscal

[PICTURE]

                                                                       [PICTURE]

          2003, permanent Passport Club members accounted for approximately 74% of overall sales, about the same as in fiscal 2002. Although the Company has tended to experience a more significant drop off in sales to Passport Club members as a group in the second year of their membership, the sales to such members in the aggregate tend to level out in subsequent years. The Company believes that the growth of its Passport Club indicates that the Company is still generating strong interest from new customers, many of whom tend to become long term loyal customers due in large part to the Company's commitment to personalized customer service.

     - Quality of merchandise offerings - To monitor and maintain the acceptance of its merchandise offerings, the Company monitors sell-through levels, inventory turns, gross margins and markdown rates on a classification and style level. Although the Company does not disclose these statistics for competitive reasons, these reviews help identify comfort, fit and newness issues at an early date and help the Company plan future product development and buying.

In fiscal year 2003, the Company reported net sales, operating income and net income of $768 million, $161 million and $100 million, respectively, up 44.7%, 50.5% and 50.1%, from the prior fiscal year. Net sales for fiscal year 2003 included approximately 5 months of sales from the newly acquired White House | Black Market concept, as well as the results of the Company's now discontinued Pazo store concept. The Company's gross margin increased to 61.3% in fiscal 2003 from 60.5% in fiscal 2002. The increases in operating income and net income benefited significantly from the leverage associated with the Company's fiscal 2003 comparable store sales increase of 16.1%. Sales and profitability trends are further discussed in the Results of Operations section.

RESULTS OF OPERATIONS

NET SALES

The following table shows net sales by Company-owned stores, net sales by catalog and Internet and net sales to franchisees in absolute dollars and as a percentage of total net sales for the fiscal years ended January 31, 2004 (fiscal 2003 or "current period"), February 1, 2003 (fiscal 2002 or "prior period") and February 2, 2002 (fiscal 2001) (amounts in thousands):

                                   FISCAL 2003      %       FISCAL 2002      %       FISCAL 2001      %
                                   -----------    -----     -----------    -----     -----------    -----
Net sales by Company stores         $737,918       96.0%     $508,492       95.8%     $362,443       95.9%
Net sales by catalog and Internet     22,780        3.0        16,070        3.0        10,203        2.7
Net sales to franchisees               7,801        1.0         6,546        1.2         5,439        1.4
                                    --------      -----      --------      -----      --------      -----
  Net sales                          768,499      100.0       531,108      100.0       378,085      100.0

Net sales by Company-owned stores have increased over the past three years primarily due to new store openings, as well as the current trend of double-digit increases in the Company's comparable store net sales (including stores within the comparable store base that have been expanded). A summary of the factors impacting year-over-year sales increases is provided in the table below:

                                                FISCAL 2003       FISCAL 2002        FISCAL 2001
                                                -----------       -----------        -----------
Comparable store sales increases                 $ 80,935          $ 48,286           $ 42,087
Comparable same store sales %                        16.1%             13.5%              17.1%
New store sales                                  $148,491          $ 97,763           $ 68,188
Number of new stores opened, net                       72                66                 61

All of the net sales from White House | Black Market stores since the date of acquisition on September 5, 2003 and through the end of fiscal 2003, and all of the net sales from the Company's now discontinued Pazo store concept during fiscal 2003 are included in new store sales for fiscal 2003; no such sales are included in fiscal 2003 comparable store sales.

Net sales by catalog and Internet for fiscal 2003 (which only included Chico's merchandise) increased by $6.7 million, or 41.8%, compared to net sales by catalog and Internet for fiscal 2002. It is believed that the increase was principally attributable to the increased page count and number of catalog mailings and additional television spots in the current period versus the prior period.

Net sales to franchisees for the current period increased by $1.3 million, or 19.2%, compared to net sales to franchisees for the prior period. The increase in net sales to franchisees was primarily due to a net increase in purchases by existing franchisees and, to a lesser degree, the opening of a new franchise location by an existing franchisee.

COST OF GOODS SOLD/GROSS PROFIT

The following table shows cost of goods sold and gross profit in absolute dollars and the related gross profit percentages for fiscal 2003, 2002 and 2001 (amounts in thousands):

                                  FISCAL 2003              FISCAL 2002                  FISCAL 2001
                                  -----------              -----------                  -----------
Cost of goods sold                 $ 297,477                $ 209,770                    $ 153,937
Gross profit                       $ 471,022                $ 321,338                    $ 224,148
Gross profit percentage                 61.3%                    60.5%                        59.3%

The increase in the gross profit percentage from fiscal 2002 to fiscal 2003 primarily resulted from operating efficiencies related to the Company's new distribution center near Atlanta, Georgia (which costs are included in the Company's cost of goods sold). To a lesser extent, the improvement in the gross profit percentage was from improved margins at the Chico's frontline and outlet stores (which improvement resulted from improved initial merchandise markups on new products in the current period versus the prior period offset, in part, by increased markdowns in the current period as a percent of net sales) and, to a lesser degree, from decreased shrinkage and related costs. These improvements in the gross profit percentage were also offset, in part, by White House | Black Market and Pazo sales, which in fiscal 2003 carried a lower gross profit percentage than the Company as a whole. In fiscal 2004, the gross profit percentage should not be materially impacted by Pazo, with any sales being limited to final close out sales in a few remaining stores in the first few months of the year. The Company anticipates achieving some improvement in the gross profit percentage in White House | Black Market sales in fiscal 2004, but also expects that such gross profit percentage will remain lower than the gross profit percentage at Chico's Company-owned stores. In addition, the Company anticipates that during the test period for the Soma by Chico's brand, gross profit percentages for this new brand will be significantly lower and may remain somewhat lower even if, and when, the Company decides the test is a success and begins a more extensive store roll out.

The increase in the gross profit percentage from fiscal 2001 to fiscal 2002 primarily resulted from improved initial merchandise markups on new products, and a significant improvement in the gross profit percentage experienced in the Company's outlet division. To a lesser degree, this increase in gross profit percentage resulted from decreased freight and inventory shrinkage costs, as well as from leveraging costs associated with the Company's product development and merchandising operations (which costs are included in the Company's cost of goods sold), and net of a slight increase in markdowns as a percent of sales and an overall increase in outlet net sales as a percent of overall sales.

[PICTURE]

                                                                       [PICTURE]

Although the gross profit percentage in the outlet division has improved over the past two years, outlet net sales still tend to have a substantially lower gross profit margin than sales at the Company's front line stores. The increase in outlet net sales as a percent of net sales in the prior year and the increase in gross profit percentage in this division results primarily from the change in outlet strategy implemented by the Company in fiscal 2001.

GENERAL, ADMINISTRATIVE AND STORE OPERATING EXPENSES

The following table shows general, administrative and store operating expenses in absolute dollars and as a percentage of total net sales for fiscal 2003, 2002 and 2001 (amounts in thousands):

                                                      FISCAL 2003   FISCAL 2002   FISCAL 2001
                                                      -----------   -----------   -----------
General, administrative and store operating expenses  $   289,118   $   199,495   $   146,611
Percentage of total net sales                                37.6%         37.6%         38.8%

General, administrative and store operating expenses increased $89.6 million in fiscal 2003 compared to fiscal 2002, but remained constant as a percent of total net sales. The increase in absolute dollars was, for the most part, the result of increases in Chico's store operating expenses, including associate compensation, occupancy and other costs associated with additional store openings, the acquisition of the White House | Black Market stores and, to a lesser degree, an increase in marketing expenses and other general corporate infrastructure costs to support the Company's rapid growth. However, general, administrative and store operating expenses as a percentage of net sales decreased compared to fiscal 2002 due to decreases in Chico's store associate compensation and store occupancy costs as a percentage of net sales and by leverage associated with the Company's fiscal 2003 comparable store sales increase of 16.1%. These decreases were offset by the effect of the Pazo test concept stores, including approximately $3.2 million of store closing costs associated with the conclusion of the Pazo test concept (including a $2.9 million fixed asset impairment charge), and The White House acquisition, which operates with considerably higher store operating expenses as a percent of net sales compared to Chico's. The Company expects to improve store operating expenses in the White House | Black Market division as a percent of net sales in fiscal 2004 and thereafter, but remains uncertain as to the extent, if any, and, if so, when, such improvements can be achieved.

General, administrative and store operating expenses increased $52.9 million in fiscal 2002 compared to fiscal 2001, but decreased as a percent of total net sales from 38.8% in fiscal 2001 to 37.6% in fiscal 2002. The absolute dollar increase in general, administrative and store operating expenses was, for the most part, the result of increases in store operating expenses, including associate compensation, occupancy and other costs associated with additional store openings, and to a lesser degree, an increase in marketing expenses. The decrease in these expenses as a percentage of net sales was principally due to decreases in store payroll and bonuses as a percentage of net sales, and to a lesser degree, to leverage associated with the Company's fiscal 2002 comparable store sales increase of 13.5%.

PROVISION FOR INCOME TAXES

The income tax provision represents an effective tax rate of 38% for all periods presented and the Company anticipates this will remain consistent in fiscal 2004.

NET INCOME

The following table shows net income in absolute dollars and as a percentage of total net sales for fiscal 2003, 2002 and 2001 (amounts in thousands):

                               FISCAL 2003   FISCAL 2002   FISCAL 2001
                               -----------   -----------   -----------
Net income                     $   100,230   $    66,759   $    42,187
Percentage of total net sales         13.0%         12.6%         11.2%

COMPARABLE COMPANY STORE NET SALES

Comparable Company store net sales increased by 16.1% in the 52 weeks ended January 31, 2004 when compared to the comparable prior period. Comparable Company store net sales data is calculated based on the change in net sales of currently open Company-owned stores that have been operated as a Company store for at least twelve full months, including stores that have been expanded or relocated within the same general market area (approximately five miles).

The comparable store percentage reported above includes 42 stores that were expanded or relocated within the last two fiscal years by an average of 947 net selling square feet. If the stores that were expanded and relocated had been excluded from the comparable Company-owned store base, the increase in comparable Company-owned store net sales would have been 14.8% for fiscal 2003 (versus 16.1% as reported). The Company does not consider the effect to be material to the overall comparable store sales results and believes the inclusion of expanded stores in the comparable store net sales to be an acceptable practice, consistent with the practice followed by the Company in prior periods and by many other retailers. The comparable store percentages reported above do not include any of the White House | Black Market stores. These stores are treated by the Company as new stores acquired in fiscal 2003 and will not be included in the comparable store computation until they have been under the ownership of the Company for at least twelve full months.

The Company believes that the increase in comparable Company store net sales in the current fiscal year resulted from the continuing effort to focus the Company's product development, merchandise planning, buying and marketing departments on Chico's target customer. The Company also believes that the look, fit and pricing policy of the Company's product was in line with the needs of the Company's target customer. In addition, the Company believes that the increase in comparable store sales was also fueled by a coordinated marketing plan, which includes national and regional television advertising, national magazine advertising, increased direct mailings of catalogs, a larger database of existing customers for such mailings and the success of the Company's frequent shopper club. To a lesser degree, the Company believes the increase was due to continued store-level training efforts associated with ongoing training programs.

The following table sets forth for each of the quarters of the previous five fiscal years, the percentage change in comparable store net sales at Company-owned stores from the comparable period in the prior fiscal year:

                          FISCAL YEAR ENDED
                ----------------------------------------
                1/31/04  2/1/03  2/2/02  2/3/01  1/29/00
                -------  ------  ------  ------  -------
 FULL YEAR       16.1%    13.5%   17.1%   34.3%   23.3%
                 ====     ====    ====    ====    ====
First Quarter     7.8%    13.2%   27.7%   30.9%   22.6%
Second Quarter   14.6%    11.6%   17.4%   34.3%   17.2%
Third Quarter    20.9%    18.2%    7.0%   39.1%   26.9%
Fourth Quarter   20.5%    11.0%   17.9%   32.2%   26.5%

[PICTURE]

                                                                       [PICTURE]

LIQUIDITY AND CAPITAL RESOURCES

OVERVIEW

The Company's primary ongoing capital requirements are for funding capital expenditures for new, expanded, relocated and remodeled stores and increased merchandise inventories. Also, during fiscal 2003, the Company experienced the need for capital to address the conversion of the Company's former distribution center into office space and the acquisition, installation and roll out of new software packages. The Company funded its acquisition of The White House with existing cash balances, the sale of certain marketable securities and the issuance of approximately 151,000 shares of the Company's common stock. The following table shows the Company's capital resources at the end of fiscal year 2003 and 2002 (amounts in thousands):

                                     FISCAL 2003  FISCAL 2002
                                     -----------  -----------
Cash and cash equivalents            $    15,676  $     8,753
Marketable securities                    104,453       91,195
Working capital                          125,991      105,570

Working capital increased from fiscal 2002 to fiscal 2003 primarily due to the Company's ability to generate significant cash from operating activities to more than satisfy the Company's investment in capital expenditures, as well as to fund the Company's acquisition of The White House. The significant components of the Company's working capital are cash and cash equivalents, marketable securities and inventories, reduced by accounts payable and accrued liabilities.

Based on past performance and current expectations, the Company believes that its cash and cash equivalents, marketable securities and cash generated from operations will satisfy the Company's working capital needs, capital expenditures (see "New Store Openings" discussed below), commitments and other liquidity requirements associated with the Company's operations through at least the next 12 months.

OPERATING ACTIVITIES

Net cash provided by operating activities was $145.4 million and $108.8 million for fiscal 2003 and 2002, respectively. The cash provided by operating activities for both periods was due to the Company's net income adjusted for non-cash charges and changes in working capital such as:

         - Depreciation and amortization expense;

         - Normal fluctuations in accounts receivable, inventories, prepaid and other current assets, accounts payable and accrued liabilities.

Significant adjustments to net income for fiscal 2003 included:

         - A non-cash tax benefit of $15.1 million related to the exercise of employee stock options; and

         - A non-cash charge of $2.9 million associated with the impairment of assets related to the Pazo store closings.

Significant adjustments to net income for fiscal 2002 included:

         - A non-cash tax benefit of $22.6 million related to the exercise of employee stock options; and

         - An increase of $16.0 million and $9.0 million in inventories and accounts payable, respectively, resulting from the Company's strong sales and the Company's planned increase of inventory levels to support the Company's growth.

INVESTING ACTIVITIES

Net cash used in investing activities was $153.3 million and $115.4 million for fiscal 2003 and 2002, respectively. Net cash used in investing activities was significantly impacted in fiscal 2003 by the acquisition of The White House. The cash paid for the acquisition of The White House was approximately $87.6 million (net of cash acquired of $1.3 million).

The Company's investment in capital expenditures during fiscal 2003 (excluding The White House acquisition) primarily related to the planning and opening of new, relocated, remodeled and expanded Chico's, Pazo and White House | Black Market stores ($34.8 million), the continued acquisition and ongoing installation costs associated with new software packages ($5.4 million), the conversion of the former distribution center into office space ($5.2 million) and other miscellaneous capital expenditures ($6.9 million). Capital expenditures decreased by $12.4 million from fiscal 2002 to fiscal 2003, primarily as a result of decreased investments in new software packages during the current year of approximately $5.0 million and an $8.0 million reduction in costs associated with the equipping of the Company's new distribution center in Georgia, offset in part by amounts used to fund the conversion of the Company's former distribution center in fiscal 2003 compared to fiscal 2002.

The Company invested $13.4 million, net, in marketable securities in the current year. In the prior year, the Company invested $50.7 million in marketable securities. The $37.3 million year-over-year decrease in net marketable securities was, for the most part, the result of the sale of certain marketable securities to fund the acquisition of The White House.

FINANCING ACTIVITIES

Net cash provided by financing activities was $14.9 million and $2.0 million in fiscal 2003 and 2002, respectively. The Company received proceeds in both fiscal 2003 and 2002 from the issuance of common stock related to current and former employee option exercises and employee participation in its employee stock purchase plan. In fiscal 2002, the Company repaid the remaining balance of its mortgage of $5.2 million.

During fiscal 2003, sixteen of the Company's twenty-five officers and three of its four independent directors exercised an aggregate of 1,948,664 stock options at prices ranging from $0.9307 to $18.505 and several employees and former employees exercised an aggregate of 100,237 options at prices ranging from $0.361 to $18.505. Also, during this period, the Company sold 30,340 and 25,153 shares of common stock during the March and September offering periods under its employee stock purchase plan at prices of $15.36 and $27.62, respectively. The proceeds from these issuances of stock, exclusive of the tax benefit realized by the Company, amounted to approximately $15.2 million.

NEW STORE OPENINGS

The Company plans to open between 85 and 95 net new Company-owned stores (which includes approximately 40-45 Chico's stores, approximately 35-40 White House | Black Market stores and 10 Soma by Chico's stores) in fiscal 2004. The Company has also closed its Pazo store locations and begun the process of converting most of them to the Company's other formats. The Company believes that the liquidity needed for its planned new store growth (including the launch of its new concept, Soma by Chico's), continuing remodel/expansion program, continued installation of new software packages, and maintenance of proper inventory levels associated with this growth will be funded primarily from cash flow from operations and its existing cash and marketable securities balances, which remain strong even after taking into account the impact of using a substantial portion of its cash and marketable securities balances to fund the acquisition of The White House. The Company further believes that this liquidity will be sufficient, based on the above, to fund anticipated capital needs over the near-term. Given the Company's existing cash and marketable securities balances and the capacity included in its bank credit facilities, the Company does not believe that it would need to seek other sources of financing to conduct its operations or pursue its expansion plans even if cash flow from operations should prove to be less than anticipated or if there should arise a need for additional letter of credit capacity due to establishing new and expanded sources of supply, or if the Company were to increase the number of new Company-owned stores planned to be opened in future periods.

[PICTURE]

CONTRACTUAL OBLIGATIONS

The following table summarizes the Company's contractual obligations at January 31, 2004 (amounts in thousands):

                            LESS THAN                         AFTER
                    TOTAL    1 YEAR    1-3 YEARS  4-5 YEARS  5 YEARS
                  --------  ---------  ---------  ---------  -------
Long-term debt    $     --  $      --  $      --  $      --  $    --

Short-term
 borrowings             --         --         --         --       --

Capital lease
 obligations         1,478        684        698         96       --

Operating leases   285,083     46,213     87,483     69,728   81,659

Non-cancelable
 purchase
 commitments        14,388     14,388         --         --       --
                  --------  ---------  ---------  ---------  -------
Total             $300,949  $  61,285  $  88,181  $  69,824  $81,659
                  ========  =========  =========  =========  =======

As of January 31, 2004, the Company's contractual obligations consisted of amounts outstanding under operating and capital leases and non-cancelable purchase commitments. Amounts due under non-cancelable purchase commitments consist primarily of $11.8 million of letters of credit outstanding with the remainder consisting of contractual obligations related to the Company's telecommunications and distribution infrastructure.

In September 2002, the Company entered into a replacement unsecured revolving credit facility with Bank of America, N.A., expanding the maximum available commitment from $25 million to $45 million, extending the maturity to June 2005 and increasing the letter of credit sublimit of the facility from $22 million to $35 million.

At January 31, 2004 and February 1, 2003, the Company did not have any relationship with unconsolidated entities or financial partnerships, which other companies have established for the purpose of facilitating off-balance sheet arrangements or for other contractually narrow or limited purposes. Therefore, the Company is not materially exposed to any financing, liquidity, market or credit risk that could arise if the Company had engaged in such relationships.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's discussion and analysis of its financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of consolidated financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to customer product returns, inventories, income taxes, insurance reserves, contingencies and litigation. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements:

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

                      GOODWILL AND OTHER INTANGIBLE ASSETS

The Company evaluates the recoverability of goodwill at least annually based on a two-step impairment test. The first step compares the fair value of the Company's reporting unit with its carrying amount, including goodwill. If the carrying amount exceeds fair value, then the second step of the impairment test is performed to measure the amount of any impairment loss. Fair value is determined based on estimated future cash flows, discounted at a rate that approximates the Company's cost of capital. The Company evaluates its other intangible assets, specifically trademarks, for impairment on an annual basis by comparing the fair value of the asset with its carrying value. Such estimates are subject to change and the Company may be required to recognize impairment losses in the future.

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

[PICTURE]

                                                                       [PICTURE]

RECENT ACCOUNTING PRONOUNCEMENTS

In January 2003, the Financial Accounting Standards Board (FASB) issued Financial Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities". A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights, or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires that if an entity has a controlling financial interest in a variable interest entity, the assets, liabilities and results of activities of the variable interest entity should be included in the consolidated financial statements of the entity. The provisions of FIN 46 were effective immediately for all arrangements entered into after January 31, 2003. For those arrangements entered into prior to February 1, 2003, the provisions of FIN 46 are effective for the first interim or annual period ending after December 15, 2003. Since the Company does not currently have any variable interest entities, the adoption of the provisions of FIN 46 did not have an impact on the Company's financial position or results of operations.

SEASONALITY AND INFLATION

Although the operations of the Company are influenced by general economic conditions, the Company does not believe that inflation has had a material effect on the results of operations during the current or prior periods. The Company does not consider its business to be seasonal.

CERTAIN FACTORS THAT MAY AFFECT FUTURE RESULTS

This annual report may contain certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which reflect the current views of the Company with respect to certain events that could have an effect on the Company's future financial performance, including but without limitation, statements regarding the impact of the acquisition of The White House, Inc., the conclusion of the Pazo test concept and the launch of the Soma by Chico's concept. The statements may address items such as future sales, gross profit expectations, planned store openings, closings and expansions, future comparable store sales, future product sourcing plans, inventory levels, planned capital expenditures and future cash needs. In addition, from time to time, the Company may issue press releases and other written communications, and representatives of the Company may make oral statements, which contain forward-looking information.

These statements, including those in this annual report and those in press releases or made orally, may include the words "expects," "believes," and similar expressions. Except for historical information, matters discussed in such oral and written statements, including this annual report, are forward-looking statements. These forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from historical results or those currently anticipated. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and beginning on page 21 of the Company's Form 10-K.

These potential risks and uncertainties include the financial strength of retailing in particular and the economy in general, the extent of financial difficulties that may be experienced by customers, the ability of the Company to secure and maintain customer acceptance of Chico's styles (including without limitation the styles of White House | Black Market), the propriety of inventory mix and sizing, the quality of merchandise received from vendors, the extent and nature of competition in the markets in which the Company operates, the extent of the market demand and overall level of spending for women's private label clothing and related accessories, the adequacy and perception of customer service, the ability to coordinate product development with buying and planning, the ability of the Company's suppliers to timely produce and deliver clothing and accessories, the changes in the costs of manufacturing, labor and advertising, the rate of new store openings (including without limitation White House | Black Market and Soma by Chico's new store openings), the buying public's acceptance of the Company's new store concept, the performance, implementation and integration of management information systems, the ability to hire, train, energize and retain qualified sales associates and other employees, the availability of quality store sites, the ability to hire and train qualified managerial employees, the ability to effectively and efficiently establish and operate catalog and Internet sales, the ability to secure and protect trademarks and other intellectual property rights, the ability to effectively and efficiently integrate and operate the newly acquired White House | Black Market division, risks associated with terrorist activities and other risks. In addition, there are potential risks and uncertainties that are peculiar to the Company's reliance on sourcing from foreign vendors, including the impact of work stoppages, transportation delays and other interruptions, political or civil instability, imposition of and changes in tariffs and import and export controls such as import quotas, changes in governmental policies in or towards foreign countries and other similar factors.

The forward-looking statements included herein are only made as of the date of this Annual Report. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The market risk of the Company's financial instruments as of January 31, 2004 has not significantly changed since February 1, 2003. The Company is exposed to market risk from changes in interest rates on any future indebtedness and its marketable securities. The Company's exposure to interest rate risk relates in part to its revolving line of credit with its bank; however, as of January 31, 2004, the Company did not have any outstanding borrowings on its line of credit and, given its strong liquidity position, does not expect to utilize its line of credit in the foreseeable future except for its continuing use of the letter of credit facility portion thereof.

CONTROLS AND PROCEDURES

As of the end of the period covered by this report, an evaluation was carried out under the supervision and with the participation of the Company's management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities and Exchange Act of 1934, as amended). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the end of such period, the Company's disclosure controls and procedures were effective in timely alerting them to material information relating to the Company (including its consolidated subsidiaries) required to be included in the Company's periodic SEC filings. There were no significant changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

LEGAL PROCEEDINGS

The Company was named in a putative class action suit filed in May 2003 in the Superior Court for the State of California, County of San Francisco. The Company filed an answer denying the material allegations of the Complaint. The Complaint alleges that the Company, in violation of California law, has in place a mandatory uniform policy that requires its employees to purchase and wear Chico's clothing and accessories as a condition of employment. It is the Company's position that no such mandatory uniform policy exists; the Company encourages but does not require its associates to wear Chico's clothing; although many Chico's associates choose to wear Chico's clothing, others do not. The parties are engaged in discovery, and the Company is continuing its investigation. No rulings on class certifications have been made. The Company believes the case is without merit and intends to vigorously defend the litigation.

The Company is not a party to any other legal proceedings, other than various claims and lawsuits arising in the normal course of business, none of which the Company believes should have a material adverse effect on its financial condition or results of operations.

[PICTURE]

                                                                       [PICTURE]

TRADING AND DIVIDEND INFORMATION

The following table sets forth, for the periods indicated, the range of high and low sale prices for the Common Stock, as reported on the New York Stock Exchange.

      FOR THE FISCAL YEAR ENDED JANUARY 31, 2004               HIGH      LOW
                                                             --------  -------
       Fourth Quarter (November 2, 2003 - January 31, 2004)  $  39.43  $ 30.51
       Third Quarter (August 3, 2003 - November 1, 2003)        38.39    26.53
       Second Quarter (May 4, 2003 - August 2, 2003)            27.84    18.80
       First Quarter (February 2, 2003 - May 3, 2003)           24.49    16.75

      FOR THE FISCAL YEAR ENDED FEBRUARY 1, 2003             HIGH (1)  LOW (1)
                                                             --------  -------
       Fourth Quarter (November 3, 2002 - February 1, 2003)  $  23.73  $ 16.83
       Third Quarter (August 4, 2002 - November 2, 2002)        21.09    13.02
       Second Quarter (May 5, 2002 - August 3, 2002)            21.00    13.26
       First Quarter (February 3, 2002 - May 4, 2002)           18.99    14.40

       (1) Adjusted for the 2 for 1 stock split payable in July 2002.

Although the Company does not intend to pay any cash dividends over the near term and intends to retain its earnings for the future operation and expansion of the Company's business, the Company may reconsider this intention as the Company monitors its build up of cash reserves. Any determination to pay dividends in the future will be at the discretion of the Company's Board of Directors and will be dependent, in addition, upon the Company's results of operations, financial condition, contractual restrictions and other factors deemed relevant by the Board of Directors.

The approximate number of equity security holders of the Company is as follows:

                                            Number of Record Holders
            Title of Class                   As of March 31, 2004
--------------------------------------      ------------------------
Common Stock, par value $.01 per share              1,224

                                   [PICTURE]

                                   [PICTURE]

[PICTURE] [PICTURE] [PICTURE] [PICTURE] [PICTURE]

REPORT OF INDEPENDENT
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Shareholders
Chico's FAS, Inc.

We have audited the accompanying consolidated balance sheets of Chico's FAS, Inc. and subsidiaries as of January 31, 2004 and February 1, 2003, and the related consolidated statements of income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Chico's FAS, Inc. and subsidiaries for the year ended February 2, 2002 were audited by other auditors who have ceased operations and whose report dated March 4, 2002, expressed an unqualified opinion on those statements before the common stock split restatement adjustments described in Note 1.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Chico's FAS, Inc. and subsidiaries at January 31, 2004 and February 1, 2003, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

As described in Note 1 during fiscal year 2003, the Company changed its method of accounting for inventories.

As discussed above, the financial statements of Chico's FAS, Inc. and subsidiaries for the year ended February 2, 2002 were audited by other auditors who have ceased operations. As described in Note 1, in the fiscal year ended February 1, 2003, the Company's Board of Directors approved a two-for-one common stock split, and all references to number of shares and per share information in the financial statements have been adjusted to reflect the common stock split on a retroactive basis. We audited the adjustments that were applied to restate the number of shares and per share information reflected in the financial statements for the year ended February 2, 2002. Our procedures included (a) agreeing the authorization for the two-for-one common stock split to the Company's underlying records obtained from management, and (b) testing the mathematical accuracy of the restated number of shares, basic and diluted earnings per share and other applicable disclosures such as stock options. In our opinion, such adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the financial statements of the Company for the year ended February 2, 2002 other than with respect to such adjustments and, accordingly, we do not express an opinion or any other form of assurance on the financial statements for the year ended February 2, 2002 taken as a whole.

/s/ ERNST & YOUNG LLP
------------------------

Tampa, Florida,
February 27, 2004

[PICTURE] [PICTURE] [PICTURE] [PICTURE] [PICTURE]

REPORT OF INDEPENDENT
CERTIFIED PUBLIC ACCOUNTANTS

THIS REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS IS A COPY OF A REPORT PREVIOUSLY ISSUED BY ARTHUR ANDERSEN LLP AND HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP. THE INCLUSION OF THIS PREVIOUSLY ISSUED ANDERSEN REPORT IS PURSUANT TO THE "TEMPORARY FINAL RULE AND FINAL RULE REQUIREMENTS FOR ARTHUR ANDERSEN LLP AUDITING CLIENTS," ISSUED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION IN MARCH 2002. NOTE THAT THIS PREVIOUSLY ISSUED ANDERSEN REPORT INCLUDES REFERENCES TO CERTAIN FISCAL YEARS, WHICH ARE NOT REQUIRED TO BE PRESENTED IN THE ACCOMPANYING CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED JANUARY 31, 2004.

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

/s/ ARTHUR ANDERSEN LLP
------------------------

Tampa, Florida,
March 4, 2002

                       CHICO'S FAS, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS

                                 (In thousands)

                                                                  JANUARY 31,  FEBRUARY 1,
                                                                     2004         2003
                                                                  -----------  -----------
                                     ASSETS
                                     ------

CURRENT ASSETS:

 Cash and cash equivalents                                         $  15,676    $   8,753
 Marketable securities, at market                                    104,453       91,195
 Receivables, less allowances for sales returns of $288
    and $304, respectively                                             6,368        2,226
 Inventories                                                          54,896       44,908
 Prepaid expenses                                                      8,655        6,223
 Deferred taxes                                                        7,525        7,125
                                                                   ---------    ---------
     Total current assets                                            197,573      160,430

PROPERTY AND EQUIPMENT:
 Land and land improvements                                            5,976        5,166
 Building and building improvements                                   25,014       19,668
 Equipment, furniture and fixtures                                   100,589       71,769
 Leasehold improvements                                               99,806       78,792
                                                                   ---------    ---------
     Total property and equipment                                    231,385      175,395
 Less accumulated depreciation and amortization                      (57,660)     (36,686)
                                                                   ---------    ---------
     Property and equipment, net                                     173,725      138,709
DEFERRED TAXES                                                            --           92
GOODWILL                                                              60,114           --
OTHER INTANGIBLE ASSETS                                               34,043           --
OTHER ASSETS, NET                                                      5,399        2,313
                                                                   ---------    ---------
                                                                   $ 470,854    $ 301,544
                                                                   =========    =========

               LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:

 Accounts payable                                                  $  27,796    $  24,991
 Accrued liabilities                                                  43,187       29,698
 Current portion of deferred liabilities                                 599          171
                                                                   ---------    ---------
     Total current liabilities                                        71,582       54,860

NONCURRENT LIABILITIES:

 Deferred liabilities                                                 12,713        6,551
 Deferred taxes                                                       11,724           --
                                                                   ---------    ---------
     Total noncurrent liabilities                                     24,437        6,551
                                                                   ---------    ---------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
 Common stock, $.01 par value; 200,000 shares authorized and
    87,537 and 85,282 shares issued and outstanding, respectively        875          853
 Additional paid-in capital                                           98,586       63,986
 Retained earnings                                                   275,339      175,109
 Accumulated other comprehensive income                                   35          185
                                                                   ---------    ---------
     Total stockholders' equity                                      374,835      240,133
                                                                   ---------    ---------
                                                                   $ 470,854    $ 301,544
                                                                   =========    =========

[PICTURE]

  The accompanying notes are an integral part of these consolidated statements.

                                                                       [PICTURE]

                       CHICO'S FAS, INC. AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME

                    (In thousands, except per share amounts)


                                                                   FISCAL YEAR ENDED
                                                       --------------------------------------------
                                                       JANUARY 31,     FEBRUARY 1,      FEBRUARY 2,
                                                          2004            2003             2002
                                                       -----------     -----------      -----------
Net sales by Company stores                             $737,918        $508,492          $362,443
Net sales by catalog and Internet                         22,780          16,070            10,203
Net sales to franchisees                                   7,801           6,546             5,439
                                                        --------        --------          --------
   NET SALES                                             768,499         531,108           378,085


Cost of goods sold                                       297,477         209,770           153,937
                                                        --------        --------          --------
   GROSS PROFIT                                          471,022         321,338           224,148

General, administrative and store
 operating expenses                                      289,118         199,495           146,611
Depreciation and amortization                             21,130          15,050            10,001
                                                        --------        --------          --------
   INCOME FROM OPERATIONS                                160,774         106,793            67,536

Interest income, net                                         888             883               507
                                                        --------        --------          --------
   INCOME BEFORE INCOME TAXES                            161,662         107,676            68,043

Income tax provision                                      61,432          40,917            25,856
                                                        --------        --------          --------
   NET INCOME                                           $100,230        $ 66,759          $ 42,187
                                                        ========        ========          ========

PER SHARE DATA:

   Net income per common share - basic                  $   1.16        $   0.80          $   0.52
   Net income per common and common
    equivalent share - diluted                          $   1.14        $   0.78          $   0.50

   Weighted average common shares
    outstanding - basic                                   86,403          83,309            80,365
   Weighted average common and common
    equivalent shares outstanding - diluted               88,142          86,032            83,778

  The accompanying notes are an integral part of these consolidated statements.

                       CHICO'S FAS, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                 (In thousands)

                                                 COMMON STOCK                               ACCUMULATED
                                            ---------------------   ADDITIONAL                 OTHER
                                                           PAR       PAID-IN    RETAINED   COMPREHENSIVE
                                             SHARES       VALUE      CAPITAL    EARNINGS       INCOME      TOTAL
                                            ---------   ---------   ---------   ---------  -------------  ---------
BALANCE, FEBRUARY 3, 2001                      78,747   $     788   $  18,323   $  66,163   $      47     $  85,321
 Net income                                        --          --          --      42,187          --        42,187
 Unrealized gain on marketable
     securities, net                               --          --          --          --          55            55
                                                                                                          ---------
         Comprehensive income                                                                                42,242
 Issuance of common stock                       2,834          28       7,675          --          --         7,703
 Stock option compensation                         --          --          45          --          --            45
 Tax benefit of stock options exercised            --          --       8,184          --          --         8,184
                                            ---------   ---------   ---------   ---------   ---------     ---------
BALANCE, FEBRUARY 2, 2002                      81,581         816      34,227     108,350         102       143,495

 Net income                                        --          --          --      66,759          --        66,759
 Unrealized gain on marketable
     securities, net                               --          --          --          --          83            83
                                                                                                          ---------
         Comprehensive income                                                                                66,842
 Issuance of common stock                       3,701          37       7,210          --          --         7,247
 Tax benefit of stock options exercised            --          --      22,549          --          --        22,549
                                            ---------   ---------   ---------   ---------   ---------     ---------
BALANCE, FEBRUARY 1, 2003                      85,282         853      63,986     175,109         185       240,133

 Net income                                        --          --          --     100,230          --       100,230
 Unrealized loss on marketable
     securities, net                               --          --          --          --        (150)         (150)
                                                                                                          ---------
         Comprehensive income                                                                               100,080
 Issuance of common stock                       2,255          22      19,474          --          --        19,496
 Tax benefit of stock options exercised            --          --      15,126          --          --        15,126
                                            ---------   ---------   ---------   ---------   ---------     ---------
BALANCE, JANUARY 31, 2004                      87,537   $     875   $  98,586   $ 275,339   $      35     $ 374,835
                                            =========   =========   =========   =========   =========     =========

  The accompanying notes are an integral part of these consolidated statements.

[PICTURE]

                       CHICO'S FAS, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 [In thousands]

                                                                                     FISCAL YEAR ENDED
                                                                           -------------------------------------
                                                                           JANUARY 31,  FEBRUARY 1,  FEBRUARY 2,
                                                                              2004         2003         2002
                                                                            ---------    ---------    ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income                                                                 $ 100,230    $  66,759    $  42,187
                                                                            ---------    ---------    ---------
 Adjustments to reconcile net income to net cash
     provided by operating activities --
   Depreciation and amortization, cost of goods sold                            1,970        1,093          406
   Depreciation and amortization, other                                        21,130       15,050       10,001
   Stock option compensation                                                       --           --           45
   Deferred tax expense (benefit)                                               1,336       (1,651)      (1,816)
   Tax benefit of options exercised                                            15,126       22,549        8,184
   Deferred rent expense, net                                                   1,874        1,482          883
   Loss on impairment and disposal of property and equipment                    3,746        1,315        1,445
 (Increase) decrease in assets, net of effects of acquisition --
   Receivables, net                                                            (1,953)        (143)         915
   Inventories                                                                 (4,658)     (16,002)      (4,511)
   Prepaid expenses and other, net                                             (1,281)      (1,691)      (1,835)
 (Decrease) increase in liabilities, net of effects of acquisition --
   Accounts payable                                                            (3,175)       9,000        3,134
   Accrued liabilities                                                         11,035       11,046        6,454
                                                                            ---------    ---------    ---------
     Total adjustments                                                         45,150       42,048       23,305
                                                                            ---------    ---------    ---------
     Net cash provided by operating activities                                145,380      108,807       65,492
                                                                            ---------    ---------    ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Purchases of marketable securities                                          (166,855)    (134,918)     (56,396)
 Proceeds from sale of marketable securities                                  153,447       84,235       30,245
 Acquisition, net of cash acquired                                            (87,636)          --           --
 Purchases of property and equipment                                          (52,300)     (64,742)     (37,437)
                                                                            ---------    ---------    ---------
     Net cash used in investing activities                                   (153,344)    (115,425)     (63,588)
                                                                            ---------    ---------    ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Proceeds from issuance of common stock                                        15,231        7,247        7,703
 Payments on capital leases                                                      (344)          --           --
 Principal payments on debt                                                        --       (5,155)         (66)
 Deferred finance costs                                                            --          (98)         (78)
                                                                            ---------    ---------    ---------
     Net cash provided by financing activities                                 14,887        1,994        7,559
                                                                            ---------    ---------    ---------
     Net increase (decrease) in cash and cash equivalents                       6,923       (4,624)       9,463
CASH AND CASH EQUIVALENTS, Beginning of period                                  8,753       13,377        3,914
                                                                            ---------    ---------    ---------
CASH AND CASH EQUIVALENTS, End of period                                    $  15,676    $   8,753    $  13,377
                                                                            =========    =========    =========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
 Cash paid for interest                                                     $     142    $     285    $     610
 Cash paid for income taxes                                                 $  47,855    $  19,200    $  17,658

NON-CASH INVESTING AND FINANCING ACTIVITIES:
 Common stock issued in acquisition                                         $   4,266           --           --

  The accompanying notes are an integral part of these consolidated statements.

                       CHICO'S FAS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                JANUARY 31, 2004
(In thousands, except share and per share amounts and where otherwise indicated)

1. BUSINESS ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES:

BUSINESS ORGANIZATION

The accompanying consolidated financial statements include the accounts of Chico's FAS, Inc., a Florida corporation, and its wholly-owned subsidiaries. The Company operates as a specialty retailer of exclusively designed, private label casual clothing and related accessories. The Company sells its products through traditional retail stores, catalog, a small franchise network and via the Internet at www.chicos.com. As of January 31, 2004, the Company's retail store system consisted of 557 stores located throughout the United States, the Virgin Islands and Puerto Rico, 545 of which are owned and operated by the Company, and 12 of which are owned and operated by franchisees.

FISCAL YEAR

The Company has a 52-53 week fiscal year ending on the Saturday closest to January 31. The periods presented in these financial statements are the fiscal years ended January 31, 2004 (fiscal 2003), February 1, 2003 (fiscal 2002) and February 2, 2002 (fiscal 2001). Fiscal 2003, 2002 and 2001 each contained 52 weeks.

FRANCHISE OPERATIONS

A summary of the changes in the number of the Company's franchise stores as compared to total Company-owned stores as of the end of fiscal 2003 and 2002 is as follows:

                                                     FISCAL 2003        FISCAL 2002
                                                     -----------        -----------
Franchise stores opened                                   0                   1
Franchise stores in operation at fiscal year-end         12                  12
Company-owned stores at fiscal year-end                 545                 366

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

SEGMENT INFORMATION

The Company's brands, Chico's and White House | Black Market, have been aggregated into one reportable segment due to the similarities of the economic and operating characteristics of the operations represented by the Company's brands.

[PICTURE]

                                                                       [PICTURE]

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

CASH AND CASH EQUIVALENTS

Cash and cash equivalents includes cash on hand and in banks and short-term highly liquid investments with original maturities of three months or less.

MARKETABLE SECURITIES

Marketable securities are classified as available-for-sale and are carried at fair value, with the unrealized holding gains and losses, net of income taxes, reflected as a separate component of stockholders' equity until realized. For the purposes of computing realized and unrealized gains and losses, cost is determined on a specific identification basis.

INVENTORIES

In the fourth quarter of fiscal 2003, the Company changed its method of determining the cost of certain merchandise inventories from the last-in, first-out (LIFO) method to the weighted average cost method. Management believes that the weighted average cost method is a preferable method that better measures the cost of such inventories, results in a better matching of revenues and expenses and more accurately reflects the Company's financial position. The effect of this change was immaterial to the financial results of both the current and prior reporting periods of the Company and, therefore, did not require retroactive restatement of results for those prior periods.

Purchasing, merchandising, distribution and product development costs are expensed as incurred, and are included in the accompanying consolidated statements of income as a component of cost of goods sold.

PROPERTY AND EQUIPMENT

Property and equipment is stated at cost. Depreciation of property and equipment is provided on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are depreciated over the lease term plus one anticipated renewal, not to exceed 10 years. The Company's property and equipment is depreciated using the following estimated useful lives:

                                                ESTIMATED USEFUL LIVES
                                                ----------------------
          Land and land improvements            35 years
          Building and building improvements    20-35 years
          Equipment, furniture and fixtures     2-10 years
          Leasehold improvements                3-10 years or term of lease, if shorter

Maintenance and repairs of property and equipment are expensed as incurred, and major improvements are capitalized. Upon retirement, sale or other disposition of property and equipment, the cost and accumulated depreciation or amortization are eliminated from the accounts, and any gain or loss is charged to operations. The Company is obligated under capital leases for certain property and equipment that expire at various dates during the next five years.

GOODWILL AND OTHER INTANGIBLE ASSETS

The Company adopted the provisions of Statement of Financial Accounting Standard
(SFAS) No. 142, "Goodwill and Other Intangible Assets" (SFAS 142), as of February 3, 2002. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead are tested for impairment at least annually in accordance with the provisions of SFAS 142. During fiscal 2003, the Company acquired a trademark intangible asset in connection with the Company's acquisition of The White House, Inc. (see Note 2). The value of the trademark was determined using a discounted cash flow method, based on the estimated future benefit to be received from the trademark. The Company will not amortize the trademark asset, as the trademark has an indefinite useful life.

[PICTURE]

                                                                       [PICTURE]

The Company has allocated the excess of the cost of The White House, Inc. acquisition over the estimated fair value of the identifiable net assets acquired to goodwill. In accordance with the provisions of SFAS 142, the Company is not amortizing the goodwill. The Company will perform its annual impairment tests of the acquired trademark and goodwill during fiscal 2004 and future years.

ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS

Long-lived assets are reviewed periodically for impairment if events or changes in circumstances indicate that the carrying amount may not be recoverable. If future undiscounted cash flows expected to be generated by the asset are less than its carrying amount, an asset is determined to be impaired, and a loss is recorded for the amount by which the carrying value of the asset exceeds its fair value.

INCOME TAXES

The Company follows the liability method, which establishes deferred tax assets and liabilities for the temporary differences between the financial reporting bases and the tax bases of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. Net deferred tax assets, whose realization is dependent on taxable earnings of future years, are recognized when a greater than 50 percent probability exists that the tax benefits will be realized sometime in the future.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, marketable securities, short-term trade receivables and payables. The carrying values of cash and cash equivalents, marketable securities, trade receivables and trade payables equal fair value.

REVENUE RECOGNITION

Retail sales by Company stores are recorded at the point of sale and are net of estimated customer returns, sales discounts under our "Passport Club" loyalty program and Company issued coupons. Retail sales by catalog and Internet are recorded when shipments are made to catalog and Internet customers and are net of estimated customer returns. Net sales to franchisees are recorded when merchandise is shipped to franchisees and are net of estimated returns.

VENDOR ALLOWANCES

From time to time, the Company receives allowances and/or credits from certain of its vendors. The aggregate amount of such allowances and credits is immaterial to the Company's results of operations.

STORE PRE-OPENING COSTS

Operating costs (including store set-up, rent and training expenses) incurred prior to the opening of new stores are expensed as incurred and are included in general, administrative and store operating expenses in the accompanying consolidated statements of income.

ADVERTISING COSTS

Costs associated with advertising are charged to expense as incurred except for catalogs, which are amortized over the life of the catalog (typically less than six weeks). For fiscal 2003, 2002 and 2001, advertising costs of approximately $27.3 million, $18.8 million, and $12.8 million, respectively, are included in general, administrative and store operating expenses.

STOCK-BASED COMPENSATION PLANS

In December 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 148, "Accounting for Stock-Based Compensation Transition and Disclosure" (SFAS 148). SFAS 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), to provide alternative methods of transition to the fair value method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure provisions of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 does not amend SFAS 123 to require companies to account for their employee stock-based awards using the fair value method. However, the disclosure provisions are required for all companies with stock-based employee compensation, regardless of whether they utilize the fair value method of accounting described in SFAS 123 or the intrinsic value method described in Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25).

The Company uses the intrinsic value method for valuing its awards of stock options and recording the related compensation expense, if any, in accordance with APB 25. No stock-based employee compensation cost for stock options is reflected in net income for fiscal 2003 or 2002 as all options granted during the periods have exercise prices equal to the market value of the underlying common stock on the date of grant. Approximately $45.0 of compensation expense was recorded in fiscal 2001 related to options granted under the Company's Executive Officers' Program and is included in net income, as reported for the year then ended. The following table illustrates the effect on net income and earnings per share as if the Company had applied the fair value recognition provisions of SFAS 123 to all stock-based employee compensation.

                                                                        FISCAL 2003     FISCAL 2002     FISCAL 2001
                                                                        -----------     -----------     -----------
Net income, as reported                                                 $   100,230     $    66,759     $    42,187
Deduct:   Total stock-based employee compensation expense
  determined under fair value based methods for all awards, net of
  taxes                                                                       9,359           8,696           4,814
                                                                        -----------     -----------     -----------
Net income, pro forma                                                   $    90,871     $    58,063     $    37,373
                                                                        ===========     ===========     ===========
Net income per common share:
  Basic - as reported                                                   $      1.16     $      0.80     $      0.52
  Basic - pro forma                                                     $      1.05     $      0.70     $      0.47
  Diluted - as reported                                                 $      1.14     $      0.78     $      0.50
  Diluted - pro forma                                                   $      1.03     $      0.67     $      0.45

For pro forma disclosure purposes, the fair value of each option granted has been estimated as of the grant date using the Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 3.6, 4.8, and 5.1 percent for fiscal 2003, 2002 and 2001, respectively, expected life of seven years, no expected dividends, and expected volatility of 65, 68, and 73 percent for fiscal 2003, 2002 and 2001, respectively. The weighted average fair value of options granted during fiscal 2003, 2002 and 2001 was $15.37, $11.63, and $8.84, respectively. Options granted under the 1992 Stock Option Plan, the 1993 Stock Option Plan and the 2002 Omnibus Stock and Incentive Plan (excluding the non-employee director portion thereof) generally vest ratably over three years. The non-employee director option grants under the 2002 Omnibus Stock and Incentive Plan generally vest after six months. The term of all options granted is 10 years.

[PICTURE]

                                                                       [PICTURE]

COMMON STOCK SPLITS

During fiscal 2002 and 2001, the Board of Directors (the Board) declared three common stock splits (collectively, the Stock Splits). On April 19, 2001, the Board declared a three-for-two stock split of the Company's common stock, payable in the form of a stock dividend on May 16, 2001, to shareholders of record as of the close of business on May 2, 2001. On December 19, 2001, the Board declared a three-for-two stock split of the Company's common stock, payable in the form of a stock dividend on January 18, 2002, to shareholders of record as of the close of business on December 31, 2001. On June 27, 2002, the Board declared a two-for-one stock split of the Company's common stock, payable in the form of a stock dividend on July 29, 2002, to shareholders of record as of the close of business on July 15, 2002. Accordingly, all historical weighted average share and per share amounts and all references to the number of common shares elsewhere in the consolidated financial statements and notes thereto have been restated to reflect the Stock Splits. Par value remains unchanged at $0.01.

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

The following is a reconciliation of the denominators of the basic and diluted EPS computations shown on the face of the accompanying consolidated statements of income as restated for the Stock Splits:

                                               FISCAL 2003        FISCAL 2002       FISCAL 2001
                                               -----------        -----------       -----------
Weighted average common shares
  outstanding - basic                           86,402,532         83,308,829        80,365,350
Dilutive effect of stock options
  outstanding                                    1,739,372          2,723,223         3,412,986
                                               -----------        -----------       -----------
Weighted average common and common
  equivalent shares outstanding - diluted       88,141,904         86,032,052        83,778,336
                                               ===========        ===========       ===========

The following options were outstanding as of the end of the fiscal years but were not included in the computation of diluted EPS because the options' exercise prices were greater than the average market price of the common shares:

                                           FISCAL 2003            FISCAL 2002          FISCAL 2001
                                           -----------            -----------          -----------
Number of options                            312,000                 523,800             373,000
Exercise price                            $30.55-$38.50           $18.30-$21.42      $10.66-$ 13.34
Expiration date                         September 5, 2013 -       June 25, 2012-      May 23, 2010-
                                         January 26, 2014       December 16, 2012    January 2, 2012

NEWLY ISSUED ACCOUNTING PRONOUNCEMENTS

In January 2003, the FASB issued Financial Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities." A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights, or
(b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires that if an entity has a controlling financial interest in a variable interest entity, the assets, liabilities and results of activities of the variable interest entity should be included in the consolidated financial statements of the entity. The provisions of FIN 46 were effective immediately for all arrangements entered into after January 31, 2003. For those arrangements entered into prior to February 1, 2003, the provisions of FIN 46 are effective for the first interim or annual period ending after December 15, 2003. Since the Company does not currently have any variable interest entities, the adoption of the provisions of FIN 46 did not have an impact on the Company's financial position or results of operations.

2. THE WHITE HOUSE, INC. ACQUISITION:

On September 5, 2003, the Company acquired all of the outstanding common stock of The White House, Inc. (The White House) for approximately $93.2 million, consisting of approximately $88.9 million in cash (including acquisition costs of $3.0 million) and approximately $4.3 million in the Company's common stock represented by the issuance of approximately 151,000 shares of the Company's common stock. The Company funded the cash portion of the purchase price from current cash balances and from the sale of certain marketable securities. Of the cash consideration, $12.5 million was placed in a one-year escrow to cover certain indemnification obligations of the sellers. As a result of the transaction, The White House became a wholly-owned subsidiary of the Company.

As of September 5, 2003, The White House operated 107 stores in 30 states, the Virgin Islands, Puerto Rico and the District of Columbia that sell high-quality fashion and basic merchandise assorted primarily in white and black and related shades. As a result of the acquisition, the Company believes that it can strengthen its position in the specialty retail market and continue its overall growth strategy. The transaction was accounted for under the purchase method of accounting and, accordingly, the results of operations of The White House have been consolidated in the Company's financial statements since the date of acquisition.

The total purchase consideration has been allocated to the assets and liabilities acquired, including an identifiable intangible asset (trademark), based on their respective estimated fair values as summarized below. The allocation of the purchase price to the assets and liabilities acquired resulted in excess purchase consideration over the net assets and identifiable intangible asset acquired of $60.1 million and this excess has been assigned to goodwill. Such goodwill and the amounts allocated to the intangible asset are not expected to be deductible for tax purposes. The purchase price allocation is subject to change and will be finalized upon review and refinement of certain estimates. A summary of the allocation of the purchase price follows:

      Cash                                                      $  1,280
      Accounts receivable                                          2,189
      Inventories                                                  5,330
      Other current assets                                         2,552
      Property, plant and equipment                                9,335
      Intangible asset not subject to amortization-Trademark      34,000
      Goodwill                                                    60,114
                                                                --------
                 Total assets acquired                           114,800
                                                                --------
      Current liabilities                                          9,103
      Noncurrent liabilities                                       1,221
      Net deferred tax liability                                  11,295
                                                                --------
                 Total liabilities assumed                        21,619
                                                                --------
                 Net assets acquired                            $ 93,181
                                                                ========

[PICTURE]

                                                                       [PICTURE]

The following table presents unaudited pro forma results of operations for the fiscal years ended January 31, 2004 and February 1, 2003 as if the acquisition of The White House had occurred on February 2, 2003 and February 3, 2002, respectively. The unaudited pro forma information presented below is for illustrative purposes only and is not indicative of results that would have been achieved or results which may be achieved in the future:

                                         FISCAL 2003             FISCAL 2002
                                         -----------             -----------
    Net sales                           $   817,474             $   598,064
    Net income                              101,021(1)               70,060
    Net income per common share:
      Basic                             $      1.17             $      0.84
      Diluted                           $      1.14             $      0.81

(1) Includes approximately $2.7 million (pre-tax) of nonrecurring charges related to the acquisition recorded by The White House in its historical results prior to September 5, 2003.

3. PROPERTY AND EQUIPMENT IMPAIRMENT:

During fiscal 2003, the Company decided to conclude the Pazo test concept and initiated the closing/conversion process for the 10 Pazo stores. As of January 31, 2004, this process has essentially been completed. In connection with the decision to conclude the Pazo test concept, the Company completed an impairment review of Pazo's property and equipment. Upon completion of the review, the Company determined that the carrying value of certain Pazo assets exceeded their future undiscounted cash flows. As a result, the Company recorded an impairment charge of $2.9 million during fiscal 2003. The provision for the asset impairment is included in general, administrative and store operating expenses in the accompanying consolidated statements of income.

4. MARKETABLE SECURITIES:

Marketable securities classified as available-for-sale consisted of the following:

                                           JANUARY 31,            FEBRUARY 1,
                                              2004                   2003
                                          -----------            -----------
   Municipal bonds, cost                  $   104,418            $    91,010
   Municipal bonds, fair value                104,453                 91,195
                                          -----------            -----------
   Unrealized gain                        $        35            $       185
                                          ===========            ===========

During fiscal 2003, the Company recorded a net unrealized loss of approximately $0.2 million. The Company believes that the unrealized loss is as a result of short-term swings in interest rates and that the unrealized loss is temporary. At January 31, 2004, approximately 44 percent of the Company's marketable securities mature within one year, 4 percent between one and five years, 5 percent between five and ten years, and the remainder with maturities greater than ten years will mature by 2032.

5. ACCRUED LIABILITIES:

Accrued liabilities consisted of the following:

                                                                    JANUARY 31,        FEBRUARY 1,
                                                                       2004               2003
                                                                    -----------        -----------
   Allowance for estimated customer returns, gift certificates
       and store credits outstanding                                 $   18,009        $    10,136
   Accrued payroll, bonuses and severance costs                          11,003              8,004
   Other                                                                 14,175             11,558
                                                                    -----------        -----------
                                                                     $   43,187        $    29,698
                                                                    ===========        ===========

6. INCOME TAXES:

The Company's income tax provision consisted of the following:

                                                      FISCAL 2003       FISCAL 2002        FISCAL 2001
                                                      -----------       -----------        -----------
   Current:
    Federal                                           $    52,798       $    37,399        $    24,394
    State                                                   7,298             5,169              3,278
   Deferred:
    Federal                                                   407            (1,451)            (1,603)
    State                                                     929              (200)              (213)
                                                      -----------       -----------        -----------
      Total income tax provision                      $    61,432       $    40,917        $    25,856
                                                      ===========       ===========        ===========

The reconciliation of the income tax provision based on the U.S. statutory federal income tax rate (35 percent) to the Company's income tax provision is as follows:

                                                      FISCAL 2003       FISCAL 2002        FISCAL 2001
                                                      -----------       -----------        -----------
   Tax expense at the statutory rate                  $    56,582       $    37,687        $    23,815
   State income tax expense, net of federal tax
    benefit                                                 4,850             3,230              2,041
                                                      -----------       -----------        -----------
     Total income tax provision                       $    61,432       $    40,917        $    25,856
                                                      ===========       ===========        ===========

Deferred tax assets and liabilities are recorded due to different carrying amounts for financial and income tax reporting purposes arising from cumulative temporary differences. These differences consist of the following as of January 31, 2004, and February 1, 2003:

                                               JANUARY 31, 2004   FEBRUARY 1, 2004
                                               ----------------   ----------------
   Current:
      Accrued liabilities and allowances       $          6,264   $          5,548
      Inventories                                         1,261              1,577
                                               ----------------   ----------------
                                               $          7,525   $          7,125
                                               ================   ================
   Noncurrent:
      Other intangible assets                  $        (13,153)  $              -
      Depreciation                                       (3,139)            (2,463)
      Lease obligations                                   2,548              1,739
      Deferred compensation                               2,020                816
                                               ----------------   ----------------
                                               $        (11,724)  $             92
                                               ================   ================

Deferred tax assets at January 31, 2004 and February 1, 2003 totalled $12.1 million and $9.7 million, respectively. Deferred tax liabilities at January 31, 2004 and February 1, 2003 totalled $16.3 million and $2.5 million, respectively.

[PICTURE]

                                                                       [PICTURE]

7. DEFERRED LIABILITIES:

Deferred liabilities consisted of the following:

                                     JANUARY 31,     FEBRUARY 1,
                                        2004            2003
                                     -----------     -----------
   Deferred rent                     $     6,718     $     4,575
   Deferred compensation                   5,316           2,147
   Capital lease obligations               1,278              --
                                     -----------     -----------
   Total deferred liabilities             13,312           6,722
   Less current portion                     (599)           (171)
                                     -----------     -----------
                                     $    12,713     $     6,551
                                     ===========     ===========

The Company has an unsecured revolving credit facility (the Credit Facility) with Bank of America, N.A., consisting of a total available commitment of $45 million, composed of a line of credit of $10 million (the Line) and a $35 million letter of credit sublimit. All borrowings under the Credit Facility bear interest at the LIBOR rate, plus an additional amount ranging from 0.80 percent to 2.90 percent adjusted quarterly based on the Company's performance per annum (a combined 1.90 percent at January 31, 2004). The Company is also required to pay, quarterly in arrears, a commitment fee of 0.10 percent per annum on the average daily unused portion of the Line. There are no compensating balance requirements associated with the Credit Facility. No borrowings are outstanding as of January 31, 2004 and February 1, 2003.

The Credit Facility contains certain restrictions regarding additional indebtedness, business operations, liens, guaranties, transfers and sales of assets, and transactions with subsidiaries or affiliates. In addition, the Company must comply with certain quarterly restrictions (based on a rolling four-quarters basis) regarding net worth, leverage ratio, fixed charge coverage and current ratio requirements. The Company was in compliance with all covenants at January 31, 2004.

Deferred rent represents the difference between operating lease obligations currently due and operating lease expense, which is recorded by the Company on a straight-line basis over the terms of its leases.

Deferred compensation represents the deferred compensation liability payable to participants of the Chico's FAS, Inc. Deferred Compensation Plan (the Deferred
Plan). See Note 10.

8. COMMITMENTS AND CONTINGENCIES:

The Company leases retail store space and various office equipment under operating and capital leases expiring in various years through the fiscal year ending 2015. Certain of the leases provide that the Company may cancel the lease if the Company's retail sales at that location fall below an established level, and certain leases provide for additional rent payments to be made when sales exceed a base amount. Certain operating leases provide for renewal options for periods from three to five years at their fair rental value at the time of renewal. In the normal course of business, operating leases are generally renewed or replaced by other leases.

Minimum future rental payments under noncancellable operating and capital leases (including leases with certain minimum sales cancellation clauses described below and exclusive of common area maintenance charges and/or contingent rental payments based on sales) as of January 31, 2004, are approximately as follows:

                                                      OPERATING LEASES   CAPITAL LEASES
                                                      ----------------   --------------
      FISCAL YEAR ENDING:
      January 29, 2005                                    $  46,213         $    684
      January 28, 2006                                       44,865              568
      February 3, 2007                                       42,618              130
      February 2, 2008                                       37,862               70
      January 31, 2009                                       31,866               26
      Thereafter                                             81,659               --
                                                      ----------------   --------------
         Total minimum lease payments                     $ 285,083            1,478
                                                      ================
         Less amounts representing interest                                     (200)
                                                                         --------------
      Present value of net minimum capital lease payment                    $  1,278
                                                                         ==============

A majority of the Company's new store operating leases contain cancellation clauses that allow the leases to be terminated at the Company's discretion, if certain minimum sales levels are not met within the first few years of the lease term. The Company has not historically exercised many of these cancellation clauses and, therefore, has included commitments for the full lease terms of such leases in the above table. For fiscal 2003, 2002 and 2001, total rent expense under the Company's operating leases was approximately $59.3 million, $42.2 million, and $30.8 million, respectively, including common area maintenance charges of approximately $6.6 million, $5.2 million, and $3.6 million, respectively, other rental charges of approximately $7.1 million, $5.0 million, and $3.4 million, respectively, and contingent rental expense of approximately $5.7 million, $4.0 million, and $3.4 million, respectively, based on sales.

At January 31, 2004, the Company has approximately $11.8 million in commercial letters of credit outstanding (see Note 7), which had arisen in the normal course of business due to foreign purchase commitments.

The Company was named as defendant in a putative class action suit filed in May 2003 in the Superior Court for the State of California, County of San Francisco. The Company filed an answer denying the material allegations of the Complaint. The Complaint alleges that the Company, in violation of California law, has in place a mandatory uniform policy that requires its employees to purchase and wear Chico's clothing and accessories as a condition of employment. It is the Company's position that no such mandatory uniform policy exists; the Company encourages but does not require its associates to wear Chico's clothing; although many Chico's associates choose to wear Chico's clothing, others do not. The parties are engaged in discovery, and the Company is continuing its investigation. No rulings on class certification have been made. The Company believes the case is without merit and intends to vigorously defend the litigation.

The Company is not a party to any other legal proceedings, other than various claims and lawsuits arising in the normal course of business, none of which the Company believes should have a material adverse effect on its financial condition or results of operations.

9. STOCK OPTION PLANS AND CAPITAL STOCK TRANSACTIONS:

1992 STOCK OPTION PLAN

During fiscal year 1992, the Board approved a stock option plan (the 1992 Plan), which reserved approximately 1,210,000 shares of common stock for future issuance under the 1992 Plan to eligible employees of the Company. The per share exercise price of each stock option is not less than the fair market value of the stock on the date of grant or, in the case of an employee owning more than 10 percent of the outstanding stock of the Company and to the extent incentive stock options, as opposed to nonqualified stock options, are issued, the price is not less than 110 percent of such fair market value. Also, the aggregate fair market value of the stock with respect to which incentive stock options are exercisable for the first time by an employee in any calendar year may not exceed $0.1 million. Options granted under the terms of the 1992 Plan generally vest evenly over three years and have a 10-year term. As of January 31, 2004, approximately 6,000 nonqualified options are outstanding under the 1992 Plan.

[PICTURE]

                                                                       [PICTURE]

1993 STOCK OPTION PLAN

During fiscal year 1993, the Board approved a stock option plan, as amended in fiscal 1999 (the 1993 Plan), which reserved approximately 7,010,000 shares of common stock for future issuance under the 1993 Plan to eligible employees of the Company. The terms of the 1993 Plan are essentially the same as the 1992 Plan. As of January 31, 2004, approximately 2,224,000 nonqualified options are outstanding under the 1993 Plan.

INDEPENDENT DIRECTORS' PLAN

In October 1998, the Board approved a stock option plan (the Independent Directors' Plan), which reserved 1,257,500 shares of common stock for future issuance to eligible independent directors of the Company. Options granted under the terms of the Independent Directors' Plan vest after six months and have a 10-year term. From the date of the adoption of the Independent Directors' Plan and until the 2002 Omnibus Stock and Incentive Plan was adopted, 402,500 options were granted under the Independent Directors' Plan. Since 1993 and prior to adoption of the Independent Directors' Plan, four independent directors of the Company had been granted a total of 651,000 nonqualified options through individual grants at exercise prices ranging from $0.93 to $1.42. Subsequent to the adoption of the Independent Directors' Plan, three independent directors of the Company were granted 135,000 nonqualified stock options through individual grants at exercise prices of $4.29 per share. As of January 31, 2004, approximately 330,000 of these individual grant nonqualified options and options under the Independent Directors' Plan are outstanding.

2002 OMNIBUS STOCK AND INCENTIVE PLAN

In April 2002, the Board approved the Chico's FAS, Inc. 2002 Omnibus Stock and Incentive Plan (the Omnibus Plan), which initially reserved 4,855,140 shares of common stock for future issuance to eligible employees and directors of the Company. In accordance with the terms of the Omnibus Plan, shares of common stock that are represented by options granted under the Company's previously existing plans which are forfeited, expire or are cancelled without delivery of shares of common stock are added to the amounts reserved for issuance under the Omnibus Plan. During fiscal 2003 and fiscal 2002, 8,936 shares and 7,500 shares, respectively, of options on common stock were forfeited under previously existing plans. Also, during fiscal 2003, 126,162 shares issued under the Omnibus Plan were exercised resulting in a total of 4,745,414 shares remaining available for future issuance under the Omnibus Plan as of January 31, 2004. The Omnibus Plan provides for awards of nonqualified stock options, incentive stock options, restricted stock awards and restricted stock units. No new grants will be made under the Company's existing 1992 Plan, 1993 Plan or Independent Directors' Plan, and such existing plans will remain in effect only for purposes of administering options that were outstanding thereunder on the date the Omnibus Plan was approved by the Company's stockholders. As of January 31, 2004, approximately 1,442,000 nonqualified options are outstanding under the Omnibus Plan.

EXECUTIVE OFFICERS' SUPPLEMENTARY STOCK OPTION PROGRAM

During the fiscal year ended February 3, 2001, the Board approved an executive officers' supplementary stock option program (the Executive Officers' Program), which reserved 375,000 shares of common stock for future issuance to eligible executive officers of the Company. Options granted under the terms of the Executive Officers' Program vest after three years and have a 10-year term. As of January 31, 2004, all 375,000 shares have been granted under the Executive Officers' Program at exercise prices ranging from $3.40 to $5.10. Of the 375,000 shares granted, 45,000 shares were granted at exercise prices below fair market value. The granting of these shares resulted in stock compensation expense of approximately $45.0 in the accompanying consolidated statement of income in fiscal 2001. No compensation expense was recorded in fiscal 2003 or 2002. At January 31, 2004, there were no options outstanding under the Executive Officers' Program.

AGGREGATE STOCK OPTION ACTIVITY

As of January 31, 2004, 4,002,128 nonqualified options are outstanding at a weighted average exercise price of $13.53 per share, and 3,303,411 remain available for future grants. Of the options outstanding, 1,710,190 options are exercisable.

Stock option activity for fiscal 2003, 2002 and 2001, was as follows:

                                             FISCAL 2003               FISCAL 2002               FISCAL 2001
                                     -----------------------   -----------------------    ---------------------
                                                    WEIGHTED-                 WEIGHTED-                WEIGHTED-
                                        NUMBER       AVERAGE      NUMBER       AVERAGE      NUMBER      AVERAGE
                                         OF         EXERCISE        OF        EXERCISE        OF       EXERCISE
                                       OPTIONS        PRICE      OPTIONS        PRICE      OPTIONS       PRICE
                                     -----------    --------   -----------    --------    ----------   --------
Outstanding, beginning of period       5,011,600    $  8.75      7,251,226    $   3.66     8,712,158    $2.40
  Granted                              1,069,450      23.09      1,435,266       16.66     1,927,000     8.84
  Exercised                           (2,048,901)      6.87     (3,653,392)       1.78    (2,579,780)    2.21
  Canceled or expired                    (30,021)     18.94        (21,500)       5.09      (808,152)    7.07
                                     -----------               -----------                ----------
Outstanding, end of period             4,002,128      13.53      5,011,600        8.75     7,251,226     3.66
                                     ===========               ===========                ==========
Options exercisable, end of period     1,710,190       8.25      2,275,095        5.87     4,167,688     1.64

The following table summarizes information about stock options as of January 31, 2004:

                            OPTIONS OUTSTANDING               OPTIONS EXERCISABLE
                    -------------------------------------   ----------------------
                                   WEIGHTED-
                                    AVERAGE      WEIGHTED-                WEIGHTED-
                                   REMAINING      AVERAGE                  AVERAGE
    RANGE OF          NUMBER      CONTRACTUAL    EXERCISE     NUMBER      EXERCISE
EXERCISE PRICES     OUTSTANDING   LIFE (YEARS)     PRICE    EXERCISABLE     PRICE
---------------     -----------   ------------   --------   -----------   --------
 $ 0.36-$ 7.49         835,544        5.35       $   2.35      835,544    $   2.35
 $ 7.50-$14.99       1,095,414        4.31           9.43      432,361        9.73
 $15.00-$22.49       1,655,670        9.64          17.35      442,285       17.94
 $22.50-$38.50         415,500        9.74          31.59           --          --
                    ----------                              ----------
                     4,002,128        8.49          13.53    1,710,190        8.25
                    ==========                              ==========

EMPLOYEE STOCK PURCHASE PLAN

The Company has a noncompensatory employee stock purchase plan (ESPP) under which substantially all full-time employees are given the right to purchase up to 800 shares of the common stock of the Company two times a year at a price equal to 85 percent of the value of the stock immediately prior to the beginning of each purchase period. During fiscal 2003, 2002 and 2001, approximately 55,000, 48,000, and 260,000 shares, respectively, were purchased under the ESPP. The Company recognized no compensation expense for the issuance of these shares.

[PICTURE]

                                                                       [PICTURE]

10. RETIREMENT PLANS:

The Company has a 401(k) defined contribution employee benefit plan (the Plan) covering substantially all employees. Employees' rights to Company-contributed benefits vest fully upon completing five years of service, with incremental vesting in service years two through five, as specified in the Plan. Under the Plan, employees may contribute up to 20 percent of their annual compensation, subject to certain statutory limitations. The Company has elected to match employee contributions at 50 percent on the first 6 percent of the employees' contributions and can elect to make additional contributions over and above the mandatory match. For fiscal 2003, 2002 and 2001, the Company's costs under the Plan were approximately $1.2 million, $0.9 million, and $0.4 million, respectively.

In April 2002, the Company adopted the Chico's FAS, Inc. Deferred Compensation Plan (the Deferred Plan) to provide supplemental retirement income benefits for a select group of management employees. Eligible participants may elect to defer up to 80 percent of their salary and 100 percent of their bonuses pursuant to the terms and conditions of the Deferred Plan. The Deferred Plan generally provides for payments upon retirement, death or termination of employment. In addition, the Company may make employer contributions to participants under the Deferred Plan. To date, no Company contributions have been made under the Deferred Plan. The amount of the deferred compensation liability payable to the participants is included in "deferred liabilities" in the accompanying consolidated balance sheet. A portion of these obligations are funded through the establishment of trust accounts held by the Company on behalf of the management group participating in the plan. The trust accounts are reflected in "other assets" in the accompanying consolidated balance sheet.

11. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED):

                                                                                      NET INCOME
                                                                                      PER COMMON
                                                                 NET INCOME PER       AND COMMON
                            NET           GROSS         NET       COMMON SHARE-    EQUIVALENT SHARE-
                           SALES         PROFIT        INCOME         BASIC            DILUTED
                         ---------     ----------     --------   --------------   ------------------
FISCAL YEAR ENDED
   JANUARY 31, 2004:
     First quarter       $ 168,985     $  104,295     $ 23,367      $ 0.27             $ 0.27
     Second quarter        173,436        107,603       24,466        0.28               0.28
     Third quarter         210,569        129,367       26,759        0.31               0.30
     Fourth quarter        215,509        129,757       25,637        0.29               0.29
FISCAL YEAR ENDED
   FEBRUARY 1, 2003:
     First quarter       $ 130,454     $   81,464     $ 19,777      $ 0.24             $ 0.23
     Second quarter        125,068         75,479       16,388        0.20               0.19
     Third quarter         137,261         82,376       15,544        0.19               0.18
     Fourth quarter        138,325         82,020       15,050        0.18               0.17
FISCAL YEAR ENDED
   FEBRUARY 2, 2002:
     First quarter       $  93,233     $   56,292     $ 12,379      $ 0.16             $ 0.15
     Second quarter         89,492         53,685       11,091        0.14               0.13
     Third quarter          93,978         55,542        8,900        0.11               0.11
     Fourth quarter        101,382         58,629        9,818        0.12               0.12

                                                                       [PICTURE]

EXECUTIVE OFFICERS

Scott A. Edmonds
President
Chief Executive Officer

Charles J. Kleman
Executive Vice President-
Chief Operating Officer,
Chief Financial Officer
Secretary/Treasurer

Patricia Murphy Kerstein
Executive Vice President-
Chief Merchandising Officer

Mori C. MacKenzie
Executive Vice President-
Chief Stores Officer

James P. Frain
Executive Vice President-
Chief Marketing Officer

Barry I. Shapiro
Senior Vice President-
Distribution & Logistics

Richard D. Sarmiento
Senior Vice President-White House

Patricia Darrow-Smith
Senior Vice President-
General Merchandise Manager-White House

Michael J. Kincaid
Vice President-Finance and
Chief Accounting Officer

Ajit Patel
Vice President-
Chief Information Officer

[PICTURE]

                                                                       DIRECTORS

                                                              Marvin J. Gralnick
                                                                        Chairman

                                                              Helene B. Gralnick
                                                           Formerly, Senior Vice
                                                      President-Design & Concept

                                                                Scott A. Edmonds
                                                                       President
                                                         Chief Executive Officer

                                                               Charles J. Kleman
                                                       Executive Vice President-
                                                         Chief Operating Officer
                                                         Chief Financial Officer
                                                             Secretary/Treasurer

                                                                 Verna K. Gibson
                                                            Retailing Consultant

                                                                  Ross E. Roeder
                                                                    Chairman and
                                                        Chief Executive Officer-
                                                             Smart & Final, Inc.

                                                             John W. Burden, III
                                                            Retailing Consultant

                                                                 Betsy S. Atkins
                                                                   President and
                                                        Chief Executive Officer-
                                                        Baja Accordiant Ventures

                                    [PICTURE]

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

                                                               Chico's FAS, Inc.
                                                             11215 Metro Parkway
                                                       Fort Myers, Florida 33912
                                                         Website: www.chicos.com

                                                   Transfer Agent and Registrar:
                                              The Registrar and Transfer Company
                                                               10 Commerce Drive
                                                      Cranford, New Jersey 07016

                                                                  Legal Counsel:
                          Trenam, Kemker, Scharf, Barkin, Frye, O'Neill & Mullis
                                                            101 E. Kennedy Blvd.
                                                                      Suite 2700
                                                            Tampa, Florida 33602

                                       Independent Certified Public Accountants:
                                                               Ernst & Young LLP
                                                                100 N. Tampa St.
                                                                      Suite 2200
                                                            Tampa, Florida 33602

                                                             Investor Relations:
                                            Integrated Corporate Relations, Inc.
                                                               24 Post Road East
                                                     Westport, Connecticut 06880
                                                                  (203) 222-9013

                                                    Annual Stockholders Meeting:
                                             Tuesday, June 22, 2004 at 2:00 p.m.
                                                          Sanibel Harbour Resort
                                                       Fort Myers, Florida 33908

[PICTURE]

                                                                       [PICTURE]

WHITE    |   BLACK
HOUSE    |   MARKET

The management team of White House | Black Market is very pleased and excited to be part of the Chico's organization and to be working with such a dynamic team of specialty retailers. There was much appeal to our joining forces with Chico's. In making our decision to move forward, White House | Black Market saw a great potential to secure important benefits. To begin with, the fit seemed right, with both organizations having clearly identifiable niches and strong customer followings. Additionally, the ability to take advantage of the experience and success that Chico's has had in sales, operations, merchandising, marketing, and development was very enticing as a means to position and grow White House | Black Market. Since we became a part of Chico's in September, the transition has gone very smoothly. Having completed the move of our administrative offices to Ft. Myers and having established ourselves in our own building on the Chico's headquarters campus, White House | Black Market believes it is now well positioned to achieve unparalleled growth and expanded national presence.

We believe we now have the potential to see a chain of White House | Black Market stores numbering over 500 stores. We look to take greater advantage of our distinct, memorable and powerful brand as we become an even stronger player in the specialty apparel market. We want to continue to build upon a brand that not only is instantly recognized for its unique, classic white and black niche, but also is known for its current and stylish fashions and unwavering service standards. The ability to tap into the expertise and experience that Chico's has had over the past years presents tremendous opportunities for achieving the targeted growth for the White House | Black Market business and the brand.

It has been a true pleasure to work with the entire team at Chico's during this transition. We look forward to a very successful and mutually beneficial relationship as we now move into this new era of growth for White House | Black Market.

Most sincerely,

/s/ Rick Sarmiento                         /s/ Patricia Darrow-Smith
---------------------                      ---------------------------
Rick Sarmiento                             Patricia Darrow-Smith
President                                  Executive Vice President-
The White House, Inc.                      Chief Merchandising Officer
                                           The White House, Inc.

                                   [PICTURE]

[PICTURE]

CHICO'S(R)

ALABAMA Birmingham Foley** Huntsville Montgomery ARIZONA Chandler Glendale Mesa Phoenix Scottsdale Sedona Tempe** Tucson ARKANSAS Little Rock Rogers CALIFORNIA Bakersfield Brea Burlingame Calabasas Camarillo** Carlsbad Carmel Corte Madera Costa Mesa Danville Del Mar Emeryville Encino Fresno La Canada La Jolla Lafayette Laguna Beach Long Beach Los Angeles Los Gatos Manhattan Beach Marina del Rey Milpitas** Mission Viejo Monterey Newport Beach Ontario** Palm Desert Palm Springs Palo Alto Pasadena Pleasanton Rolling Hills Estates Sacramento San Diego San Francisco San Jose San Juan Capistrano San Mateo Santa Ana Santa Barbara Santa Monica Santa Rosa Sonoma Studio City Thousand Oaks Vacaville** Valencia Ventura Walnut Creek COLORADO Boulder Colorado Springs Denver Fort Collins Lakewood* Littleton CONNECTICUT Avon Fairfield Glastonbury Greenwich Mystic Ridgefield Southbury Stamford Uncasville Waterford West Hartford Westport Wilton DELAWARE Greenville Rehoboth Beach** FLORIDA Amelia Island Aventura Boca Raton Bonita Springs Brandon Captiva Clearwater Coral Gables Delray Beach Destin Ellenton** Estero** Fort Lauderdale Fort Myers Gainesville Jacksonville Key West Manalapan Marco Island Miami Miami Beach Naples Orlando Ormond Beach Palm Beach Gardens Ponte Vedra Beach Sanibel Sarasota St. Augustine** St. Petersburg Stuart Sunrise** Tampa Vero Beach Wellington West Palm Beach Winter Park GEORGIA Alpharetta Athens Atlanta Augusta Columbus Lawrenceville** Marietta Norcross Peachtree City Saint Simons Island IDAHO Boise ILLINOIS Chicago Deer Park Geneva Gurnee** Highland Park Hinsdale Naperville Northbrook Oakbrook Peoria River Forest Schaumburg Skokie Springfield Wheaton Wilmette INDIANA Fort Wayne Indianapolis Michigan City IOWA Davenport KANSAS Leawood Overland Park Prairie Village KENTUCKY Bowling Green* Lexington Louisville Paducah LOUISIANA Baton Rouge Lafayette Mandeville Metairie Monroe New Orleans MAINE Portland MARYLAND Annapolis Baltimore Bethesda Chevy Chase Columbia Frederick Gathersburg* Potomac Rockville Towson MASSACHUSETTS Acton Boston Braintree Burlington Canton Chestnut Hill Hyannis Longmeadow Marlborough Mashpee Natick Peabody Wellesley Wrentham** MICHIGAN Ann Arbor Birmingham Grand Rapids Grandville Grosse Pointe Holland Livonia Novi Okemos Petosky Rochester Hills Troy West Bloomfield MINNESOTA Edina Mall of America Maple Grove Rochester St. Paul Wayzata White Bear Lake Woodbury MISSISSIPPI Flowood Jackson Ridgeland MISSOURI Chesterfield Columbia Des Peres Kansas City St. Louis Springfield MONTANA Billings NEBRASKA Henderson Lincoln Omaha NEVADA Henderson Las Vegas NEW JERSEY Bridgewater Cherry Hill Denville Edgewater Hackensack Marlton Mount Laurel Paramus Princeton Ridgewood Sea Girt Short Hills Shrewsbury Westfield Westwood Woodcliff Lake NEW MEXICO Albuquerque Santa Fe NEW YORK Albany Bayside Buffalo Central Valley** Garden City Great Neck Manhattan Mount Kisco Riverhead** Rochester Southampton Stony Brook Syracuse White Plains Williamsville Woodbury NORTH CAROLINA Asheville Chapel Hill Charlotte Durham Greensboro Greenville Hickory Huntersville Raleigh Wilmington* Winston-Salem* OHIO Beachwood Chagrin Falls Cincinnati Cleveland Columbus Dayton Rocky River Upper Arlington West Chester Woodmere Worthington OKLAHOMA Edmond Norman Oklahoma City Tulsa OREGON Bend Eugene Gresham Lake Oswego Portland PENNSYLVANIA Allentown Ardmore Chestnut Hill Concordville Doylestown Glen Mills King of Prussia Lahaska Lancaster Manayunk North Wales Paoli Pittsburgh RHODE ISLAND Cranston Newport Smithfield SOUTH CAROLINA Charleston Columbia Greenville Hilton Head Mount Pleasant Myrtle Beach SOUTH DAKOTA Sioux Falls* TENNESSEE Franklin Germantown Johnson City Knoxville Memphis Nashville TEXAS Amarillo Arlington Austin College Station* Corpus Christi Dallas Fort Worth Friendswood Frisco Grapevine** Houston Hurst Kingwood Lubbock Midland Plano San Antonio Southlake Sugar Land Waco* Woodlands UTAH Provo Salt Lake City VERMONT Burlington VIRGINIA Alexandria Arlington Charlottesville Fairfax Fredericksburg Leesburg** Lynchburg McLean Norfolk Reston Richmond Virginia Beach Williamsburg Winchester Woodbridge** WASHINGTON Bellevue Issaquah* Redmond Seattle Spokane WASHINGTON D.C. Georgetown Union Station WISCONSIN Appleton Brookfield Fox Point Middleton Milwaukee Wauwatosa WYOMING Jackson Hole
[*Coming Soon / **Outlet Store]

(PHOTO)

White                                   Black
House                                   Market

ALABAMA Birmingham ARIZONA Chandler Scottsdale Tucson CALIFORNIA Burlingame* Carlsbad Del Mar Glendale La Jolla Laguna Beach Manhattan Beach Mission Viejo Newport Beach Palm Desert Palo Alto Palos Verdes Pasadena Santa Rosa Walnut Creek Burlingame* Del Mar** Laguna Beach** Palm Desert** COLORADO Colorado Springs Littleton CONNECTICUT Danbury Glastonbury DELAWARE Greenville Rehoboth Beach FLORIDA Boca Raton Bonita Springs Coconut Grove Destin Ft. Lauderdale Ft. Myers Key West Miami Beach Naples North Miami Orlando Palm Beach Gardens Sarasota St. Petersburg Tampa West Palm Beach Coconut Grove** Marco Island* Naples** GEORGIA Alpharetta* Atlanta Buford Marietta Norcross HAWAII Lahaina Maui Oahu ILLINOIS Deerfield Deer Park Geneva Peoria KANSAS Leawood Overland Park KENTUCKY Louisville LOUISIANA Metairie New Orleans MARYLAND Annapolis Baltimore Towson Annapolis** MASSACHUSETTS Mashpee Commons* MICHIGAN East Lansing Rochester Hills Troy MINNESOTA Mall of America Maple Grove MISSOURI Chesterfield Kansas City St. Louis NEVADA Henderson* Las Vegas NEW JERSEY Edison Marlton Princeton NEW MEXICO Santa Fe NEW YORK White Plains Woodbury NORTH CAROLINA Charlotte Durham Huntersville Raleigh OHIO Cincinnati Upper Arlington Worthington OKLAHOMA Edmond* Tulsa PENNSYLVANIA King of Prussia Monroeville RHODE ISLAND Cranston SOUTH CAROLINA Charleston Greenville Hilton Head Mt. Pleasant TENNESSEE Franklin* TEXAS Ft. Worth Frisco Houston Plano San Antonio UTAH Salt Lake City VIRGINIA Norfolk Richmond WASHINGTON, D.C. Georgetown Union Station PUERTO RICO San Juan U.S. VIRGIN ISLANDS St. Thomas *Coming Soon **On Sale Location

CHICO'S FAS, INC. 11215 METRO
PARKWAY FORT MYERS, FLORIDA
33912 P. 239.277.6200 F.
239.277.5237 1.888.855.4986
WWW.CHICOS.COM