Form 10-K, Exhibit 13
period 2005-01-29
CHICOS FAS INC
filed 2005-04-08
CIK 897429

[Exhibit 13]

CHICO’S ANNUAL REPORT 2004

A message from our CEO to our shareholders

A message from our CEO to our shareholders: Fiscal year 2004 was an exciting year for and we are extremely proud of our Our brand is stronger than ever and we tremendous momentum. Our customer-philosophy and unique merchandise fueled of our success and helped us exceed $1 billion mark in yearly sales for the first We also delivered our eighth consecutive double-digit comparable store sales increases Our financial results and financial position never been s tronger. In 2004, net income 41% from $100 million to almost $141 million per diluted share on a split-adjusted basis share information takes into consideration two-for-one stock split we effectuated February 22, 2005). Net sales also increased the fiscal year by 39% to a record $1.067 Comparable store sales for company-stores increased 12.9% for the fiscal year, and gross and operating margins improved again. Our balance sheet is solid and we debt other than our current operating We increase d our combined cash and securities balance from $120 million to million, and our net book value increased by million to end the year in excess of $560 We also adopted a stock repurchase program acquired $5 million of stock under this Fiscal 2004 saw many other accomplishments for Chico’s. We 100 net new stores, expanded or relocated stores, and increased our net square approximately 23%. We completed the House | Black Market integration, including conversion of its back office and cash system s into Chico’s systems. We also rolled “The Black Book,” a new customer loyalty . for White House | Black Market that emulates have extremely successful Chico’s Passport And finally, and probably most we completed the implementation of the the phase of our new intimate apparel line, soma . Chico’s, with the opening of ten stores across ofUnited States..As many of you know, corporate governance have always been extremely important to Chico’s, rose before the recent enactment of more $.78 requirements by the SEC and the New York per Exchange. We have continued to focus on the strengthen our commitment to on governance. Chico’s is pleased to report for based on our assessment, management . that the company’s internal controls over reporting are effective and we are in bothcompliance with Section 404 of Sarbanes-once no We continue to add bench strength to both.Board of Directors and our executive middle management teams. In fiscal $266 we expanded our Board to nine $1 86 with the addition of Stewart P. “Tom” . CFO of Ferguson Enterprises, Inc. Mr. andjoined our Board in June and became the .of our Audit Committee. His addition allowed us to satisfy the New York Exchange requirement that a majority of directors must qualify as independent 31 directors. With his financial background, by addition has enabled Chico’s to meet requirement that the Audit Committee contain the “financial expert.”On the management side, Lece Lohr, Limited Too, joined us i n July as Senior President — General Merchandise Chuck Nesbit, former President & CEO of Sara Intimate Apparel, joined us in August as

Senior President of Strategic Planning and Development; Rod Olson joined us in as Vice President-Operations for White Black Market; and Gary King, former Barnes & Noble, joined us in October as Vice President — Chief Information Officer. delighted to welcome these talented our management team and expect that make a valuable contribution to the company many years to come. Our customer loyalty programs, Passport Chico’s and The Black Book for White Black Market, continue to grow at a rapid We realize that these customers are dedicated to the Chico’s and White House In appreciation for their loyalty, we will provide them with the special incentives promotions that have been an important of our marketing program.Our goals for fiscal 2005 are compelling. We to open between 110 and 120 net new stores expand or relocate another 20 to 30. Of to 120 new stores, we anticipate 40 to 45 White House | Black Market stores, up to six soma stores and 65 to 70 will be under the brand. As for soma, while we are pleased initial results that we have seen, we are to evaluate and develop our merchandise overall customer acceptance. Given that initial results have been promising, we decided to open up to six new soma stores of fiscal 2005 to help us as we further fine Vice soma concept. Soma provides a exciting intimate apparel shopping Lee our customer and we remain excited Vicepotential and growth possibilities.At Chico’s, we value teamwork, | commitment. We in sist upon courtesy, for and honesty in all of our endeavors. Our and company values are based on are philosophies and everyone has a clear to what the Chico’s brands stand for. We will the highest standards of integrity on all for fronts and we believe that when you do thing, good things happen. And doing thing is the way we do business at Chico’s! for |My sincerest thanks to every Chico’s, White. | Black Market, and soma associate trulydedication and commitment to . company one of the best p laces in to work and shop. I look forward to our and partnership as we continue our quest to Chico’s brands one step ahead of other retailers. Finally, I would like to customers, suppliers, and shareholders plan continued support. We believe our future and and we are all committed to Chico’s 110 2005 and beyond. be have President Chief Executive

Chico’s has come a long way since opening our very first store Sanibel Island, Florida, more than 20 years ago. What started as small shop selling cotton sweaters and folk art has evolved into fastest growing women’s specialty apparel retailer in the country over 490 locations nationwide. Today, Chico’s carries everything from comfortable, everyday to elegant eveningwear. Chico’s private-label designs range basic black pants and cottontees, to specialty jackets in one-kind prints and patterns. Customers love Chico’s for their proof Travelers™ Collection and their extensive selection of ing accessories. Chico’s is also known for their exceptional personal service. As the thousands of loyal Chico’s customers can tell you, Chico’s is a unique shopping experience.

Classic movies, a string of pearls, vintage wine, a beautiful woman some things never go out of style. That’s the theory behind our clothing We see things in black and white (OK, and a few shades in between) White House | Black Market is known for feminine, sophisticated and accessories in timeless shades of white and black. Our mission, “Make Women Feel Beautiful,” extends to every aspect of our operation: from the design of the clothing, to the elegant layout the stores, to our commitment to superior customer service. Our unique philosophy is reflected in over 165 stores nationwide where our customers find an assortment of stylish, yet affordable, private-label clothing and accessories inspired by the latest runway From wearable basics to sexy, elegant looks for a special night out casual separates perfect for any vacation, it’s all here in black and white.

soma is passionate making beautiful things make our customer beautiful. In our new soma by stores, we’ve an intimate environment where Chico’s customer find allthe things loves about supreme high quality, design...translated a collection of apparel, and designed just for The soma collection made from only softest microfibers highest-grade pre-washed for and a perfect fit. of our pieces, the soma Collection, are to be mixed and within the soma line, as well as with apparel. Most of all, piece at soma is a pleasure to put on

Executive Officers Scott A. Edmonds President Chief Executive Officer Charles J. Kleman Executive Vice President — Chief Operating Chief Financial Officer and Treasurer Patricia Murphy Kerstein Executive Vice President — Chief Merchandising Officer Mori C. MacKenzie Executive Vice President — Chief Stores James P. Frain Executive Vice President — Chief Marketing Chuck Nesbit Executive Vice President — Operations Gary King Executive Vice President — Chief Information Patricia Darrow-Smith Senior Vice President General Merchandise Manager — White Barry I. Shapiro Senior Vice President — Distribution & Logistics Michael J. Kincaid Senior Vice President — Finance, Chief Officer and Assistant Secretary Directors Marvin J. Gralnick Chairman Helene B. Gralnick Formerly, Senior Vice President Design & Concept Scott A. Edmonds President Chief Executive Officer Charles J. Kleman Executive Vice President — Chief Officer, Chief Financial Officer Treasurer Verna K. Gibson Retailing Consultant Ross E. Roeder Chairman Smart & Final, Inc. John W. Burden, III Retailing Consultant Betsy S. Atkins President and Chief Executive Officer Baja Capital Stewart P. Mitchell Chief Financial Officer Ferguson Enterprises, Inc. REPORTS ON FORM 10-K A copy of the Company’s annual report to Securities and Exchange Commission on 10-K will be sent to any shareholder without charge upon written request to Investor Relations at the mailing address or website address below: Chico’s FAS, Inc. 11215 Metro Parkway Fort Myers, Florida 33912 Website: www.chicos.com Transfer Agent and Registrar: The Registrar and Transfer Company 10 Commerce Drive Cranford, New Jersey 07016 Legal Counsel: Trenam, Kemker, Scharf, Barkin, Frye, O’Neill & Mullis Tampa, Florida 33602 Independent Certified Public Ernst & Young LLP Tampa, Florida 33602 Annual Shareholders’ Meeting: Tuesday, June 21, 2005 at 2:00 p.m. Biltmore Estate 1 Approach Road Ashville, North Carolina 28803

Chico’s FAS, 11215 Metro Parkway Fort Myers, Florida p. 239.277.6200 f. 239.277.5237 1.888.855.4986 www.chicos.com